Follow-Up Materials

06015176

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REGISTRANT'S NAME Electric Interconnection SA

*CURRENT ADDRESS

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JUL 14 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34786 FISCAL YEAR 12-31-05

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DAT : 7/14/06

VOLUME I

ANNUAL REP[ORT] 20[05]



Electric Interconnection SA

~~82-34~~ 82-34786

ARIS
12-31-05

GRUPO ISA

VISION

In the year 2006, ISA will be recognized as Latin America's most efficient economic group in the provision of administration, operation and transport services in power markets integrated with telecommunications services.

MISSION

Our mission as an economic group is to provide administration, operation and transport services in power markets integrated with telecommunications services, and grow profitably, so as to generate value to our shareholders.

We act with social responsibility and ethics based upon the integral development of our people and committed to the sustainable future and well being of our society.

Our success stems from our commitment to excellence and relentless efforts to build solid business relations with both customers and suppliers.

ANNUAL REPORT
2005

GRUPO

ISA





CONTENTS





BOARD OF DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS
2005-2006

PRINCIPAL MEMBERS	ALTERNATE MEMBERS
MINISTER MINISTRY OF MINES AND ENERGY Luis Ernesto Mejia Castro	VICE-MINISTER OF MINES AND ENERGY MINISTRY OF MINES AND ENERGY Manuel Fernando Maiguashca Olano
VICE-MINISTER GENERAL MINISTRY OF FINANCE AND PUBLIC CREDIT Gloria Ines Cortes Arango	LEGAL COUNSEL TO THE MINISTER MINISTRY OF FINANCE AND PUBLIC CREDIT Nhora Abuchar Chamie
Isaac Yanovich Farbaiarz	Luis Fernando Uribe Restrepo
Luis Fernando Alarcon Mantilla	Jorge Hernan Cardenas Santamaria
ENERGY GENERATION MANAGER EMPRESAS PUBLICAS DE MEDELLIN Jesus Aristizabal Guevara	ENERGY DISTRIBUTION MANAGER EMPRESAS PUBLICAS DE MEDELLIN Gabriel Jaime Betancourt Mesa
HERNAN MARTINEZ TORRES	MARIA ISABEL PATIÑO OSORIO
ORLANDO CABRALES MARTINEZ	ANDRES FELIPE MEJIA CARDONA.

M A N A G E M E N T

GENERAL MANAGER
Javier G. Gutierrez Pemberthy

ENERGY TRANSPORT SERVICES MANAGER
Ana Mercedes Villegas Mejia

SOUTH AMERICAN REGION MANAGER
Fernando Rojas Pinto

CONSTRUCTION AND MATERIALS MANAGER
Jorge Rodriguez Ortiz

ADMINISTRATIVE MANAGER
Carlota Maria Nicholls Estrada

CORPORATE STRATEGY MANAGER
Cesar Augusto Ramirez Rojas

CORPORATE FINANCE MANAGER
Alba Luz Hoyos Naranjo
Juan Guillermo Chica Ramirez (A)
Rocio Idarraga Ortiz

CORPORATE COMPTROLLER
Sergio Alberto Gomez Franco

SECRETARY GENERAL
Juan David Bastidas Saldarriaga
Alberto Mauricio Bernal Latorre (A)

CORPORATE IMAGE DIRECTOR
Carmen Elisa Restrepo Velez

• Information about positions corresponds to the restructuring of the Company, in force as of June 2005.

• Pablo Corredor Avella, Operations and Market Administration Manager until September 1st 2005 when the affiliate XM, Compañia de Expertos en Mercados was established.





REPORT FROM THE BOARD OF DIRECTORS AND THE GENERAL MANAGER

CERTIFICATION OF FINANCIAL STATEMENTS AND OTHER RELEVANT REPORTS

Medellin, February 12, 2006

To the stockholders of Interconexion Electrica S. A. E. S. P.

In connection with the annual report of Grupo ISA, the undersigned Legal Agent and Chief Accountant of Interconexion Electrica S. A. E. S. P., hereby certify that:

1. As provided in Article 37 of Law 222 of 1995, before disclosing to you and to third parties the financial statements of the Company as of December 31st 2005 and 2004, they have previously verified the assertions therein contained, and that they have been faithfully taken from the books.

2. That in compliance with article 46 of Law 964 of 2005, the financial statements and other reports relevant to the public related to the fiscal years ended on December 31st 2005 and 2004, do not contain defects, inaccuracies or errors that prevent ascertaining the true financial position and operations of the Company.

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Chief Accountant
T.P. 8671-T

REPORT FROM THE BOARD OF DIRECTORS AND THE GENERAL MANAGER

A LETTER FROM THE MANAGEMENT

It is a great honor to present the Management Results of 2005, and the prospects for both the Grupo ISA and Interconexion Electrica S.A. E.S.P.

In a general manner, we present some outstanding results:

- Net income was $187,179 million for ISA and $200,258 million for the Group, allowing dividends to keep their growing trend.
- Share quote showed considerable increase (170%), highly correlated to the behavior of Colombia's securities market.
- Service delivery availability indexes outdid minimal regulatory levels.
- Customer satisfaction showed in higher performance ratings.
- Construction of 1,051-km transmission lines in Colombia continued in order to increase transport capacity to the country's central and northern regions.
- A new Group affiliate was created: XM, Compañia de Expertos en Mercados, that started operations on October 1st.
- Affiliate ISA Bolivia commissioned the lines subject of concession ahead of deadline.
- ISA became the eighth partner of Empresa Propietaria de la Red -EPR-, with 12.5% participation.

On the other hand, the issue of Corporate Governance was a permanent source of coherent response to the diverse interest groups, and toward uniform direction of the Group's affiliates. Construction of synergy among all the affiliates was decisive in the context of the Economic Group's consolidation strategy.

Availing of our people's capabilities, we respectfully advance along the growth path. We hope our effort will allow us to benefit from new and outstanding opportunities to add value to the Corporation and to the Economic Group, helped by profitable investment, competitive costs of current business, and high satisfaction levels among our customers.

Volume 1 of the Management and Results Report 2005 reflects the actions of the Economic Group and Interconexion Electrica S.A. E.S.P. -ISA- to meet our commitments and advance in the pursuit of our Corporate Vision, and it contains:

- Reports of the Board of Directors. Operation of the Board of Directors and compliance with the Good Governance Code.
- Executive Summary. A synthesis of the most relevant actions for both the Group and ISA.
- Management Report of the Group. It is a detailed presentation of the Group's main achievements, and of those of each affiliate.
- Management Report of Interconexion Electrica S.A. E.S.P. -ISA-. It is a detailed register of goals achieved, results and commitments in service delivery, management results, and financial statements.
- Prospects and commitments.

Volume 2 includes the Consolidated Financial Statement and their corresponding Notes.

Also included is the Report on Corporate Social Responsibility – ISA 2005, with a Report on Fulfillment of the Global Pact Commitments.

Finally, we want to express our gratitude to our workers for their dedication and contribution to the achievement of results, to our customers, for permitting us to interpret their aspirations and so improve our services, and to our suppliers, for contributing with their effort to the fulfillment of goals.

Thanks are given to the shareholders for their confidence in ISA's corporate capabilities, that commits us to the continued generation of value for their investment; to the financial community, for supporting our business initiatives; to the State, for allowing us to work by its side in the daily quest for a better future; to the governments and societies of the different countries where we are conducting our entrepreneurial activity, for their welcoming trust, that has allowed us the delivery of services indispensable for their development.

Thanks to our armed forces for their committed and devoted work aimed at preserving security conditions, without which, service could not continue.

And of course, we thank God, whose perennial presence bestows on us hope, peace, and optimism to serenely find our daily path.

We reiterate our commitment to continued and enthusiastic work for the future, established in our corporate vision.

Luis Fernando Alarcón M.
President of the Borrad of Directors

Javier G. Gutiérrez P.
General Manager

It is ISA's Good Governance Practice to present an annual report on the operation of the Board of Directors and on compliance with and development of the Good Governance Code; *see Volume 1 page 106.*

In compliance with the rulings of the Securities Commission through Resolution 0275 of May 23rd 2001, and with the provisions of the Articles of Incorporation, the Board of Directors of ISA approved the Good Governance Code presented by Management. Its first amendment took place in September 2003 to modify composition and denomination of the Control Committee, which changed its name to Corporate Auditing Committee. ISA is currently preparing a second amendment to update the contents of the Code in view of the securities market's latest dispositions and the Corporation's structure. Once finished, such amendment will be disclosed to the shareholders and investors through a mass communication medium.

Compliance with the provisions of the Good Governance Code is verified with the aid of evaluation mechanisms by the Corporate Comptroller Office and the Statutory Auditor, and it is monitored by means of the Mechanism for Compliance with the Code of Good Governance, whose reports can be viewed online at the Corporation's Webpage.

EXECUTIVE SUMMARY

Grupo ISA

It has investments in the power and telecommunications sectors, and its core business is transport of electric power in Colombia, Peru, and Bolivia, countries where it has a considerable percentage participation in the total transport grid.



GRUPO
ISA
ISA
Administration, operation and transport services in power markets, as well as telecommunications
1967
POWER
COMMUNICATIONS
REP
Red de Energía del Perú
2002
TRANSELCA
1998
ISA
ISA PERÚ S.A.
2002
ISA
BOLIVIA
2003
Internexa
2001
flycom comunicaciones
2002
[99.73%]
[30.00%]
30.00%
[65.00%]
54.86%
[28.07%]
[51.00%]
[99.99%]
[75.04%]
48.99%
0.01%
Operation of the National Interconnection System and Administration of the Wholesale Energy Market
Transport of electric energy and operation of transmission systems in Peru.
Transport of electric energy and operation of the power system in the Atlantic Coast region of Colombia.
Transport of electric energy and operation of transmission lines (concession)
Transport of electric energy and operation of transmission lines (concession)
Carrier service.
Transnexa
[50%]
Value added services through wire LMDS technology for broad ban local access.

With 16,836 km of lines, Grupo ISA is one of South America's main international power carriers, present in all the countries in the Andean Community of Nations. In Colombia, with ISA and TRANSELCA, the Group has 84% participation in grids at 220kV or above. In Peru, through Red de Energia del Peru -REP-, and ISA Peru, participation amounts to 79%; and in Bolivia, with ISA Bolivia, participation is 51%.

It also has international connections between Colombia and Venezuela, Colombia and Ecuador, and Peru and Ecuador.

Grupo ISA's participation in the countries of the target market


EPR
ISA
TRANSELCA
84%
R E P
Red de Energía del Perú
ISA
ISA PERÚ S.A.
79%
ISA
BOLIVIA
51%
Grupo ISA
Other transporters
Grupo ISA's international interconnections
Other transporters' international interconnections
SIEPAC Project (under construction)

On September 1st 2005, the Group established the new affiliate, XM, Compañia de Expertos en Mercados S.A. E.S.P., whose purpose is to carry out the Operation of the National Interconnected System, as well as the Administration of the Wholesale Energy Market, which Interconexion Electrica S.A. -ISA- was in charge of until September 30 of that same year.

In the power sector, advancement of the internationalization process, consolidation as Latin America's main carrier, and materialization of its aspiration to stand out as markets operator and administrator, continued.

In the telecommunications sector, it remains the leader as carrier of carriers, shown by its 56% participation in the domestic transport market and 42.6% in Internet transport. Besides, it succeeded in positioning FLYCOM COMUNICACIONES as Colombia's first wireless broadband operator. Participation in the domestic value-added market is 1.85%.

Data transmission network



4,267km of Fiber-optic Network
Microwave National Network
Satellite Network and LMDS Network

International Connections
Arcos and Maya Cables
Colombia – Ecuador Interconnection

Market share	
Carrier service	
Internexa	56.0% (National) 42.6% (Internet)
Value-added service	
flycom comunicaciones	1.85%

In this sector, besides its leverage in electric infrastructure development, the Group owns Colombia's most reliable grid, it is carrier of carriers at both the national and the international levels through INTERNEXA, and it delivers value-added services in the country's main cities, through FLYCOM COMUNICACIONES. Its future plans are to enter the countries of the Andean Community of Nations as a carrier of carriers.

Results in 2005

Grupo ISA saw outstanding results during the period:

- Net income totaled $200,258 million (41.3% over 2004).
- Consolidated operating revenues reached $1,076,495 million.
- Risk ratings for bond issues for ISA, TRANSELCA and REP were maintained.
- It commissioned the Santivanez-Sucre, Sucre-Punutuma and Carrasco-Urubo lines in Bolivia.
- It participated in biddings for transmission projects in Colombia, Ecuador, Brazil, Chile, and Bolivia.
- Its new subordinate ISA Bolivia started operations on September 17th.
- It created XM, Compañia de Expertos en Mercados S.A. E.S.P., which started operations October 1st.
- It incorporated subordinate ISA Capital Do Brasil Ltda., headquartered in Sao Paulo.

- It homologated Service and Social Policies for all of the Group's affiliates.
- It implemented Customer Satisfaction evaluation with Walker Information in all of the Group's companies.
- It advanced restructuring of ISA as an Economic Group, and approved its corporate control scheme.
- It implemented a new remuneration system for the senior managerial group of each of its affiliates.
- It renewed ISO-9001 certification, version 2000 for ISA, TRANSELCA and REP.
- It implemented MySAP ERP in ISA Bolivia, TRANSELCA and XM.

The Group's net income rose 41.3% (from $141,676 million in 2004, it went up to $200,258 million in 2005), thanks to construction of synergies among the affiliates, to joined efforts for cost and expenses optimization, to homologation of policies, as well as to standardization of accounting procedures and practices.

Assets growth reached $330,702 million with the start of operations of ISA Bolivia, and due to the advancement in construction of the Primavera-Bacata and Primavera-Bolivar projects. *See Table 1.*

Grupo ISA Income Statement

$ Million	**2004**	**2005**	**Variation**	**Var. %**
Revenues	1,072,581	1,076,495	3,914	0.4
Costs and expenses	575,787	588,428	12,641	2.2
EBITDA	705,095	700,049	-5,046	-0.7
Operating income	496,794	488,067	-8,727	-1.8
Non-operating results	-246,386	-195,664	50,722	-20.6
Pre-tax income	250,408	292,403	41,995	16.8
Income tax provision	103,554	69,475	-34,079	-32.9
Net income before minority interest	146,854	222,928	76,074	51.8
Minority interest	5,178	22,670	17,492	337.8
Net income	141,676	200,258	58,582	41.3
EBITDA margin	65.7%	65.0%		
Operating margin	46.3%	45.3%		
Net margin	13.2%	18.6%		
Grupo ISA Balance Sheet				
Assets	5,542,341	5,873,043	330,702	6.0
Liabilities	2,578,435	2,712,415	133,980	5.2
Minority interest	320,733	374,398	53,665	16.7
Equity	2,643,173	2,786,230	143,057	5.4
Total Leverage	46.5%	46.2%		

Table 1

Where are we headed?

In 2006, and based on the strategic direction, Grupo ISA will channel its efforts toward activities such as:

- Ensure value generation.
- Widen participation in target market.
- Consolidate unity of purpose and direction, and ensure construction of synergy.
- Develop organizational capital and implement technological preparedness.

In the energy sector, its growth strategy will allow the Group to widen its presence and participation in the electric market, venture into the transport of gas, and contribute to the integration of energy markets in Latin America.

In order to be competitive, the power companies will focus their actions toward generation of value with an emphasis on higher productivity in management of regulated revenues, increased ancillary services, asset management, improvement of operational cost structure, and optimization of financial and fiscal management.

Interconexion Electrica S.A. E.S.P. -ISA-

An energy transmission company with national coverage. It has 8,941 kilometers of transmission lines above 110kV, 46 substations, 10,105 MVA of transformation, and 3,285 MVAR of compensation. It owns 70% of the National Transmission System -STN-, and it is currently constructing 1,051 kilometers in two projects that will allow reinforcement of energy exchange between Colombia's central and northern regions: Primavera-Bacata at 500kV, to be commissioned on December 31st 2006; and Primavera-Bolivar, at 500kV, to enter operation on March 31st 2007.

Electric energy transmission grid in Colombia


Companies
ISA
TRANSELCA
Others

Results in 2005

Among ISA's satisfactory results, the following stand out:

- Its net income increased 33.7% to $187,179 million.
- It became a partner of EPR -Empresa Propietaria de la Red-.
- Its stock appreciated 170%.
- It reached 99.942% total average availability, outdoing the goal established by the Energy and Gas Regulatory Commission -CREG- at 99.651%.
- It saw 55.66% advancement of the Primavera-Bacata (UPME 01) Project, and 47.07% advancement of the Primavera-Bolivar (UPME 02) Project.
- It received 83% customer satisfaction rating.
- It obtained 91% general reputation rating.
- It implemented the Corporation's restructuring to respond to the roles of power carrier, strategic operator, and Economic Group's Parent Company.
- It negotiated the collective labor pact covering 86.7% of workers, until the year 2010.
- It joined the Global Pact.

As of December 31st, ISA showed solid financial standing, ratified by Duff & Phelps de Colombia S.A AAA rating for its Domestic Debt Bonds; and BBB international rating in domestic currency and BB in foreign currency (equal to the sovereign ceiling of the Republic of Colombia, with a positive outlook), for long-term loans, granted by Standard & Poor's.

Net income grew by 33.7%, from $140,015 million in 2004 to $187,179 million in 2005. Operating revenues totaled $708,281 million, and Operating and EBITDA margins stood at 50.9% and 67.8%, respectively. The good results of the subordinates, lower financial costs, and utilization of special deduction for asset investment, with its resulting lower income tax provision, stand out. *See Table 2.*

ISA Income Statement

$ Million	2004	2005	Variation	Var. %
Revenues	712,206	708,281	-3,925	-0.6
Costs and expenses	341,406	347,515	6,109	1.8
EBITDA	497,804	480,037	-17,767	-3.6
Operating income	370,800	360,766	-10,034	-2.7
Non- operating results	-154,268	-120,310	33,958	-22.0
Pre-tax income	216,532	240,456	23,924	11.0
Income tax provision	76,517	53,277	-23,240	-30.4
Net income	140,015	187,179	47,164	33.7
EBITDA margin	69.9%	67.8%		
Operating margin	52.1%	50.9%		
Net margin	19.7%	26.4%		
ISA Balance Sheet				
Assets	4,525,552	4,529,459	3,907	0.1
Liabilities	1,869,653	1,742,757	-126,896	-6.8
Equity	2,655,899	2,786,702	130,803	4.9
Total Leverage	41.3%	38.5%		

Table 2

It must be pointed out here that whereas activities related to both the National Dispatch Center -CND- and the Wholesale Energy Market -MEM- for the whole period are included in the 2004 Report, for the period of 2005, only the activities developed along nine months are registered, due to the start of operations of XM, Compañia de Expertos en Mercados, as an affiliate of ISA on October 1st.

Where are we heading?

Based on the strategic direction, and with an approved cash budget of $1,534,074 million to fund operations and commitments, ISA will focus its activities on the following actions:

- Ensure generation of value and achieve appreciation of the companies by the capital markets.
- Widen participation in the target market, deliver excellent quality services, and gain recognition in the target market.
- Reach efficiency through cost optimization, ensure quality, and develop a model to relate to the corporate milieu.
- Develop organizational capital, and implement both human capital and technological preparedness.

ISA will keep on centering its business strategy on generation of value, emphasizing growth; on management of non-regulated revenues; on a structure by business that will boost the areas of costs and efficiency; on training personnel for assuming the new challenges; on development and strengthening of competencies and knowledge in the mid and long term; on the succession plan for personnel about to retire, and who hold critical positions; and on optimization of occupational health management, through OSHAS certification process.

1 ECONOMIC GROUP'S MANAGEMENT RESULTS

1.1 International context

The year 2005 saw a favorable performance of the world economy, characterized by Gross Domestic Product growth -GDP- nearing 3.3%, a figure slightly below that for 2004, which was an exceptional 4%.

This slight deceleration in production and trade was due to the incentive policies applied in the United States by the Federal Reserve as of 2001, and to measures aimed at countering China's investment boom.

Variable growth levels were observed in the world's main economies: The United States and China kept relatively stable growth rates along the year (3.5% and 9.5% respectively), the European Union showed 1.2% deceleration, Japan showed 2.8% rebound, and South America's growth reached 4.0%.

In Colombia, Peru, and Bolivia, GDP grew by 4.3%, 5.6% and 3.6%, respectively; demand showed significant recovery signals; investment was on the rise; and improvements were observable in the terms of trade due to the effect of world growth and variations in international goods and services markets derived from increased participation of China and India

With respect to price levels (Producer Price Index -PPI-, Consumer Price Index -CPI-), it is important to highlight the following:

In the United States, inflation experienced an important variation, by going from 3.3% in 2004 to 4.3% in 2005, explained by sustained fuel price rise.

CPI in Peru and Bolivia was 1.5% and 4.9% higher, respectively; and PPI rise in Peru was 2%, accounted for by efficient price control.

The preceding cases show figures lower than the goals set in agreements with the International Monetary Fund -IMF-.

South America's macroeconomic conditions: stable prices, low interest rates, exchange rate stability, and better growth prospects due to international demand, are an important magnet for public and private investment, and they generate expectations on expansion and strengthening of electric and energy sectors, a crucial factor in any country's economic development. This situation has made initiatives to increase electric and energy integration of the Andean and Southern regions of the continent possible, as a solid proposal for reinforcing regional competitiveness.

1.2 Main results

The Economic Group's management achieved meaningful results, among which the following stand out:

- Net income of $200,258 million (41.3% above 2004 figures)
- Consolidated operating revenues stood at $1,076,495 million: 85% from the Colombian affiliates and 15% from those in Peru and Bolivia.
- Steady risk ratings for bond issues for ISA, TRANSELCA and REP.

In its intent to participate as a partner or shareholder in the capital of other corporations, associations, joint ventures, consortiums, or any other type of association, the Group's growth strategies advanced:

- Its new subordinate, ISA Bolivia, started operations on September 17th; it contributed $365 million to the consolidated net income, $193,020 million to assets and $134,516 million to liabilities.

- In Bolivia, the 248km Santivañez (Cochabamba)-Sucre (Chuquisaca) line, the 176km Sucre (Chuquisaca)-Punutuma (Potosi) line, and the 164km Carrasco (Cochabamba)-Urubo (Santa Cruz) lines, started operations.
- It established XM, Compañia de Expertos en Mercados S.A. E.S.P. on September 1st. With $160,142 million assets and $142,879 million liabilities, this company brought $2,223 million to the consolidated net income.
- In November, it incorporated subordinate ISA Capital Do Brasil Ltda., headquartered in Sao Paulo. At closing date of 2005, no contribution had been made by ISA.
- It participated in 12 biddings:
  - Tunal Compensation, in Colombia.
  - Colombia-Ecuador Interconnection, in Colombia.
  - ANEEL 2005 biddings (6 groups of power line stretches), in Brazil.
  - Charrua-Nueva Temuco, in Chile.
  - Abengoa Assets, in Brazil and Chile.
  - Tarija-Punutuma Interconnection, in Bolivia.
  - Purchase of Schahin assets in Brazil (solution with ECTE pending).

- It carried out ISA's organizational restructuring aimed at improving processes and guaranteeing efficient performance as the Group's Parent Company.
- It approved a corporate control scheme for the Economic Group and the functions of evaluation of the companies' control system, assigned to the Corporate Comptroller.
- It defined a Corporate governance Model for ISA, encompassing relations among the Corporation's management, its Board of Directors, shareholders, and all other economic agents with an interest in the Company.
- It defined the Economic Group's direction, coordination, and control mechanisms, so as to establish interrelation channels.
- It advanced construction of operating synergy and carried out evaluation of a Shared Services Center for the Economic Group.
- It homologated investment, social, integrated risk management, service, and human management policies for all the affiliates.
- It implemented Integrated Risk Management to guarantee business continuity, increase competitive edge, and preserve integrity of corporate resources in the face of different risks. Additionally, it homologated risk identification, evaluation, consolidation and financing proceedings and standards in every process.

- It renewed ISO-9001 certification, version 2000, for ISA, TRANSELCA, and REP.
- It implemented a new remuneration system for the senior managerial group, with two components: fixed remuneration as an integral salary, and variable, results-based remuneration, related to compliance with corporate indicators.
- It implemented organizational capital measuring instruments.
- It carried out simultaneous migration to MySAP in ISA, REP, INTERNEXA, and FLYCOM COMUNICACIONES.
- It implemented MySAP ERP in TRANSELCA, ISA Bolivia, and XM.
- It put into operation the Operative Management System -SIGO- for ISA Bolivia, so standardizing operation.

1.3 Power sector[1]

Three fundamental factors have an impact on delivery of electric energy services in Latin America:

Advances in energy integration. At the political level, rulers keep showing an interest not only in promoting and materializing energy integration agreements, as part of a wider regional integration agenda, but also in construction of electrical integration infrastructure, as is the case with the Peru-Ecuador interconnection, whose commercial outline has been the subject of steady work in order to facilitate exchange between the two countries.

Increasing importance of the issue of utilities in the political agenda. In the region, utility companies vie for predictable market prices and subsidies, while the communities insist on sustained or decreased tariffs, and governments try to overcome hurdles to balance the need for subsidies and the fiscal situation.

Atmosphere of competition. In the power sector, Grupo ISA focuses its activity on competitiveness, which demands efficiency, commitment, and adaptability in the rational use of resources and improvement of quality.

1.3.1 TRANSELCA

This company, in which ISA has 64,9983% stake, is Colombia's second largest transmission company. ECOPETROL has 34,9998% share in it, and minority shareholders have 0.0028% participation.

1 Financial information of affiliates, both Colombian and international, is homologated under the rules, policies and accounting practices of the Parent Company.

The activities it develops are related to high-voltage electric power carrying services, and those of connection to the National Interconnected System -SIN- in the Caribbean Coast Region of Colombia.

Its infrastructure consists of 1,517.4 km of lines at 220kV (9.729% participation in the STN), and 13.98 km of lines at 110 and 34.5 kV.

Along the year, average availability of its grid was 99.86%, a figure higher than the regulatory goal and than that set internally by the company.

On the other hand, it maintained its AAA certification by Duff & Phelps de Colombia for the first and second bond issues conducted in 2002 and 2004, worth $113,000 and $100,000 million respectively. *See Table 3.*

Income Statement				
$ Million	**2004**	**2005**	**Variation**	**Var. %**
Revenues	123,158	132,640	9,482	7.7
Costs and expenses	78,106	85,190	7,084	9.1
EBITDA	76,483	86,389	9,906	13.0
Operating income	45,052	47,450	2,398	5.3
Non-operating results	-33,082	-21,055	12,027	-36.4
Net income	9,563	37,278	27,715	289.8
EBITDA margin	62.1%	65.1%		
Operating margin	36.6%	35.8%		
Net margin	7.8%	28.1%		
Balance Sheet				
Assets	908,224	984,873	76,649	8.4
Liabilities	341,677	348,578	6,901	2.0
Equity	566,547	636,295	69,748	12.3
Total Leverage	37.6%	35.4%		

Table 3

Net income increase of $27,715 million for the period is explained by the following factors: higher operating revenues (permitting 13.0% EBITDA increase), increased financial revenues generated by loans to subordinate companies, lower losses arising from adjustment to national currency of investments abroad and collection of receivables, all of which improved net and EBITDA margins.

Investment in assets was $9,693 million, and execution of revenues, expenses and investment budget was 101%, 97% and 90% respectively.

Along 2005, TRANSELCA paid ISA dividends worth $5,594 million, and made loans amounting to $45,498 million. See Charts 1,2 and 3.

Other milestones at TRANSELCA

- It started new constructive units for improved electric power service quality in the cities of Valledupar, Santa Marta, and Cartagena.

- Together with the Centro Nacional de Consultoria -CNC-, it conducted a Customer Satisfaction Research, utilizing Walker Information methodology. It obtained 82% overall quality indicator (compared to 74% for 2004), the result of improvement opportunities implemented during the period to solve customers' needs.

- It obtained again the ISO 9001 certification, version 2000, from Instituto Colombiano de Normas Tecnicas -ICONTEC- in June 2005, which attests to the company's steady improvement.

- It obtained 10/10 rating upon auditing conducted by the National General Auditing Office, for national qualification of companies under the supervision of this control entity.

- With support from CNC and participation of 80% of workers, the Company evaluated the organizational climate and obtained 4.5 rating (two points above rating upon latest study of 2003).

- It signed the Collective Labor Agreement, valid for the period 2004 - 2007.

- It introduced SAP R/3 as the new platform for TRANSELCA's Integrated Information System -SIIT-.

For 2006, TRANSELCA expects $133,804 million revenues, $85,114 million EBITDA, (or 63.6% EBITDA margin), and $23,022 million net income. Additionally, it estimates investment at $9,912 million, and payment of dividends worth $21,808 million plus extension of an $11,798-million loan, to ISA.

1.3.2 Red de Energia del Peru -REP-

ISA has 30% direct participation in this company, and 30% indirect

Operating revenues

$ Million



120,000
100,000
80,000
60,000
40,000
20,000
0
104,192
103,887
116,160
123,158
132,640
-0.3%
11.8%
6.0%
7.7%
2001
2002
2003
2004
2005

Chart 1

EBITDA

$ Million



80,000
60,000
40,000
20,000
0
58,848
67,888
73,661
76,483
86,389
15.4%
8.5%
3.8%
13.0%
2001
2002
2003
2004
2005

Chart 2

Balance Sheet

$ Million



1,000,000
800,000
600,000
400,000
200,000
578,754
815,498
835,632
908,224
984,873
40.9%
2.5%
8.7%
8.4%
464,139
553,088
581,795
566,547
636,295
114,615
262,410
253,837
341,677
348,578
2001
2002
2003
2004
2005
Liabilities
Equity
Assets

Chart 3

participation through TRANSELCA; Empresa de Energia de Bogota -EEB-, has 40% stake.

REP owns 45 substations; 5,329.9 km of lines at 220kV, 138kV and 60kV, plus 50.1 km at 220kV, implemented for the interconnection with Ecuador.

In the Peruvian market, REP participates with 56.5% of circuits at 220kV, and with 66.0% adding the circuits at 220 kV and 138 kV.

Along the year, average grid availability was 99.37%, *See Table 4*.

Income Statement

US$ Thousand	**2004**	**2005**	**Variation**	**Var. %**
Revenues	59,107	58,372	-735	-1.2
Costs and expenses	28,913	31,420	2,506	8.7
EBITDA	43,478	38,091	-5,387	-12.4
Operating income	30,193	26,952	-3,242	-10.7
Non-operating results	-17,825	-10,294	7,531	-42.2
Net income	4,140	11,166	7,026	169.7
EBITDA margin	73.6%	65.3%		
Operating margin	51.1%	46.2%		
Net margin	7.0%	19.1%		
Balance Sheet				
Assets	287,675	313,614	25,939	9.0
Liabilities	174,381	166,371	-8,010	-4.6
Equity	113,294	147,243	33,949	30.0
Total Leverage	60.6%	53.0%		

Table 4

Execution of revenues budget was 101%, that of expenditures was 101%, and for investments it was 81%. Net income increase with respect to 2004 is explained mainly: 1) by significant appreciation of the Sol with respect to the US Dollar, affecting exchange difference, and 2) by a lower tax burden during the period, a result of accounting recording in dollars for fiscal effects as of 2005, which eliminates the effects of inflation adjustments.

REP paid ISA dividends worth US$6,600,000 and US$710,000,000 corresponding to reimbursement of capital contributions given in excess, it made investments worth US$8,528,000, and met contractual indicators agreed upon with bondholders and financial entities.

For its bond issues in the Peruvian capital market, REP's AAA rating from credit risk rating agencies Apoyo & Asociados Internacionales S.A.C. (associates of Fitch Ratings), and Equilibrium Clasificadora de Riesgos S.A., was maintained.

EBITDA decrease is explained by the drop in operating revenues, resulting from the annual settlement scheme of yearly guaranteed remuneration. See Charts 4,5, and 6.

Other milestones at REP

- It carried out projects for reinforcement and modernization of the transmission system: renovation of protective relays; uprating and installation of two 50MVA, 220/60/10kV Itatralfo transformers; implementation of main and backup Control Centers scheme; and renovation of the operating management system and second circuit conductors of the Chimbote-Trujillo 220kV transmission line.

- Together with the Ministry of Energy and Mines, it coordinated investments totaling US$80 million to start new electricity generation projects south of Lima, reinforce the Lima-Paramonga-Chimbote lines, and expand transformation in Ica, Juliaca, Moquegua, and Marcona.

- It kept availability of the electric interconnection line at 220kV between Peru and Ecuador, which it owns in association with Ecuadorian company Transelectric. This line operated unloaded most of the time, and on two occasions it operated with load for one week to meet an emergency at Machala substation. Even though issuing of the Regulation of Electricity Import and Export -RIEE- is an important step toward regulation of international energy exchanges, commercial agreements are still pending to start operation of that line.

- It obtained 71.4% customer satisfaction rating, which places it within a normal performance range, according to Walker Information methodology.

- It controlled 91% of cases of new territorial invasions affecting the easement zone, thanks to prevention measures implemented to improve the company's proceedings.

Operating revenues

US$ Thousand



60,000
50,000
40,000
30,000
20,000
10,000
0
18,633
216.5%
58,976
0.2%
59,107
-1.2%
58,372
2002
2003
2004
2005

Chart 4

EBITDA

US$ Thousand



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
10,415
272.7%
38,812
12.0%
43,478
-12.4%
38,091
2002
2003
2004
2005

Chart 5

Balance Sheet

US$ Thousand



300,000
250,000
200,000
150,000
100,000
50,000
-
272,429
288,732
287,675
313,614
102,169
5.9%
109,398
-0.3%
113,294
9.0%
147,243
170,260
179,333
174,381
166,371
2002
2003
2004
2005
Liabilities
Equity
Assets

Chart 6

EBITDA

US$ Thousand



8,000
6,000
4,000
2,000
0
7,920
7,956
7,754
2,198
260.3%
0.5%
-2.5%
2002
2003
2004
2005

Chart 8

Balance Sheet

US$ Thousand



66,517
60,084
57,669
63,075
60,000
50,000
40,000
30,000
20,000
10,000
-
18,357
19,546
19,768
28,816
-9.0%
-4.0%
9.4%
48,160
40,539
37,901
34,259
2002
2003
2004
2005
Liabilities
Equity
Assets

Chart 9

It is important to point out that the National Fund for Financing the State's Entrepreneurial Activity -FONAFE-, the owner of 17.07% of ISA Peru's shares, sold its stake to the Infrastructure Investment Fund, Public Utilities and Natural Resources, run by AC Capitales SAFI S.A., through public auction.

Other milestones at ISA Peru

- It distributed dividends amounting to US$146,159,000.
- It met the minimal level required by the Debt Service Coverage Ratio indicator agreed upon with the creditor banks and necessary to distribute dividends and extend loans to shareholders.
- The Regulation of Electricity Import and Export -RIEE- was published, which constitutes a regulatory advancement for operation of electricity export lines.
- It finished repairs works on the Aguaytia-Pucallpa line without affecting either service or availability levels.
- It obtained 67% customer satisfaction rating for the general service quality level upon evaluation conducted through application of Walker Information methodology.
- It obtained a score of 4.7 on measurement of organizational climate and zero accident index.

For 2006, ISA Peru's projections are: US$9,739,000 for revenues; US$7,990,000 for EBITDA, 82% for EBITDA margin; and US$2,057,000 for net income. On the other hand, the company plans to deliver funds to ISA totaling US$511,000.

1.3.4 ISA-BOLIVIA

ISA has direct 51% participation in this Company, 48.99% indirect participation through TRANSELCA, and 0.01% through INTERNEXA.

As one of the major electricity carriers in its country, with 53% of the grid at 220kV and above, ISA Bolivia had the following results during the period:

It commissioned the 248km Santivanez (Cochabamba)-Sucre (Chuquisaca), 176km Sucre (Chuquisaca)-Punutuma (Potosi), and 164km Carrasco (Cochabamba)-Urubo (Santa Cruz) lines and five associated substations. Such lines entered commercial operation in the last quarter of the year, within the deadline established in the License Contract signed with Bolivia Electricity Superintendency.

It obtained financial closing for loans with multilateral organisms Inter-American Development Bank -IDB-, and Corporacion Andina de Fomento -CAF-, financiers of ISA Bolivia, for a total US$ 54 million. Its indebtedness level was 72.4%.

It obtained operating revenues for US$2,232,000, above the budget for 2005, due to anticipated commissioning of the projects, which permitted good operating results, as shown by 35.7% EBITDA margin, as well as 33.2% operating margin. *See Table 6.*

Income Statement	
US$ Thousand	**2005 (*)**
Revenues	2,232
Costs and expenses	1,492
EBITDA	797
Operating income	740
Non-operating results	-606
Net income	134
EBITDA margin	35.7%
Operating margin	33.2%
Net margin	6.0%
Balance Sheet	
Assets	84,502
Liabilities	61,159
Equity	23,343
Total Leverage	72.4%

(*) Results corresponding to 3 months of operation

Table 6

To meet cash flow needs, ISA and TRANSELCA granted transitory loans worth US$43 million to ISA Bolivia during the first semester of the year, which where paid back in their entirety with funding from the multilateral banks.

Other milestones at ISA Bolivia:

- It consolidated the Corporation's organizational structure.
- It conducted the first organizational climate evaluation, with 3.71 scoring.

For 2006, ISA Bolivia expects operating revenues of US$8,382,000, EBITDA of US$5,590,000, and net losses of US$-1,693,000. On the other hand, the company will invest approximately US$1,200,000 in additional works related to expansion of Punutuma substation, not initially foreseen in the License Contract, and which will be remunerated by the Electricity Superintendency.

1.3.5 XM, Compañia de Expertos en Mercados.

Complying with Decree 848 of March 28th 2005, which authorizes ISA to establish a mixed-ownership public utilities commercial corporation of the national order, the incorporation meeting of XM, Compañia de Expertos en Mercados S.A. E.S.P. as an affiliate of Grupo ISA, was held on September 1st 2005; XM started operations on October 1st.

In XM, Compañia de Expertos en Mercados, ISA has 99.73% direct participation, and the Colombian Stock Market -BVC-, the Technology Research and Development Center Corporation -CIDET-, Financiera Energetica Nacional -FEN-, and ISA's Employees' Fund -FEISA- participate with 0.067% stake each. Shareholders' contributions totaled $14,829 million.

XM has taken over the functions formerly pertaining to the National Dispatch Center: operation planning and coordination of the resources of the National Interconnected System -SIN-, Administration of the Commercial Settlement System -ASIC- in the Wholesale Energy Market -MEM-, and settling and clearing of charges for use of the SIN's grids -LAC-

Income Statement	
$ Million	**2005 (*)**
Revenues	14,140
Costs and expenses	13,023
EBITDA	3,020
Operating income	1,117
Non-operating results	173
Net income	29
EBITDA margin	21.4%
Operating margin	7.9%
Net margin	0.2%
Balance Sheet	
Assets (**)	160,477
Liabilities (**)	145,619
Equity	14,858
Total Leverage	58.8%

(*) Results corresponding to the period October - December.

(**) Includes third party's collections for $124,380 million, which are part of assets (cash) as restricted funds. It does not affect leverage..

Table 7

XM reached $3,020 million EBITDA, five times over estimate, the result of execution of revenues and expenses of 113% and 96% respectively.

Other milestones at XM:

- Out-of-range-voltage events totaled 36, as compared to a maximum goal established of 40; slow-frequency variations totaled four, as compared to a goal of 10.

- Market administration indicators showed collection levels above the limit of 96%: 100% for Settlement and Clearing of Accounts of the SIN's grids, and 98.7% for the Commercial Settlement System.

- Unattended demand represented 0.25% of SIN's demand, and the value of constraints shrank by 20.5%, for a daily average of $528 million, and a total $192,790 million yearly.

- Customer satisfaction survey showed 82% for service quality, an outstanding performance rating, according to Walker Information methodology.

- NTC-ISO-9001/2000 quality certification of the Corporation's services was ratified, thus maintaining quality standards.

- It obtained 4.4 scoring on the first organizational climate measurement.

The following are the Corporation's projections for 2006: revenues, $60,038 million; EBITDA, $13,148 million, for 22% EBITDA margin; and net income, $941 million.

In the same manner, it will continue the actions undertaken by Grupo ISA related to internationalization of Latin American markets for construction of regional integration not only through physical infrastructure, but also through operation and management of power markets on high quality and efficiency standards. It will also contribute to the sector's structural strengthening and market development.

1.4 Telecommunications sector[2]

Even though the Colombian sector of telecommunications operators was deregulated over ten years ago, competition has taken place only in the value added, carriage, and Internet access services, and it can grow with opening of the local loop and delivery of IP (VoIP) telephony services.

Entrance of Telmex and Telefonica to the market segments with the most growth, namely, mobile telephony and value added, contrasts with the high dependency on revenues from fixed telephony services on the part of Telecom, Empresas Publicas de Medellin -EEPPM- and Empresa de Telecomunicaciones de Bogota -ETB-.

Decision by Telmex and Telefonica to enter local and eventually long-distance services, on the other hand, makes national operators double check their merger opportunities, their internal organization (like EEPPM is doing), and their venture in neighboring countries as ways to successfully face competition.

The value added sector, on the other hand, faces continuous technological changes: Wi-Max and Wi-Fi wireless technologies, voice over IP (VoIP), and television over IP (TvoIP), that constitute a fast way to operate "Triple Play" (Internet, Cable TV and VoIP), broadband services on Third Generation (3G) mobile network or UMTS, and evolution of communication over electric grids (PLC).

2 Financial information of affiliates, both Colombian and international, is homologated under the rules, policies and accounting practices of the Parent Company.

In this intense dynamics, the flexibility, as well as the financial and technological capacities of the competitors, added to the permanent fight for market segments and tariffs, make business and business opportunities change in a rapid and complex manner.

Grupo ISA advances with strategies that will allow it to offer high-quality services, and to gain recognition.

1.4.1 INTERNEXA

In this Company, ISA has 99.99% direct participation, and the minority shareholders have 0.01%.

INTERNEXA has expertise in carrying national and international signals from leading telecommunications companies delivering long-distance, value added, Internet, mobile communications, and cable television services, among others.

As operator of the largest and with the best capacity network (fiber optics, microwave, and satellite) system in the country, this is the only one on the Colombian market exclusively dedicated to the business of Carrier of Carriers, which allows it to offer total coverage and high availability and reliability indexes.

Income Statement

$ Million	**2004**	**2005**	**Variation**	**Var. %**
Revenues	63,066	63,845	779	1.2
Costs and expenses	57,785	68,502	10,717	18.5
EBITDA	16,611	16,395	-216	-1.3
Operating income	5,281	-4,657	-9,938	-188.18
Non-operating results	-153	-1,232	-1,079	705.2
Net income	1,897	-5,889	-7,786	-410.4
EBITDA margin	26.3%	25.7%		
Operating margin	8.4%	-7.3%		
Net margin	3.0%	-9.2%		
Balance Sheet				
Assets	152,988	131,033	-21,955	-14.4
Liabilities	36,661	32,420	-4,241	-11.6
Equity	116,327	98,613	-17,714	-15.2
Total Leverage	24.0%	24.7%		

Table 8

Operating revenues

$ Million



60,000
50,000
40,000
30,000
20,000
10,000
0
29,524
40,008
55,752
63,066
63,845
35.5%
39.4%
13.1%
1.2%
2001
2002
2003
2004
2005

Chart 10

EBITDA

$ Million



20,000
15,000
10,000
5,000
0
3,315
5,643
23,475
16,611
16,395
70.2%
316.0%
-29.2%
-1.3%
2001
2002
2003
2004
2005

Chart 11

Balance Sheet

$ Million



160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
124,696
155,183
157,107
152,988
131,033
24.4%
1.2%
-2.6%
-14.4%
102,174
114,114
114,697
116,327
98,612
22,522
41,069
42,410
36,661
32,420
2001
2002
2003
2004
2005
Liabilities
Equity
Assets

Chart 12

The net loss for the period is explained by the accounting effect of amortization of deferred usufruct in the amount of $15,794 million.

The company made investments for $12,521 million, and budgetary execution was 95% in investment, 93% in revenues, and 94% in expenses. *See Charts 10,11, and 12.*

In the face of the sector's challenges, and to ensure future revenues, this company has re-focused its trade strategy towards the selling of network rights to large operators, on long-term contracts. On the other hand, and as part of its growth strategy, it advances corresponding studies to enter new markets in Venezuela and Peru.

Its projections for the year 2006 are: $69,247 million for revenues; $18,391 million for EBITDA, representing 26.5% EBITDA margin; and $26 million net income. In the same manner, it estimates investment at $24,679 million.

INTERNEXA is a shareholder of TRANSNEXA S.A. of Ecuador, a telecommunications company that shares its stock ownership with TRANSELECTRIC of Ecuador (50%), and whose purpose is delivery to that country's main telecommunications operators of capacity transport and access to international cables.

Along the period, TRANSNEXA obtained in the Ecuadorian market revenues totaling US$5,890,000, representing for INTERNEXA revenues of US$2,051,000. These figures equal 80% and 26% increase of TRANSNEXA's and INTERNEXA's total revenues, respectively, with respect to the revenues for 2004.

In the Ecuadorian market, TRANSNEXA continues on the path of consolidation and for 2006, it projects service delivery in the Southern region of the country through the grid of its shareholder TRANSELECTRIC.

TRANSNEXA currently interconnects Pasto (Colombia) and Quito (Ecuador), and for the second semester, it expects to have a fiber-optic network between Quito and Machala, this latter a city from where it will be in a position to provide connectivity to the Peruvian border region, thanks to the system devised on the electric interconnection between the two countries.

Finally, it must be highlighted that the operation developed by INTERNEXA in Northern Peru is the Bogota-Lima-Quito information transmission corridor.

Other milestones at INTERNEXA

- It continued its technological updating and network expansion process to optimize utilization of assets, keep not only service delivery quality standards, but also leadership as Colombia's Carrier of Carriers.

- It started development of a DWDM ringed system (signal transmission technique through high-capacity fiber optics), expected to enter operation in the second quarter of 2006, on the Atlantic Coast region network, allowing larger information transport capacity through existing networks.

- The DWDN system on the central network started operations in 2005.

- It expanded network capacity above growth projections, which allows better attention to customers' requirements.

- It obtained 66% customer evaluation rating and 4.3 scoring on the organizational climate measurement, keeping historic levels.

INTERNEXA's strategic position in the market depends on its network provision to operators under consolidation process, and on the company's internationalization process.

INTERNEXA's focus will continue on being a carrier; on promoting the market through the understanding of its customers and creation of products that will permit it competitiveness; and on continuing the development of entrepreneurial competencies to achieve differentiation in the attention to customer's needs.

1.4.2 FLYCOM COMUNICACIONES S.A.

Grupo ISA has direct 75.04% stake in this company, while FirstMark Communications Latin America (FMCLA) has 24.95%, and minority shareholders have 0.01%.

FLYCOM COMUNICACIONES delivers value added and IP-based services and offers an ample portfolio to the business sector: transmission of corporate data, Internet connection, streaming, videoconferencing, and data center services.

For its operation, it has its own access network in the cities of Bogota, Medellin, Cali, Barranquilla, Bucaramanga, and Cartagena, supported on LMDS (Local Multipoint Distribution System) wireless technology. Its network infrastructure is supplemented by point-to-point radio links, and by a satellite platform operated and managed by INTERNEXA.

Income Statement

$ Million	**2004**	**2005**	**Variation**	**Var. %**
Revenues	11,123	17,911	6,788	61.0
Costs and expenses	21,215	27,004	5,789	27.3
EBITDA	-4,717	-1,052	3,665	-77.7
Operating income	-10,092	-9,093	999	-9.9
Non-operating results	-2,251	-3,553	-1,302	57.9
Net income	-13,055	-13,197	-142	1.1
EBITDA margin	-42.4%	-5.9%		
Operating margin	-90.7%	-50.8%		
Net margin	-117.4%	-73.7%		
Balance Sheet				
Assets	58,614	55,464	-3,150	-5.4
Liabilities	38,021	48,070	10,049	26.4
Equity	20,593	7,394	-13,199	-64.1
Total Leverage	64.9%	86.7%		

Table 9

Operating revenues

$ Million



17,911
61.0%
15,000
11,123
10,000
120.4%
5,046
5,000
601
739.6%
0
2002
2003
2004
2005

Chart 13

Compared to 2004, the company saw 61% revenue rise, and made investments for $7,003 million. *See Charts 13, 14, and 15.*

In order to reestablish net equity over 50% of subscribed capital and to thwart the legal cause for dissolution because of losses, the Shareholders' Meeting of FLYCOM COMUNICACIONES' held on December 2005 approved $12,906-million decrease of subscribed and paid capital to absorb losses accumulated in 2004 and part of 2005.

Gradual EBITDA improvement results from growth of revenues (higher than expenses) and transfer of customers from INTERNEXA's power sector to FLYCOM in August 2004, which contributed to the Company's operating performance.

Other milestones at FLYCOM COMUNICACIONES

- It started commercial operation of FLYCOM Streaming.
- It launched a new product on the Colombian market: "Flymeeting-Videoconferencing totally invented".
- It improved Data Center's autonomy and safety.
- It closed year with 18 Data Center customers, who have at their disposal dedicated Hosting, shared Hosting and Collocation services.
- It increased by 80% Data Center sales.
- It augmented customer base by 41%.
- It focuses on obtaining excellent results in the market niches of corporate Internet and data transmission services, on satisfying customers, and on developing products according to the market's necessities.
- It improved not only relations with operators, but also their recognition of the company's agility and flexibility.
- It obtained 67.9% customer evaluation rating, which describes a normal performance.
- It reached 4.4 score on measurement of organizational climate, which is considered an excellent result.

To successfully face market consolidation and packaging of services, this company will continue work on optimizing its investments and enhancing its costs and expenses structure. Additionally, and with increased market participation in mind, it will undertake two simultaneous strategies: Connectivity and Value Added.

With these additions, FLYCOM COMUNICACIONES expects revenues of $23,491 million in 2006 (31% higher than in 2005) that will translate into 8% EBITDA margin. It projects investment worth $3,266 million to strengthen its domestic coverage and the provision of new value added services.

1.5 Results of the Integral Management Chart -CGI- for the Group

Goals for integral chart indicators (balanced score card) are delineated so as to improve last year's performance, both for upper and lower limits. Results for every perspective are calculated by averaging the achievements in each of its component goals.

EBITDA

$ Million


0
-2,000
-4,000
-6,000
-2,457
-139.2%
-5,878
19.8%
-4,717
77.7%
-1,052
2002
2003
2004
2005

Chart 14

Balance Sheet

$ Million


60,000
50,000
40,000
30,000
20,000
10,000
56,342
57,552
58,614
55,464
2.1%
1.8%
-5.4%
34,900
34,061
20,591
7,394
21,442
23,491
38,023
48,070
2002
2003
2004
2005
Liabilities
Equity
Assets

Chart 15

Achievement for the financial perspective was 43.78% (above the lower expected level). See *Table 10*.

Financial Perspective

($ Billion)

Monitoring Indicator	Unit	Periodicity	Goal		2005
			Lower Limit	Upper Limit	Score
Strategic goal: grow profitably					
Specific goal: grow profitably through new regional business					
Consolidated operating revenues	$ Billion	Monthly	1,109.8	1,125.0	1,076.49
Consolidated operating expenses	$ Billion	Monthly	723.6	738.1	588.43
Consolidated EBITDA	$ Billion	Monthly	723.6	738.1	700.05
Sum of all companies' EBITDA	$ Billion	Monthly	719.4	749.2	703.00
Consolidated EVA	$ Billion	Semiannually	-75.7	-56.0	-84.57
Increase in Economic Group's EVA	$ Billion	Semiannually	82.5	102.1	73.58
Total return of Economic Group's investment portfolio	% in Current $	Semiannually	16.77%	16.77%	8.50%
Strategic goal: ensure optimal business operation					
Specific goal: operating optimization of energy business					
AOM Costs/ homologated km	$ Million	Monthly	9,29	8,94	8,00
Power companies' EBITDA margin	%	Monthly	66.6%	68.4%	67.53%
Specific goal: operating optimization of telecommunications business					
Effective AOM costs/E1	$ Million	Monthly	29,51	29,22	14,00
Effective AOM costs/link	$ Million	Monthly	20,55	20,44	21,00
Telecommunications companies' EBITDA margin	%	Monthly	25.1%	25.3%	18.77%
Specific goal: optimization of economic group's financial resources					
Cash flow available to shareholders	$ Billion	Quarterly	566,8	>566,8	633
Strategic goal: Grupo ISA consolidation in capital market					
Specific goal: gain and preserve investors' trust					
Share's average yield (Shareholders Interest Group)	%	Monthly	20.0%	25.0%	96.49%
Credit risk rating in the Group's companies	%	Annually	100.0%	100.0%	100.00%

Table 10

For the customer and market perspective achievement was 53.5% (above the lower expected level). *See Table 11*

Customer and market perspective

Monitoring Indicator	Unit	Periodicity	Goal Lower Limit	Goal Upper Limit	2005 Score
Strategic goal: effective market and customer management **Specific goal: develop market direction and customer fidelity**					
Compliance with total availability of energy transport network in the companies.	%	Monthly	0.0%	100%	100%
		ISA	99.7%	99.9%	99.94%
		TRANSELCA	99.6%	98.8%	99.86%
		REP	98.9%	99.2%	99.37%
		ISA Perú	99.0%	99.4%	99.81%
Compliance with customer satisfaction evaluation (measured through TTB) by each company (Customers Interest Group).	%	Annually	74.5%	77.8%	79.71%
		ISA	79.5%	82.0%	83.0%
		TRANSELCA	65.0%	74.0%	82.0%
		REP	68.3%	74.0%	71.4%
		XM	65.0%	70.0%	82.0%
		INTERNEXA	70.0%	72.0%	66.0%
		FLYCOM	65.0%	70.0%	67.9%
Strategic goal: consolidate market **Specific goal: business growth (energy and telecommunications)**					
Annual increase of the Economic Group's future revenues (next three years)	US$ Million	Semiannually	30	40	0.0
E1 increase in not self-served national market (Colombia)	No. of E1s	Semiannually	2,040	2,495	3,339.50
E1 increase in Internet access market (Colombia)	No. of E1s	Semiannually	262	461	480.50
Participation in revenues from Value Added Services en Colombia	%	Semiannually	1.8%	2.0%	1.85%

Table 11

Achievement for the productivity and efficiency perspective was 60% (above the lower expected level). *See Table 12*

Productivity and efficiency perspective

Monitoring indicator	Unit	Periodicity	Goal Lower Limit	Goal Upper Limit	2005 Score
Strategic goal: implement Corporate Governance					
Specific goal: develop and implement direction mechanisms					
Degree of implementation of direction mechanisms inside the Economic Group	%	Monthly	95%	100%	100%
Specific goal: monitor strategic management					
Degree of implementation of strategic management process	%	Monthly	95%	100%	91.40%

Table 12

For the perspective of organizational learning and human talent development, achievement was 59.52% (above the lower expected level). *See Table 13*

Organizational learning and human talent development perspective

Monitoring Indicator	Unit	Periodicity		Goal Lower Limit	Goal Upper Limit	2005 Score
Strategic goal: develop knowledge assets to reach organizational goals						
Specific goal: develop organizational capital						
Compliance with program to develop Group culture and identity	%	Monthly		95%	100%	83.36%
Compliance with minimum value set for evaluation of organizational climate (Team-workers Interest Group).	Rating	Annually		4.0	4.5	4.3
			ISA	4.0	4.5	4.2
			TRANSELCA	4.0	4.5	4.5
			REP	4.0	4.2	4.3
			ISA Perú	4.0	4.5	4.7
			ISA Bolivia	4.0	4.5	3.7
			XM	4.0	4.5	4.4
			INTERNEXA	4.2	4.5	4.3
			FLYCOM	4.2	4.3	4.3
Specific goal: implement technological preparedness (technological capital)						
Degree of technological readiness	%	Monthly		95%	100%	100%

Table 13

1.6 The Group's Development Plan

For the Group, the Development Plan was fulfilled at 94.6%. Of the 35 relevant actions proposed, 26 were 100% executed, three registered 90% achievement, and six had less than 90% accomplishment.

1.7 Consolidated financial results

Consolidated results include the information of all the Group's companies; major balances and transactions among them are deleted. Consolidation is carried out by the global integration methodology according to which minority interest corresponding to equity and results are recognized and presented in the consolidated financial statements. Financial information of investments in subordinate companies abroad is homologated according to the accounting principles applicable to the parent company and translated into Colombian pesos.

In line with its investment policy and growth perspectives, the Economic Group started commercial operation of two companies:

- ISA Bolivia, in charge of electric power transmission, and of constructing, operating, and maintaining electricity grids in Bolivia.
- XM, Compañia de Expertos en Mercados, in charge of operation planning and coordination of the resources of the National Interconnected System, and of administration of the Commercial Settlement System in the wholesale energy market.

Since 2005, the Group's affiliates in Peru keep their accounting records in US dollars, as permitted by the corresponding fiscal regulations, and decrees and laws that regulate them.

1.7.1 Operating results

Consolidated operating results

$ Million	2004	2005	Variation	Var. %
Revenues	1,072,581	1,076,495	3,914	0.4%
Costs and expenses	575,787	588,428	12,641	2.2%
EBITDA	705,095	700,049	-5,046	-0.7%
Operating income	496,794	488,067	-8,727	-1.8%
EBITDA margin	66%	65%		
Operating margin	46.3%	45.3%		

1.7.1.1 Operating revenues

Consolidated operating results



US$ Million
289.0
264.0
363.0
449.0
471.3
1,300,000
1,100,000
900,000
700,000
500,000
300,000
100,000
US$ Million
662,251
14.2%
756,297
33.3%
1,008,377
6.4%
1,072,581
0.4%
1,076,495
2001
2002
2003
2004
2005

Chart 16

Operating revenues participation by company



Transelca 12.3%
Flycom 1.1%
Internexa 5.6%
XM 1.3%
ISA Colombia 64.7%
REP 12.5%
ISA Perú 2.0%
ISA Bolivia 0.5%

Chart 17

Consolidated operating revenues grew by 0.4% from $1,072,581 in 2004 to $1,076,495 in 2005. Of the total, 92% comes from energy services, 7% from telecommunications services, and 1% from other revenues.

The increase in the Group's revenues from energy services during the period is explained mainly by the behavior of macroeconomic variables. In this sector, significant increases are obtained by venturing into new projects or by acquiring companies.

Of total consolidated revenues, 85% comes from companies located in Colombia, while 15% from affiliates in Peru and Bolivia. The power sector contributed 93% of revenues and the telecommunications sector 7%. *See Chart 17*

1.7.1.2 Operating costs and expenses

Consolidated costs and expenses



US$ Million
158.2
143.2
208.7
240.9
257.6
700,000
600,000
500,000
400,000
300,000
200,000
100,000
US$ Million
362,476
13.2%
410,151
41.3%
579,718
-0.7%
575,787
2.2%
588,428
2001
2002
2003
2004
2005

Chart 18

Operating costs and expenses increased 2.2% from $575,787 in 2004 to $588,428 in 2005. Of the total, 86.4% corresponds to companies in Colombia and 13.6% to those in Peru and Bolivia.

Power companies account for 88% of operating expenditures, while telecommunications companies account for 12%. A large percentage corresponds to the companies in Peru due to the impact of the change from soles to dollars as the currency of presentation of financial information in effect as of January 1st 2005. *See Chart 19.*

Operating expenditures participation by company



Transelca
14.7%
Flycom
3.2%
XM
1.8%
ISA Colombia
57.6%
Internexa
9.1%
REP
12.5%
ISA Perú
0.5%
ISA Bolivia
0.6%

Chart 19

EBITDA and EBITDA margin

Consolidated EBITDA fell by $5,046 million (0.7%) as a result of $9,730 million expenses incurred in studies and preparation of bids of the parent company. To the power sector corresponds 97%, while to the telecommunications sector, 3%. Colombian companies participate with 84% and foreign companies with 16%. See Chart 20.

Consolidated operating income

Consolidated operating income fell 1.8% as a result of the parent company's operating results. Foreign subordinates participated with 17%, while Colombian affiliates with 83%. The power sector contributed 100.2% and telecommunications -0.2%. *See Chart 21.*

Consolidated EBITDA



US$ Million
197.4
181.9
246.1
292.7
306.5
%
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
US$ Million
79
69
59
49
39
29
19
9
-1
452,196
521,197
688,573
705,095
700,049
68%
69%
68%
65.7%
65%
15.3%
32.1%
2.4%
-0.7%
2001
2002
2003
2004
2005
EBITDA
EBITDA margin

Chart 20

Consolidated operating income



US$ Million
128.0
118.0
154.3
207.9
213.7
%
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
US$ Million
50
45
40
35
30
25
20
15
10
5
0
293,194
337,934
428,659
496,794
488,067
44%
45%
43%
46.3%
45.3%
2001
2002
2003
2004
2005
Operating income
Operating margin

Chart 21

1.7.2 Non-operating results

Consolidated non-operating results

$ Million	2004	2005	Variation	Var.%
Financial results - net	-187,693	-176,316	11,377	-6.1
Exch. difference - net	-41,800	-24,140	17,660	-42.2
Other revenues and expend.	-16,893	4,792	21,685	-128.4
Non-operating results	-246,386	-195,664	50,722	-20.6

Non-operating results were $50,722 million higher due mainly to the $36,358 million reduction in interest rates and debt amortization, and to the $37,105 million increase from recovery of costs and expenses from previous years. Of this total, 84% corresponds to companies in Colombia and the remaining 16% to affiliates in Peru and Bolivia. Power companies contributed 97%, while telecommunications companies, 3%.

1.7.3 Income tax provision

Income tax provision dropped 32.9% or $34,079 million as a result of the special deduction for investment in fixed assets allowed to the parent company. Of total provision, 83% corresponds to Colombian affiliates and 17% to those in Peru. Power companies account for 99% and telecommunications companies for 1%. *See Chart 22.*

Consolidated income tax provision



US$ Million
13.1
7.7
32.4
43.3
30.4
120,000
100,000
80,000
60,000
40,000
20,000
0
US$ Million
29,948
-26.4%
22,054
307.5%
89,880
15.2%
103,554
-32.9%
69,475
2001
2002
2003
2004
2005

Chart 22

1.7.4 Net income

With respect to 2005, in 2006 net income was $58,582 million higher (41.3%). To this result national companies contribute with 89% while foreign companies with 11%. The power sector accounts for 102% and telecommunications for -2%. See Chart 23

Consolidated net income



US$ Million
41.6
2.9
29.9
59.3
87.7
250,000
200,000
150,000
100,000
50,000
0
US$ Million
95,272
-91.3%
8,274
903.2%
83,001
70.7%
141,676
41.3%
200,258
2001
2002
2003
2004
2005

Chart 23

1.8 Consolidated balance sheet

Consolidated balance sheet

$ Million	2004	2005	Variation	Var. %
Assets	5,542,341	5,873,043	330,702	6.0
Liabilities	2,578,435	2,712,415	133,980	5.2
Minority interest	320,733	374,398	53,665	16.7
Equity	2,643,173	2,786,230	143,057	5.4
Total leverage	46.5%	46.2%		

The increase of $330,702 million in assets, equivalent to 6%, is explained primarily by the start of operations of subordinate ISA Bolivia and by the ongoing construction of UPME projects Primavera-Bacata and Primavera-Bolivar.

Colombian companies participate with 82% of total assets and foreign companies with 18%. To the power sector corresponds 97% of assets, while to telecommunications, 3%.

Consolidated balance sheet

US$ Million	1,764.2	1,865	1,973.5	2,319.1	2,571.4



7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
US$ Million
5,342,957
5,482,892
5,542,341
5,873,043
4,042,006
329,455
343,243
320,733
374,398
162,458
2,292,654
2,382,591
2,643,173
2,786,230
2,002,155
1,877,393
2,720,848
2,757,058
2,578,435
2,712,415
2001
2002
2003
2004
2005
Liabilities
Equity
Minority Interest
Assets

Chart 24

In turn, the $143,057 million increase in liabilities is accounted for, to a large extent, by the $134,516 million indebtedness level of ISA Bolivia.

Of $2,712,415 million total liabilities, 79% belongs to national companies and 21% to foreign companies, while 98% corresponds to the power sector and 2% to telecommunications. See Chart 25.

Financial liabilities totaled $1,898,277 million, of which 73.8% corresponds to Colombian companies and 26.2% to foreign affiliates. The power sector accounts for 99.4% of the total, while the telecommunications sector for 0.6%. *See Chart 26.*

Participation in total liabilities



Transelca
12.8%
Internexa
1.1%
Flycom
0.5%
XM
5.3%
ISA
59.1%
REP
13.6%
ISA Perú
2.7%
ISA Bolivia
5.0%

Chart 25

Participation in financial liabilities



Transelca
14.1%
Internexa
0.4%
Flycom
0.2%
ISA
59.1%
REP
15.7%
ISA Perú
4.0%
ISA Bolivia
6.5%

Chart 26

2 MANAGEMENT RESULTS OF INTERCONEXION ELECTRICA S.A. E.S.P. -ISA-

2.1 Macroeconomic context

The Colombian economy continued along the growth path during 2005. Performance during the last quarters (III 5.8% and IV 5.1%) support consolidated 4.3% projection for the year, outdoing expectations of both the Government and the productive sector, which was 4%.

The terms of trade have been favorable for the economy: Real Exchange Rate Index -ITCR- rebounded up to 119.51 points, despite revaluation, which stood at 4.42% at year closing.

The Central Bank met inflation goal: between 4.5% and 5.5%. At year's end, consumer prices showed 4.8% variation, whereas PPI accumulated 2.10% variation along the year. For 2006, CPI is calculated to close within established range of 4% - 5%, with 4.46% goal projected by the Bank, a level that will depend on exchange rate stability and global demand.

Positive growth is expected for 2006, with a projected 4.4%, based on continuity of most fundamental boosting factors, albeit with slight moderation, as is the case with international prices.

2.2 Main results

ISA's corporate management had significant results, among which the following stand out:

- It achieved $187,179 million net income (33.7% up on 2004).

- It succeeded in maintaining AAA rating awarded by Duff & Phelps for domestic debt, and BB rating by Standard & Poor's for international credit, corresponding to the sovereign risk of the Republic of Colombia.

- As the new partner of Empresa Propietaria de la Red -EPR-, it made a cash capital contribution of US$4.5 million, and it will guarantee a US$40.0-million debt.

- Its share appreciated 170%, amply outdoing appreciation registered by the General Index of the Colombian Stock Exchange (which was 119%).

- It traded 161.6 million shares, thus reaching fifth place in market capitalization.

- It conducted technical feasibility studies for development of electric interconnection project between Colombia and Panama.

- It reached the following quality indicators: 99.942% total average availability (above 99.651% goal established by CREG); and 83% customer satisfaction rating, which puts the Corporation on a superior performance scale.

- It received 91% rating on a reputation survey conducted among all the interest groups, on the scales of excellent and very good, and 78% on image, according to Walker Information methodology.

- It advanced 55.66% on the Primavera-Bacata Project (UPME 01) and 47.07% on the Primavera-Bolivar (UPME 02) project, the purpose of which is to increase transport capacity toward the Colombian Atlantic Coast and Central regions.

- It renewed the ISO-9001 certification, version 2000, for the Energy Transport service, awarded by the Instituto Colombiano de Normas Tecnicas -ICONTEC-.

- It received 4.2 rating for its organizational climate, which keeps the Corporation within international standards.

- It negotiated the collective labor pact, covering 86.7% of workers and valid until the year 2010, except for salaries, to be reviewed every two years.

- It implemented the new remuneration system for the senior managerial group (5.7% of staff), with two components: fixed remuneration as an integral salary and results-based bonus associated to achievement of entrepreneurial and corporate indicators.

- It joined the Global Pact, a United Nations-promoted initiative to consolidate a network of socially responsible enterprises.

2.3 Participation and advancement in project development.

2.3.1 Empresa Propietaria de la Red -EPR-

This company, established on October 16th 1998 under the laws of the Republic of Panama, and headquartered in San Jose de Costa Rica, is responsible for the design, construction, set-up, service start-up, operation and maintenance of the SIEPAC[4] Project, which consists of 1,830 km of transmission line at 230kV, with their respective connection modules in new and existing substations.

EPR partner corporations are responsible for energy transmission in each member country, and its share participation is identical (12,5%):

- Instituto Nacional de Electrificacion S.A. -INDE- (Guatemala).
- Commision Ejecutiva Hidroelectrica del Rio Lempa S.A. -CEL- (El Salvador).
- Empresa Nacional de Energia Electrica S.A. -ENEE- (Honduras).
- Empresa Nacional de Transmision Electrica S.A. -ENTRESA- (Nicaragua).
- Instituto Costarricence de Electricidad S.A. -ICE- (Costa Rica).
- Empresa de Transmision Electrica S.A. -ETESA- (Panama).
- ENDESA Internacional S.A. (Spain).
- Interconexion Electrica S.A. E.S.P. -ISA- (Colombia).

The Company's capital is US$40 million, and up to date, each partner has contributed US$4,5 million. The remaining contributions are projected for 2006.

2.3.2 Colombia-Panama Electric Interconnection

Starting in 2001, Interconexion Electrica S.A. -ISA- and Empresa de Transmision Electrica S.A. -ETESA- of Panama, acting as energy market promoters, carried out technical feasibility studies for development of the electric interconnection between Colombia and Panama, a fundamental step in consolidating a supra-regional market taking advantage of positive aspects and potentials of the two regions.

The respective governments have declared their strong will to promote sustainable economic development and regional integration of Central America, by consolidating energy interconnection projects and a regional market in the frame of the Panama-Puebla Plan.

4 Sistema de Interconexion Electrica de los Paises de America Central.

Through the studies showing technical and environmental viability of the interconnection, ISA reinforces the actions of the Ministry of Mines and Energy toward improvement of the region's competitiveness levels, adequate delivery of energy service and well being of the population.

2.3.3 Primavera-Bacata and Primavera-Bolivar Projects

In compliance with the commitments of the bidding, ISA started construction of the Primavera-Bacata and Primavera-Bolivar projects in 2005.

Projects	Total value
Primavera-Bacatá 500kV Project (UPME 01). Construction.	US$92,690 (*) thousand
Primavera–Bolívar 500kV Project (UPME 02). Construction.	US$165,441 (*) thousand

* Values as of December 31st 2005

2.4 Results and commitments in service delivery

During the period, the Company updated the "Service Promise", where it expresses its commitment to respond to the Customers' needs and expectations of the services delivered to them: Use of the STN, Connection to the STN, and Energy-Transport Ancillary Services.

2.4.1 Energy transport service

ISA is currently the owner of 70% of the National Transmission System, a fact that makes it Colombia's largest energy transport company, and the only one with national coverage. It owns 8,941 km of transmission lines at voltages over 110kV, 46 substations, 10,105 MVA of transformation, and 3,285 MVAR of compensation, all of which is at the disposal of the market agents for trading of energy and interconnection of regional electric systems.

ISA is also the owner of the following international interconnections:

- Colombia-Venezuela Interconnection: Cuestecitas-Cuatricentenario and San Mateo-El Corozo 230kV lines.

- Colombia-Ecuador Interconnection: 138kV Ipiales-Tulcan and 230kV Pasto-Quito lines, making physical energy exchange possible, within the frame of International Energy Transactions -TIE-.

Compared to 2004, Colombia's imports saw 23.51% decrease: it imported from Venezuela 20.91 GWh through the Cuestecitas-Cuatricentenario connection, and from Ecuador, it imported 15.79 GWh (98.5% through the Pamasqui-Jamondino 230kV connection); and exports to Ecuador increased by 4.77%: equivalent to 1,758 GWh, (4.9% more than in 2004), exports levels that brought the country revenues of US$151,73 million.

In STN's As-New-Replacement Value -VRN-, ISA has 69.74% participation (US$1,553.79 million); remaining 30.26% corresponds to the other ten owners of the grid.

2.4.1.1 Grid operation management

From the Supervision and Maneuver Center -CSM- and under the scheme of centralized remote operation, ISA carried out more than 19,200 maneuvers on the assets with the quality and opportunity required by the SIN.

Asset availability was 99.942%, which outdid goal set by CREG at 99.651%. See Chart 27.

Percentage of assets that complied with availability goal set by CREG was 95.41%: of a total 501 assets, 23 were below such goal, and only 15 paid $50.6 million as compensation.

Availability

Porcentaje (%)



100.00
99.50
99.00
98.50
98.00
97.50
97.00
99.946
98.326
99.954
98.317
99.935
98.812
99.934
99.739
99.942
99.657
2001
2002
2003
2004
2005

Chart 27 ■ Excluding attacks □ Including attacks

The fact that its transmission grid is spread all over the country makes ISA particularly vulnerable to attacks against its infrastructure, attacks that have become part of the strategy of the illegal armed groups to destabilize the State.

Between 2001 and 2005, there were 1,447 attacks on the SIN, of which 863 affected ISA's assets.

Number of towers



600
500
400
300
200
100
0
194
88
282
258
225
483
209
120
329
80
47
127
122
104
226
2001
2002
2003
2004
2005

Chart 28 ■ ISA □ OTHERS □ TOTAL

During the year, 122 towers were affected by attacks: 39.34% corresponding to lines at 500 kV and 60.66% to lines at 230 kV. The number of attacks against the Corporation's infrastructure increased by 52.5% with respect to 2004.

Thanks to the support from the armed forces for coverage and securing of the regions where recovery work is under way, 95.9% of infrastructure affected by attacks was recovered during the period.

In the last few years, ISA has improved its methods for recovery of towers affected by attacks, by using emergency structures, adequate materials, and trained work crews, and by constructing specialized tools for recovery and assembling of these structures. In 2005, the average recovery time for affected infrastructure was 10.5 days per tower (2.6 days shorter than in 2004).

Since the year 2001, corporate losses related to repair of infrastructure total $87,971 million; in 2005, repair costs represented only 1.99% ($15,342 million) of the Company's operating revenues, 19% up on 2004 ($12,433 million).

With respect to 2004, unattended demand increased 31.8% to 120.1 GWh (0.25% of SIN demand) due to increased demand for non-scheduled reasons, which was 66.9%. *See Chart 29.*

SIN's unattended demand 2000-2005



% of SIN's Demand
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.10
0.19
0.29
0.06
0.14
0.20
0.18
0.22
0.40
0.18
0.13
0.31
0.06
0.12
0.17
0.14
0.11
0.25
2000
2001
2002
2003
2004
2005
Attacks
Other Causes
Total

Chart 29

Power demand unattended because of terrorist attacks increased with respect to 2004 from 0.06% of total SIN demand to 0.14% in 2005. The previous was due to 78% increase of attacks on electric infrastructure (127 attacks in 2004, and 226 in 2005).

2.4.1.2 Maintenance management

To improve service and prolong useful life of equipment and related systems, ISA executed the following actions:

- It renovated substation equipment at a cost of $6,000 million.
- It performed general maintenance on 35 circuit breakers of four 230kV substations, through acquisition and appropriation of new technologies, including national developments that meant savings for the Corporation of $1,400 million.
- It devised on-line maintenance technology (maintenance without disconnection) for wash and repair of substations equipment.
- It acquired a new atmospheric electric discharge monitoring system worth US$850,000, which will allow, in 2006, detailed monitoring of lightning descending on the national territory, capable of affecting the Corporation's transmission lines.

2.4.1.3 Social management

In the Energy Transport service, ISA takes its responsibility share on social and environmental implications of construction and operation of a national-coverage energy transport network. Part of this is the development of the Community Coexistence Program, which starting in 2005 defined three action focuses:

1) Institutional presence in local and regional events; 2) Support to community works and projects; and 3) Education for community coexistence with energy transport. In 85, out of the total 339 municipalities where ISA is present, it carried out the following activities:

- It invested $26.4 million to support various events.

- In community works and projects it invested: $212.6 million in educational projects; $59.4 million in productive projects; $71.3 million in community services; and $136.5 million in construction and repair of community infrastructure.

- In the education program for community coexistence with energy transmission lines, it has implemented actions tending to creation and strengthening of links with the communities located in the influence areas of ISA's transmission grid:

- Let's learn with Eloisa Latorre. This program, which includes delivery of school supplies, increased its coverage along the year: from 11,.205 children in 2004, it benefited 22,870 in 2005.
- Christmas with Eloisa Latorre. School supplies with didactic contents were delivered to 13,618 children.

2.4.1.4 Environmental management

During the period, ISA honored its commitments acquired under the plans of environmental management of lines and substations in operation: forest compensation and basic sanitation, hydrocarbon management, and attention to maintenance notices to solve claims from easement owners.

Additionally, it presented the following achievements:

- It tripled the number of housing solutions (from 20 in 2004 to 67 in 2005) along line easements through the family resettlement program associated to the operating grid.

- It finalized technological research and development project for design and production of Bird Flight Diverters, 49,000 of which are to be installed in the Primavera-Bacata and Primavera-Bolivar projects.

  These diverters, first ever to be made in the country, and the first design for which the Company has filed for a patent, will allow creation of a network of national suppliers to substitute their import, with an estimated cost reduction of up to 80% (around US$400,000).

Other activities that will demand great attention during 2006 are the following:

- Answer Decree 1220/05 of the Ministry of the Environment, which defines and decides on application of a methodology for Environmental Management Plans -PMA- of lines for which environmental licenses were not required. For its answer, ISA has ample-scope satellite information and digital aerial photography.

- Avail of the benefits of the Kyoto Protocol, through identification of Clean Development Mechanisms -MDL- for energy transmission projects, and forward proceedings to apply them to the interconnection project with Panama.

- Apply resolutions and decrees issued by local and national environmental authorities, dealing with solid and hazardous waste generated by the Company, through design and implementation of ISA's Waste Integral Management System.

- Endow the Environmental Committee at the Company's headquarters with enough tools to meet commitments with Medellin's Metropolitan Area.

2.4.2 STN connection service

To deliver its connection service, ISA has 71 km of lines at 230 kV and 114 km at lower voltages, 3,272 MVA transformation capacity in operation, and 1,305 MVA in reserve, distributed along 66 connection points to STN, utilized for servicing 21 customers (4 generators, 13 distributors, 3 large consumers, and 1 carrier). Connection assets also include two points related to international interconnection.

ISA's participation in connection points for this service is 35.29%.

In 2005, the Corporation commissioned the Caño Limon Substation expansion for Occidental of Colombia.

Connection revenues rose to $55,415 million for the January-December period (5.32% up on 2004), due to two factors: 1) revenues from expansion works of Caño Limon Substation to 230kV, which started to show in accounting as of February 2005; and 2) updating of PPI along the December 2004 - December 2005 period. *See Chart 30.*

Connection revenues



60,000
50,000
40,000
30,000
20,000
10,000
0
$ Million
33,980
38,263
48,124
52,618
55,415
2001
2002
2003
2004
2005

Chart 30

2.4.3 Energy-transport-related services

Operating revenues, made up of Administration, Operation and Maintenance services -AOM-, technical and consulting services, and studies rose to $4,050 million for the January-September 2005 period (13.26% up on 2004). For rights of use of infrastructure, revenues were $2,690 million. See Chart 31.

Revenues from ancillary services



$ Million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,215
2,701
5,758
6,424
6,740
2001
2002
2003
2004
2005

Chart 31

In furtherance of the Ancillary Services Export Plan designed by ISA as a strategy for opening international markets, and targeting initially the Andean Community of Nations, a Trade Agenda was developed in Ecuador, and another one was prepared for Peru; in joined efforts with XM, and as part of its purpose to enter Central American markets, a Trade Agenda was conducted in El Salvador.

2.4.4 Fiber optics

For this item, operating revenues went up to $5,082 million for the January-December 2005 period (21.60% up on past year), coming from closing of five usufruct agreements with INTERNEXA, and from the signing of a new fiber-optics capacity availability agreement under the layout of differential tariff.

Additionally, ISA conducted the following actions:

- It continued with rental and maintenance of fiber-optic networks with TRANSNEXA in Ecuador.
- It kept 29.17% ownership of the fiber-optic network of Alianza, facilitating commercial exploitation by INTERNEXA.
- It negotiated and signed contracts worth $1,200 million for delivery of services related to fiber-optic cable and infrastructure owned by the Alianza.
- It obtained revenues of $2,500 million from the Alianza companies, from rights of use for installation of fiber-optic cable on ISA's transmission lines.

2.4.5 Construction of infrastructure projects

ISA also constructs projects for third parties, which brought it $4,135 million operating revenues for the January-December 2005 period. Next is a detailed list of projects undertaken by the Company:

Projects	Total value
Customer: Ministry of Mines and Energy	
Project FAER FAZNI Construction.	$12,995,489 (*) thousand
Project Construction Caño-Limon substation's third 34.5kV feeder.	$548,376 (*) thousand
Customer: DISPAC	
Project Improvement DISPAC substations.	US$6,905 (*) thousand
Customer: CEDELCA	
Project 'Plan Macizo'. Engineering.	$705,000 (*) thousand
Customer: ISA Bolivia S.A	
Project BOOT Bolivia. Construction.	US$69,589 (*) thousand

* *Values as of December 31st 2005*

Customer satisfaction rating

ISA has devoted efforts toward timely solution of the customers' needs, and standardization of service levels according to their expectations.

In order to evaluate its performance, it conducts a yearly study of customer satisfaction, so as to know and measure their level of loyalty and satisfaction toward the services provided by the Company, identify their needs and expectations, and determine most impacting factors. Based on the results of this study, an improvement plan is prepared for the coming year, to enhance services and meet commitments.

In 2005, it obtained an 83% General Quality rating, corresponding to a superior performance (Top Two Boxes – excellent or very good ratings), according to Walker Information methodology.

2.5 ISA's corporate management: Results and commitments

2.5.1 Corporate governance

It is the array of values, principles, policies, rules, means, practices, and processes through which the Corporation is run, operated, and controlled, looking for corporate efficiency, transparency, and coherence of actions, respect for those who invest in it, and compliance with the commitments to the different interest groups.

The objective of the Good Governance Code is to compile and structure Good Governance Practices observed in the Corporation that will allow generation of competitiveness, transparency, and trust.

ISA understands Good Governance Practices to be the commitments and measures adopted by the Corporation as to its governance, conduct, and information, so that the actions of the shareholders, managers, and workers be focused on guaranteeing integral corporate ethics, adequate handling of its affairs, respect for those who invest in it, deliverance on the commitments to its interest groups, and public disclosure of its management.

ISA is currently preparing a second reform to update the contents of the Code, in the light of the new rulings of the securities market and the Corporation's structure.

2.5.2 Human resources management

The Company bases its business growth, process improvement, competitiveness enhancement, and construction of corporate viability on learning, production, and application of knowledge.

In this sense, it has designed and implemented the Integral Formation Plan -PFI-, focused on two directions: 1) accompany the development of competencies required for efficient process development by the workers, 2) accompany the process of cultural transformation, through corporate educational actions.

To achieve the goals proposed by the PFI, ISA invested $840 million during 2005, with 92.6% worker coverage. Likewise, it implemented 204% of total training hours planned.

Additionally, the following activities were developed, focused on development and mobility of the senior management group:

- Identification of managerial potentials in 42 incumbent managers, and 60 professionals with managerial prospects.
- Identification of possible successors for managers.
- Rotation and appointment of six executives for management, deputy management, and section-head positions.
- Promotion of five people to management positions.
- Mobility of three managers within the affiliates of Grupo ISA.
- External hiring of four new managers.

In spite of the changes produced as a result of the organizational restructuring process, organizational climate rating was 4.2 (one point below that of 2004), which allows the Corporation to stay within international standards. *See Chart 32.*

Organizational Climate


4.45
4.4
4.35
4.3
4.25
4.2
4.15
4.1
4.2
4.4
4.2
4.2
4.3
4.2
2000
2001
2002
2003
2004
2005
Rating

Chart 32

ISA guarantees its workers' right to association, through its two collective contract modalities: at year's end, 86.7% of its 661 workers were covered by Collective Labor Pact, and 7.6%, by Collective Labor Agreement. It is important to point out that, during the period, Collective Pact was negotiated, reaching total and definitive agreement valid until 2010.

In the same way, a new remuneration layout became operational for the senior management group (5.7% of personnel), with two components: 1) fixed remuneration as integral salary; and 2) variable, results-based remuneration, related to compliance with corporate indicators.

Actions focused on preservation of personnel's health centered on control of cardio-cerebral-vascular disease, and improvement of safety in maintenance and operation activities.

In the area of prevention of occupational accidents, procedures were standardized, new safety elements were acquired, and workers exposed to electric risk during operation and maintenance of the STN received training.

2.5.3 Technology and process management

During the period, ISA reaffirmed its decision to work toward becoming an adaptable organization, as dynamic as its trade, and to that end, it carried out projects in the following fronts:

- It implemented the new organizational structure approved in 2004, and adapted information systems to enable it. Through this project, structure and strategy become aligned, communication among areas is improved, mobility of resources is strengthened, and effectiveness is heightened by operation founded on processes and information technology.

- It developed the restructuring program to respond to the changes in both milieu and corporate strategy. Internal adjustments assigned responsibilities in each area in order to achieve compliance with ISA's three roles: economic group parent company, energy-transport company, and operator of concession contracts allocated.

- It developed the innovative change-management process, part of the restructuring scheme, which demanded a high level of commitment on the part of the senior management group to ensure understanding of the Organization's strategy and objectives. This process has had participation of around 250 people.

- It implanted an organizational-capital measuring instrument to determine the Corporation's gaps with respect to the best practices, and to define and implement priority actions. Measuring covered the areas of alignment and integration, organizational design, leadership, learning, and decision-making.

With respect to the best practices, the following advances stand out:

- Acquisition of technological infrastructure under operating leasing, achieving 16% cost reduction versus asset purchasing.

- Completion of second phase of information technology assimilation evaluation, covering the entire Company, with 73% general indicator results; goal set was 70%.

- Rating of "zero non-conformities" for the quality management system of the energy transport service (ISO 9001/2000 management systems of ISA's service quality), conducted by ICONTEC.

- Preparation of diagnoses to start ISO-14001 certification processes for the environmental management system, and OSHAS 18001 for the safety and occupational health management system.

2.5.4 Risk management

ISA's Corporate Risk Map, with 22 internal and external risks, allows evaluation of not only their likelihood of occurrence, and their impact on the Corporation's resources, but also priority for their timely management, and identification of residual risk faced by the Corporation.

Risk Map

External origin

1. Insecurity and legal instability
2. Effect of application of operation regulations on third parties and market agents
3. Regulatory instability
4. Electric power market structural problems
5. Competition
6. Reputation risk
7. Macroeconomic variables volatility
8. Nature phenomena
9. Political decisions
10. Armed conflict
11. Social conflict

Internal and External Origin

12. Quality of accounts receivable
13. Contracts default
14. Inadequate exercise of Corporate Governance
15. Inadequate decision making regarding new business
16. Corruption
17. Noncompliance with corporate ethics.

Internal Origin

18. Inadequate information management
19. Human and/or procedure failures
20. System and equipment unavailability
21. Loss or decrease in competitiveness
22. Inadequate human resources management



Normativa
1
2
3
Comercial
Operacional
18
19
20
21
22
12
13
6
5
4
Mercado
Crecimiento
14
15
Económica
7
Naturales
8
Ética
16
17
Sociopolítica
9
10
11

During the period, the Corporation progressed in construction of the Risk Map for some of the affiliates and application of risk-management cycle to every ISA and XM process, which allowed identification of processes with the most exposure to risk, and gathering of relevant information concerning mitigating measures.

It also continued management of its main risks:

Volatility risk of macroeconomic variables

The main macroeconomic variables with an impact on ISA's financial results are: Consumer Price Index -CPI-, Exchange Rates, Producer Price Index -PPI-, DTF, and Libor. To counter the effects of exchange-rate uncertainty and stabilize debt-service cash flow in foreign currency, the Corporation executes hedging operations, maintains debt-portfolio diversification, and continuously studies the best options offered by national and international markets to mitigate this type of risks.

It also has natural hedging for debt in dollars and investments abroad, which balance the effect of exchange rate variation; with respect to impact from PPI variation, it has contracted CPI-indexed debt, given the close IPC-IPP correlation

Furthermore, the Corporation is developing an Asset and Liability Management Project -GAP- for the Group's affiliates, which allows identification, along a one-year horizon, of Earnings at Risk (EaR) and Cash Flow at Risk (CFaR), as the result of the changes in the macroeconomic variables that the companies are exposed to. This analysis becomes an important management tool to shore up the decision-making process of Grupo ISA's affiliates.

Armed conflict risk

ISA keeps on developing its Viability Strategy Amidst the Conflict. In the area of recovery of infrastructure affected by attacks, the Company has a highly qualified technical and human team, as well as an infrastructure specialized in implementing recovery and reestablishment of energy transmission towers and lines, that allowed it, during 2005, to reach 96% effectiveness rate, by recovering 117 out of 122 towers affected.

The effects of the attacks on service delivery do not mean fewer revenues for the Corporation, because they are considered force majeure events (CREG Resolution 061 of 2000).

Legal uncertainty and instability risk

Upon follow-up and analysis of bill preparation processes and application and interpretation of legal ruling, especially fiscal ruling, ISA has established mechanisms for management of its interests, through inter-institutional relations, consulting and assessment by experts, and active participation in inter-sector committees.

Regulatory instability risk

In the case of energy transport service, regulatory instability risk comes from regulation changes, which, according to the regulatory agenda for 2006, will focus on remuneration schemes and service quality demands. This risk is handled by ISA through permanent monitoring, analysis and evaluation of resolutions and resolution projects, for ulterior presentation of technical recommendations and proposals that reflect service delivery conditions.

As part of the reviewing process of remuneration and quality schemes, CREG issued Resolution 007 of 2005 to establish the foundations for remuneration formulae for energy transmission activities for the 2007-2011 period. Among the changes proposed, variations are expected in remuneration rate, AOM percentages, and individual cost of constructive units.

On a permanent basis, the Corporation checks out evolution of these parameters through exercises and analyses specific to each of them, and through actions conducted inside the Organization and with the ANDESCO Energy Chamber and the Transmission Committee of the National Operation Council -CNO-.

Risk of new national and international business decisions and of exercise of Corporate Governance, related to growth of the Economic Group

Decisions regarding national and international business and the exercise of Corporate Governance of the Economic Group are conducted by ISA through a structured catalogue or opportunities prepared according to the guidelines of its Corporate Growth Strategy and the criteria established by the Investment Policy.

In the same manner, and in the interest of effectively handling this risk, during the period ISA defined the Corporate Governance Model, with two components: 1) relations among the Corporation, the Board of Directors, the shareholders, and the other economic agents with interests in the Company; and 2) structure to define its objectives, the means to reach such objectives, and follow-up procedure of its performance to facilitate unity of purpose and direction, and to support the Economic Group's competitive and corporate strategies.

Just as it did with the previously mentioned risks, ISA handled corporate risks, even though they do not have the most impact on the Organization, through implementation of mitigation measures and identification of other potential actions that help to their reduction.

It is important to point out that ISA's Integrated Risk Management model was presented to the "III International Generation & Transmission Meeting CIER - Risk & Productivity", obtaining recognition among the papers receiving awards.

2.5.5 Legal affairs management

During the period, ISA was not affected by any administrative action, litigation or contingency that might undermine its stability.

Judicial and administrative actions filed against it were taken care of in the sake of the Corporation's interests, and in compliance with corresponding duties and responsibilities. At the same time, and in its own name, ISA promoted the judicial and administrative actions needed for the development of its corporate purpose and defense of its interests, respecting binding regulation and the other parties' right to contradiction and equality

The Corporation continued attending claims related to application of CREG resolutions 077 and 111 of 2000, and 034, 038, and 094 of 2001, related to its duties as the Administrator of the Commercial Settlement System.

The defendants are the Ministry of Mines and Energy, and the CREG, and as of December 31st, the number of claims was 124.

It is important to point out that ISA is accountable for the events taking place until September 30th 2005, and as of October 1st, that responsibility is the competence of XM, Compañia de Expertos en Mercados, as the Administrator of the Commercial Settlement System -ASIC-.

Legal and technical analysis gives ISA good reason to consider that the suits will be decided in its favor for the following reasons:

- As the Administrator of the Commercial Settlement System, ISA must apply CREG regulation (which it has), being a mandatory function.

- The invoices and the resolutions issued by ISA to solve the legal resources filed by the agents strictly comply with the above mentioned regulations; therefore, they can not be the source of the damage alleged by the plaintiff corporations.

The arguments alleged by ISA are expected to result in favorable decisions. Eventually, results could end up in compensation or settlement of accounts among the market agents participating in such transactions, which would not be in detriment of the Corporation's assets.

On the other hand, the Corporation complied with all regulations regarding intellectual property and copyrights, utilized legal software upon corresponding payment of rights, and abided by legal regulations in force when undertaking operations with related parties.

Besides, additional information disclosure, demanded by Article 446 of the Commercial Code, detailed in the Financial Statements, is at the disposal of the shareholders.

2.5.6 Management control

The Corporation has an internal control modeled after the Committee of Sponsoring Organizations of the Treadway Commission -COSO-, involving several hierarchical levels.

The Corporate Auditing Committee, as a Board Committee, had quarterly meetings along 2005. In such meetings, it approved the work plan of the Corporate Comptroller Office; it monitored the area performance; and compiled information on compliance levels with the Good Governance Code, and on the performance of the Statutory Auditor, among others.

In the day-to-day management, the administration and the workers, as accountable for and executors of internal control, contributed to its strengthening.

On the other hand, and in order to ensure an independent and objective process in evaluating the Group's internal control system, and to contribute to direction unity through standardization of processes, the Management Control Unit became the Corporate Comptroller Office.

In complying with its functions, the area handled 10 processes key to the Corporation during the period, and it issued 179 recommendations, 65 of them of high significance. Additionally, it obtained certification by the Institute of Internal Auditors -IIA- for three of its internal auditors.

Applying the self-evaluation methodology of the corporate control system, ISA obtained 80.6% scoring on effectiveness; and on implementation of improvement plans resulting from internal and external auditing, scoring was 99.41%.

2.5.7 Positioning, image and brand name

The Corporation's general reputation continued along an interesting rising trend, shown by its 91% scoring among its different interest groups (a figure higher than that of 2004, of 86%).

ISA outdoes the rating of national companies in the power and financial sectors it was compared with, it is above the international average, and nears the upper level of 93% established by Walker Information Global Network methodology.

The groups surveyed, (shareholders, State, customers, suppliers, society and workers), assign the Company ratings ranging between 80% and 100% in areas such as ISA's focus on its shareholders, financial performance, sector leadership, service quality, effective management, and brand name.

2.5.8 Social entrepreneurial responsibility management

In the construction of corporate identity, the definition of a common concept of social responsibility stands out, understood as "the balanced frame of relations among the Grupo ISA's affiliates and their interested parties, constituted by an array of values, practices and commitments, aimed at aggregation of value, generation of trust, and contribution to sustainable development of the societies where they had a presence."

In this respect, ISA reviewed its commitments to the interest groups, suppliers, and State, in the frame of the Good Governance Code; it advanced homologation of commitments with the interest groups in the milieu of the Economic Group; it sought alignment among commitments, practices and indicators; it participated in construction of consensus related to social responsibility; and it joined the Global Pact, promoted by the United Nations.

With the suppliers, it went from the concept of a best-negotiated agreement for acquisition of goods and services, to a decision to construct trust through transparent institutional actions, equity, and clear rules for all purchasing processes.

In compliance with legal and constitutional duties, the Corporation started definition of a model that contributes to improved public management, so as to fulfill its commitment to strengthen the Rule of Law.

Continuity of commitments to all interest groups is underscored, except to those with the customers, where it went form "identifying priorities and outdoing expectations" to "sustainable relations and service with quality, opportunity, and competitive pricing".

In the lookout for coherence among commitments, practices and indicators, since late 2004, and along 2005, and in joined efforts with the Instituto Pensar, of Universidad Javeriana, the Company conducted a study on its social responsibility focus. Its results include international references on conceptual and methodological issues, comparison with enterprises similar to ISA, and recognizing of the valuation by interested parties of the exercise of the Company's social responsibility.

In joining the Global Pact promoted by the United Nations as exercise of Social Entrepreneurial Responsibility, in order to establish the degree of correspondence, and to define current and potential practices to progressively account for its compliance, ISA analyzed the principles structuring such Pact, and the corporate reference framework.

Compliance with commitments to interest groups

In compliance with its commitments to its interest groups, and as part of the development of its management model, ISA considers that its workers are the foundation for socially responsible actions, and that optimal relations with suppliers, the State, and society are one condition for delivery of services with high competitiveness, and a high level of customer satisfaction, all of which results in higher yields for the shareholders.

During the period, ISA saw the following results:

- Toward the workers, the foundation of its deeds, it assumed the commitment to value and compensate their knowledge and ideas, to help their growth, as evidenced by the average formation time per worker, standing at 56.4 hours, above the international average of 43 hours, and by 4.2 Organizational Climate rating. Recognition, one of the climate dimensions, continues at around 3.5.

- With the suppliers, its relations showed transparency, equity, and clear rules, reflected by 91.3% scoring (4 points up on 2004), awarded to the Corporation by such group.

- With society, it assumed the following commitments:

  - Deliver quality services, which is shown by 99.657% average availability for total assets, counting in attacks, and above regulatory limit.

  - Contribute to sustainable development. In compliance with regulation, and upon $3,750-million investment, ISA preventively handled environmental impact coming from construction and operation processes. The period saw neither sanctions from environmental authorities, nor conflict with communities affected by the projects.

  - Contribute to the construction of peace in Colombia, and gain legitimacy. Social investment totaled $2,992.5 million, 17.3% up on 2004, permitting promotion of 16 development and peace regional initiatives, with an influence on 428 municipalities and presence in 169. It also developed communal activities in 85 municipalities

- The following facts reflect the Corporation's commitment to strengthening the Rule of Law: zero penalties from fiscal authorities or control and supervision organisms; support for the Government in general interest matters, such as the Free Trade Agreement -FTA- with the USA; promotion of the Colombia-Panama interconnection; and participation in inter-institutional mechanisms for the protection of the Nation's energy infrastructure.

- To identify priorities and outdo customers' expectations, the Corporation scheduled a Plan of Visits (50 customers out of 150), implemented in its entirety, to identify their expectations, introduce necessary improvements, and agree on a promise of service. These actions translate in 83% scoring on the Annual Satisfaction Survey (one and a half percentage points above past year).

- Complying with the commitment to add value for the shareholders, EBITDA positioned at $480,037 million, $5,853 million below the goal, due to IPP behavior, increased actuarial estimate, expenses related to preparation of proposals for international bids, and lower revenues from delivery of ancillary services. Despite the above, ISA maintained its AAA credit risk, and BB international ratings.

Specific results of interest groups management can be found in the RSE 2005 Report and at www.isa.com.co.

2.6 Management results

2.6.1 Integral management chart

Aggregated results in the Integral Management Chart are 58.90% above lower limit. Next is a presentation of achievements by perspectives:

Financial perspective: 34.59% (above expected lower level). Indicators that did not reach lower improvement goal were EVA, EVA increase, non-regulated revenues, revenues regulated from connection services, and total returns. *See Table 14.*

Financial perspective

Monitoring Indicator	Unit	Periodicity	Goal Lower Limit	Goal Upper Limit	2005 Score
Strategic goal: Add value through our growth					
Specific goal: Grow profitably through new investments or by improving current business					
EBITDA	Million	Monthly	485,890	510,185	488,548(*)
EVA	Million	Semiannually	-9,815	5,127	-15,579
Increase In EVA	Million	Semiannually	81,025	95,966	75,261
(Shareholders Interest Group) Total return	%	Semiannually	16.16%	16.97%	14.44%
Strategic goal: Ensure optimal business operation					
Specific goal: Operational optimization of energy business					
Connection service regulated revenues	Million	Monthly	55,632	55,633	55,415
Non-regulated revenues	Million	Monthly	25,095	38,680	23,489
EBITDA margin	%	Monthly	70.9%	73.0%	71.90%
STE actual AOM costs/ homologated km	Million	Monthly	9.59	8.94	8.61
Specific goal: Optimize financial resources and tax burden					
Cash flow available to shareholders	Million	Quarterly	405,873	429,866	488,452
EBITDA/ operating interest	Times	Monthly	2.5	3.8	3.8
FCL/ debt service	Times	Monthly	1.0	1.2	1.56
Actual tax rate	%	Semiannually	42.69%	28.50%	27.11%
Strategic goal: Achieve Company recognition in the capital market					
Specific goal: Gain and maintain investors' trust					
Compliance with commitments to investors	%	Monthly	95%	100%	100%

(*) EBITDA refined to exclude non-feasible studies.

Table 14

Customer and market perspective: 52.32% (above expected lower limit). *See Table 15.*

Customer and market perspective

Monitoring Indicator	*Unit*	*Periodicity*	Goal Lower Limit	Goal Upper Limit	2005 Score
Strategic goal: Satisfy customers					
Specific goal: Compliance with objective service elements					
Availability of energy transport service	%	Monthly	99.652%	99.928%	99.94%
Physical execution of investment projects (UPMES)	%	Quarterly	31%	>=39%	51.5%
Specific goal: Excellent service attitude					
Evaluation of External Customer Satisfaction (Customers Interest Group).	%	Annually	80%	>=82%	83%
Strategic goal: Be recognized in target market					
Specific goal: Develop value proposal for target markets					
General reputation (Measured by T3B)	%	Annually	80%	>=86%	91%
Corporate image	%	Annually	75%	>=79%	78%
Advancement in defined and deployed business' value proposal.	%	Monthly	95%	100%	100%

Table 15

Of the six indicators agreed, five got ratings of 100%, the upper improvement limit. Physical execution of investment projects did not achieve the upper limit due to delays in UPME projects stemming from fabrication of current transformers and insulators, substation auxiliary services, substation civil works, negotiation of land for lines, delivery date for the lines' foundations and structures, fabrication of conducting cable, and lines construction and erection.

Productivity and efficiency perspective: 100%. *See Table 16.*

Productivity and efficiency perspective

Monitoring Indicator	Unit	Periodicity	Goal Lower Limit	Goal Upper Limit	2005 Score
Strategic goal: Quality assurance **Specific goal: Continuous improvement of operating processes**					
Number of minor non-conformities in ISO-certification audit for services.	No.	Annually	10	0	0
Strategic goal: Govern costs to become efficient **Specific goal: Achieve operating efficiency for AOM components**					
Degree of identification, homologation, classification and implementation of best practices (strategic operator role).	%	Monthly	95%	100%	97.66%
Strategic goal: Manage process risks **Specific goal: Implement risk integral management measures**					
Degree of identification, evaluation, valuation and administration of Company risks.	%	Monthly	95%	100%	100%
Strategic goal: Build viability through socially responsible management **Specific goal: Articulate and/or develop management around commitments to interest groups**					
Social investment index (Society Interest Group)	%	Monthly	0.67%	0.72%	0.82%
Results of suppliers annual survey (Suppliers interest group).	%	Annually	80%	87%	91.30%

Table 16

Organizational learning and human talent development perspective: 79.90% (above the lower level expected). *See Table 17.*

Organizational learning and human talent development perspective

Monitoring Indicator	Unit	Periodicity	Goal Lower Limit	Goal Upper Limit	2005 Score
Strategic goal: Build up knowledge assets to achieve organization's goals					
Specific goal: Implement human capital preparedness					
Human capital preparedness degree, deviation of technical and human competences (work teams).	%	Annually	40%	30%	28.19%
Human capital preparedness degree, deviation of technical and human competencies (supervisors).	%	Annually	40%	30%	-12.65%
Specific goal: Build up organizational capital					
Appreciation of organizational climate (Team-workers Interest Group).	Rating	Annually	4.0	4.5	4.2
Occupational safety. Accident index (frequency)	No. of incapacitating accidents / No. of man-hours worked	Quarterly	2.00	1.94	1.66
Specific goal: Implement technological capital preparedness (technological capital)					
Technological preparedness degree: Compliance with technological plan.	%	Monthly	95%	100%	99%

Table 17

2.6.2 Development plan

Altogether, compliance with the plan was 98.4%. Of the 25 relevant actions planned for ISA, 19 achieved 100% compliance, five saw over 90% compliance, and one was below 90%.

2.7 Financial results of Interconexion Electrica S.A. E.S.P.

2.7.1 Operating results

$ Million	2004	2005	Variation	Var. %
Operating results				
Revenues	712,206	708,281	-3,925	-0.6%
Costs and expenses	341,406	347,515	6,109	1.8%
EBITDA	497,804	480,037	-17,767	-3.6%
Operating income	370,800	360,766	-10,034	-2.7%
EBITDA margin	69.9%	67.8%		
Operating margin	52.1%	50.9%		

2.7.1.1 Operating revenues

ISA earned revenues of $708,281 million (0.6% less than in 2004); revenues for Use and Connection, corresponding to 92.6% of total revenues, grew by 3.3% and those of telecommunications by 21.6%; ancillary activities fell by 36.4% due mainly to decrease in projects management; and to 35% reduction in CND-MEM revenues, explained by start of commercial operation of XM as a Group affiliate. *See Charts 33 and 34.*

Participation in operating revenues



Telecommunications
0.7%
CND and MEM
4.2%
Ancillary
Activities
2.4%
USO
84.8%
Connection
7.8%

Chart 33

Operating revenues

$ Million



800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
537,748
570,635
657,148
712,206
708,281
6.1%
15.2%
8.4%
-0.6%
2001
2002
2003
2004
2005

Chart 34

2.7.1.2 Operating costs and expenses

Operating costs and expenses totaled $347, 515 million (1.8% up on 2004). *See Chart 35.*

Operating costs and expenses

$ Million



400,000
350,000
300,000
250,000
200,000
150,000
100,000
270,659
-2.6%
263,544
25.5%
330,701
3.2%
341,406
1.8%
347,515
2001
2002
2003
2004
2005

Chart 35

Administration and operation expenditures increased by 7.2%, due to factors such as: effect of inflation applied to personal services, higher taxes for payments of stamps charged by Empresas Municipales de Cali -EMCALI- ($1,661 million), and studies and bidding preparation expenses ($9,730 million). *See Chart 36.*

Operating costs and expenses

$ Million



300,000
250,000
200,000
150,000
100,000
50,000
0
227,917
244,225
98,120
97,048
13,238
3,485
2,131
2,757
Administ. and operation
Deprec. and amort.
Provisions
Transfers
2004
2005

Chart 36

EBITDA and operating income

Reduction in EBITDA and operating income is accounted for by operating revenues and operating costs and expenses.

EBITDA and EBITDA margin



$ Million
%
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
73.3%
74.3%
470,044
71.5%
497,804
69.9%
480,037
67.8%
423,812
394,261
2001
2002
2003
2004
2005

Chart 37

For the purpose of comparison, historic EBITDA is recalculated, excluding pension and actuarial items, due to the treatment given by the Company to liabilities.

Operating income and operating margin



$ Million
%
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
370,800
360,766
326,447
14.98%
307,092
6.30%
13.59%
-2.71%
267,089
49.7%
53.8%
49.7%
52.1%
50.9%
2001
2002
2003
2004
2005

Chart 38

2.7.2 Non-operating results

$ Million	2004	2005	Variation	Var. %
Non-operating results				
Financial results - net	-126,299	-119,463	6,836	-5.4
Exchange difference - net	-8,498	-18,457	-9,959	117.2
Participation in subordinates	2,348	20,606	18,258	777.6
Other revenues and expenditures	-21,819	-2,996	18,823	-86.3
Non-operating results	-154,268	-120,310	33,958	-22.0

Non-operating losses decreased by $33,958 million, as a result of the good performance of the subordinates, recovery of provisions of previous fiscal years, and decreased financial expenses for payment of obligations in local and foreign currency.

Expenses due to attacks, in turn, went up by 23.4% (from $12,433 million in 2004 to $15,342 million in 2005). *See Chart 39.*

Non-operating revenues and expenses

$ Million


100,000
50,000
-
-50,000
-100,000
-150,000
-200,000
-126,299
-119,463
-8,498
-18,457
-21,819
-2,996
2,348
20,606
Financial
Exch. Difference net
Other
Part. in Subordinates
2004
2005

Chart 39

Hedging operations

Balance of rights associated to hedging operations: Swap, with BNP Paribas and Bancolombia for US$77 million (US$75,9 million of capital hedging, and US$1,1 of interest hedging). This allows 61.5% coverage of debt contracted in foreign currency with Multilateral Banking, and stabilizes the Company's debt service cash flows.

Participation in subordinates

Participation in subordinates showed net positive results of $20,606 million: $17,440 million corresponding to ISA subordinates and $3,166 million to investment in FEN. Participation method is applied to this latter starting 2005. *See Table 18.*

$ Million	Part. %	Investment Balance	Participation 2004	Participation 2005	Variation	Var. %
Company		**Dec. 31st 2005**				
TRANSELCA	65.00	413,578	6,216	24,230	18,014	289.8
REP	30.00	100,996	3,261	1,041	-2,220	-68.1
ISA Perú	28.07	18,493	1,035	7,774	6,739	651.1
ISA Bolivia	51.00	27,201	-	159	159	N.A.
XM	99.73	14,818	-	28	28	N.A.
Total power sector		575,086	10,512	33,232	22,720	216.1
INTERNEXA	99.99	98,613	1,632	-5,889	-7,521	-460.9
FLYCOM	75.04	5,550	-9,796	-9,903	-107	1.1
Total telecommunications sector		104,163	-8,164	-15,792	-7,628	93.4
Total affiliates		**679,249**	**2,348**	**17,440**	**15,092**	**642.9**
FEN		9,045	-	3,166	3,166	N.A.
Total participation		688,294	2,348	20,606	18,258	777.6

Table 18

Income of energy sector subordinates was $33,232 million (216.1% more than in 2004), and losses of the telecommunications sector corporations were $15,792 million (93.4% less than in 2004).

2.7.3 Income tax provision and net income

$ Million	2004	2005	Variation	Var. %
ISA Results				
Pre-tax Income	216,532	240,456	23,924	11.0
Income Tax Provision	76,517	53,277	-23,240	-30.4
Net Income	140,015	187,179	47,164	33.7

2.7.3.1 Income tax provision

This item showed 30.4% reduction with respect to 2004, due to utilization of special deduction for investment in productive, fixed assets made during the year. *See Chart 40.*

Income tax provision


$ Million
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
28,158
-67.7%
9,096
608.9%
64,478
18.7%
76,517
-30.4%
53,277
2001
2002
2003
2004
2005

Chart 40

2.7.3.2 Net income

ISA recorded $187,179 million net income (or 33.7% rise over 2004), equivalent to 26.4% net margin. *See Chart 41.*

Net income


$ Million
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
101,109
-76.3%
23,919
240.5%
81,453
71.9%
140,015
33.7%
187,179
2001
2002
2003
2004
2005

Chart 41

2.8 Balance sheet

Balance Sheet

$ Million



5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
3,764,979
4,209,505
4,314,980
4,525,552
4,529,459
1,756,987
1,901,207
1,917,873
1,869,653
1,742,757
2,007,992
2,308,298
2,397,107
2,655,899
2,786,702
2001
2002
2003
2004
2005

Chart 42

2.8.1 Assets

Total assets reached $4,529,459 million (see Chart 43): 72.2% corresponds to property, plant, equipment and reappraisals; 2.6% to cash and temporary investments; 5.0% to receivables; 0.7% to inventories; 3.6% to other assets and deferred charges; and 15.9% to permanent investments. These latter break down as follows: $679,249 million for subordinates in Colombia, Peru and Bolivia; $19,329 million for FEN and EPR; and $22,878 million for engineering of UPMES and trust rights in share liquidity funds, to be liquidated the first semester of 2006.

Total assets

$ Million



5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
3,764,979
4,209,505
4,314,980
4,525,552
4,529,459
11.8%
2.5%
4.9%
0.1%
2001
2002
2003
2004
2005

Chart 43

2.8.2 Liabilities

Total liabilities reached $1,742,757 million (6.8% down on 2004): 64.3% financial liabilities, 6.3% liabilities with related parties, 8.9% long-and-short term labor liabilities, and 20.4% in accounts payable to suppliers, and taxes. *See Chart 44.*

Total liabilities

$ Million



2,000,000
1,500,000
1,000,000
500,000
0
1,756,987
8.2%
1,901,207
0.9%
1,917,873
-2.5%
1,869,653
-6.8%
1,742,757
2001
2002
2003
2004
2005

Chart 44

As of December 31st, the financial debt portfolio, consisting of loans in domestic currency, foreign currency and bonds, totaled $1,038,563 million (11.5% less than in 2004, when it was $1,173,121 million). The impact from the exchange rate difference on the foreign-currency debt was positive, the result of Colombian peso revaluation along the year, which lowered total liabilities balance.

The Company's total leverage was 38%.

2.8.2.1 Financial liabilities

As of December 31st, total debt was $1,038,563 million. In domestic currency, $744,061 million, and in foreign currency, $294,502 million, equivalent to 71.6% and 28.4%, respectively.

Foreign-currency financial liabilities shrank by 17.8% (from US$157 million in 2004, to US$129 million in 2005), explained by amortizations of foreign loans. Likewise, hedging operations went from US$91 million in 2004 to US$76 million in 2005, due to payments agreed on in these operations.

Debt portfolio breakdown by currencies and financing sources, with and without hedging operations, is as follows: *(See Charts 45 and 46)*

Bond participation in total debt portfolio was 70.1%, equivalent to $728,061 million. *See Chart 47.*

For closure of treasury loans, the Corporation designed and implemented a new methodology, consisting of two auctions via Internet to contract loans with one-year terms, in which 12 financial sector entities participated: April 18th, for $25,000 million, and July 19th, for $16,000 million. Through this transactions, the Corporation saved $232 million, since it obtained DTF + 0.85% rates, vis-à-vis the ceiling rate with which the auctions started, which was DTF + 1.5%.

On the other hand, External Resolution Nº 2739 of November 3rd 2005, issued by the Ministry of Finance and Public Credit, authorizes ISA to subscribe a foreign loan agreement with BNP Paribas, for up to the following sums: a) US$33,949,000 and b) the equivalent in US dollars of €3,252,950. Even though the two entities subscribed the loan agreement, no disbursements have been made so far.

Those resources will be earmarked for financing goods and supplies for the UPME projects of 2003. They come from Germany and Brazil and they have political and economic risk hedging from German ECA Euler Hermes.

2.8.2.2 Labor liabilities

In accordance with actuarial estimates projected for 2005, the Corporation has $97,484 million liabilities, ($28,594 million less than in 2004), due mainly to Legislative Act 001 of 2005, which eliminates special regimes.

At period closing, 83.3% ($81,186 million) has been amortized.

2.9 Cash flow

2.9.1 Sources

The Corporation had total cash flow of $1,278,185 million: initial availability was $123,726 million, current revenues stood at $771,637 million, while capital revenues reached $382,822 million.

Breakdown by currency excluding hedging operations


US Dollar
23.5%
Peso
71.7%
Unit of account
3.4%
EURO
1.3%

Chart 45

Breakdown by currency including hedging operations


Unit of account
0.1%
US Dollar
9.5%
Peso
89.0%
EURO
1.3%

Chart 46

Debt breakdown by financing source


Domestic loans
1.5%
Bonds
70.1%
Foreign loans
28.4%

Chart 47

2.9.2 Uses

The previous resources were used in:

- $142,543 million for investments.
- $336,882 million for debt service.
- $301,531 million for running expenses (personal services, general expenses, taxes, insurance and destroyed towers, among others).
- $99,395 million for payment of dividends and loans to subordinates $70,237.
- $4,756 million for construction of third parties' projects (delegated administration).

Ending cash availability was $137,297 million, of which $73,713 million remained as ISA's available resources, after discounting specific-destination funds: delegated administration, $33,487 million; UPMES trust estate, $10,621 million; share liquidity fund, $8,451 million; and risk-withholding funds, $11,025 million.

Cash budget showed 99% execution in the area of current revenues, 85% in expenditures (expenses, debt service, delegated administration and payment of dividends) and 52% in investment.

2.10 Credit risk rating

AAA rating was ratified for the three bond issues and the domestic debt bonds program of ISA. Such rating, the highest awarded by Duff &Phelps de Colombia S.A, means issues with the highest credit quality, where risk factors are practically nonexistent.

Standard & Poor's ratified ISA's BBB international rating in domestic currency, and BB in foreign currency (same as sovereign ceiling of the Republic of Colombia, with a stable outlook), for long-term corporate credit.

The previous confirms the good moment the Corporation is going through, its high operating capacity and its solid financial structure.

2.11 Share performance in the capital market

2.11.1 Colombia's stock market

Once again, the Colombian Stock Exchange took the first places among the stock markets with the largest growth worldwide, according to the World Federation of Exchanges (WFE). It occupied the second place, among the securities markets with the most growth, outdone only by Sri Lanka.

What happened in the securities market is undoubtedly a reflection of the behavior of the rest of the economy: growth outdid the expectations; interest rates were relatively low; investment resources saw an increase on the part of foreign and institutional agents; the Colombian peso gained strength, making investment in dollars less attractive; and major business deals, such as the sales of Bavaria, Coltabaco, and Diaco, materialized through the Stock Exchange.

Figures tell the story loud and clear: average share appreciation outdid 100% goal set along the year; index averaging quote of shares listed on the stock exchange -IGBC- went from 4,350 points in January to 9,513 in December (119% rise); and volume traded in the stock rounds, grew significantly, by trading $21,960,000 million (a figure equivalent to more than twice the value traded in 2004).

2.11.2 ISA's stock in the market

For second consecutive year, ISA's stock was among the most profitable of the market. The year started with a quote of $2,090 and ended at $5,650 (the highest ever in its history), which corresponds to an appreciation of 170% during 2005, high above that recorded by the IGBC. The stock's intrinsic value at year's end was $2,902 (4.9% up on 2004).

As of December 31, market capitalization was $5,400,000 million, almost three times that of the past year of $2,000,000 million.

The stock was traded at 244 Exchange rounds. Along the year, 161.6 million shares were traded equivalent to 60% of the Corporation's free float capital, placing ISA's shares among those with highest liquidity and tradability in the market. *See Chart 48.*

Evolution of ISA's quote and daily volume


Return
(appreciation %)
Volume
(million of shares)
180
160
140
120
100
80
60
40
20
0
-20
4
3
2
1
0
Jan-05
Feb-05
Mar-05
Apr-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Shared Traded (millions)
ISA
IGBC

Chart 48

Month	Days quoted	Price performance				Variation % Monthly	Volume Traded	
		Maximum	Minimum	Average	Closing		Shares	Million $
January	19	2,120	2,030	2,058	2,120	1.4	6,572,773	13,520
February	20	2,415	2,180	2,276	2,410	13.7	16,012,263	36,883
March	20	2,330	2,020	2,188	2,180	-9.54	6,827,621	15,015
April	21	2,390	2,125	2,231	2,390	9.6	10,694,935	23,728
May	20	2,425	2,375	2,401	2,410	0.8	6,092,932	14,353
June	21	2,810	2,465	2,648	2,810	16.6	16,430,086	43,412
July	19	3,340	2,900	3,127	3,300	17.4	15,535,456	50,410
August	22	4,000	3,400	3,721	3,820	15.8	25,161,701	93,223
September	22	3,960	3,605	3,738	3,740	-2.09	14,316,298	53,331
October	20	3,890	3,600	3,806	3,850	2.9	12,184,609	46,538
November	20	4,925	3,900	4,421	4,890	27.0	20,977,113	92,851
December	20	5,650	4,880	5,138	5,650	15.5	10,769,017	54,808
Total	**244**	**5,650**	**2,020**	**3,154**	**5,650**	**170**	**161.574.804**	**538,073**

2.11.3 Level I ADRs (American Depositary Receipts)

In 2005, 39,723 ADRs were issued corresponding to 993,075 shares (1 ADR = 25 shares). On the other hand, 28,699 ADRs were cancelled, the result of shares sold in the domestic market.

Since the registration of the shares in the United States in March 2004, and until December 31st 2005, ADRs accumulated total 182,424, equivalent to 4,560,600 shares and to 0.48% of the Company's share ownership.

At the beginning of the year, ADR's reference price was US$21.86; closing price was US$61.84 *(see Tables)*.

Month	ADRs Issue	ADRs Cancellation	ADRs Acumulated Balance
June-04	21,119	-	21,119
July-05	84,381	-	105,500
October-04	37,200	-	142,700
November-04	28,700	-	171,400
Total Year 2004	**171,400**	**-**	**171,400**
June-05	-	(17,200)	(17,200)
July-05	6,640	-	(10,560)
August-05	26,763	(5,399)	10,804
September-05	-	(6,000)	4,804
November-05	4,972	(100)	9,676
December-05	1,348	-	11,024
Total Year 2005	**39,723**	**(28,699)**	**11,024**
Total accumulated	**211,123**	**(28,699)**	**182,424**

Total accumulated	Dec. 31st 2004	Dec. 31st 2005	Variation
No. of ADRs	171,400	182,424	11,024
No. of Shares	4,285,000	4,560,600	275,600

3. PERSPECTIVES AND COMMITMENTS FOR 2006

Both ISA and the Economic Group have set ambitious challenges for themselves:

The Economic Group, availing of the strengths of its affiliates, of consolidated unity of purpose and direction, of the synergy constructed among the Group's affiliates, of homologated policies and guidelines, and of implementation of the best operating and managerial practices, will channel its efforts in two directions:

- Generate value, expanding its participation in the target market, both in transport and administration of energy markets, and efficiently conducting its commercial management.

- Enter other activities related to transport of energy products, for which it will find an optimal organization that will make it possible to reach the goals expected.

On its part, ISA, as an energy-transport company:

- Will seek permanent aggregation of value, by increasing its market share and improving its customers' satisfaction through high-quality services.
- Will continue working in the search of efficiency, to offer services at competitive prices.
- Will focus efforts on reaching goals related to compliance with the commitments to its interest groups, in the communities where it has a presence.

3.1 Growth

Target markets for the Group's growth continue to be the countries of the Andean Community of Nations, MERCOSUR and SICA, without ruling out some opportunities that may arise in some regions of the United States.

Growth strategy will continue its focus on investment in assets, promotion of energy markets, delivery of energy-transport ancillary services, as well as operation and administration of energy markets.

With the idea in mind to widen its investment portfolio, the Group is exploring its growth opportunities in the gas sub-sector, given its important potential for construction of synergy with the electricity business.

It is important to point out the growing attractiveness of Latin American markets for new investors, thanks to increased stability, and to the region's economic growth, that has given rise to an ever higher number of infrastructure development opportunities in the sectors of energy and telecommunications.

The challenge for growth of the Grupo ISA is competing with market participants with substantial financial resources and high technical capabilities, which calls for novel association and financing layouts.

3.1.1 Energy

During 2006, Grupo ISA will seek capital participation in the energy-transport companies with regional relevance, and which are starting a sales process; it will participate in biddings for construction of transmission networks; and it will increase participation in delivery of related services in Latin America.

Additionally, it will continue promoting integration of markets, in particular Peru-Ecuador and Colombia-Venezuela markets; and it will continue advancing studies to achieve regulatory harmony, that will allow integration of the Andean Region and Central America.

3.1.2 Telecommunications

INTERNEXA will focus on development of projects on the Grupo ISA's grid infrastructure, nationally and internationally, to offer voice and data transport capacity to telecommunications operators. And it will focus efforts to venture in the Peru and Venezuela markets.

FLYCOM COMUNICACIONES will continue consolidating its participation in the national market with a focus on connectivity and value added.

3.2 Management instruments for 2006

3.2.1 Integral Management Chart for Grupo Empresarial ISA

Financial perspective

Monitoring Indicator	Unit	Periodicity	Budget 2006	Goal		Comments	
				Lower Limit	Upper Limit	Lower Limit	Upper Limit
Strategic goal: Ensure value generation							
Increase in Group's EVA	$ Billion	Semiannually	120,267	108,433	130,655	Lower Limit Total Companies' CGI	Upper Limit Total Companies' CGI
Group's total return	% in Current $	Semiannually	11.94%	11.94%	> 11.94%	Based on each company's capital cost	
Sum of companies' EBITDA	$ Billion	Monthly	724,126	707,994	738,883	Based on the companies' CGI limits	

Market perspective

Monitoring Indicator	Unit	Periodicity	Goal		Comments	
			Lower Limit	Upper Limit	Lower Limit	Upper Limit
Strategic goal: Increase participation in target market						
Annual increase in Group's future revenues	Million US$	Quarterly	30	40	Minimum acceptable	30% growth in 5 years
Number of deals won in the gas sub-sector	Number	Annually	1	1	One deals won	

Productivity and efficiency perspective

Monitoring Indicator	Unit	Periodicity	Goal		Comments	
			Lower Limit	Upper Limit	Lower Limit	Upper Limit
Strategic goal: Consolidate unit of purpose and direction						
Level of incorporation of Corporate Governance	Rating	Annually	50	70	Minimum acceptable	Achievement of purpose
Strategic goal: Ensure construction and availing of synergy						
Degree of identification, homologation, classification and implementation of best practices (strategic operator role).	%	Monthly	95%	100%	Minimum acceptable advancement	Compliance and achievement of results

Organizational learning and human talent development perspective

Monitoring Indicator	Unit	Periodicity	Goal		Comments	
			Lower Limit	Upper Limit	Lower Limit	Upper Limit
Strategic goal: Develop organizational capital						
Preparedness degree of organizational development	%	Annually	50	70	Minimum acceptable	Achievement of purpose
Strategic goal: Implement technological preparedness						
Compliance with technological plan for the Group	%	Semiannually	95%	100%	Minimum acceptable advancement	Compliance and achievement of results

3.2.1.1 Top Level Integral Management Chart - ISA.

Financial perspective

Monitoring Indicator	Unit	Periodicity	Budget 2006	Goal Lower Limit	Goal Upper Limit	Comments Lower Limit	Comments Upper Limit
Strategic goal: Ensure value generation							
ISA's EBITDA	Million	Monthly	487,554	477,803	497,305	2% budget decrease	2% budget increase
Increase in EVA	Million	Semiannually	107,511	101,514	113,508	Impact of 2% decrease in EBITDA	Impact of 2% increase in EBITDA
Total return	%	Semiannually	12.1%	12.1%	>= 12.1%	WACC 2006	> WACC 2006
Dividends and loans	Million	Semiannually	55,413	49,872	56,521	10% budget decrease	2% budget increase
Debt balance + guarantees/EBITDA	Times	Monthly	3.28	>2.5	<4.5	>Budget	< Budget
Compliance with investment plan UPME 01 Primavera-Bacata	%	Monthly		90%	100%	Investment: $151,919 Million acceptable mobility during the year for payments between 90% and 110%.	
Compliance with investment plan UPME 02 Primavera-Bolivar.	%	Monthly		90%	100%	Investment: $306,986 Million acceptable mobility during the year for payments between 90% and 110%.	
Strategic goal: Achieve Company recognition in the capital market							
Share appreciation / IGBC appreciation	Times	Monthly		1	> 1	Share appreciation above IGBC's	

Customer and market perspective

Monitoring Indicator	Unit	Periodicity	Goal		Comments	
			Lower Limit	Upper Limit	Lower Limit	Upper Limit
Strategic goal: Increase participation in target market						
Annual increase of future revenues managed by the Company.	Million US$	Quarterly	15	30	Minimum acceptable	30% Growth in 5 years
Strategic goal: Provide outstanding quality services						
Non-supplied energy (500kV and 230kV)	MWh	Monthly	4,800	2,500	Better than 2001-2005 lower	Better than 2001-2005 upper
Interruption rate (500 kV y 230 kV) / 100 km	Interruptions / 100 km	Monthly	0.40	0.31	Better than 2001-2006 lowest	Better than 2001-2006 highest
Evaluation of external customer satisfaction %		Annually	80%	84%	Performance upper level	4% increase on lower goal
Strategic goal: Achieve recognition in target market						
General reputation (T3B)	%	Annually	80%	91%	Performance upper level	Past year compliance

Productivity and efficiency perspective

Monitoring Indicator	Unit	Periodicity	Goal		Comments	
			Lower Limit	Upper Limit	Lower Limit	Upper Limit
Strategic goal: Govern costs to become efficient						
STE Effective AOM Costs / revenues recognized for AOM	%	Monthly	105%	101%	1% Increase AOM expenses	3% Savings AOM expenses
Strategic goal: Quality assurance						
Maneuvers and maintenance errors causing unattended demand.	No.	Monthly	0	0	Zero errors commitment	
Number of minor non-conformities in ISO-certification audit.	No.	Annually	5	0	Maximum number	Excellence
Actions implemented as result of internal and external audits, Statutory Auditor and National General Auditing Office.	%	Monthly	95%	100%	Minimum acceptable advancement	Compliance and achievement of results
Strategic goal: Develop a model for relations with the environment						
Social investment	Million	Monthly	2,578	2,714	95% of budget value	Budget 2006

Organizational learning and human talent development perspective

Monitoring Indicator	Unit	Periodicity	Goal		Comments	
			Lower Limit	Upper Limit	Lower Limit	Upper Limit
Strategic goal: Develop organizational capital						
Preparedness degree of organizational capital	%	Annually	60%	70%	Minimum acceptable	Achievement of purpose
Organizational climate appreciation	Rating	Annually	4.0	4.5	Minimum requirement	International standard
Accident index (frequency)	Accidents /240.000 m-h	Quarterly	2.00	1.00	Minimum acceptable	Level of excellence
Strategic goal: Implement human capital preparedness						
Human capital preparedness degree: Deviation of technical competencies in work teams.	%	Annually	40%	20%	Maximum deviation allowed	Excellence
Human capital preparedness degree: Deviation of personal competencies in work teams.	%	Anual	40%	20%	Maximum deviation	Excellence
Human capital preparedness degree: Deviation of technical competencies in senior management.	%	Annually	40%	20%	Maximum deviation	Excellence allowed
Human capital preparedness degree: Deviation of personal competencies in senior management.	%	Annually	40%	20%	Maximum deviation	Excellence
Strategic goal: Implement technological preparedness						
Technological preparedness degree: Compliance with technological plan	%	Monthly	95%	100%	Minimum acceptable	Achievement of purpose

3.2.2 Cash flow budget 2006

For conducting its operations, ISA has a cash budget of $1,534,074 million (see Table 19), consisting of:

- An initial cash balance of $140,275 million, of which $63,584 million are specific-purpose funds (delegated administrations, $33,487 million; stock liquidity fund, $8,451 million; risk withholding fund, $11,025 million; UPMES fund, $10,621 million); the remaining $76,691 million constitute available resources.

- Current revenues for $696,741 million (from exploitation, $693,393 million; other current revenues, $3,347 million).

- *Capital revenues for $690,632 million* (capital and financial market financing, $616,804 million; loans from affiliates, $24,419 million; dividends, $30,994 million; amortization of loans to affiliates, $6,991 million; and interest, $11,424 million).

These resources will be earmarked as follows:

- $346,549 million for running expenses.
- $33,979 million for delegated administrations.
- $516,142 million for debt service (amortization and interest of the period).
- $3,955 million for loans to subordinates.
- $109,414 million for dividend payments.
- $475,951 million for investment.
- $23,694 million for VAT on capital assets.

For closing of fiscal year, a $24,390 million cash balance is estimated, of which, $3,237 million correspond to available resources, and $21,153 million to specific-purpose funds ($3,958 million for delegated administration contracts, $11,589 million for risk withholding fund, and $5,606 million for UPMES fund).

Cash budget - 2006

Millions of Pesos	2005	2006	Variation% 2005-2006
INITIAL BALANCE	**123,726**	**140,275**	**13**
Delegated administration	19,735	33,487	70
Stock liquidity fund	8,500	8,451	-1
Risk withholding fund	10,500	11,025	5
UPMES fund	13,164	10,621	-19
Total non-available funds	**51,899**	**63,584**	**23**
AVAILABLE BALANCE	**71,827**	**76,691**	**7**
Revenues			
Current revenues	745,706	696,741	-7
Capital revenues	208,201	690,632	232
Delegated administration	15,008	6,426	-57
TOTAL REVENUES	**968,915**	**1,393,799**	**44**
TOTAL REVENUES + INITIAL BALANCE	**1,092,641**	**1,534,074**	**40**
Expenditures			
Operating expenses	301,531	346,549	15
Delegated administration	4,756	33,979	614
Dividends	99,395	109,414	10
Total debt service	336,882	516,142	53
Total loans to subordinates	70,237	3,955	-94
Investment	117,296	475,951	306
VAT on capital assets	25,247	23,694	-6
TOTAL EXPENDITURES	**955,344**	**1,509,684**	**58**
Ending cash balance	**137,297**	**24,390**	**-82**
Non-available funds			
Delegated management	33,487	3,958	-88
Stock liquidity fund	8,451		-100
Risk withholding fund	11,025	11,589	5
UPMES fund	10,621	5,606	-47
Total non-available funds	**63,584**	**21,153**	**-67**
Available Balance	**73,713**	**3,237**	**-96**

Table 19

3.2.3 Income statement 2006

For year's end, ISA expects $206,608 million net income (10% up on 2005), due mainly to the 36% decrease in income tax resulting from the tax deduction on fixed assets purchased for the UPME projects.

Income statement

	Real	Budget
$ Million	**2005**	**2006**
Operating revenues		
Network use	563,708	569,260
Connection	55,415	56,333
CND	17,893	-
MEM	11,922	-
Dark fiber	4,816	9,560
FAER	37,305	39,560
Operating revenues	**691,060**	**674,712**
Operation costs		
- AOM expenses	195,176	168,774
-FAER	37,277	39,560
- Depreciation and amortization	97,048	90,533
- Provisions	3,485	870
- UPME Transfer	2,757	3,278
Operating expenses	**335,744**	**303,016**
Gross operating income	**355,316**	**371,697**
Ancillary activities		
Revenues	17,221	19,291
Sales cost	11,771	12,203
Income from ancillary activities	**5,449**	**7,087**
Operating income	**360,765**	**378,784**
Total		
Operating revenues	708,280	694,003
Operating expenditures	347,515	315,219
Operating income	**360,765**	**378,784**
Non-operating revenues/ expenditures		
Financial	-119,464	-101,621
Exchange difference	-18,455	-19,876
Participation in subordinates	20,606	13,466
Other Revenues/ Expenditures	-2,997	-30,217
Non-operating Revenues/ Expenditures	**-120,310**	**-138,248**
Pre-tax income	**240,455**	**240,536**
Income tax	53,277	33,928
Net income	**187,179**	**206,608**

3.2.4 Balance sheet budget 2006

The increase in assets is explained by the increase in assets under construction of the UPME projects and the acquisition of long-term debt for their financing.

Balance sheet	2005	2006
$ Million		
ASSETS		
Current assets	**305,524**	**232,703**
Net fixed assets	3,271,465	3,730,332
Long-term investments	722,517	601,204
Other assets	229,953	214,144
TOTAL ASSETS	**4,529,459**	**4,778,383**
LIABILITIES		
Current financial liabilities	230,959	76,709
Current non-financial liabilities	238,487	253,925
Long-term liabilities	1,273,311	1,565,812
TOTAL LIABILITIES	**1,742,757**	**1,896,447**
TOTAL EQUITY	**2,786,702**	**2,881,937**
TOTAL EQUITY AND LIABILITIES	**4,529,459**	**4,778,383**

REGULAR STOCKHOLDERS' MEETING

REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS REGARDING OPERATION OF THE BOARD

Complying with provisions of the Articles of Incorporation and the Code of Good Governance, as Chairman of ISA's Board of Directors, I present the following report on the operation of the Board during the period April 2005 to March 2006:

I. COMPOSITION OF THE BOARD OF DIRECTORS

The Shareholders' Meeting of March 29th 2005 designated for the Board of Directors of ISA positions and persons knowledgeable and experienced in the fields of management, finance, corporations and stockmarket fields:

As principal members, it appointed the Minister of Mines and Energy for the first position, which has been held by Mr. Luis Ernesto Mejia Castro; for the second, the General Vice-minister of Finance and Public Credit, position held by Ms. Gloria Ines Cortes Arango; for the third, Mr. Isaac Yanovich Farbaiarz; for the fourth, the Energy Generation Manager of Empresas Publicas de Medellin E.S.P. (or the position subsequently created under that company's restructuring process), position that has been held by Mr. Jesus Aristizabal Guevara; for the fifth, Mr. Luis Fernando Alarcon Mantilla; for the sixth, Mr. Hernan Martinez Torres, and for the seventh, Mr. Orlando Cabrales Martinez.

As alternate members, the Meeting appointed, in the same order, the Vice-minister of Mines and Energy, position held by Mr. Manuel Fernando Maiguashca Olano; the Legal Counsel to the Ministry of Finance and Public Credit, position held by Ms. Nhora Abuchar Chamie; Mr. Luis Fernando Uribe Restrepo; the Energy Distribution Manager of Empresas Publicas de Medellin E.S.P., position held by Mr. Gabriel Jaime Betancourt Mesa; Mr. Jorge Hernan Cardenas Santamaria; Ms. Maria Isabel Patiño Osorio, and Mr. Andres Felipe Mejia Cardona.

The persons elected are recognized for their moral soundness, are knowledgeable about public utilities and the power sector, and have specialization and graduate studies in Colombia and abroad.

Except for their condition as shareholders of Messrs. Orlando Cabrales Martinez and Jorge Hernan Cardenas Santamaria, no labor relation exists between the members of the Board of Directors and the Company, nor are there any commercial links between the Company and the relatives by marriage or kinship within the first degree of consanguinity or in-law of the members of the Board.

Messrs. Luis Ernesto Mejia Castro, as the Minister of Mines and Energy, and Manuel Fernando Maiguashca Olano, as Vice-minister of Mines and Energy; Ms. Gloria Ines Cortes Arango as the General Vice-minister of Finance and Public Credit, Ms. Nhora Abuchar Chamie, as the Legal Counsel to the Ministry of Finance and Public Credit, and Mr. Isaac Yanovich Farbaiarz, as the Chairman of ECOPETROL, have a work link to ISA's Majority Shareholder, the State, as holders of public positions in the central administration.

Messrs. Jesus Aristizabal Guevara and Gabriel Jaime Betancourt Mesa, as Energy Generation Manager and Energy Distribution Manager of Empresas Publicas de Medellin E.S.P., respectively, have a work relation with ISA's shareholder with the second largest participation.

II. OPERATION OF THE MEETINGS

1. Schedule

In session 622 of April 2005, the Board of Directors approved schedule of meetings for the period April 2005 – March 2006, including subjects to consider and presentation periodicity.

Within the mentioned period, the Board complied with one hundred percent meeting schedule. The Meeting convened on thirteen occasions along such period, of which twelve were regular, and one was special. Ten of them took place in Bogota, and three in Medellin.

All the meetings took place with all members present in person, with an average duration of five hours. During the meetings, as previously agreed by the Board, agenda items on which a decision was to be made, were considered first, followed by strategic issues and lastly by monitoring issues.

2. Convening

The Secretary of the Meeting at the end of each session, reminded participants of the date and place of the next meeting, and by means of written notices, he convened all the Board members, principal and alternate, no less than six (6) days in advance of each meeting.

3. Availability of Information

The Secretary of the Meeting, through a site at ISA's Web page created for such purpose, accessible only with a personal password, and no less than three days before the session, made available to the Board's members the documentation covering the topics to be dealt with at the meeting, including the meeting minutes that were submitted for approval. All additional information requested by the Board members was delivered through the same means. Additionally, in each meeting, the Board members were handed a report containing the subjects to be presented at the meeting, plus a compact disc containing the same information.

4. Agenda

At the beginning of each session, once the quorum was verified, the previously disclosed agenda was submitted to the Board of Directors for approval.

5. Attendance

The Board meetings were attended by at least the number of members necessary to form a quorum.

Attendance by principal members at thirteen meetings was as follows:

- The Minister of Mines, Mr. Luis Ernesto Mejia Castro, attended 11 meetings
- The General Vice-minister of Finance and Public Credit, Ms. Gloria Ines Cortes Arango, attended 12 meetings.
- Mr. Isaac Yanovich attended 11 meetings.
- Mr. Luis Fernando Alarcon attended 13 meetings.
- The Energy Generation Manager of Empresas Publicas de Medellin E.S.P, Mr. Jesus Aristizabal, attended 12 meetings.
- Mr. Hernan Martinez attended 12 meetings.
- Mr. Orlando Cabrales attended 10 meetings.

Attendance by the alternate members at thirteen (13) meetings was as follows:

- The Vice-minister of Mines and Energy, Mr. Manuel Fernando Maiguashca, attended 12 meetings, two of them as Acting Minister of Mines and Energy.

- The Legal Counsel to the Ministry of Finance and Public Credit, Ms. Nhora Abuchar, attended 13 meetings.
- Mr. Luis Fernando Uribe attended 11 meetings.
- Mr. Jorge Hernan Cardenas attended 12 meetings.
- The Energy Distribution Manager of Empresas Publicas de Medellin E.S.P, Mr. Gabriel Jaime Betancourt, attended 12 meetings.
- Ms. Maria Isabel Patiño attended 9 meetings.
- Mr. Andres Felipe Mejia attended 9 meetings.

6. Quorum

At the beginning of the meetings and when items considered were to be approved, the Secretary of the Board of Directors verified quorum required by the Articles of Incorporation.

It is a common practice at ISA that both the principal and the alternate members attend the meetings; however, only the vote of the principal member was counted in when computing majorities required.

7. Pending Topics of the Board of Directors

In 2004, the Board instituted a simple and efficient procedure, under the responsibility of the General Manager, for handling of pending matters. Through this procedure the Board discloses inside the Company the issues subject to special follow-up and the proposed recommendations, as well as the matters determined by the members to be considered in the following meetings. The Board instructs the Secretary when a matter can be taken off the pending list.

2. Approval of Minutes

The minutes of the Board of Directors were prepared by the Board's Secretary, submitted to the Board for approval, and signed by the Chairman and the Secretary. They are kept in consecutive order in books duly numbered by the Medellin Chamber of Commerce for Antioquia, and they remain under custody of the Company's Central Files.

III. CHAIRMAN OF THE BOARD OF DIRECTORS

The members of the Board of Directors unanimously appointed Mr. Luis Fernando Alarcon Mantilla as their Chairman in their session 622 of April 29th 2005.

IV. PREPARATION OF TOPICS TO BE CONSIDERED AT THE MEETING

The members of the Board of Directors have presented their concerns, made observations, and supplemented the matters under consideration evidencing the time devoted to their analysis and study, all of which leads to the making of a collective decision under the criteria of objectivity and business interest for managing the Company's affairs.

V. BOARD OF DIRECTORS' COMMITTEES

The following institutional committees operate at ISA as workgroups integrated by Board members on the basis of their knowledge, formation and experience: Corporate Auditing Committee, Board Committee and New Business Committee.

1. Corporate Auditing Committee

It is in charge, among other functions, of approving the Economic Group's control policy, and supervising its compliance; reporting to the Board of Directors or Shareholders' Meeting about risk and control situations that call for it; presenting to the Shareholders' Meeting the results of the evaluation of offers for the position of Statutory Auditor; supervising compliance with ISA's Good Governance Code, and learning about matters related to its effective compliance, arising from claims brought to the Board of Directors by shareholders and investors, as provided in the Articles of Incorporation and the Code itself.

The members of the Auditing Committee are Mr. Luis Fernando Alarcon, Mr. Luis Fernando Uribe, Ms. Nhora Abuchar and Ms. Maria Isabel Patiño. This Committee met five times in the period between April 2005 and March 2006.

2. Board Committee

Its functions are assisting Management and follow-up of matters related to compliance with the Good Governance Code, evaluation of the General Manager, and financial and human talent matters, and any other function or activity assigned to it by the Board of Directors, as well as evaluation of functioning of the Board itself.

This Committee is made up of Messrs. Luis Fernando Alarcon, Hernan Martinez and the Vice-minister of Mines and Energy, who met eleven times in the period between April 2005 and March 2006.

3. New Business Committee

The New Business Committee has as its functions analysis of investment initiatives and monitoring of business under execution. This Committee does not include those Board members who, by reason of their duties or the company they work for, may have conflicts of interest, arising from the business analyzed or monitored.

This Committee is made up of Messrs. Orlando Cabrales, Jorge Hernan Cardenas, Andres Felipe Mejia, Gabriel Jaime Betancourt, and Luis Fernando Alarcon; the Vice-minister of Mines and Energy, also participates when dealing with international businesses. This Committee met on thirteen occasions.

VI. REMUNERATION

The Board of Directors' members have received the remuneration set by the Shareholders' Meeting for attending the Board and Committee meetings established at three (3) monthly statutory minimum wages per meeting.

VII. CONFLICTS OF INTEREST

Whenever the Board members considered that conflict of interest could have arisen regarding some specific matter under discussion, they expressed so to the other members, and abstained from participating in discussion and decision-making, exiting the premises where the Board met.

VIII. RELATIONS OF THE BOARD WITH THE GRUPO ISA'S COMPANIES

As Managers of the parent company of Grupo ISA, members of the Board of Directors of ISA participate in the boards of directors of the affiliate companies: Mr. Hernan Martinez Torres in TRANSELCA; Mr. Luis Fernando Alarcon Mantilla in INTERNEXA; Mr. Jorge Hernan Cardenas Santamaria in Red de Energia del Peru -REP-; Mr. Andres Felipe Mejia Cardona and Ms. Maria Isabel Patiño in FLYCOM; and Mr. Orlando Cabrales Martinez in ISA BOLIVIA and XM Compañia de Expertos en Mercados.

IX. SELF-EVALUATION OF THE BOARD OF DIRECTORS

The members of the Board of Directors assessed their work, both individually and as a group, through a qualitative self-evaluation with a sample size of fourteen people, or hundred percent of principal and alternate Board members.

With information gathered between January 27th and February 16th 2006 members evaluated the issues listed below; next to each is the respective score obtained through the TTB (Top Two Boxes) scale:

- Individual performance - 99.4%
- Group performance - 87.9%
- Pertinence and depth of topics - 98.1%
- Management's performance and participation - 84.5%

Work on two issues was proposed to the Board's members in order to improve performance: enhance meetings' efficiency and emphasize strategic issues.

Additionally to self-evaluation, the Board is evaluated according to the indicators obtained for the Top Level Integral Management Chart approved in meetings 618 of December 17th 2004 and 620 of February 25th 2005. Results for each of the perspectives were: For the Financial Perspective, 34.59%; for the Customers and Market Perspective, 52.32%; for the Productivity and Efficiency Perspective, 100%; and for the Organizational Learning and Human Talent Development Perspective, 79.90%.

X. EVALUATION OF THE GENERAL MANAGER

The accomplishments of the General Manager are evaluated according to the results of the First Level Integral Management Chart. Achievement level for each perspective was as follows: Financial Perspective, 59.47%; Customers and Market Perspective, 79.83%; Productivity and Efficiency Perspective, 96.16%, and Organizational Learning and Human Talent Development Perspective, 90.88%.

Additionally, a qualitative assessment of the General Manager's achievements was conducted, highlighting his leadership and performance, so determining of the company's current standing.

Finally, I want to let Messrs. Shareholders know that each member of the Board of Directors has contributed his knowledge, experience, dedication, and positive critical attitude to the growth and sustainability of INTERCONEXION ELECTRICA S.A. E.S.P.

LUIS FERNANDO ALARCÓN MANTILLA
President of the Board of Directors

Medellín, march 2006

REPORT OF THE CHAIRMAN OF BOARD OF DIRECTORS AND THE GENERAL MANAGER ON COMPLIANCE WITH AND ADVANCEMENT OF THE GOOD GOVERNANCE CODE

In compliance with provisions of the Articles of Incorporation and the Code of Good Governance, in my capacity as Chairman of the Board of Directors, and on behalf of the General Manager, I present the following report on compliance with the Good Governance Code.

I. REFORM OF THE GOOD GOVERNANCE CODE

In meetings of November 25th 2005 and February 24th 2006, the Board of Directors of ISA approved an amendment to the Good Governance Code as follows:

The Preamble includes a definition of Corporate Governance and Good Governance Practices and establishes the purpose of the Code

Title II, "Action Framework", includes ISA's adhesion to the United Nations Global Pact.

Title III, "On the Corporation and its Governance, Stockholders' Meeting", includes what is a customary practice at ISA: 1) reminding in newspaper ads the date of the meeting the weekend prior to it; 2) reminding by fax or email the date of the meeting; 3) sending by fax or email the notice of the meeting to shareholders residing abroad; and 4) publishing on ISA's Website, at least three (3) days in advance, the propositions to be considered at the Meeting.

Regarding the solution of disputes between the corporation and its shareholders, or between the latter and its managers, it provides a term of 60 business days to go to the regular courts, or to resort to an alternative way of conflict resolution, in case no agreement is reached during the direct settlement stage.

Regarding the Company's administration, it defines who are considered administrators.

With regard to the Board of Directors, it gives definitions about independent members, committees, hiring of experts, disclosure of its decisions, and specific duties of its members. Additionally, it provides that Board members cannot be employees of the Company.

Title IV, "On the Behavior of Management", includes the restriction on the Independent Auditor to provide consulting services to the Company, a practice that is presently observed but had not been included in the Code.

Regarding internal control, it defines the bodies in charge of its implementation and their main duties.

This chapter also includes provisions regarding the Corporate Auditing Committee.

Title V, "Trading of Securities", stipulates the prohibition on ISA's managers and employees to trade with the Corporation's securities when they are in possession of material information and includes a definition of material information.

It also establishes the criteria for acquisition of the Company's own stock and its subsequent transfer, as well as the authority of the Board of Directors to approve operations with subordinated companies when they amount to more than five percent (5%) of market capitalization.

Title VI, "On the Shareholders and Investors", includes the Board of Directors' additional duty to answer the requests of shareholders, as well as the corresponding answering procedure.

Title XII, "Compliance with the Code", includes the Mechanism for Compliance with the Code of Good Governance implemented by ISA and the audit conducted by the Internal Control area.

This second amendment adapts the Code's contents to the Company's new circumstances and structure, and incorporates the changes derived from the new Law of the Securities Market, as well as new good governance practices, with the intention of generating transparency in the Company's acts and trust from its interest groups, especially those who are investing in it.

II. THE SHAREHOLDERS' MEETING

The notice for the Regular Shareholders' Meeting of March 29th 2005 was published in two newspapers of nationwide circulation on February 27th of that year, including the day's agenda as well as the detail of the proposals to be submitted to the consideration of the shareholders. A new reminder of the meeting's date was published the weekend prior to it.

In its capacity as controlling shareholder, the State ordered publication on ISA's Website of the list of candidates for the Board of Directors that it would submit to the consideration of the Meeting.

The Meeting was broadcast as a real-time videoconference via Internet, with total 3,561 net connections by shareholders. Once concluded, an abstract of the meeting was posted on the Company's Web page.

All items in the approved day's agenda were dealt with at the Meeting of March 29th of 2005. The shareholders elected the Board of Directors and Statutory Auditor, they approved the reports and accounts rendered by the managers, and expressed their opinions and concerns regarding the corporation and their expectations. The Regular Shareholders' Meeting of 2005

Minutes 93, signed by the Chairman and the Secretary of the Meeting, and by the respective Commission recount the issues presented, and the approvals, authorizations, and observations by the shareholders.

The Minutes were included in the Public Deed that formalized the amendment to the articles of incorporation filed with the Chamber of Commerce; respective copies of the Minutes were sent to the Colombian Securities Commission (today the Colombian Financial Superintendency and to the Superintendency of Domiciliary Public Utilities.

III. THE ADMINISTRATION

The Stockholders' Meeting of 2005 elected the Board of Directors for the period of April 2005 to March 2006. All members designated expressed their acceptance in writing, a fact that was also filed with the Chamber of Commerce of the Corporation's domicile.

The report on the operation of the Board of Directors, also submitted to the Stockholders' Meeting, recounts the Board's meetings scheduled and held, members' attendance and self-evaluation of the Board.

Additionally to self-evaluation, the Board is evaluated according to the indicators obtained for the Top Level Management Chart approved in meetings 618 of December 17th 2004 and 620 of February 25th 2005. Results for each of the perspectives were: For the Financial Perspective, 34.59%; for the Customers and Market Perspective, 52.32%; for the Productivity and Efficiency Perspective, 100%; and for the Organizational Learning and Human Talent Development Perspective, 79.90%.

Part of the administration is the General Manager, who with his dedication, commitment and managerial abilities has enormously contributed to the achievement of the results obtained during 2005. The General Manager is evaluated according to the results of the First Level Integral Management Chart. Achievement level for each perspective was as follows: Financial Perspective, 59.47%; Customers and Market Perspective, 79.83%; Productivity and Efficiency Perspective, 96.16%, and Organizational Learning and Human Talent Development Perspective, 90.88%.

As well a part of the administration, Area Managers, Deputy Managers and Directors also contributed to achievement of corporate goals through strategic direction of their respective areas and execution of strategies.

Managers and workers are evaluated according to the Integral Management Chart indicators corresponding to their respective level. Results are disclosed inside the organization and used to prepare the Improvement Plan for the next period.

To negotiate shares of ISA, administrators must have authorization from the Board of Directors. Which is why, Mr. Orlando Cabrales and Mr. Jorge Hernan Cardenas in session 626 of August 5th 2005, and Mr. Andres Felipe Mejia, in sessions 627 of August 26th and 630 of November 25th 2005, requested authorization to buy and sell ISA shares, authorizations that were granted by the Board, without the vote of the interested parties.

Resumes of members of the Board of Directors, the General Manager and Area Managers are published on the Company's Website.

IV. CONTROL

The following information was presented during 2005 to the external control bodies:

- National General Accounting Office: 18 reports with varied accounting information, non-performing debtors, and information for the Debt Unified Statistics System -SEUD-.
- National General Auditing Office: 20 reports related to rendering of accounts, advancement of improvement plans, and information regarding cash budget for the Fiscal Statistics Information System -SIDEF-.
- Colombian Financial Superintendency: 18 reports on placement of bonds, pre- and post-Stockholders' Meeting information, accounting information and financial information. 43 records were posted on INFOEVENTUAL with information relevant to the Company.
- Superintendency of Domiciliary Public Utilities: 12 reports with general information to update Single Register of Public Utilities Providers -RUPS-; financial, administrative, commercial, and accounting information; investment in infrastructure; and information related to the Stockholders' Meeting.
- Energy and Gas Regulatory Commission -CREG-: 4 reports with shareholder structure and accounting information.
- National Planning Department: 2 reports regarding budget follow-up, shareholder structure, and project for earnings distribution.
- Ministry of Mines and Energy: 8 reports on ISA's equity and input information for the Ministry's Management Information System.
- Duff & Phelps: 4 financial reports. In June of 2005 Duff & Phelps ratified ISA's AAA rating (highest credit-quality issues) for the 2001 bond issue.
- Higher Council for Fiscal Policy -CONFIS-: 4 reports regarding cash operations.
- Chamber of Commerce: Financial statements and renewal of the Mercantile Register and Single Register of Proponents.

After corresponding evaluation for 2005, Standard & Poor's ratified ISA's BBB international rating for corporate credit in domestic currency and BB for corporate credit in foreign currency, equal to sovereign ceiling.

In the second quarter Deloitte and Touch, ISA's External Auditor of Management and Results, presented to the Superintendency of Public Utilities a report on the administration and management of the Corporation, whose results were published on the Website and in a newspaper of nationwide circulation.

Price Waterhouse Coopers Ltda., Statutory Auditors for the April 2005 – March 2006 period have received all information and documents requested in execution of their duties. Their recommendations have been analyzed and the measures suggested by them have been taken. The firm presented to the Meeting the report on the Corporation's management corresponding to the period

No request for special audits or investigation related to the Company was made in 2005 by control and inspection entities.

The Statutory Auditor's report and the ratings by rating agencies are published on the Company's Website for information of stockholders and investors.

Regarding internal control bodies the following acts deserve to be mentioned:

The Auditing Committee met on five occasions during the April 2005 – March 2006 period. Among other issues presented for its consideration, analysis and approval, it examined the Statutory Auditor's report, the reports for control and inspection entities, the financial statements for 2005, and the Corporate Comptroller Office's work plan.

The Corporate Comptroller Office conducted 31 evaluations on issues such as cash and banks management, traveling allowances, physical inspection of inventories, payroll, taxes, information technology, pensions, contracting, and compliance with the Good Governance Code, and based upon the results of these audits, prepared improvement plans.

Also, day-to-day activities are controlled through instruments such as the Integral Management Chart, Development Plans, budget control, and improvement of processes.

V. THE INTEREST GROUPS

In 2005, ISA and another 35 Colombian public utilities companies joined the Global Pact of the United Nations, which is consistent with a continued adaptation of their corporate behavior to the new demands of the market and those of contemporary society.

The commitments with the Suppliers and the State, two of the Interest Groups, were redefined in 2005:

- The commitment to the Suppliers is the construction of trustful relations through transparent, equitable and clearly managed purchase processes of goods and services.
- The commitment to the State is the strengthening of the Rule of Law.

The indicators through which commitment to the Interest Groups are honored were also updated. The report on Social Corporate Responsibility includes a detailed presentation of each of them.

Shareholders

As of December 31st, the number of subscribed and paid-in shares, (978,161,805) and the number of outstanding shares (960,341,683) remained unaltered; the number of shareholders was 68.484.

ISA's shares are common shares and are listed on the Colombian Stock Exchange and on the National Registry of Securities. They circulate in a dematerialized way and their administration and custody, as well as the keeping of Share Register are the responsibility of Deposito Central de Valores -DECEVAL-.

During 2005, ISA's stock was traded in all the 244 rounds held at the Stock Exchange; its appreciation was 170%; total 161.6 million shares or 60% of free-float capital were negotiated; total return (appreciation plus dividend) equaled 175%; all of which again placed ISA's stock as one of the most liquid and with the highest market capitalization.

Since their initial deposit in March of 2004, 181,176 ADRs have been issued corresponding to 4,529,000 shares; one ADR equals 25 common shares.

As a security issuer and in benefit of shareholders, ISA abides by the rules of Good Governance established in Law 964 of 2005 (Law of the Securities Market), which among other issues regulates the inclusion of independent members in boards of directors, the conditions to be considered an independent board member, the auditing committee, and the transfer of shares listed on the stock exchange without a succession suit to bring agility and dynamism to the stock market.

Dividend Policy

The dividend policy stipulated in the Statement of the State as ISA's Controlling Shareholder provides for a distribution of at least 70% of distributable income in every period. Accordingly, on March 29th of 2005, ISA's Stockholders' Meeting approved the proposition of the Board of Directors regarding appropriation and distribution of earnings of the year 2004 and the change of destination of reserves to pay dividends worth $101,796 million, equivalent to 72.7% of net income; thus, shareholders received dividends of $106 per share paid in four installments of $26.50 each, on the dates determined by the Meeting (April 19th, July 19th, October 19th of 2005 and January 19th of 2006).

Shareholders' Information Center.

During the year 2005, ISA's shareholders utilized the mechanisms made available by the corporation for attention and solution to their requests:

- Along 2005, 278 shareholders came to the personalized attention offices in Medellin and Bogota, and 781 phone calls from them were answered.
- Toll-free shareholder service number 01 8000115000 and local line 3602472, serviced by representatives capable of solving their concerns, dispatched a total 55,292 calls along the year 2005, or a daily average of 219 calls.
- E-mailbox accionesisa@isa.com.co received 1,348 messages during the year, with requests from shareholders.
- Altogether, the shareholders' Information Center handled 105,509 contacts; the main reasons why shareholders contacted it were: 33.41% share quote update; 18.76% dividend information; 13.83% updating of shareholders' basic data; 6.67% request for income tax certificates, and 5.92% inquiries on procedures to sell shares.

Additionally, and consistent with the efforts to build trustful relations with shareholders and investors, on the premise of supplying transparent, sufficient and timely information on the corporation, the following activities were conducted:

- Restructuring of the Shareholders' page on ISA's Internet site to allow a higher volume of information and contents, higher flexibility in languages and currencies (English-Spanish, pesos/dollars). Along the year 2005, 12,238 visits were registered at the site.

- Shareholders' Newsletter, delivered each semester.
- Sending of 276,110 e-mails, of which 263,008 were addressed to shareholders, and 4,102 to stockbrokers and stock exchange analysts.
- Design of 15 publications: 9 monthly reports on financial results and 6 relevant news stories, were issued.
- Three meetings with stockbrokers and institutional investment companies were held in Bogota, Cali, and Medellin, where the Corporation's management and financial results were disclosed in detail.

You, as a shareholder or investor, can reach us at our Website www.isa.com.co to refer your general claims, suggestions, requests and inquiries.

Suppliers

To its Suppliers, ISA is committed to building trustful relations through transparent, equitable, and clear processes of purchase of goods and services.

In the year 2005, ISA signed 2,462 contracts, worth $525.955 million, including VAT, with 1,111 suppliers.

Aiming to build a two-way communication channel with suppliers, an annual meeting was held, attended by 44 companies, to discuss issues related to Strategic Direction of the Supply Chain, evolution of the Supplier Management Model, Supplier Performance Evaluation, new Financial Indexes, and the Homologation and Electronic Auction Projects.

In July, a new Internet service was made available to suppliers, at the section "Personalized Information", to be used with a personalized password, containing information on registration and classification of suppliers, and payments effected.

Since December of 2005, ISA conducts its registration and classification process in the suppliers catalogue, through Contractors' Information System -SINCO-, administered by the Medellin Chamber of Commerce for Antioquia.

This tool, designed for ISA suppliers of goods and services indispensable for high-voltage Energy Transport Service, has as its purpose the improved management of information pertaining to the corporation's suppliers, keeping up-to-date information, for a better supply process at ISA.

In October of 2005, the Company started evaluation of suppliers' performance for the Energy Transport Service, a procedure designed for continued improvement of that interest group's performance.

ISA's Contracting Regulations, a set of criteria for supplier classification, as well as the Corporation's commitment to its suppliers, are available to the public on the Corporation's Website.

VI. THE ECONOMIC GROUP

On September 1st 2005, in compliance with the provisions of Law 142 of 1994, Decree 848 of that same year, and the authorization from the Regular Shareholders' Meeting of 2004, ISA's new affiliate, XM Compañia de Expertos en Mercados S.A. E.S.P., was incorporated; its purpose is the development of the activities assigned to the Energy Control Center -CND-, the Administrator of the Financial Settlement System -SIC-, and Account Settling and Clearing -LAC-

Likewise, affiliate ISA CAPITAL DO BRASIL LTDA, headquartered in Brazil, was incorporated on October 26th of 2005; its purpose is the participation in other companies in that country.

In October of 2005, affiliate ISA BOLIVIA S.A. started operation of the Sucre – Santivañez, Santivañez – Punutuma, and Carrasco – Urubo lines, so complying with its commitments to the people of Bolivia, and contributing to that country's bettering and growth.

VII. RELATIONS WITH THE CONTROLLING SHAREHOLDER

ISA and the Nation, its majority shareholder, have executed the following agreements:

- On December 28th 2005 for a value of $879,305,961, including VAT, Inter-administrative Technical Assistance Agreement GSA –041 2005 – ISA 4000671 between the State – MINMINAS and ISA, for pre-contractual and works engineering of the following projects: 1) expansion, modernization, and improvement of Sarie-Bay and Back Road Sector North – End mid- and low-voltage grids on San Andres Island; 2) uprating of 115/34.5 kV Doncella substation; 3) construction of El Paujil – Cartagena del Chaira interconnection line and associated substation. These works will be funded by the Financial Support Fund for Electrification of Non-Interconnected Zones -FAZNI-.

- Inter-administrative Technical Assistance Agreement GSA -042 2005– ISA 4000670 between the State – MINMINAS and ISA, for general administration of the "Construction of the medium voltage line at 34.5 kV and energized at 13.2kV to Puerto Concordia from the San Jose del Guaviare Substation" project, to be funded by FAZNI, under agreement No. 013 CA of November 21st 2005. This Agreement was signed on December 28th 2005, and according to it MINMINAS has the obligation to pay ISA $1,450 million on account of FAZNI.
- Inter-administrative Technical Assistance Agreement GSA-024-2005 - ISA 4000657 for general administration of the projects to be funded by the Financial Support Fund for Electrification of Interconnected Rural Zones -FAER-, signed on December 26th of 2005, amounting to $732,620,025 million.

VIII. THE RISKS

On the grounds of transparency, and in compliance with its obligation to disclose risks, ISA records in its annual balance sheets the contingencies it may face, makes known by the Colombian Stock Exchange and the Colombian Financial Superintendence, through other relevant information, relevant facts in such area, and discloses in the bond issuing and underwriting prospectus, as well as in the reports issued by national and international risk-rating agencies, the possible contingencies and risks the corporation faces. In the same way, it posts on the Website the most relevant corporate risks, and the measures taken to avoid or reduce their occurrence, mitigate their effects, and to handle them, in general.

Risks of volatility of macroeconomic variables, the armed conflict, legal insecurity and instability, and risks of decisions of new national and international businesses, and of exercise of Corporate Governance, associated to the growth of the economic group stood as the most relevant risks in 2005.

IX. INFORMATION DISCLOSED TO THE PUBLIC

ISA's investors, as well as the general public, found on the Company's Web page financial information updated quarterly. This information is the same that is provided to the Board of Directors and deals with financial results, debt, granting of guarantees, credit-risk ratings, reports to the Security and Exchange Commission -SEC-, stockholder structure, share performance, dividend payment dates, attacks on the power towers, ongoing projects where ISA participates, Board of Directors' composition, reports from the Statutory Auditor, and reports from risk-rating agencies.

To keep investors abreast of events pertaining to the Corporation, the Website provides direct access to other relevant information reported to the Colombian Financial Superintendence.

The information disseminated has been compiled and issued according to the professional principles, criteria and practices used in the production of financial statements, and it is as reliable.

Information not posted on the Web page can be requested in writing to the General Manager, stating the reasons and purpose. The Manager's refusal to disclose information can be brought to the consideration of the Board of Directors. No refusal of information by the Manager was brought to the consideration of the Board of Directors in the period between April 2005 and March 2006.

It must be taken into account that no reserved or confidential information, or information posing a risk to the Corporation's business, or affecting third parties' rights, can be disclosed by ISA.

XI. COMPLIANCE WITH THE GOOD GOVERNANCE CODE

The Mechanism for Verification of Compliance of the Good Governance Code, presented to the Meeting of 2005, follows up the commitments contained in this Code and the respective actions by each responsible party.

This mechanism is one of the inputs used in the preparation of this report. The year 2006 will see continuation of its streamlining and updating, to make this tool agile and more dynamic.

Additionally, the Corporate Comptroller Office conducts annual auditing on the Good Governance Code, to assess compliance with it, and make recommendations. This auditing is carried out through document tests, interviews and surveys, and its recommendations are incorporated in the reform to the Code and its improvement plans.

No breach of the terms of the Good Governance Code was reported in 2005 through any of the lines available to the shareholders or the general public. Messrs. Shareholders, if you wish to reach us by phone, you can do so at:

ISA's Toll-Free Line Suggestions and Claims: 01 8000 941341 open to the complaints, claims, suggestions or comments of our shareholders, customers, users, or general citizens.

Toll-Free Line for Shareholder Attention to solve whatever concern from shareholders:

Nationwide - 01 8000 11 5000,
From Medellin - 360 24 72.

Energy Transport Service: (57) 4 3157143.
For attention of inquiries related to Energy Transport Service.

Honorable Shareholders: ISA's will continue to base its economic activity on the implementation of Good Governance Practices that will contribute to the growth and sustainability of the Company, generate trust among interest groups, as well as transparency and assuredness to the securities market, and development and well-being for our country.

Thank you very much,

LUIS FERNANDO ALARCÓN MANTILLA
President of the Board of Directors

JAVIER G. GUTIÉRREZ P.
General Manager

High voltage transmission grid


Transelca
Santa Marta
Cuatricentenario
Cartagena
Sabanalarga
Chinú
Coro
El Tablazo
Morón
La Guaira
La Pedrera
Casanay
Guanta
Santa Teresa
Maturín
Ojeda
Yaracuy
Valle de la Pascua
Macagua
Malena
Guri
Los Claritos
Santa Elena
La Estrella
Fortuna
Mata de Nance
Panamá I
Bayano
Panamá II
Llano Sánchez
Urabá
Cerromatoso
Ocaña
San Mateo
Corozo
Los Palos
Caño limón
San Carlos
Ancon Sur
Paipa
Chivor
La Virginia
La Mesa
San Marcos
Yumbo
San Bernardino
Betania
Colombia
ISA
8,935 km
Transelca
1,531 km
Esmeraldas
Jamondino
Tulcán
Santo Domingo
Santa Rosa
Pisamayo
Chone
Quevedo
Portoviejo
Santa Elena
Paute
Cuenca
Zorumilla
Machala
Zorritos
Loja
Talara
Piura Oeste
Perú
REP
Red de Energía del Perú
5,389 km
ISA
ISA PERÚ S.A.
393 km
Chiclayo Oeste
Guadalupe
Trujillo Norte
Chimbote
Tocache
Aguaytia
Pucallpa
Aucayacu
Tingo María
Huánuco
Paragsha II
Paramonga Nueva
Vizcarra
Carhuamayo
Huacho
Zapallal
La Oroya
Huayucachi
San Juan
Huancavelica
Campo Armiño
Independencia
Ica
Marcona
Dolores
Cachimayo
Quencoro
Abancay
Combapata
Tintaya
Azángaro
Callalli
Juliaca
Totorani
Socabaya
Santuario
Toquepala
Bolivia
ISA
BOLIVIA
588 km
Miguillas
Caracollo
Carrasco
Santiváñez
Urubó
Sucre
Punutuma
Telamayu
Chilcobija
Tupiza
Legend
500kV transmission lines – ISA Group
220-230kV transmission lines – ISA Group
138kV transmission lines – ISA Group
500kv transmission lines under construction – ISA Group
Other transporter
Operational substation





FINANCIAL STATEMENTS

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
STATEMENT OF INCOME
DECEMBER 31, 2004 AND 2005

(Amounts expressed in millions of Colombian pesos, except for net income per share expressed in Colombian pesos)

	Notas	2004	2005
OPERATING REVENUES :	(21)		
Energy transmission services		582,545	600,957
Connection charges		52,618	55,415
Dispatch and coordination CND (Centro Nacional de Despacho)		22,465	17,893
Administration services of the wholesaler energy market (STN -SIC)		23,650	11,922
Availability and leasing C.F.O		4,179	5,082
Other operating revenue		26,749	17,012
		712,206	**708,281**
OPERATING COSTS AND EXPENSES:			
Operating costs	(22)	279,849	260,994
Administrative expenses	(23)	61,557	86,521
		341,406	**347,515**
Operating income		**370,800**	**360,766**
NON-OPERATING INCOME (EXPENSES)	(24)		
Non-operating income		128,590	150,906
Non-operating expenses		(282,858)	(271,216)
Non-operating loss		**(154,268)**	**(120,310)**
Income before provision for income tax		216,532	240,456
Provision for income tax	(17)	76,517	53,277
Net income		**140,015**	**187,179**
Net income per share		**146**	**195**

See notes that accompany the financial statements

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537 -T
PricewaterhouseCoopers
(See my opinion of February 15, 2006)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
BALANCE SHEETS
AT DECEMBER 31, 2004 AND 2005
(Amounts expressed in millions of Colombian pesos)

	Notas	2004	2005
ASSETS			
CURRENT ASSETS			
Cash	(5)	151,868	56,294
Tradable investments	(5)	44,478	62,049
Accounts receivable - net	(7)	170,767	169,809
Inventories	(8)	737	1,381
Deferred charges and other assets	(10)	9,542	15,991
Total current assets		**377,392**	**305,524**
NON-CURRENT ASSETS			
Permanent investments	(6)	647,158	721,456
Long-term accounts receivable	(7)	83,460	56,326
Inventories	(8)	60,233	30,117
Properties, plant and equipment, net	(9)	2,065,646	2,138,565
Deferred charges and other assets	(10)	146,688	143,510
Reappraisals	(11)	1,144,975	1,133,961
Total non-current assets		**4,148,160**	**4,223,935**
TOTAL ASSETS		**4,525,552**	**4,529,459**
Memorandum accounts			
Debit	(20)	1,148,907	1,411,011
Credit	(20)	1,199,358	1,062,629

See notes that accompany the financial statements

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537 -T
PricewaterhouseCoopers
(See my opinion of February 15, 2006)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
BALANCE SHEETS
AT DECEMBER 31, 2004 AND 2005
(Amounts expressed in millions of Colombian pesos)

	Notas	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITY:			
Outstanding bonds	(12)	-	142,434
Financial obligations	(13)	143,871	88,525
Accounts payable	(15)	163,707	149,087
Labor liabilities	(16)	6,297	4,821
Accrued liabilities and provisions	(17)	67,694	49,881
Other liabilities	(18)	129,154	34,698
Total current liabilities		**510,723**	**469,446**
LONG-TERM LIABILITIES:			
Outstanding bonds	(12)	724,602	585,627
Financial obligations	(13)	304,648	221,977
Hedging operations	(14)	72,290	82,588
Related parties	(15)	22,008	110,397
Labor liabilities	(16)	952	764
Accrued liabilities and provisions	(17)	92,884	105,320
Other liabilities	(18)	141,546	166,638
Total long-term liabilities		**1,358,930**	**1,273,311**
TOTAL LIABILITIES		**1,869,653**	**1,742,757**
SHAREHOLDERS' EQUITY :	(19)		
Subscribed and paid capital		32,084	32,084
Capital surplus		350,540	350,545
Reserves		228,088	266,308
Net income		140,015	187,179
Equity revaluation		652,539	652,539
Surplus from equity method		107,658	164,086
Surplus from reappraisals	(11)	1,144,975	1,133,961
Total Shareholder's equity		**2,655,899**	**2,786,702**
Total liabilities and shareholders' equity		**4,525,552**	**4,529,459**
Memorandum accounts:			
Credit	(20)	1,199,358	1,062,629
Debit	(20)	1,148,907	1,411,011

See notes that accompany the financial statements

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537 -T
PricewaterhouseCoopers
(See my opinion of February 15, 2006)

INTERCONEXIÓN ELECTRICA S.A. E.S.P.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR-ENDED DECEMBER 31, 2004 AND 2005
(Amounts expressed in million of Colombian pesos, except for par value of shares expressed in Colombian pesos)

		Capital Surplus			Reserves							
	Subscribed and paid capital	Additional paid-in capital	Received for works	Total	Legal	From tax regulations	Reserve to reacquire own shares	To reinforce equity	To rehabilitate and replace STN assets	To pay dividends	Total	Net profit
Balance at December 31, 2003	**32,084**	**332,744**	**17,381**	**350,125**	**16,042**	**0**	**51,706**	**133,162**	**37,435**	**0**	**238,345**	**81,453**
Transfer approved by the General Shareholders' Meeting						53,227	(5,106)	(58,378)		63,967	53,710	(53,227)
Payment of dividends to the Nation at $96 per share, liquidated over 960,341,683 ordinary shares paid in four quarterly installments in April, July and October 2004 and January 2005										(63,967)	(63,967)	(28,226)
Collection form the additional paid-in capital		415		415								
Increase (decrease) of surplus from equity method												
Increase of reappraisals during the year												
Net income for 2004												140,015
Balance at December 31, 2004	**32,084**	**333,159**	**17,381**	**350,540**	**16,042**	**53,227**	**46,600**	**74,784**	**37,435**	**0**	**228,088**	**140,015**
Transfer approved by the General Shareholders' Meeting						86,673		(48,453)		48,453	86,673	(86,673)
Payment of dividends to the Nation at $96 per share, liquidated over 960,341,683 ordinary shares paid in four quarterly installments in April, July and October 2005 and January 2006										(48,453)	(48,453)	(53,342)
Collection form the additional paid-in capital		5		5								
Increase (decrease) of surplus from equity method												
Decrease of reappraisals during the year												
Net income for 2005												187,179
Balance at December 31, 2005	**32,084**	**333,164**	**17,381**	**350,545**	**16,042**	**139,900**	**46,600**	**26,331**	**37,435**	**0**	**266,308**	**187,179**

See notes that accompany the financial statements

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537 -T
PricewaterhouseCoopers
(See my opinion of February 15, 200

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
STATEMENT OF CHANGES IN THE FINANCIAL POSITION
DECEMBER 31, 2004 AND 2005

(Amounts expressed in millions of Colombian pesos)

	2004	2005
Financial resources generated for the year's operations:		
Net income	140,015	187,179
Expenses (income) not affecting working capital		
Depreciation of properties, plant and equipment	91,803	88,570
Amortization of deferred charges and other assets	7,003	2,692
Amortization of retirement pensions	14,099	18,327
Expenses for exchange differences in long-term assets and liabilities	8,345	15,595
Loss from sale and retirement of properties, plant and equipment	491	16
Provisión para inversiones permanentes		
Recovery of provisions	(123)	(568)
Income from participation method in subordinates	(2,348)	(20,462)
Total financial resources generated from the year's operations	**259,285**	**291,349**
Financial resources generated by other sources		
Increase in long-term financial obligations	358,865	-
Interests capitalized to long-term bonds payable	4,021	3,459
Increase in equity	898	5
Increase in accounts payable to related parties	22,008	88,389
Increase in other liabilities	49,078	25,092
Proceeds from the sale of properties, plant and equipment	-	1,428
Decrease in long-term debtors	-	27,134
Decrease in inventories	-	1,129
Total financial resources generated by other sources:	**434,870**	**146,636**
Total financial resources generated	**694,155**	**437,985**

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
STATEMENT OF CHANGES IN THE FINANCIAL POSITION (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts expressed in millions of Colombian pesos)

	2004	2005
Financial resources used:		
Acquisition of properties, plant and equipment	22,493	144,472
Acquisition of long-term investments	20,361	(10,791)
Acquisition of inventories	2,435	-
Transfer of tradable financial investments	246,092	62,406
Transfer of bonds payable at short-term	-	142,434
Increase in long-trerm accounts receivable	16,459	
Decrease in hedging operations		18,327
Increase in deferred charges and other assets	45,160	3,854
Dividends decreed in cash	92,192	101,795
Decrease in labor liabilities and long-term retirement pensions	14,028	6,079
Total financial resources used	**459,220**	**468,576**
Increase (decrease) in working capital	**234,935**	**(30,591)**

Decrease of the working capital variance		
Increase (decrease) in current assets		
Cash	10,880	(95,574)
Tradable investments	29,252	17,571
Accounts receivable - net	(28,884)	(958)
Inventories	103	644
Deferred charges and other assets	(9,651)	6,449
	1,700	**(71,868)**
Increase (decrease) in current liabilities		
Outstanding bonds	-	142,434
Financial obligations	(184,517)	(55,346)
Accounts payable	1,690	(14,620)
Labor liabilities	314	(1,476)
Accrued liabilities and provisions	4,699	(17,813)
Other liabilities	(55,421)	(94,456)
	(233,235)	**(41,277)**
Increase (decrease) in working capital	**234,935**	**(30,591)**

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 15, 2006)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2004 AND 2005
(Amounts expressed in millions of Colombian pesos)

	2004	2005
Cash flows from operating activities:		
Net income	140,015	187,179
Add (less) - Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of properties, plant and equipment	91,803	88,570
Amortization of deferred charges and other assets	7,003	2,692
Provision for the protection of accounts receivable	2,417	601
Amortization of retirement pensions	14,099	18,327
Provision for the protection of inventories	1,202	750
Provision for other assets	-	1,299
Provision for income tax	76,517	53,277
Loss from the sale and retirement of properties, plant and equipment	491	16
Expenses from exchange differences	16,106	17,643
(Income) loss from equity method in subordinates	(2,348)	(20,462)
Recovery of provisions	(18,559)	(3,899)
Accrued interests and commissions	92,564	95,498
Total cash flows from operating activities:	**421,310**	**441,491**
Changes in operating assets and liabilities:		
Accounts receivable	23,220	31,530
Inventories	(3,740)	(265)
Deferred charges and other assets	3,111	(15,228)
Accounts payable	70,737	114,768
Labor liabilities	(2,057)	(7,914)
Accrued liabilities and provisions	(74,314)	(55,179)
Other liabilities	(6,343)	(69,364)
Cash flows from other operations		
Payment of retirement pensions	(9,161)	(10,581)
Payment of taxes	(59,597)	(57,301)
Net cash provided operating activities	**363,166**	**371,957**
Cash flows from investment activities:		
Acquisition of permanent and long-term investments	(4,269)	-
Decrease of permanent and long-term investments	-	9,684
Sales price of properties, plant and equipment	-	1,428
Acquisition of properties, plant and equipment	(22,493)	(141,422)
Additions to deferred charges and other assets	(45,160)	(3,854)
Net cash used in investment activities	**(71,922)**	**(134,164)**
Cash flows from financing activities:		
Interests paid in cash	(57,122)	(80,279)
Dividends paid	(106,731)	(99,395)
Increase in financial obligations	416,865	48,995
Decrease of financial obligations	(488,609)	(166,747)
Decrease of hedging operations	(15,930)	(18,375)
Increase in equity	415	5
Net cash used in financiang activities	**(251,112)**	**(315,796)**
Net increase (decrease) in cash and cash equivalents	40,132	(78,003)
Cash and cash equivalents at beginning of year	156,214	196,346
Cash and cash equivalents at end of year	**196,346**	**118,343**

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537 -T
PricewaterhouseCoopers
(See my opinion of February 15, 2006)



NOTES TO THE FINANCIAL STATEMENTS

AT DECEMBER 31, 2004 AND 2005
(Amounts expressed in millions of Colombian pesos and original currencies)

I. NOTES

NOTE 1: REPORTING ENTITY

Interconexión Eléctrica S.A. E.S.P. -ISA, was incorporated by Public Deed No 3057, granted by Notary 8 of Bogotá on September 14, 1967.

By Public Deed 230, of Notary Public office 1 of Sabaneta, dated April 4, 1995, the Company was spinned-off.



Then, By Public Deed 808, of Notary Public office 1 of Sabaneta, dated December 1, 1995, the Company changed its legal nature to satisfy the provisions of Law 142/94. As a result ISA became a public utilities enterprise in the official sector, constituted by public entities as a stock corporation, a national order organization accountable to the Ministry of Mines and Energy, and subject to the Domiciliary Public Utilities Law (Law 142/94). Based on Law 142/94, the Company has amended its Articles of Incorporation, and changed its name to Interconexion Electrica S.A. E.S.P., and has the right to legally use ISA E.S.P. as its short name.

On November 22, 1996, by Public Deed 746, of Notary Public office 1 of Sabaneta, ISA transformed itself from an official Public Utility Company to a Mixed Public Utility Company. This process was completed on January 15, 1997, with private investments.

To date, and as a consequence of changes made to its regulations, Interconexion Electrica S.A. E.S.P., has become a Public Utility Service Company. The company became a nationwide Commercial Corporation, regulated under the jurisdiction of the Ministry of Mines and Energy, in accordance with Law 142/94 .

ISA's main corporate purpose is: 1) the operation and maintenance of its own transmission network, 2) the expansion of the national interconnection network, 3) planning and coordination of the operation of the national grid resources, 4) administration of the system of exchange and sale of electricity in the wholesale market, 5) system development, activities and telecommunications services, 6) directly or indirectly participate in activities and services related with energy transportation, expect for those limited by law, 7) provide technical services in activities related with the groups objects and professionals. 8) Develop any other activities for third parties related with rendering energy and telecommunication services under regulations in force.

Creation XM

The General Shareholders' Meeting of Interconexión Eléctrica S. A. E.S.P., held on March 29, 2004, authorized the incorporation of a new Company that would assume activities related with planning and coordinating the resources of the interconnected system and to administrate the exchange system and the commercializing of energy in the wholesale market. The Company was incorporated under Public Deed No. 1080 of September 1, 2005, as XM Compañía de Expertos en Mercados S.A. E.S.P., in which ISA has a participation of 99.73%. The capital of this Company was comprised by the transfer of assets and liabilities linked to operating activities and the administration of the wholesaler energy market. As of October 1, 2005, the Company began to operate, authorized by Decree 848 of March 28, 2005.

The appraisal of the business of Operación y Administración de Mercados de ISA, considering as a harmonious and inseparable group of its operative assets (tangible and intangibles assets) – made by a bank investment firm and approved by the founding shareholders', for $14,789, which, compared with assets and liabilities accounting books, generated an income for $462.

Other investments

In November 2005 the affiliate ISA Capital Do Brasil Ltda. was created, domiciled in São Paulo, and its corporate purpose is the participation in other companies' or in other processes, acting as a partner or shareholder, joint venture, consortium member or any other form of entrepreneurial help. The Company's subscribed capital is for BRL 500,000, divided in 500,000 installments of BRL 1.00 each. The participation of Interconexión Eléctrica S.A. E.S.P. is for 499,999 quotas, for BRL 499.999. At year-end cut-off the contributions have not been disbursed.

NOTE 2: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 INDIVIDUAL FINANCIAL STATEMENTS

The individual financial statements of ISA are the basis for the dividend distributions and other appropriations. Therefore, the assets, liabilities, equity and results of the subsidiaries are not consolidated, even though for legal reasons the Company is required to present consolidated financial statements at the annual stockholder's meeting for approval.

2.2 CLASSIFICATION OF ASSETS AND LIABILITIES

Assets and liabilities are classified, depending on their use, the degree to which they have been realized, and the time at which they are to be paid or liquidated.

Current assets and liabilities are those which should be received or paid within one year

2.3 INFLATION ADJUSTMENTS

Until December 31, 2000, non-monetary assets and liabilities and shareholders' equity are monetarily updated, except for the surplus from asset reappraisals and income statement accounts by means of using the general consumer price index (or Porcentajes de Ajuste del Año Gravable - PAAG). As of January 1, 2001 the Colombian General Accounting Office, by means of Resolution No. 364 of November 29, 2001, suspended the integral inflation adjustment system for accounting effects for accounting effects, without reverting the inflation adjustments accounted until December 31, 2000.

According to Resolution No. 041 of 2004 and to External Circular No. 056 of 2004, issued by the Colombian General Accounting Office, inflation adjustment accounts were eliminated from the General Plan of Public Accounting as part of the cost, thereby obligating to incorporate accumulated amounts for adjustments until 2000. In order to attend regulations in force, as of 2001 the inflation adjustments are applied for tax effects, originating differences in the tax memorandum accounts.

2.4 MATERIALITY

Recognition and presentation of transactions are made according to its relative importance.

A transaction is material when, by considering circumstances, its nature or amount, its knowledge or unknowledgement, which may significantly change the economic decisions of the users of that information.

When financial statements are prepared, it was determined for presentation purposes that an event would be material if it represented 5% of total assets, current assets, current liabilities, working capital, equity, or income.

NOTE 3: SUMMARY OF MAIN ACCOUNTING POLICIES AND PRACTICES

For its accounting records and for the preparation of its financial statements, the Company, as required by law, observes accounting principles generally accepted in Colombia, as defined by Colombian General Accounting Office, accounting regulations used by the Superintendence of Public Utilities -SSPD, and other applicable regulations.

During the identification, classification, recording, reappraisal, preparation and disclosure process of its financial statements, the Company applies accounting principles established by CGN in Resolution 400 of December 1, 2000, thus the General Plan of Public Accounting was implemented.

The principal accounting policies and practices which the Company has adopted in accordance with foregoing legislation are as follows:

3.1 FOREIGN CURRENCY TRANSLATION

Transactions in foreign currency are accounted for at the applicable rates of exchange in force on the relevant dates. At the close of each year, balances of assets and liabilities are adjusted to current exchange rates (See Note 4). Exchange differences resulting from asset balances are included in the Statement of Income as financial income. For liability accounts, only exchange differences that are not attributable to the cost of acquiring assets are transferred to financial expenses. Exchange differences are attributable to the acquisition cost of assets while such assets are under construction or installation, and until they are in a condition to be used.

3.2 CASH EQUIVALENTS

For the purposes of presentation of the statements of cash flows, temporary investments redeemable within the next 90 days are considered to be cash equivalents.

3.3 INVESTMENTS

Investments are recognized at historic cost and are updated in accordance with the intention of realization, the availability of the markets information, the quantity of control held over the issuing entity by applying methodologies that are close to its economic reality. Among methods used to update its value, there is the stock exchange, current net value to determine the market's price or the security's internal profitability, the equity method and cost method.

Temporary investments

Until April 2005, investments of fixed investments are recorded at market value, based on current amount of future capital flows and interests discounted at a market interest. As of May 2005, these are initially recorded at cost and are monthly adjusted at the Internal Return Rate (TIR), charged to the statement of income in accordance with parameters established by the CGN.

Long- term investments

Long-term investments in subsidiaries in which 50% is directly of indirectly or more of the capital is held, are recorded under the equity method.

Likewise, permanent investments in which the public sector has directly of indirectly more than 50%, are recorded under the equity method in accordance with Resolution 364 of 2001 of CGN.

Subsidiary investments under the equity method are recorded at cost and are annually adjusted with:

a) A charge or credit to the investment for the Company's share of net income or loss in the subsidiary, with a matching entry to the Statement of Income.

b) A charge or credit to the cost of the investment for the Company's share in the variation in equity of the subsidiary, with a matching entry, where there is an increase to equity as a surplus participation, and where there is a decrease, to equity as a charge to surplus, until exhausted, and then to the Statement of Income.

c) A credit to the cost of the investment for the amount of dividends received from the subsidiary, which correspond to periods in which the Company applied the equity method.

If the market value, with respect to the book value of the investment recorded on equity basis is:

a) Excess: reappraisal of assets is increased, and the revaluation surplus included in the equity accounts is credited.

b) Shortage: reappraisal of assets is reduced, by a charge to the revaluation surplus up to the amount available, and any excess is recorded as a charge to equity surplus, until it is exhausted. If there is a further deficit, a charge is made to the Statement of Income.

Investments in subsidiaries are recorded on the basis of their financial statements at December 31 of each year, converted into Colombian pesos, using the United States dollar as the functional currency. Applying International Accounting Standard 21, jointly with interpretation SIC.—19. The expression of USD financial statements in Colombian pesos, observed the following principles:

- Monetary items are calculated using the exchange rate for the month reported;
- Non-monetary items used the exchange rate for the date of the transaction concerned;
- Profit and loss items are calculated at the average rate of exchange for each month reported

For purposes of applying the equity method, the Company applies General Accounting Office Circular 040, of 2000, External Circular 006 of 2005 issued by the Superintendency of Securities – Financial Superintendency of Colombia – excluding from the statement of income, profit or loss originated from operations not made between subordinates and Head Office. Therefore, the Company's net income is lower in $13,079 in 2005 regarding the consolidation (represented in non-homologated transactions with the subordinates in 2002, as follows: $7,686 for Internexa usufruct amortization, $5,159 preoperative amortization of ISA Peru and $234 amortization of the client cession premium from Internexa to Flycom; adjustments totally performed at the closing of 2005; inferior in $1,661 in 2004).

The remaining long-term investments of variable companies where there is no control and that are not listed in the stock exchange, are recorded at cost plus dividends received from shares. If at year-end the investment's intrinsic value is superior or inferior to carrying value, credits are recorded to reappraisals with a counterpart to the surplus of reappraisals in the equity statement, or create an allowance charged to the statement of income, respectively.

Financial derivative instruments

In the normal course of business, the Company performs various transactions with financial derivative instruments, for commercial purposes or for the purpose of covering its exposure to market fluctuations of its products or investments, and interest rates. These instruments relate to swaps.

Although, of exchange rates, Colombian accounting principles do not indicate specific accounting rules for these transactions, the Company records the rights and obligations that result from such contracts in the balance sheet; the right relates to the foreign currency received by the Company and that compensates the financial liability of the exchange rate effect, and the obligations is the commitment acquired by ISA in local currency, for the hedging operations.

During the valuation, the Company has adopted the following policies in accordance with International Accounting standards, by which derivative contracts obtained to hedge assets, liabilities or future commitments are adjusted to their market value and the result is taken to income in such a way that it adequately compensates income, costs or expenses generated from variances of exchange rates.

At year-end if the net value is negative, the accounting caption of covered obligations are reclassified into an independent sub account.

3.4 PROVISION FOR DOUBTFUL ACCOUNTS

At the closing date of each quarter, the associated risk of the Accounts Receivable portfolio, and other debts, is examined in order to determine the respective provisions. They are shown in percentages of 10 to 100 percent, according to the type or age of the account, and to the individual analysis of recovery, according to the following criteria:

Type	Description	Maturity	% provision
A	Low risk account receivable	90 – 180 days	10%
		181 – 360 days	40%
		>= 360 days	100%
B	Doubtful accounts	31 – 90 days	20%
		91 – 180 days	50%
		>= 180 days	100%

3.5 INVENTORIES

Inventories are recorded at cost, and their value is reduced to the market value if it is lower, through a provision charged to the Statement of Income. Spare parts, materials and other consumer items are valued on the basis of weighted averages.

At December 31, 2005, as part of the amendment process made by the Company to its financial statements, the inventories made to properties, plant and equipment, spare parts were reclassified for $28,987, which as of January 1, 2006, fixed assets will be depreciated for their remaining useful life assigned in the aforementioned inventories.

3.6 PROPERTIES, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, which, where relevant, may include (a) financing costs and exchange differences on liabilities in foreign currencies, direct operating costs and administration costs, capitalization of exchange differences is effected until assets are in a condition to be used, and (b) until year 2000, inflation adjustments on costs, excluding exchange differences capitalized and the portion of capitalized interest, which corresponded to inflation.

Sale and disposal of these assets are charged against their net adjusted cost, and the differences between the sales' price and net adjusted cost is charged or credited to the Statement of Income.

Depreciation is charged on a straight-line method based on the asset's cost, and its estimated useful life. For the purpose of depreciation calculations, the following is the estimated useful life for assets:

Assets	**Useful life**
Buildings	50
Lines	40
Substations	30
Optic fiber	25
Machinery and equipment	15
Telecommunications equipment	15
Furniture, office equipment, laboratory equipment	10
Communication equipment	10
Transport, traction and lifting equipment	10
National Dispatch Center equipment (average)	8
Computer equipment and accessories	5

Repairs and maintenance of these assets are charged to income, while improvements and additions are added to their costs

Regarding repairs required from attacks to the electric infrastructure, these are recorded as extraordinary expenses in the period when the attacks occur and do not increase the useful life originally assigned to the assets. Regarding the aforementioned assets the insurance companies do not cover these assets; according to the above, these damages are accrued in the financial statements as they occur and are not recorded over estimate basis. The administration, in accordance with their historical experience of losses and of political and security issues of the country, charge to the annual budget the resources considered necessary to cover these losses.

3.7 DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets include prepaid expenses, deferred charges and other assets. Prepaid expenses include mainly monetary items such as insurance premiums and interests, which are amortized over the term of the policy or the loan.

Deferred charges and other assets include the cost of acquisition of software and rights-of-way, the cost of preliminary studies and research, tax to preserve democratic security, commissions for the placement of bonds, and licenses, from which it is expected that future economic benefits will be obtained. It also includes the deferral of taxes, those of which originate due to temporary timing differences between accounting principles and legal provisions.

Software is amortized on a straight-line basis over a maximum of 3 years, except for the SAP R3 Integrated System, which is being amortized over 10 years. Charges for studies and research are transferred to Construction in Progress when a project is determined to be viable; otherwise they are fully amortized in that year. Rights-of-way, commissions for bond placements and licenses are amortized on a straight-line basis during the periods over which their benefits are expected to be received, in accordance with feasibility studies for recovery. The Tax to Preserve Democratic Security is amortized over 5 years, the maximum term allowed by the CGN in accordance with Circular Setter 038 of 2003.

3.8 REAPPRAISALS

Reappraisals that comprise equity include:

3.8.1 The excess of net book cost over the valuation of the main components of property, plant and equipment, as valued by independent appraisers for real property and transport equipment, for other assets it is based on technical studies conducted by Company employees over net book cost. These valuations are made at least every 3 years, except for real estate that are made each 2 years, or when market conditions indicate that such amounts have materially changed. (See Note 11).

3.8.2 The excess of equity value of permanent investments over net cost.

3.9 INCOME TAX AND DEFERRED TAX

The provision for income tax is determined by making the necessary clearings to compute taxable income.

The value related with a minor current tax computed during the year is accounted as a deferred tax, resulting from the excess of depreciation and of tax amortization over accounting, resulting from applying useful lives, depreciation methods and tax amortization different to accounting.

This deferred tax Asset represents the temporary differences which generate a higher amount of the current tax liability when using generally accepted accounting principles. Basically, this is represented by the legal inflation adjustments on non-monetary depreciable assets and in the balance provisions for no collectable accounts receivable and retirement pensions, among others.

According to the concept No. 20061-57086 of CGN of January 31, 2006, regarding deferred tax, every Company has autonomy in defining the accounting principles regarding deferred tax. According to the above, the Company has considered inflation adjustments recognized only for tax effects of depreciable fixed assets, as temporary differences that result in the accrual of deferred tax, as these generate a greater monetary correction income tax, increasing the income tax payable and are subsequently recovered during the following years as the fixed assets are depreciated. See Note 10.

3.10 LABOR LIABILITIES

Labor liabilities are adjusted at the end of each period on the basis of the law and current collective agreements. An actuarial study is made each year to establish pension liability and future benefits for health, education and contributions for seniority. Pension Payments are charged directly to the Statement of Income.

3.11 NET INCOME PER SHARE

Net income per share is calculated on the basis of the weighted-average number of shares outstanding during the year, which were 960,341,683 during 2005 and 2004.

3.12 RECLASSIFICATION TO THE FINANCIAL STATEMENTS

Some figures included in the Financial Statements, as of December 31, 2004, were reclassified in order to properly present them in the year 2005 Financial Statements.

3.13 MEMORANDUM ACCOUNTS

Memorandum accounts are mainly composed of loans contracted but not disbursed, the administration of third-party accounts (including in 2004 the administration of the Commercial Interchange System -SIC- and the administration of charging accounts for the use of the STN-LAC, that as of October 2005 is in charge of XM Compañía de Expertos en Mercados S.A. E.S.P.), contingencies originated from claims of lawsuits and guarantees granted for contracts agreed by companies. These also include temporary and permanent differences between accounting and tax accounts, the first, which are reasonably reverted in time, and second allow to prepare reports with specific purposes.

Non-monetary memorandum accounts were adjusted for inflation until December 31, 2000, and charged to a matching memorandum account.

3.14 RECOGNITION OF INCOME, COSTS AND EXPENSES

Income, costs and expenses are recorded on an accrual basis. Income resulting from rendering services is recognized during the contractual period or when services are rendered.

For ASIC and LAC's income, regulated by the Energy and Gas Regulation Commission -CREG-, the remuneration considers, among other aspects, costs incurred by the Company to render services, determined on the annual budgets approved by the control entity. According to the above, and for the effects of obtaining an adequate association between income and expenses for the period, income amounts equivalent to unexecuted costs and expenses are recorded as deferred income and are amortized during the following year, once costs are incurred.

As of October 1, 2005, income and expenses associated with the coordination and dispatch of the operation of the National Interconnected System, ASIC and LAC, are developed by the new affiliate XM Compañía de Expertos en Mercados S.A. E.S.P., as mentioned in Note 1 to the financial statements.

3.15 USE OF ESTIMATES

For the preparation of the financial statements, and in accordance with generally accepted accounting principles, certain estimates must be made which affect assets, liabilities, income, expenses and costs reported for the period. The final result may be different from these estimates.

3.16 OPERATING AND ADMINISTRATIVE TYPE OF LIMITATIONS OR DEFICIENCIES

During 2004 and 2005 no Operating or Administrative limitations or defaults were found that would affect the normal accounting processes, or the consistency and reliability of the accounting figures.

3.17 ACCOUNTING CLEARANCE

In 2005, ISA finished the accounting clearance process that was established by a letter sent to the Congress of the Republic. This process consists in clearing the information in accordance with guidelines established in Law 716 of 2001, Law 901 of 2004 and other regulatory standards. Effects for 2005 are detailed in Note 25 to the financial statements.

II. SPECIFIC NOTES

NOTE 4: VALUATION OF ACCOUNTING INFORMATION

FOREIGN CURRENCY OPERATIONS

Basic regulations permit free negotiation of foreign currencies through banks and other financial intermediaries, at free exchange rates in accordance with the exchange market offer and demand. Debts, indebtedness transactions and demand in the foreign and domestic currency market require the approval of the Ministerio de Hacienda y Crédito Público.

Operations and balances in foreign currency are converted at the exchange rates in force, as certified by the Financial Superintendency, previously known as Banking Superintendency, and used for the preparation of the financial statements at December 31, 2004 and 2005. The exchange rates used, expressed in Colombian Pesos, were as follows:

CURRENCY	CODE	2004	2005
US Dollar	USD	2,389.75	2,284.22
Euro	EUR	3,251.97	2.693,55
Unit of account *	UAV	4,024.64	3,586.82
Nuevo Sol	PEN	728.58	664.21
Brazilian Real	BRL	899.42	980.77

* **Unit of Account:** this is the variation in the total value of the IDB basket of currencies, originating in market fluctuations of exchange rates in the currencies in the basket, with reference to the US Dollar.

At December 31, ISA had the following foreign currency assets and liabilities, expressed in thousands of equivalent US Dollars:

	2004	2005
Assets		
Current assets		
Cash	543	4,038
Fixed-yield investment	2	7,223
Accounts receivable	30,192	15,590
Total current assets	**30,737**	**26,851**
Non-current assets		
Foreign currency investments	52,811	62,821
Total non-current assets	**52,811**	**62,821**
Total assets	**83,548**	**89,672**
Liabilities		
Current liability		
Current portion of financial obligations	71,171	28,250
Accounts payable	4,210	22,688
Total current liabilities	**75,381**	**50,938**
Long-term liabilities	86,092	100,678
Total non-current liabilities	**86,092**	**100,678**
Total liabilities	**161,473**	**151,616**
Net liability monetary position	**(77,925)**	**(61,944)**

Regarding foreign currency financial obligations, ISA has hedging operations for USD77,045,152.40, from which USD75,943,419.40 relate to capital hedging and USD1,101,733 to hedging interests (2004: USD91,236,000 per capital USD1,840,987 per interests), which are recorded as investments and financial obligations as indicated in Note 3.3.

The application of accounting regulations to exchange differences gave rise to the following exchange rate differences in Colombian Pesos, which were accounted as shown below:

	2004	2005
Financial income	87,345	56,650
Financial expenses	(95,843)	(75,107)
Total net generated exchange difference	**(8,498)**	**(18,457)**

NOTE 5: CASH AND TRADABLE INVESTMENTS

Cash and tradable investments on December 31 were comprised as follows:

Account	2004	2005	Rate 31.12.2005
Cash			
Cash and banks	122,243	15,211	4.4%(COP)
Common and special trust funds	29,625	41,083	5.4% (COP)
Total cash	**151,868**	**56,294**	
Temporary investments			
Short-term funding	42,797	45,533	6.0% (COP)
Time Deposit	1,681	16,516	4.3% (USD)
Total tradable investments	**44,478**	**62,049**	
Total cash and tradable investments	**196,346**	**118,343**	

Cash at trustees at December 31, 2005, includes resources for $33,487 that may only be used for the delegate administration of the IPSE, DISPAC, Caucheras, FAER and FAZNI projects (For 2004, there are resources for $48,425 that may only be used for the administration of the National Transmission System – STN – and for the Commercial Interchange System -SIC-, as a result of implementing Resolution CREG 070 of 1999 to handle guarantees, the balance in the bank account for the collection of the tax of Financial Support Fund to Energize Non-Interconnected Zones – FAZNI -, Financial Support Fund to Energize Interconnected Rural Zones – FAER – and the Social Energy Fund – FOES – destined to support the electrification of non-interconnected zones, the bank account balance to handle International Energy Transactions -TIES-).

In 2005, all the accounts of the Administrator accounts were transferred to the affiliate XM, affecting the Company's balance structure, especially in cash, other liabilities and memorandum accounts.

NOTE 6: PERMANENT INVESTMENTS

Permanent investments at December 31, were comprised by:

		2004 (*)	2005
Investments in shares			
FEN S.A.	(1)	5,878	9,045
Transelca S.A. E.S.P.		368,243	413,578
Internexa S.A. E.S.P.		108,845	98,613
Flycom Comunicaciones S.A. E.S.P.		15,453	5,550
ISA Perú S.A.		13,353	18,493
REP S.A.		81,517	100,996
ISA Bolivia S.A.	(2)	31,336	27,201
XM Compañía de Expertos en Mercados S.A. E.S.P.		-	14,818
EPR S.A.		-	10,284
Total investments in shares		**624,625**	**698,578**
Other investments			
In trust rights	(3)	22,533	22,878
Total permanent investments		**647,158**	**721,456**

(*) Reclassified for comparative effects. See Note 3.12.

(1) The investment is represented in 33,160 shares equivalent to a participation of 0.7884% in the Company. FEN is a national-order financial entity incorporated by Law 11/82, a public stock corporation accountable to the Ministry of Mines and Energy, whose principal business is to act as the financial and credit arm of the energy sector.

(2) Decrease in the investment of ISA Bolivia S.A. relates to exchange differences.

(3) Includes, among others, $8,481 of autonomous equity to provide greater profitability to the privileged shares issued by the Company (2004 - $8,481), $8,993 of autonomous equity to ensure the payment of the audit of the UPME project 1 and 2 of 2003 (2004 - $11,728) and yields to collect this equity $5,136 (2004: $2,019). Yields generated during 2005 for this equity amounted to $4.005 and $726, respectively.

The following financial information corresponds to the subsidiaries and the ISA's participation in each:

2004

Company	ISA Participation		Financial information			
	Shares	%	Assets	Liability	Equity	Income (Loss)
Transelca S.A. E.S.P.	1,956,265,582	64.9978	908,224	341,677	566,547	9,563
ISA Perú S. A.	18,586,446	28.0700	137,814	90,574	47,240	3,688
REP S. A.	21,648,000	30.0000	687,471	416,728	270,743	10,871
Internexa S.A. E.S.P.	25,647,620	99.9998	152,988	36,661	116,327	1,897
Flycom Comunicaciones S.A. E.S.P.	32,280,066,573	75.0400	58,614	38,021	20,593	(13,055)
ISA Bolivia S.A.	95,638	51.0000	99,817	47,410	52,407	-

2005

Company	ISA Participation		Financial information			
	Shares	%	Assets	Liability	Equity	Income (Loss)
Transelca S.A. E.S.P.	1,956,265,582	64,9978	984,873	348,578	636,295	37,278
ISA Perú	18,586,446	28,0700	144,077	78,255	65,822	3,708
REP	21,648,000	30,0000	716,363	380,027	336,335	25,915
Internexa S.A. E.S.P.	25,647,620	99,9998	131,033	32,420	98,613	(12,714)
Flycom Comunicaciones S.A. E.S.P.	32,280,066,573	75,0400	55,464	48,070	7,394	(13,197)
ISA Bolivia S.A.	95,638	51,0000	193,020	139,700	53,320	312
XM Compañía de Expertos en Mercados S.A. E.S.P.	14,789,000	99,7300	160,477	145,619	14,858	29

The corporate purpose and other information regarding the affiliate companies that are recorded under the equity method and other significant investments are as follows:

Investments in the electrical sector

Transelca S. A. E.S.P.

In 1998, the Company acquired 65% of Transelca S.A. E.S.P., Mixed Utility Company, incorporated on July 6, 1998, which renders energy transmission services, coordination and control of the Regional Dispatch Center, connection to the National Transmission System and rendering of telecommunication services.

Interconexión Eléctrica ISA Perú S.A.

On February 16, 2001, the Peruvian Government granted to Interconexión Eléctrica S.A. E.S.P, the concession for 32 years in order to construct, supply and operate the Oroya-Carhuamayo-Paragsha-Vizcarra electric transmission lines at 220 kV and the Aguaytía-Pucallpa at 138 kV, with their related substations. In order to comply with this purpose, Interconexión Eléctrica

ISA Perú S.A. was incorporated with the capital of Transelca with 54.86%, ISA with 28.07% and Fondo de inversiones en infraestructura, servicios públicos y recursos naturales administrated by AC Capitales SAFI with 17.07%. The project began to operate in August 2002, before the date established in the concession contract agreed with the Peruvian Government.

On September 4, 2002, ISA created a Branch in Peru to execute the operation and maintenance contract between ISA and ISA Perú S. A., the life term of the branch is undefined, it does not have a legal representation, nor does it develop activities independent from ISA. It is an extension of the Peruvian Company.

Red de Energía del Perú -REP-

On June 5, 2002, ISA associated with Transelca, was granted by the Peruvian Government, by international public bidding for the concession of 30 years of the energy transmission system of Etecen and Etesur. The Company Red de Energía del Perú - REP was created with the purpose to exploit, operate, render services and its maintenance; the share participation in this Company is: ISA 30%, Transelca 30% and EEB 40%.

ISA Bolivia S.A

On June 27, 2003, the Superintendency of Electricity of Bolivia granted for 30 years, by means of Resolution SSDE No 086/2003, to ISA, the bidding for the construction, operation and maintenance of the Santivañez-Sucre, Sucre-Punutuma and Carrasco-Urubó lines and the associated substations, as of the date of its commercial establishment. According to the bid terms, on July 14, 2003, the stock company Interconexión Eléctrica ISA Bolivia S.A. -ISA BOLIVIA, was incorporated. The participation in this Company is comprised by: ISA 51% and its affiliates Transelca S.A. E.S.P. with 48.99% and Internexa S.A. E.S.P. with 0.01%. The Company began commercial operations on September 17, 2005, with the energy supply at the Santiváñez - Sucre and Sucre – Punutuma lines; subsequently, the Carrasco-Urubó line was enabled on October 10, 2005.

Empresa Propietaria de la Red -EPR-

In February 2005, ISA was accepted as a partner of Empresa Propietaria de la Red –EPR-, incorporated in Panama in 1998. The participation of ISA is for 12.5%. EPR is a company under the private right granted by "Treaty of the Central American Electric Market" and its protocol, by which each Government grants the related permit, authorization or concession, as the case might be, for the construction and exploitation of the first regional electric interconnection system, which will unite Honduras, Guatemala, El Salvador, Nicaragua, Costa Rica and Panama.

XM Compañía de Expertos en Mercados S.A. E.S.P. -XM-

On October 1, 2005, XM Compañía de Expertos en Mercados S.A. E.S.P., affiliate of ISA, began operations for the operation of National Colombian Interconnected System and for the administration of the Wholesaler Energy Market. ISA's participation is for 99.73%.

Investments in Telecommunications

Flycom Comunicaciones S.A. E.S.P.

Firstmark Communications Colombia S.A. - FMCCo – was incorporated in November 1999. In May 2002, the affiliate changed its name to Flycom Comunicaciones S.A. E.S.P. The corporate purpose of this Company is the rendering of communication services, aggregated value services and telematic services, by their own risk or by third parties. The Company, to provide its service, basically uses the LMDS (Local Multipoint Distribution System) technology, that allows to simultaneously distribute: voice, video, data and internet through wireless networks. The participation of ISA in this affiliate is for 75,04%.

Internexa S.A. E.S.P

On January 4, 2000, ISA incorporated Internexa S.A. E.S.P., which corporate purpose is the organization, administration, commercializing and rendering of telecommunication services or activities. It currently is dedicated to develop and promote national and international telecommunication services. ISA's participation in Internexa is for 99,99%, mainly for the transfer of telecommunication assets.

Application effect of the equity method

The effect of the application of the equity method generated variations in the investments which are reflected in the results and the equity, as loss or income by the same value for the year 2004 and 2005, as follow:

		2004	2005
Income from equity method	(1)		
FEN S. A.	(2)	-	3,166
Transelca S.A. E.S.P.		6,216	24,230
Internexa S.A. E.S.P.	(3)	1,632	(5,889)
Flycom Comunicaciones S.A. E.S.P.		(9,796)	(9,903)
ISA Perú S. A.		1,035	1,041
REP S. A.		3,261	7,774
ISA Bolivia S. A.		-	159
XM Compañía de Expertos en Mercados S.A. E.S.P.		-	28
Net income from equity method		**2,348**	**20,606**

(1) To record the equity method, income and expenses are eliminated from the reciprocal transactions originated with the affiliate. (See Note 27)

(2) In 2004, ISA's investment in FEN was accounted by the cost method, as of October 2005, it is recorded under the equity method in accordance with CGN; according to Resolution 364 of 2001, which also considers that there are one or various entities of the public sector that have a direct or indirect participation equal to or superior to 50%. As a consequence of the above, income was recognized from the results of the Company during 2005, for $3,166.

(3) Variance relates to the usufruct amortization and to the devaluation homologation of assets with Internexa, for a net value of $6,824. (Usufruct amortization of 2002 for $8,969 and recovery of asset devaluation for $2,145).

NOTE 7: ACCOUNTS RECEIVABLE, NET

Net, accounts receivable at December 31 was comprised as follows:

		2004	2005
Clients			
Energy service		126,940	120,807
Dispatch and coordination CND and CRD		3,883	142
Liquidation, invoicing, STN and SIC collection		4,638	363
Telecommunications	(1)	42,159	28,721
Accounts receivable from technical services		967	894
Total clients		**178,587**	**150,927**
Interests receivable			
To clients		1,551	791
Over loans		340	120
Loans with related parties		1,706	4,644
Total interests receivable		**3,597**	**5,555**
Loans granted to employees	**(2)**	**15,440**	**15,135**
Prepayments and advances			
Taxes	(3)	15,365	1,855
Suppliers		525	3,727
Contractors		643	10,795
For future subscription of shares		202	-
Other		3	22
Total prepayments and advances		**16,738**	**16,399**
Other accounts receivable			
Accounts receivable from FAZNI, FAER and FESI		8,630	-
Related parties		17,480	39,138
Montelíbano municipality		6,102	4,533
Documents receivable		22,988	6,780
Various accounts receivable		2,744	2,310
Total other accounts receivable		**57,944**	**52,761**
TOTAL ACCOUNTS RECEIVABLE		**272,306**	**240,777**
Less – Allowance for doubtful accounts	(4)	(18,079)	(14,642)
TOTAL NET ACCOUNTS RECEIVABLE		**254,227**	**226,135**
LONG-TERM ACCOUNTS RECEIVABLE			
Telecommunication clients	(1)	37,098	28,210
Loans granted to employees		13,882	11,171
Related parties		-	10,165
Sales VAT favorable balance with one year maturity		9,290	-
Prepayments and advances for investment – other		202	-
Documents receivable		22,988	6,780
TOTAL LONG-TERM ACCOUNTS RECEIVABLE		**83,460**	**56,326**
TOTAL SHORT-TERM ACCOUNTS RECEIVABLE		**170,767**	**169,809**

(1) In 1997 ISA formed an alliance with telecommunications companies to undertake joint development of a fiber optic network between Bogota, Cali and Medellin, to improve the national telecommunications system. Two phases of the project were implemented, the first phase began to operate in 1998 and the second phase in 2000. A high percentage of this installation was implemented with the use of ISA´s existing infrastructure, billing to the other members of the alliance the installation and use. Payments to ISA for the rights of use were deferred during 10 mature years, with a three year grace. Therefore, the alliance companies have paid to ISA, four years of phase 1 and two of phase 2.

(2) Employee receivables correspond to housing loans, vehicle-purchase loans and other loans, granted at 5% and 8% (2004 - 6% y 8%) for terms of 13 and 15 years (2004 – 10 and 12 years).

(3) Includes $65 (2004 - $11,295) for sales tax paid on the nationalization of goods associated with energy transport, which were discounted from income tax as established by Article 258-2 of the Tax Statute; in 2005, $7,784 were accumulated, which were transferred to the income tax liability at year-end. The prepaid income tax for 2005 for $3,486 was transferred to the liability for (2004 - $2,331).

Besides it includes $876 (2004 - $876) related with the Administrative Minutes issued by the DIAN per concept of the 1995 and 1996 income tax, which are being discussed at the administrative contentious jurisdiction; and $914 (2004 - $863) related with prepaid municipal tax.

(4) The decrease in the provision for doubtful accounts was made in accordance with the policies established by ISA. During 2005 the provision for doubtful accounts was affected by some additions which were charged to the final results for the year, for $601 (2004 - $2,417) represented basically by doubtful accounts of some companies of the energy sector. Additionally, accounts receivable were written-off during 2005 for $3,331 (2004 - $18,436).

The composition and due date for receivables from customers on December 31 (capital only) is as follows:

	2004	**2005**
Shareholders		
Empresas Públicas de Medellín (EEPPM)	10,778	9,535
Empresa de Energía de Bogotá (EEB)	27	6
Total shareholders'	**10,805**	**9,541**
Other clients	167,782	141,386
Total accounts receivable from clients	**178,587**	**150,927**

The classification of the accounts receivable from clients according to maturity date are:

	2004	2005
Current	**166,740**	**142,413**
Maturity		
Maturity between 1 and 90 days	89	827
Maturity between 91 and 180 days	874	9
Maturity between 181 and 360 days	63	6
Maturity greater than 360 days	10,821	7,672
Total maturity	**11,847**	**8,514**
Total accounts receivable from clients – by ages	**178,587**	**150,927**

Accounts receivable are mostly from electric distribution sector companies to whom ISA mainly provides a connection service and the use of the National Transmission System. The Company invoices for interest on the past due accounts of its customers at the highest rate allowed by law; at December 2004 and 2005 the rates were for 29.24% and 26.24%, respectively.

The electricity companies Electribolivar, Caucasia and Electrotolima, are in the process of liquidation with the Superintendence of Public Utilities. As of December 31 2005 $5,568 (2004 - $7,394 – including Electrochocó, which definite liquidation was declared in November 2005, and which debt was written-off for $1,461). Termocartagena, had a debt for $1,650 (2004 - $1,303) and is in Restructuring Law 550 of 1999, authorized and performed by SSPD. These obligations are provisioned in 100%.

Cedelca and Emcali were intervened by the Superintendent of Public Utilities SSPD and have agreements signed through which obligations are being paid to the Company for $5,428 (2004 - $7,296). However, the pending obligations are provisioned in 100%.

NOTE 8: INVENTORIES

Inventories at December 31 were comprised as follows:

		2004	2005
Short-term inventories			
Material to render services		1,179	1,583
Constructions in process		235	88
Provision		(677)	(290)
Total short-term inventories		**737**	**1,381**
Long-term inventories			
Material to render services		60,233	30,117
Total long-term inventories	(1)	**60,233**	**30,117**
TOTAL INVENTORIES		**60,970**	**31,498**

(1) Because of the nature of ISA's assets, many spare parts are necessary to maintain them. Some of these spare parts are not easy to get in the market and have a long term delivery. Therefore, it is necessary to have a large stock of inventory in order to guaranty continuity of service and for the compliance of system availability indicators.

In 2005, during the accounting clearance process, fixed asset inventories were reclassified for $28,987 related with exclusive materials for fixed asset use (see note 25).

NOTE 9: PROPERTIES, PLANT AND EQUIPMENT, NET

The net balance of properties, plant and equipment at December 31, were comprised as follows:

	2004	2005
Properties, plant and equipment		
Networks, lines and cables	1,659,642	1,683,632
Plants and ducts	1,136,255	1,153,046
Buildings	65,451	65,451
Machinery and equipment	53,929	29,054
Computer and communication equipment	29,203	25,553
Deposited material and equipment and stored goods	566	-
Transport, traction and lifting material	1,385	1,385
Furniture, fixture and office equipment	11,212	11,727
Lands	19,925	19,924
Subtotal properties, plant and equipment	**2,977,568**	**2,989,772**
Less – accumulated depreciation	939,081	1,001,631
Less – provisions	1,906	1,340
Total properties, plant and equipment in operation	**2,036,581**	**1,986,801**
Constructions in course	17,670	144,003
Machinery, plant and equipment in assembly	11,395	7,761
Total properties, plant and equipment, net	**2,065,646**	**2,138,565**

Retirement and sales of properties, plant and equipment during the year generated a net loss for $16 (2004 - $491). The movement of the accumulated depreciation during 2005 consisted in the accrual of depreciation for $88,570 (2004 - $91,903), charged to income (In 2004, constructions in course were capitalized for $100). Besides, depreciation was retired for $26,021 (2004 - $13,042).

Assets have no restrictions, nor pledges or deliveries as guarantee for obligations.

NOTE 10: DEFERRED CHARGES AND OTHER ASSETS

The balance of deferred charges and other assets at December 31 were comprised as follows:

		2004	2005
Deferred charges and other short-term assets			
Prepaid expenses		6,956	4,660
Deferred taxes		2,586	11,331
Total deferred charges and other short-term assets		**9,542**	**15,991**
Deferred charges and other long-term assets			
Deferred charges			
Studies and investigations	(1)	4,627	3,671
Tax to preserve the democratic security		9,774	6,516
Commission from placement of bonds		6,883	4,191
Civic actions		6,778	-
Deferred tax		54,728	73,492
Total deferred charges		**82,790**	**87,870**
Intangible assets			
Software		25,588	25,915
Goodwill		3,482	4,152
Licenses		8,468	7,834
Rights of way		19,112	23,855
Rights		27,914	27,914
Inflation adjusted intangible assets	(2)	11,505	-
Less – Amortization of intangible assets		(40,520)	(41,224)
Total Intangible assets		**55,549**	**48,446**
Goods received as payment	(3)	8,286	7,135
Miscellaneous		63	59
Total deferred charges and other long-term assets		**146,688**	**143,510**
Total deferred charges and other assets		**156,230**	**159,501**

(1) Includes designs and studies for the construction of the UPME Primavera-Bacatá and Primavera-Ocaña-Copey-Bolívar projects. With these projects, the interconnection of the country is improved and hastens the development of the domestic electric market in the Andean Nations Community (CAN), with future developmental goals towards Central America. In year 2004, CREG accepted ISA's bid to design, purchase supplies, construct, operate and maintain these projects.

(2) In 2005, inflation adjustments were incorporated to the costs of assets as a result of instructions from CGN.

(3) Relates to the value of shares of Electricaribe and Electrocosta received as cash payment, which were appraised on the basis of equity intrinsic value and provisions were recorded as a result of comparison with equity value. At December 31, 2005, the provision amounted to $5,126 (2004 - $3,827).

NOTE 11: REAPPRAISALS

Reappraisals at December 31 were comprised by:

		2004	2005
Investments		1,657	1,061
Properties, plant and equipment	(*)	1,143,318	1,132,900
Total reappraisals		**1,144,975**	**1,133,961**

In 2005, economic appraisals were made to the main components of properties, plant and equipment, except for real estate, which were appraised in 2004 in compliance with external Circular 045 of 2001 from CGN and updated in 2005.

Technical appraisals in 2005 were made by using the Depreciated Lineal Replacement Cost method, which consists in determining the current value of the equipment in use, based on the current cost of an asset that provides the same service (so to say, the new replacement value - VRN), proportionally affected by the remaining time of service (remaining useful life) related with the useful life established. This criterion is applied for all specialized assets that ISA has operating, so to say, in transmission (use and connection).

(*) the following chart details the appraisal of properties, plant and equipment:

	2004			2005		
Assets	**Appraisal**	**Net accounting balance**	**Reappraisal**	**Appraisal**	**Net accounting balance**	**Reappraisal**
Transmission lines	1,665,874	1,053,331	612,543	1,677,420	1,039,575	637,845
Transmission substations	1,274,428	808,880	465,548	1,228,512	787,974	440,538
Land	55,793	19,925	35,868	55,750	19,924	35,826
Buildings	59,962	51,501	8,461	58,550	50,163	8,387
Usufruct telecommunications	92,486	82,874	9,612	87,842	78,686	9,156
National Dispatch Center	14,551	4,033	10,518	-	-	-
Vehicles	956	188	768	1,288	140	1,148
Totals	**3,164,050**	**2,020,732**	**1,143,318**	**3,109,362**	**1,976,462**	**1,132,900**

Decrease in the 2005 appraisal, basically relates to the assets of the National Dispatch Center transferred to XM Compañía de Expertos en Mercados S.A. E.S.P.

NOTE 12: OUTSTANDING BONDS

Outstanding bond characteristics and balances at December 31 are detailed as follows:

Issuance	Series	Term (years)	Interest rates	2004	2005	Maturity
First	B	7	DTF + 3.4%	35,000	35,000	19-Jan-06
Second	A	7	DTF + 2.4%	72,250	72,250	13-Apr-06
Second	B	7	IPC + 10%	29,312	29,312	13-Apr-06
Second	C	10	DTF + 2.5%	59,700	59,700	13-Apr-09
Second	D	10	IPC + 10%	30,879	30,879	13-Apr-09
Third	A	10	IPC +8.10%	130,000	130,000	16-Jul-11
Program section 1		7	IPC + 7.0%	100,000	100,000	20-Feb-11
Program section 2		12	IPC + 7.3%	150,000	150,000	20-Feb-16
Program section 3		15	IPC + 7.19%	108,865	108,865	7-Dec-19
Capitalized interests				8,596	12,055	
Total outstanding bonds				**724,602**	**728,061**	
Total long-term outstanding bonds				**724,602**	**585,627**	
Total short-term outstanding bonds					**142,434**	

Bonds accrued interests during 2005 for $88,218 (2004 - $73,956), which were recorded as financial expense.

The following is the detail of maturity dates for the outstanding bonds::

Year	Capital	Interests	Total
2006	136,562	5,872	142,434
2009	90,579	6,183	96,762
2011 onwards	488,865	-	488,865
	716,006	**12,055**	**728,061**

The first issuance made for $130,000 in 1998, which at December 31, 2005, had a balance for $35,000, is destined to execute the investment plan and to attend corporate requirements.

The second issuance for $180,000, series A,B,C and D, destined 50% for the cash flows of 1999 and the remaining 50% for the Investment Plan. At year-end 2005 the balance is for $204.196, as a result of the capitalization of the issued series IPC.

Third issuance for $130,000, was destined to replace local and foreign currency loans, thus to reduce the risk in exchange and to extend the average life of the portfolio.

The bond program for $450,000, from section 1, 2 and 3 for $358,865, which destined 50% to handling debt operations and the remaining 50% to finance cash flows and to make inventories.

NOTE 13: FINANCIAL OBLIGATIONS

The balance of financial accounts at December 31 was comprised as follows:

Credit lines	Currency	Interest rates	2004	2005	Last date of payment	Guarantees
Domestic financial obligations						
FEN 10514	COP	DTF + 4.1%	20,400	-	21-Oct-05	(2)
Lloyds	COP	DTF + 2.75%	11,000	-	23-Jan-05	(2)
Banco Popular	COP	DTF +3.0%	10,300	-	13-Feb-05	(2)
Santander	COP	DTF + 2.5%	5,000	-	18-Feb-05	(2)
Davivienda	COP	DTF + 1.72%	26,000	-	16-Mar-05	(2)
ABN_AMRO	COP	DTF + 0.85%	-	16,000	19-Jul-06	(2)
Total domestic financial obligations			**72,700**	**16,000**		
Foreign financial obligations						
BID 195 IC/CO.	UAV	7.42%	65,955	35.709	18-Dec-06	(1)
BIRF-3954-CO.	USD	Section fixed rate (6.32%)	44,820	26.952	15-Feb-11	(1)
BIRF-3955-CO.	USD	Libor 6 M + Spread	243,348	209.143	15-Oct-12	(1)
Banco Central de Perú Suc. Panamá	USD	Libor 6 M + 1%	-	7,994	30-Dec-06	(2)
MEDIO CREDITO CENTRALES	ITL	Fixed rate 1.75%	21,696	14,704	19-Jun-10	(1)
Total foreign financial obligations			**375,819**	**294,502**		
Total financial obligations			**448,519**	**310,502**		
Less – Short-term portion			143,871	88,525		
Total long-term financial obligations			**304,648**	**221,977**		

1) Loans in foreign currency are guaranteed by the Nation.

2) Unsecured.

Financial obligations accrued interests in 2005 for $23,468 (2004 - $41,011), which were registered as financial expenses.

At December 31, financial obligations were in the following currencies:

		Balance in original currency (1)		Balances in domestic currency (million)	
Currency	**Interest rates**	**2004**	**2005**	**2004**	**2005**
US Dollar	Libor + Spread BIRF	120,585	106,859	288,168	244,089
Unit of account	Fixed rate 7.42%	16,388	9,955	65,955	35,709
Euros (liras)	Fixed rate 1.75%	6,672	5,459	21,696	14,704
Colombian pesos	DTF + 3.15% a DTF + 4.1%	72,700	16,000	72,700	16,000
				448,519	**310,502**

(1) Amounts in original currency, different to the Colombian peso are expressed in thousands.

The maturity of the long-term obligations at December 31, 2005 is the following:

Years	Valor
2007	50,408
2008	35,560
2009	33,727
2010	33,481
2011	33,419
2012 onwards	35,382
Total long-term obligations	**221,977**

COMMITMENTS REGARDING LOANS

The Company has agreed to comply with the following covenants and indicators during the life of the loans:

International Development Bank -IDB-:

- ISA will not assume, without the Bank's approval, new financial obligations with a maturity greater than one year, as a result of which; a) The ratio between its own internal rate of return plus the set aside contribution of its shareholders for the debts is not lower than (1.2) and; b) the ratio between long term debts, excluding those that have to be covered by its shareholders, and equity capital exceeds 1.2 times, and

- ISA short-term bank and commercial indebtedness are pending each year's payment and will not exceed 45% of the year's current asset.

International Bank for Reconstruction and Development -IBRD-:

According to the letter of the World Bank at June 30, 2005, contractual financial obligations expired at this date.

Financiera Energética Nacional -FEN-:

The loan with FEN was paid in October 2005, but during the first half of 2005, the following restrictions were held to the financial indicators:

- EBITDA/Operating financial expenses not less than 2.0 times
- EBITDA/Long-term debt balance not less than 0.17 times.
- AOM cash expenses/income from net exploitations, excluding FAER: Not greater than 23%. The decision to exclude FAER from the calculation of the AOM cash expense/income indicator from net exploitation was made official by FEN, in the communication P-02829 of October 23, 2003.
- Service collections (overdue + period maturity): not less than 0.90

At December 31, 2005 and 2004, the Company satisfactorily complied with the mentioned commitments.

NOTE 14: HEDGING OPERATIONS

The balance of hedging operations at December 31 was comprised by:

	2004 (*)	2005
Exchange difference	59,591	70,231
Interests	12,699	12,357
Total hedging operations	**72,290**	**82,588**

(*) Reclassified investments for comparative effects. See note 3.12.

The amount recorded relates to interests and exchange differences recorded as a result of swaps in force held with BNP and Bancolombia.

At December 31, 2005 the Company had two swap contracts of exchange rates with Bancolombia, with rights for USD32,750,483, from which USD31,648,750 relate to the coverage of capital and USD1,101,733 for the coverage of interests, (2004: USD46,941,331 per capital and USD1,840,987 per interests) and obligations for $129,747 (2004: $185,380) and a Cross Currency Swap contract (of interest rate) with BNP Paribas with a right of USD44,294,669 (2004: USD44,294,669) and obligations for $125,000 (2004: $125,000), under this contract, the Company received a fixed interest rate of 13.7% and pays floating rates based on LIBOR + 0.265%, determined with six months of interval.

Hedging operations generate interests during the year for $14,422 (2004: $15,162) and exchange difference for $28,625 (2004: $57,188).

NOTE 15: ACCOUNTS PAYABLE

The balance of accounts receivable at December 31 were comprised by:

		2004	2005
Related parties	(1)	89,447	139,939
Suppliers		28,829	55,383
Contractors		5,595	6,205
Dividends	(2)	23,049	25,449
Financial expenses		28,002	23,394
Other accounts payable		5,323	4,478
Other taxes		5,470	4,636
Total accounts payable		**185,715**	**259,484**
Less long-terms accounts payable (Related parties)		**22,008**	**110,397**
Total short-term accounts payable		**163,707**	**149,087**

(1) Includes $132,405 (2004 - $86,907) related to loans received from Transelca, with the following conditions:

Final maturity date	Type of interest	Capital balance	Net balance interests
18-mar-06	Fixed rate (7.71%)	12,000	674
30-mar-06	Fixed rate (7.71%)	10,008	540
30-dic-08	DTF + 1.5%	28,500	2,293
27-oct-08	DTF	36,399	3,138
26-dic-09	DTF	45,498	36
Total		**132,405**	**6,681**

(2) The General Shareholders' Meeting of 2005 decreed dividends for $101,795. In 2005 dividends were paid for $ 99,395.

NOTE 16: LABOR LIABILITIES

Labor liabilities at December 31 were comprised as follows:

	2004	2005
Labor liabilities		
Severance payments and interests	2,815	2,170
Vacations	1,437	1,260
Vacation bonus	2,993	2,142
Other	4	13
Total labor liabilities	**7,249**	**5,585**
Less – short-term portion	**6,297**	**4,821**
Long-term labor liabilities	**952**	**764**

NOTE 17: ACCRUED LIABILITIES AND PROVISIONS

Accrued liabilities and provisions at December 31 were as follows:

		2004	2005
Provision for tax		130	454
Provision for recovery of towers	(1)	358	611
Provision for income tax	(2)	42,455	34,723
Provision for contingencies		644	1,164
Other provision for conventional benefits	(3)	-	24,134
Retirement pensions	(4)	103,824	81,186
Other accrued liabilities and provisions	(5)	13,167	12,929
Total accrued liabilities and provisions		**160,578**	**155,201**
Less – short-term portion	**(6)**	**67,694**	**49,881**
Total accrued liabilities and long-term provisions		**92,884**	**105,320**

(1) Relates to the provision for the repair of collapsed towers that could not be repaired at the end of 2004 and 2005.

(2) This amount relates to the current year income tax – note 17.2-, plus the Branch of Peru for $176, less the tax discount for paid VAT of $7,784, withholding tax for $18.390 and prepaid taxes for $3,487.

(3) In 2005, the estimated accrued liability, started to be recognized, which discloses the current value of the future payments for health and education and seniority benefits recognized to pensioned persons, computed with the same methodology of the pensional liability and recognized in the same percent as amortized.

(4) Decrease in 2005 regarding 2004 explains, among other aspects, for the effect of the Legislative Act 001 of 2005, which eliminated special regimens of retirement pensions. See Note 24.

(5) 2005 includes $4,122 (2004 - $6,737) related to 2.5% of the commission over guarantees created with Bancolombia and BBVA Ganadero, to develop offers and the granting of the UPME 01 and 02 projects of 2003, which should be paid during its construction. Additionally, a provision for $5,800 is included for FAER (2004 - $5,357), and $781 related to the bonus for directives, as a result of the change of ordinary salary to an integral one, renouncing from the seniority premium that will be recognized for 3 years.

(6) 2004 includes an accrued liability for the actuarial computation. In 2005, the accrued liability from actuarial computation is completely classified as long-term, in accordance with Circular No. 044 of 2003 of CGN.

17.1 RETIREMENT PENSIONS AND CONVENTIONAL BENEFITS

Retirement pensions

Under the Labor Code, the Company is required to pay pensions to employees who satisfy certain conditions of age and length of service. However, the Social Security Institute (ISS) and the Pension Management Funds have assumed the greater part of this obligation.

The present value for retirement pensions as of December 31, 2004, and 2005, was determined using actuarial calculations which comply with the law and specifically with the actual labor settlement agreements (agreement and convention). The estimates used were as follows:

	2004	2005
Actual interest rate	4.80%	4.80%
Future increase of pensions and salaries	6.85%	6.08%
Number of persons covered by the plan	926	525

On December 31, 2005, the Company had 661 (2004 - 784) active employees, of whom 138 (2004 - 501) are covered by the pension plan provided in the collective agreements, while the remaining 523 (2004 - 283) are under the jurisdiction of Law 100/93. The actuarial calculation covers active personnel (138), retired personnel (272), lump sum death benefit payments and surviving spouse or pensional substitutions (34), quotes by parts of ISA (12) and contingent personnel: retired with more than 10 years of service (63), retired personnel with more than 20 years of service (6).

At year-end 2005, the number of workers that would be pensioned in ISA decreased in 363 persons, passing from 501 (in 2004) to 138 (in 2005), because of 57 workers were transferred as a result of employer substitution to the affiliate XM Compañía de Expertos en Mercados and 306 workers of ISA that comply with pension extralegal benefits with ISA after July 31, 2010, resulting in exclusion in accordance with legislative minute N° 01 of July 22, 2005.

As of December 31, 2005, ISA amortized 83.28% (2004 – 82.35%) of the projected obligation; increase in the amortization percent was for 0.93%, in accordance with Decree 051 of 2003, which allows to distribute the amortizable percent of the actuarial computation of December 31, 2002, until 2023 in a straight-line form.

The movements of the actuarial calculation and the deferred liability at December 31 are as follows:

	Projected liability	Deferred cost	Net liability
Balance at December 31, 2003	124,498	23,132	101,366
Add – increase of the actuarial computation	5,559	427	5,132
Less recovery form constitutional sentence C754/04 C.	(3,979)	(1,305)	(2,674)
Balance at December 31, 2004	**126,078**	**22,254**	**103,824**
Add – increase of the actuarial computation	8,371	828	7,543
Less Recovery of future pensions Legislative Act 001/05	(31,990)	(6,784)	(25,206)
Transfer of liability to XM projected obligation	(4,975)		(4,975)
Balance at December 31, 2005	**97,484**	**16,298**	**81,186**

Pension payments were made during the year for $10,581 (2004 - $9,161).

Conventional Benefits

On December 31, 2005, the Company prudently took measures before applying International Accounting Standards – IAS, in which they prepared a calculation with Actuarios Asociados S. A., in order to determine the Company's liabilities regarding conventional benefits received by pensioners, different to those required by legal regulations.

In order to prepare the computation, extralegal aids and benefits were included for present value of $28,979, included in the union labor contract to which the pensioners have right, such as: education and health (complementary plans and aid for health expenses) aid and pension contributions; the amount and amortization was:

	Totaly liability	Non-operating expenses	Operating expenses	Total 2005 expense
Seniority quote	6,015	4,953	56	5,009
Study aid	1,762	1,451	17	1,468
Health aid	21,202	17,460	197	17,657
Total	**28,979**	**23,864**	**270**	**24,134**
Percent of amortization		**82.35%**	**0.93%**	**83.28%**

The amortization for this liability was estimated in 82.35% (amortized percent of the actuarial computation at December 31, 2004) and recorded as non-operating expenses because of are related with prior years and 0.93% (increase of the amortization present in accordance with Decree 051 of 2003) of the current period as an operating expense in independent accounts to the actuarial computation.

Pending amortizable value will be recognized by the straight-line method until 2023, in accordance with the Company's amortization plan of the pension liability.

17.2 INCOME TAX

The reconciliation between accounting income and taxable income for 2004 and 2005 are as follows:

	2004 (*)	2005
Income before tax	216,532	240,456
Add – Items that increase net income:		
Tax monetary correction	76,147	56,456
Non-deductible provisions	6,865	18,925
Loss on Forward valuation	7,871	13,136
Dividends recived in cash (TRANSELCA participation)	12,974	21,321
Income from sale of fixed assets	3,032	-
Results from CAN operations	10,026	-
Non-deductible costs and expenses	45,372	23,692
Less – Items that decrease net income:		
Excess of depreciation and amortization	(123,868)	(59,473)
Additional depreciation expense and amortization for Axl Fiscal	(56,546)	(53,533)
Write-off and tax provision for accounts receivable	(5,873)	(2,904)
Recovery of provisions	(3,075)	(10,483)
Income from equity method	(2,348)	(20,634)
Non-taxable dividends and participations:	(12,963)	(5,691)
Cost of sold fixed assets	(4,818)	-
Income from appraisal of fixed income securities	(323)	323
Special deduction of real productive fixed assets	-	(31,216)
Other	(3,286)	(1,862)
Net income	**165,719**	**188,513**
Less – Tax exempt	(5,097)	(19,717)
Net taxable income	**160,621**	**168,796**
Income tax rate	35%	35%
Current income tax	56,217	59,079
10% surtax (1)	4,969	5,129
Total current taxes	**61,186**	**64,208**

(*) Reclassified for comparative effects. See note 3.12.

(1) Determining Surtax:

	2004	2005
Current income tax	**56,217**	**59,079**
Tax discounts	(6,531)	(7,784)
Net income tax	**49,686**	**51,295**
Surtax 10%	4,969	5,129

Net tax effect in the year's results is as follows:

	2004	2005
Current income tax	**56,217**	**59,079**
surtax expense	4,969	5,129
Debit deferred tax	(28,242)	(31,350)
Credit deferred tax	42,102	19,447
CAN country taxes	1,471	972
Net charge to income	**76,517**	**53,277**

Reconciliation between accounting and taxable equity at December 31 is as follows:

	2004	2005
Accounting equity	**2,655,899**	**2,786,702**
Add:		
Non-deductible provisions	93,087	105,525
Credit deferred tax	90,983	110,429
Monetary correction effect	533,620	605,387
Less:		
Accounting reappraisals	1,144,975	1,133,961
Equity participation	134,907	-
Debit deferred tax	57,314	84,823
Tax to preserve democratic security and others	9,774	6,516
Excess of tax depreciation of fixed assets	192,602	260,671
Excess of amortization of deferred charges and intangible assets	49,238	36,731
Total taxable equity	**1,784,779**	**2,085,341**

The following temporary differences generated a deferred tax liability for tax years ended December 31, 2004 and 2005:

	2004	2005
Credit deferred tax		
Excess of tax depreciation	192,602	260,671
Excess of tax amortization	49,238	36,731
Equity method	18,111	18,111
Total deferred tax basis	**259,951**	**315,513**
Income tax rate	35%	35%
Credit deferred tax amount	**90,983**	**110,429**

	2004	2005
Debit deferred tax		
Provision for accounts receivable	21,000	7,165
Accrued liabilities	1,334	26,387
Retirement pensions	35,690	24,606
Inflation adjustments	88,212	153,539
Forwards	17,351	30,487
Total deferred tax basis	**163,587**	**242,184**
Tax rate	35%	35%
Deferred tax	57,255	84,764
Branch's deferred tax	59	59
Debit deferred tax amount	**57,314**	**84,823**

Tax regulations applicable to the Company stipulate the following:

a) Taxable income is subject to a 35% income tax rate. As of 2004 and until 2006, such regulations set forth a surtax equivalent to 10% of the net income tax determined for each of these taxable years.

b) The basis to determine income tax cannot be lower than 6% of the Company's net tax equity on the last day of prior taxable year, cleared as established by tax regulations in force (imputed taxable).

c) As of 2004, income tax payers performing transactions with foreign related or associated parties are obligated, for income tax purposes, to determine their ordinary and extraordinary revenues, costs and deductions, assets and liabilities, considering for these transactions the prices and profit margins that would have been used in comparable transactions with or between non-related parties. At this time the Company's managements and its legal advisors have concluded the study for 2004, which did not require adjustments to the financial statements. Likewise, as a result of the continued study for 2005, the Company's managements and its legal advisors consider that no adjustment is required as a result of the mentioned study.

d) Law 863 of 2003 established that income tax payers could deduce 30% of the effective cash investments made only from productive real fixed assets. After applying this regulation and based on investments made by the Company in 2005, the periods net taxable income was decreased in $31.216.

f) During 2005, Decision 578 of the Andean Nations Community (CAN) was set-forth, which seeks to avoid double taxation of the income obtained in any of the country members, by using an exoneration mechanism; based on this decision and on the concepts issued by tax authorities, the income obtained in countries that are members of the Andean community are tax exempt.

In 2004 and 2005, ISA recognized the deferred tax credit to reflect the temporary differences in the inflation adjustments of non-monetary assets which were subject to depreciation. This is an application of accounting principles and not a tax accounting methodology. This process generated lower tax expense for the period, resulting in a decrease in taxes, in the amount of $22.864 (2004 - $30,874).

The income tax return for 2003 is subject to the review and approval of the tax authorities.

NOTE 18: OTHER LIABILITIES

The balance of other liabilities at December 31 was comprised as follows:

Other short-term liabilities	**2004**	**2005**
Collection from third parties – FAZNI, FAER and FESI	33,160	-
Deposits in guarantee – MEM	40,657	-
Collection from third parties – TIES	21,346	-
Delegated administration	21,303	33,974
Collection from applying MEM	7,817	-
Income received from advanced sales	5,240	884
Other minor	(369)	(160)
Total other short-term liabilities	**129,154**	**34,698**

	2004	**2005**
Other long-term liabilities		
Deferred taxes	90,983	110,429
Deferred income	46,356	50,351
Deposits received – withholding contracts	437	2,636
Other minor	3,770	3,222
Total other long-term liabilities	**141,546**	**166,638**

NOTE 19: SHAREHOLDERS' EQUITY

SUBSCRIBED AND PAID CAPITAL

Subscribed and paid capital at December 31 was distributed as follows:

Shareholders'	Number of shares	2004 Amount $ Millions	% Participation
Ordinary shares			
Government	569,472,561	18,679	59.2990%
Empresas Públicas de Medellín –EEPPM-	102,582,317	3,365	10.6819%
Empresa de Energía de Bogotá -EEB-	17,535,441	575	1.8261%
Central Hidroeléctrica de Caldas S.A. -CHEC-	1,460,366	48	0.1521%
Fondo de Pensiones Obligatorias Protección	28,177,314	924	2.9340%
Fondo de Pensiones Obligatorias Colfondos	12,509,059	410	1.3026%
Foreign investors	18,152,265	595	1.8902%
ISA ADR PROGRAM	4,285,000	141	0.446%
Other shareholders'	206,167,360	6,762	21,4682%
Outstanding subscribed capital	**960,341,683**	**31,499**	**100.0000%**
Reacquired own shares	17,820,122	585	
Total subscribed and paid capital	**978,161,805**	**32,084**	

Shareholders'	Number of shares	2004 Amount $ Millions	% Participation
Ordinary shares			
Government	569,472,561	18,679	59.2990%
Empresas Públicas de Medellín –EEPPM-	102,582,317	3,365	10.6819%
Empresa de Energía de Bogotá -EEB-	17,535,441	575	1.8261%
Fondo de Pensiones Obligatorias Protección	39,441,754	1,294	4.1071%
Fondo de Pensiones Horizonte	14,256,324	468	1.4845%
Fondo de Pensiones Obligatorias Colfondos	13,537,750	444	1.4097%
Foreign investors	12,035,460	395	1.2532%
ISA ADR PROGRAM	4,560,600	150	0.47621%
Other shareholders'	186,919,476	6,129	19,46229%
Capital outstanding shares	**960,341,683**	**31,499**	**100.0000%**
Own reacquired shares	17,820,122	585	
Total subscribed and paid shares	**978,161,805**	**32,084**	

CAPITAL SURPLUS

- **ADDITIONAL PAID-IN CAPITAL**

The additional paid-in capital is the excess of the sales price over the par value of the subscribed shares.

- **RECEIVED FOR PROJECTS**

This account represents amounts that the Government has delivered for the construction of the first circuit of the 500-kW line to the Caribbean Coast.

RESERVES

- **LEGAL RESERVE**

The law requires the Company to appropriate 10% of annual net income as a legal reserve until the balance of the reserve is equal to 50% of subscribed capital. This mandatory reserve may not be distributed prior to the liquidation of the Company, but may be used to absorb or reduce net losses. Any balance of the reserve in excess of 50% of subscribed capital is at the disposal of the shareholders.

- **RESERVE FOR PROVISIONS OF TAX LAW**

The General Meeting approved this reserve from net income, in compliance with Article 130 of the Tax Code, in order to obtain tax deductions for depreciation in excess of book depreciation. According to the regulations, this reserve may be released as, and when, the depreciation subsequently booked exceeds the depreciation charged each year for tax purposes, or the assets which generated the higher allowances are sold.

- **RESERVE FOR REACQUISITION OF OWN SHARES**

Shareholders´ meeting of March 22, 2001 approved a special reserve for the repurchase of own shares, held by the Closed Value Fund, which was created to add liquidity to ISA shares, for Ps8,500 This is a special fund to repurchase shares held by EEPPM for $38,100.

- **RESERVE TO REINFORCE EQUITY**

On March 26, 1999, the General Meeting approved this as a voluntary reserve in accordance with Article 47 of the Bylaws. This voluntary reserve was ordered so that the Company could retain its solid financial position, and maintain the financial indicators required by the rating agencies, in order to obtain the investment grade rating, and to comply with contractual commitments made with lenders. On March 2005, a dividend for $48,453 (2004 - $58,378) was approved to be distributed from this reserve.

- **RESERVE FOR REHABILITATION AND REPLACEMENT OF NATIONAL TRANSMISSION SYSTEM ASSETS**

The annual Shareholders meeting, held on March 30, 2000, approved a reserve of Ps24,933 for the rehabilitation and replacement of all the domestic transmission system assets, and as of March 18, 2002, they had approved an additional reserve of Ps12,502.

EQUITY REVALUATION

Inflation adjustments on equity accounts have been credited to this account, and charged to the income statement, they were recognized until December 31, 2000. This amount will not be distributed to Shareholders, but can be used to increase the net capital.

SURPLUS FROM EQUITY METHOD

Relates to the counterpart of investments equity variances made in subordinates, as a consequence of applying the equity method. See Note 3.3.

The variance in the equity method in 2005, regarding 2004, includes the translation effect of sol currency to US Dollars for $61,061, made by the affiliate in Peru.

NOTE 20: MEMORANDUM ACCOUNTS

The balance of memorandum accounts at December 31 was comprised as follows:

		2004	2005
Debtors			
Other contingent rights		54,138	54,443
Other debtor control memorandum accounts	(1)	460,803	-
Tax debtors	(2)	633,966	1,356,568
Total debtor memorandum accounts		**1,148,907**	**1,411,011**
Creditors			
Claims and lawsuits		858,523	841,184
Tax monetary corrections		480	-
Loans receivable		6	6
Hedging operations		-	6,213
Other contingent liabilities		183,483	177,546
Tax creditors	(3)	154,121	36,243
Other creditor control memorandum accounts		2,745	1,437
Total creditor memorandum accounts		**1,199,358**	**1,062,629**

(1) Balances transferred to XM

(2) Represents differences with accounting, which results from applying the inflation adjustment system for tax effects and differences in accounting and tax deductions to determine net income. In 2005, the tax cost for $673,552 was included for long-term investments.

(3) *Discloses the net effect of the year's monetary correction in the period's net income and the accounting and tax difference in liabilities.*

20.1 CLAIMS AND LAWSUITS

ISA currently appears as part, as a defendant, plaintiff or as an intervening third party, of judicial processes of administrative, civil and labor nature. It has been noted that any of the processes in which the Company appears as a defendant or as an intervening third party that could affect the Company's stability. Likewise, under its name the Company has performed the necessary legal actions to develop its corporate purpose and to defend its interests.

We proceed to detail the information related with legal actions in which the Company is currently involved:

a) At December 31, 2005, ISA has lodged a lawsuit against: Electrificadora del Atlántico, Electrificadora de Bolívar and Empresa de Energía de Magangué for delay interests of accounts for the use of STN and Bolsa de Energía, for $14,854 (2004 - $14,854).

b) ISA has lodged a civil lawsuit against Sistep Ltda and Aseguradora de Fianzas S.A., Trust, at the Civil Court No. 10° of Medellín, for USD1,936,618 plus $1,175 (2004 - $1,175), as a result of the incompliance in the delivery of equipment to the Yumbo and La Esmeralda substations, and to the prejudice that resulted from this and to the Trust of paying the compliance policy to ISA.

c) Cundinamarca Administrative Tribunal, first Section. The Superintendency of Public Utilities has been sued for Ps1,424 as a result of issuing administrative acts which impede ISA (ASIC) from exercising its rights to limit power supplies and the collection of billings for the account of EMPRESAS PUBLICAS DE CAUCASIA.

d) Administrative Tribunal of Antioquia, ISA has lodged a Nullity and Reestablishment lawsuit against the Tax authorities Dirección de Impuestos y Aduanas Nacionales -DIAN, for $4.780, related with delay interests in favor of ISA, given that they did not timely receive the income tax paid in excess in 1995. The process is currently awaiting sentence from the Tribunal.

e) ISA lodged a lawsuit at the Administrative Tribunal of Antioquia, by Resolutions 1233 and 1234 of 2001, by which the Municipality of San Carlos requested the payment of the public space occupation and disturbance for $1.839 and $554 of 2000 and 2001, respectively. The first process is awaiting sentence at the Tribunal and the second is in the second phase at the State Council, after a resource was lodged by the Municipality against the favorable sentence awarded to ISA during the first phase.

f) Flores III LTDA & CIA. S.C.A. E.S.P. lawsuit. Case 064, Nullity and reestablishment right process, plaintiff Flores III Ltda. and Cia. S.C.A-E.S.P, defendants: The Nation- Ministry of Mines and Energy, CREG, ISA and Electrificadora del

Caribe S.A. E.S.P . Pretensions: Declare nullity of Resolution 031 of July 22, 1999 of CREG, by which the appeal of Electricaribe S. A. was accepted, exonerating the company from paying amounts invoiced by ISA for the restriction that resulted in the autotransformer 220-110 kV, and of the presumptive administrative writ resulting from the administrative silence, regarding the direct revocation request of the above Resolution, and sentences the amount of $2,343 (2004 - $2,343).

g) TERMOCANDELARIA is currently taking legal action against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and redress of Rights against ISA, the Nation, the Ministry of Mines and Energy the CREG, in the amount of Ps20,794 (2004 - $20,794), by application of resolutions CREG 077 and 111 of 2000, have been filed

h) CENTRAL HIDROELECTRICA DE BETANIA S.A.E.S.P. is taking legal action against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of $54,598 (2004 - $54,598) and USD 15,373,890, for charges of capacity, by application of resolutions CREG 077 and 111 of 2000, have been filed.

i) EMGESA S.A. E.S.P. is taking legal actions against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of Ps193,662 (2004 - $193,662) and USD 82.4 million, by applying Resolutions CREG 077 and 111 of 2000.

j) CHIVOR S.A. E.S.P. has sued in the Administrative Tribunal of Antioquia for Administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy, in the amount of $89,008 (2004 - $89,008) and USD 32.5 million, for capacity charges, Resolutions CREG 077 and 111 of 2000.

k) PROELECTRICA & Cia S.C.A. E.S.P. has sued in the Antioquia Administrative Tribunal for nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and CREG in the amount of $9,207 (2004 - $9,207), by applying Resolutions 034 and 038 of 2001.

l) TERMOTASAJERO S.A. E.S.P. is taking legal actions in the Administrative Court of Antioquia for administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of $128,848 (2004 - $128,848), by applying Resolution 034 and 038 of 2001 of CREG.

The lawsuits for application and charges against ISA as the Administrator of the Commercial Settlement System (ASIC) of CREG's Resolutions No 077 and No 111 of 2000, correspond to the change in methodology by CREG for its calculation, which according to the plaintiff companies, will prejudice them. The same happens with Resolution No 034 and 038 of 2001, the agents consider that this act considerably lowers their income. As a result of the above and ISA, as representative of third parties in these transactions, which in principal, its equity will not be at stake in those legal processes. According to the legal and technical analysis, ISA has enough arguments to consider that it will be exonerated from these processes, given that as Administrator of the Commercial Interchange System it should have applied the CREG regulations, function of which it could not be exonerated. Invoices and resolutions issued by ISA in order to solve the replacement resources lodged by brokers, strictly comply with the aforementioned resolutions; therefore, these may not be the causes of the supposed allegations made by the plaintiffs. Eventually, in case there are negative results, ISA could request compensation or matching of accounts between the transactions of the market brokers, which would not affect the Company's equity.

m) Gomez Cajiao y Asociados, has a contractual lawsuit, requesting the nullity of granting writ and of public bidding C002 and the nullity of contract BL98 and to reestablish the right as proponent for $ 2,000 (2004: $2,000),

n) Empresas Publicas de Medellin, nullity and reestablishment right against the Nation – Ministry of Mines – CREG, for the registration of commercial frontiers and have pretensions for $ 947 (2004: 947).

o) Claudia Andrea Córdoba and Fabiana Zanín Córdoba, have lodged a civil contractual liability lawsuit due to the accident of a family member during a contract for $4,000 (2004: 4,000).

There are other labor, civil and administrative lawsuits, related with the normal course of operations, which are pending to be sentenced at December 31, 2005, for approximately $295 (2004 - $295).

The Company's management and its legal advisors consider that the possibility of loss from these lawsuits is remote.

20.2 GUARANTEES IN FORCE

At year-end 2005 the following bank guarantees were in force:

a) Guarantees created in 2003, as a support for the affiliates of ISA Peru, and REP in order to contract loans and to comply with concession contracts.

Ensured affiliate	Beneficiary of the guarantee	AMOUNT (USD)	COMMISION COLOMBIAN ENTITY	ANNUAL COMIS. (%)	Corresp. Bank	ANNUUAL CORRESP COMMIS (%)	INITIAL DATE	MATURITY	OBJECT
ISA Perú	CitibankPerú	852,973	Corfivalle	1.80%	UBS AG (Stamford)	1.50%	29/8/05	29/8/06	Compliance with debt service of IFC and FMO credit
REP	Banco Continental	734,129	Bancolombia	1.50%	Banco de Crédito del Perú	1.25%	15/9/05	15/9/06	Ensure compliance for the payment of the third quarter's debt with the Union of Banco Continental and Banco de Crédito del Perú

b) Guarantees incorporated in development of the offer and granting of the UPME 01 and 02 projects of 2003:

Ensured affiliate	Beneficiary of the guarantee	AMOUNT (USD)	COMMISION COLOMBIAN ENTITY	ANNUAL COMIS. (%)	MATURITY	OBJECT
ISA (UPME 1)	UPME	13,720,000	Bancolombia	2.50%	oct-07	Compliance guarantee UPME 1
ISA (UPME 2)	UPME	21,660,000	BBVA	2.50%	oct-07	Compliance guarantee UPME 2

Additionally, there was a guarantee in force that was incorporated in 2004 in which ISA supports Flycom Comunicaciones S.A. E.S.P.'s obligations of payments of the financial leasing operations and infrastructure leasing granted by Leasing de Crédito. The amount is for $1.568 MM, related with 75.04% of the complete operation. This guarantee will be in force until September 17, 2013.

Guarantees that required authorizations were previously approved by ISA's Board of Directors and by the entities that regulate Public Debt.

20.3 DELEGATED ADMINISTRATION FOR THE COMMERCIAL SETTLEMENT SYSTEM

According to Resolution 024 of 1995, the Energy and Gas Regulation Committee – CREG -, made ISA responsible for the Administration of the Commercial Interchange System – ASIC. Therefore, the Company has the responsibility of registering long-term energy contracts; liquidation, invoicing, collection and payment of energy transactions made at stock exchange by the generators and traders; maintenance of required system information and software; and of the development of financial guarantees and for applying the supply limitation procedure.

As remuneration for these activities, ISA invoices, a value regulated by the Commission, to the generator and trader brokers of the wholesale energy market. Resolution 116 of December 18, 2003, sets-forth the Regulated Income per concept of services rendered by CND, ASIC and LAC for 2004. ISA is not responsible for the credit risk of stock exchange transactions.

As of October 1, 2005, these functions are made through subordinate XM, Compañía de Expertos en Mercados S.A.ESP.

NOTE 21: OPERATING INCOME

Income from services granted by the Company per concept of : Transmission of Electric Energy (use of STN), connection to the National Transmission System and of services related with Service of Transporting Energy (administration of operation and maintenance, specialized technical services, special studies, availability of infrastructure and project management) that come from the following clients:

	2004	2005
CODENSA	90,766	92,880
EPM.	90,599	86,665
ELECTRICARIBE	51,733	54,857
ELECTROCOSTA	46,203	50,134
EMCALI	34,278	38,593
ISAGEN	36,647	37,443
EMGESA	34,562	36,335
CORELCA	15,907	16,003
Other clients with invoicing less than 5% of the total	311,511	295,371
Total operating income	**712,206**	**708,281**

NOTE 22: OPERATING COSTS

Operating costs for the years-ended December 31 are detailed as follows:

		2004 (*)	2005
Personnel expenses		51,150	47,691
Fees		1,945	2,090
Taxes		59,075	60,440
Rentals		713	817
Insurance		11,829	10,124
Utilities		13,370	12,379
Materials and maintenance		20,468	23,755
Environment and social		3,571	2,720
Communications		3,105	2,508
Advertising, prints and publications		394	527
Miscellaneous	(1)	16,543	6,813
Operating costs before depreciation, amortizations and transfers		**182,163**	**169,864**
Depreciation		89,917	82,589
Amortization		5,638	5,784
Transfers		2,131	2,757
Depreciations, amortizations and transfers		**97,686**	**91,130**
Total operating costs		**279,849**	**260,994**

(*) Reclassified for comparative effects. See Note 3.12

(1) For 2004 miscellaneous includes sales costs of Energy Transporting services for $11,617, which in 2005 are distributed in different items for a total of $11,771.

The following chart details a summary of the total operating costs detailing capitalization expenses:

	2004			2005		
	Total	**Capitalized/ assigned(1)**	**Net**	**Total**	**Capitalized/ /assigned (1)**	**Net**
Operating costs before depreciation, amortization and transfers	186,474	(4,311)	182,163	174,814	(4,950)	169,864
Depreciation and amortization	95,907	(352)	95,555	88,373	-	88,373
Transfers	2,131	-	2,131	2,757	-	2,757
Total operating costs	**284,512**	**(4,663)**	**279,849**	**265,944**	**(4,950)**	**260,994**

(1) Amount capitalized to studies, projects and those assigned for the recovery of towers

NOTE 23: ADMINISTRATIVE EXPENSES

Administrative expenses at December 31 were comprised as follows:

		2004 (*)	**2005**
Personnel expenses		31,659	46,453
Fees		3,103	3,327
Taxes		405	1,480
Rentals		50	164
Insurance		601	708
Utilities		2,528	4,881
Material and maintenance		534	1,263
Communications		246	287
Advertising, prints and publications		2,881	2,932
Miscellaneous	(1)	3,747	12,866
Administrative expenses before depreciation, amortization and transfer		**45,754**	**74,361**
Provisions		13,238	3,485
Depreciations		1,494	5,981
Amortizations		1,071	2,694
Total provisions, depreciations, amortizations		**15,803**	**12,160**
Total Administrative expenses		**61,557**	**86,521**

(*) Reclassified for comparative effects. See Note 3.12

(1) For 2004, miscellaneous includes sales costs for services of Agreements with affiliates for $1,943, which for 2005 are distributed in different items for a total of $2,668. 2005 includes amortization studies ($9,730) due to the participation in international biddings.

The following chart details a summary of the total administrative costs detailing capitalization expenses:

	2004			2005		
	Total	Capitalized/ assigned(1)	Net	Total	Capitalized/ /assigned (1)	Net
Administrative expenses before provisions, depreciation and amortization	45,754		45,754	75,694	(1,333)	74,361
Provision, depreciation, amortization	15,803		15,803	12,160		12,160
Total Administrative expenses	**61,557**		**61,557**	**87,854**	**(1,333)**	**86,521**

(1) Amount capitalized for studies, projects and assigned to recover collapsed towers.

TOTAL OPERATING COSTS AND EXPENSES

The following chart details the total operating costs and expenses for 2004 and 2005:

	2004 (*)	2005
Personnel expenses	82,809	94,144
Fees	5,048	5,417
Taxes	59,480	61,920
Rentals	763	981
Insurance	12,430	10,832
Utilities	15,898	17,260
Material and maintenance	21,002	25,018
Environment and social	3,571	2,720
Communications	3,351	2,795
Advertising, prints and publications	3,275	3,459
Miscellaneous	20,290	19,679
Costs and expenses before provisions, depreciations and transfers	**227,917**	**244,225**
Provisions	13,238	3,485
Depreciations	91,411	88,570
Amortizations	6,709	8,478
Transfers	2,131	2,757
Total provisions, depreciations, amortization and transfers	**113,489**	**103,290**
Total operating costs and expenses	**341,406**	**347,515**

(*) Reclassified for comparative effects. See Note 3.12

The Company in 2005, to record operating or production (Class 7) costs and sales costs (Class 6), used costing methods and procedures established in Resolution 001417 of 1997 set-forth by the Superintendency of Domicilary Utilities.

Costing system is known as "Costing Based on Activities", which tends to have a correct relation of operating or production costs, with a specific service, or group of services or a Business Unit, by identifying each activity, the use of a constructor or distribution basis and its reasonable measure.

This system considers that each administrative responsibility accrued expense should be assigned to the Business or Service Unit in accordance with the activities (support process) developed for these areas.

NOTE 24: NON-OPERATING INCOME (EXPENSES)

Non-operating income (expenses) at December 31 was comprised by:

		2004	2005
Financial income			
Interests			
Over mature accounts receivable		4,788	466
Over loans		3,055	7,287
Monetary readjustment yields		2,298	2,984
Investment reappraisal		5,342	5,023
Commercial discounts		389	500
Miscellaneous		619	645
Total interests and other		**16,491**	**16,905**
Exchange difference			
Assets		759	1,351
Cash		8,673	910
Foreign investments		411	633
Accounts payable		1,097	612
Financial obligations		76,405	31,389
Hedging operations		-	21,755
Total exchange difference		**87,345**	**56,650**
Total financial income		**103,836**	**73,555**
Extraordinary income			
Indemnities		45	779
Subordinate participation		12,144	36,398
Recoveries	(1)	4,853	36,715
Income from prior year		4,567	944
Excess of inventories and projects		2,308	-
Other		837	2,515
Total extraordinary income		**24,754**	**77,351**
TOTAL NON-OPERATING INCOME		**128,590**	**150,906**

(1) 2005 includes $25,206 per effect of Legislative Writ 001 of 2005, which eliminated special retirement pension regimes and $9,775 for the recovery of the provision for income tax 2004.

Non-operating expenses for years-ended December 31 were comprised by:

		2004	2005
FINANCIAL			
Interests and commissions			
Over financial obligations		41,011	23,468
Interests and commissions over bonds		73,956	88,218
Hedging operations		15,162	14,422
Over other obligations		602	145
Administration of security issuance		8,626	7,696
Loss from valuation and sale of investments		1,651	771
Miscellaneous		1,782	1,648
Total interests, commission and other		**142,790**	**136,368**
Exchange difference			
Assets		21,680	5,424
Foreign investment		15,111	7,235
Accounts payable		675	342
Financial obligation		1,189	11,727
Hedging operation		57,188	50,379
Total exchange difference		**95,843**	**75,107**
TOTAL FINANCIAL EXPENSES		**238,633**	**211,475**
OTHER EXPENSES			
Loss from tower damages and other extraordinary repairs	(1)	12,433	15,342
Loss from participation in subsidiaries		9,796	15,792
Loss from decrease of shares		491	477
Other expenses associated to LP investments		2,066	1,227
Other		1,734	1,596
Total extraordinary expenses		**26,520**	**34,434**
Prior year adjustments	(2)	17,705	25,307
TOTAL OTHER EXPENSES		**44,225**	**59,741**
TOTAL NON-OPERATING EXPENSES		**282,858**	**271,216**

(1) During 2005 and 2004, the Company was affected by terrorist attacks made to the electric infrastructure, which implies to assume extraordinary expenses for its recovery, including personnel expenses related with this work.

(2) 2004 includes $12,536, equivalent to 40% of the greater income tax of taxable year 2002. 2005 includes $23,864 related with the percent value for future payments of health, education benefits and seniority contributions to pensioned employees that have not been provisioned in previous years (See Note 16.1).

NOTE 25: ACCOUNTING CLEARANCE EFFECTS

The following charts details the accounting clearance effects for 2005:

TOPIC	COMPLIANCE	VALUE	OBSERVATION
INVENTORIES WITH FIXED ASSET CHARACTERISTICS	Dec-05	28,987	Inventories related with fixed assets in operation. Implicated accounting reclassification: Fixed assets / Inventories. (Clearance Committee, Minute No 6 of December 27/05).
DISCOUNTABLE VAT WITH ASSET CHARACTERISTICS	Dec-05	3,049	Transfer associated assets as greater expense (Minute of agreement to record accounting reclassification at December -05).
INTERVENED COMPANIES (Client account receivable)	IN PROCESS	9,995	Totalmente provisioned (Capital and Interests). Board of Directors decision regarding ELECTROCHOCÓ and ELECTRIBOL, according to Minute No 631 of December 16 -05.
IMPRODUCTIVE ASSETS	IN PROCESS	2,323	Appraisal Value $1,664 million. Directors,MinuteNo631ofDecember16-05.
PENSIONAL PART QUOTAS	IN PROCESS	1,469	Totally depreciated. Contract external attorney who handles processes of recovery.
PENDING RESPONSIBILITIES (Administrative investigations).	Dec-05	12	Damaged returned items from contractors. The Administrative investigation process ended as informed in the legal representation letter of December 15 -05.
OTHER ACCOUNTS RECEIVABLE	Dec-05	271	Lands, equipment and licenses delivered to ISAGÉN regarding the spin-off process. Board of Directors Minute No 631 of December 16, 2005, authorizated the accounting clearance of this account receivable.
OTHER ACCOUNTS PAYABLE	IN PROCESS	27	Mortgaged suppliers

NOTE 26: FINANCIAL INDICATORS

Some financial indicators at December 31 are as follows:

	2004	2005
ASSETS PROFITABILITY Operating income/net average of fixed assets in service (%)	11.66%	11.27%
EQUITY PROFITABILITY Income /average equity (Accounting income) (%)	5.54%	6.88%
EBITDA/ operating interests (times)	3.76	3.81
EBITDA/ long-term debts (times)	0.42	0.43
DETAIL OF EXPENSES AOM - STE (%) (AOM expenses/ net exploitation income)*100	21.42%	24.35%
LIQUIDITY Current asset/ current liabilities	73.89%	65.08%
INDEBTEDNESS Liabilities / Assets	41.31%	38.48%

NOTE 27: TRANSACTIONS WITH RELATED PARTIES

The main balances and transactions with related parties during 2004 and 2005 are:

	2004	2005
Balances		
Equity investments		
Transelca	368,243	413,578
Internexa	108,845	98,613
Flycom	15,453	5,550
ISA Perú	13,353	18,493
REP	81,517	100,996
ISA Bolivia	31,336	27,201
XM Compañía de Expertos en Mercados	-	14,818
EPR	-	10,284
Debtors		
Transelca	136	34
Internexa	6,518	1,116
Flycom	13,289	34,825
ISA Perú	81	495
REP	9,512	7,614
ISA Bolivia	6,197	4,391
XM	-	2,756
Accounts payable		
Transelca	88,737	139,221
Flycom	648	356
ISA Perú	3	9
REP	82	60
XM	-	293
Equity transactions		
Dividends received		
Transelca	12,196	5,594
REP	-	15,642
ISA Perú	766	94
	2004	**2005**
Transactions related with results		
Income		
Transelca	288	827
Internexa	5,662	7,016
Flycom	1,452	3,626
ISA Perú	1,353	2,851
ISA Bolivia	-	1,435
REP	3,240	3,263
XM	-	584
Expenses		
Transelca	2,412	7,264
Internexa	4,347	8
Flycom	2,310	5,740
XM	-	2
ISA Perú	62	13
REP	370	1,090
ISA Bolivia	-	62
Administrators		
Board of Director's Fees	186	285

Since January 1, 2004, the application of transfer pricing, introduced by Law No 788, of December of 2002, was initiated. This law states that transactions with subsidiaries or related parts brought into the country from abroad, should be priced at fair market value, the same as if they were dealing with third or independents parties.

NOTE 28: SUBSEQUENT EVENTS

No relevant issues were discovered from the time of the closing of the Financial Statements on December 31, 2004, that would materially affect the financial situation of the Company.

PRICEWATERHOUSECOOPERS

STATUTORY AUDITOR'S REPORT

To the Shareholders of
Interconexión Eléctrica S. A. E.S.P.

February 15, 2006

I have audited the accompanying balance sheets of Interconexión Eléctrica S. A. E.S.P. as of December 31, 2005 and the related statements of income, of changes in shareholders' equity, of changes in the financial position and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management, since they reflect its performance; my responsibilities include auditing them and expressing an opinion thereon. The financial statements of Interconexión Eléctrica S. A. E.S.P. for 2004 were audited by another statutory auditor, who in their report of February 25, 2005, expressed an unqualified opinion of the same.

I obtained the information necessary to comply with my statutory audit function and I conducted my examinations in accordance with auditing standards generally accepted in Colombia. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements present fairly the financial position and the results of the operations. An audit includes, among others things, examining, on a test basis, evidence supporting the amount and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audits provide a reasonable basis for the opinion on the financial statements which I express in the following paragraph.

In my opinion, the aforementioned financial statements audited by me, which were faithfully taken from the accounting books, present fairly the financial position of Interconexión Eléctrica S. A. E.S.P. at December 31, 2005 and the results of its operations, the changes in its financial position and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Colombia for companies under the surveillance of the Colombian General Accounting Office and of regulations of the Public Domicile Utilities Superintendency, as indicated in Note 3 to the financial statements, applied on a consistent basis with the prior year.

Based on the results of my remaining statutory audit work, it is also my opinion that during 2005 the Company's books were kept in conformity with legal requirements and sound accounting techniques; the transactions recorded in the books and the acts of administrators complied with the bylaws and the decisions of the Shareholders' Meeting and the Board of Directors; the correspondence, the accounting vouchers and the minutes books and share register were properly kept and safeguarded; adequate measures were observed with respect to internal control and the preservation and custody of the Company's assets and those of third parties in its possession; the contributions to the Integral Social Security System were properly computed and paid on a timely basis; the financial information contained in the management report agrees with that included in the accompanying financial statements. Likewise, I inform that the Company is not subject to the compliance of regulations established in External Circular No. 0010 of 2005, by which the Financial Superintendency established mandatory mechanisms to prevent and control money laundry resulting from illicit activities through the securities market, given to the placement of public debt bonds and the issuance of shares were made by brokers under the surveillance of the Financial Superintendency, who are responsible for applying these regulations.

Carlos Enrique Gordillo B.
Statutory Auditor
Tarjeta Profesional N°. 33537-T

SPECIAL REPORT ON TRANSACTIONS WITH AFFILIATE COMPANIES

In millions of pesos

In compliance with Article 29 of Law 222 of 1995 and given the existence of the Economic Group, we present to the Stockholders' Meeting the special report on the economic relationships with the Group's companies during 2005 that have been guided and coordinated by the Parent Company, Interconexion Electrica S.A. E.S.P.

The Company was registered as Economic Group in the Mercantile Register of the Medellin Chamber of Commerce in October 2001. For such effects, the Parent Company is Interconexion Electrica S.A. E.S.P. and the subordinate companies are TRANSELCA S.A. E.S.P., Interconexion Electrica ISA Peru S.A., Red de Energia de Peru S.A., Interconexion Electrica ISA Bolivia S.A. E.S.P., XM Compañia de Expertos en Mercados S.A. E.S.P., INTERNEXA S.A. and FLYCOM Comunicaciones S.A. E.S.P.

Commercial transactions carried out during 2004 and 2005 among the Economic Group companies, either directly or indirectly, abide by the provisions of Law 788 regarding transfer prices in application since January 1st 2004. These transactions correspond mostly to sales and purchases of services, and loans among related parties.

The Parent Company updates investments in the subordinates by application of the equity method, after homologating accounting rules and practices applicable to the Parent Company and translating of financial statements into Colombian pesos with the United States Dollar as reference currency.

The Group's financial information is consolidated through the global integration methodology, according to which, significant balances and transactions between the Parent Company and the subordinates are eliminated, and minority interests corresponding to equity and the results of the period are recognized and presented in the consolidated financial statements.

Main balances and transactions with affiliates during 2004 and 2005 were:

	2004	2005
From the Balance Sheet		
Equity Investments		
TRANSELCA	368,243	413,578
INTERNEXA	108,845	98,613
FLYCOM	15,453	5,550
ISA Perú	13,353	18,493
REP	81,517	100,996
ISA Bolivia	31,336	27,201
XM Compañía de Expertos en Mercados	-	14,818
EPR	-	10,284
Receivables		
TRANSELCA	136	34
INTERNEXA	6,518	1,116

FLYCOM	13,289	34,825
ISA Perú	81	495
REP	9,512	7,614
ISA Bolivia	6,197	4,391
XM	-	2,756
Accounts payable		
TRANSELCA	88,737	139,221
FLYCOM	648	356
ISA Perú	3	9
REP	82	60
XM	-	293
Equity transactions		
Dividends received		
TRANSELCA	12,196	5,594
REP	-	15,642
ISA Perú	766	94

	2004	**2005**
Transactions related to the income statement		
Revenues		
TRANSELCA	288	827
INTERNEXA	5,662	7,016
FLYCOM	1,452	3,626
ISA Perú	1,353	2,851
ISA Bolivia	-	1,435
REP	3,240	3,263
XM	-	584
Expenses		
TRANSELCA	2,412	7,264
INTERNEXA	4,347	8
FLYCOM	2,310	5,740
XM	-	2
ISA Perú	62	13
REP	370	1,090
ISA Bolivia	-	62
Managers		
Board of Directors Fees	186	285

CERTIFICATION OF COMPLIANCE WITH INTELLECTUAL PROPERTY AND COPYRIGHT REGULATIONS

The undersigned Legal Agent and Information Director of INTERCONEXION ELECTRICA S.A. E.S.P., in compliance with Article 1 of Law 603 of 2000,

Certify:

a. That the corporation complies with all regulations regarding intellectual property and copyright, and that all software used is legal and the rights to use it have been paid for, either through purchases, usage licenses, or assignments. Supporting documents can be found at our Central Archives.

b. That the Information Direction of the Corporation carries an inventory of all software used and controls its installation according to the license purchased.

c. That in accordance with corporate policies and institutional guidelines, employees are bound to observe all regulations regarding intellectual property and copyrights.

Javier G. Gutiérrez P.
General Manager

Olga Lucía López M.
Information Director

REFERENCES

ACOLGEN:	Asociacion Colombiana de Generadores (Colombian association of generators)
AOM:	Administration, Operation and Maintenance Expenses
ASIC:	Administrator of the Commercial Settlement System
BRL:	Brazilian Real
CAN:	Andean Community of Nations
CGN:	Colombian General Accounting Office
CND:	National Dispatch Center
COP:	Colombian pesos
CRD:	Regional Dispatch Center
CREG:	Energy and Gas Regulatory Commission
CFO:	Dark Fiber Cable
DIAN:	Colombian Customs and Tax Administration
EPR:	Empresa Propietaria de la Red
ETECEN:	Empresa de Transmision Electrica Centro Norte S.A.
FAER:	Financial Support Fund for the Electrification of Interconnected Rural Areas
FAZNI:	Financial Support Fund for Non-Interconnected Areas
FOES:	Social Energy Fund
JPY:	Japanese Yen
LAC:	Settling and Clearing of Accounts
MEM:	Wholesale Electricity Market
REP:	Red de Energia del Peru
SAC:	South American Crossing
SIC:	Commercial Settlement System
STE:	Energy Carrier Services
STN:	National Transmission System
UAV:	Unit of Account
UPME:	Mining and Energy Planning Unit
US$:	United States dollar

GRUPO

ISA

ISA
Main Offices
Calle 12 Sur No. 18 -168
Medellin - Colombia
Telephone: +57(4) 325 22 70
Fax: +57(4) 317 08 48
http:// www.isa.com.co
E-mail: isa@isa.com.co

Shareholder Service Offices:
Calle 12 Sur No. 18- 168
Bloque 3 - piso 2, Medellin - Colombia
Telephone: +57(4) 325 22 70 Ext. 74 979
Shareholder Service: 01 8000 11 5000 and +57(4) 360 24 72

Cra. 69 No. 25 B 45 Of. 1002, Bogota - Colombia
Telephone: +57(1) 416 55 96 Ext. 71706

AFFILIATES

POWER SECTOR

XM, Compañia de Expertos en Mercados
Main Offices
Calle 12 Sur Nº. 18-168 Bloque 2
Medellin, Colombia
Telephone: + 57 (4) 317 22 44
Fax: + 57 (-4) 317 08 33
Customer Service: + 57 (4) 317 29 29
www.xm.com.co
E.mail: info@xm.com.co

TRANSELCA
Main Offices
Carrera 55 No. 72-109
Piso 10, Centro Ejecutivo II
Barranquilla, Colombia
Telephone: +57(5) 371 72 00
Fax: +57(5) 3 71 72 82
www.transelca.com.co

Rep de Energía del Perú -REP-
Main Offices
Avenida Canaval y Moreyra 522,
Piso 11, San Isidro, Lima 27
Peru
Telephone: +51(1) 712 66 00
Fax: 51(1) 712 68 40
www.rep.com.pe
E-mail: rep@rep.com.pe

ISA PERÚ S.A.
Main Offices
Avenida Canaval y Moreyra 522, Piso 11
San Isidro, Lima 27
Peru
Telephone: +51(1) 712 67 83
Fax: 51(1) 712 68 85

ISA Bolivia
Main Offices
Urubo - Puerto Ichilo
Santacruz - Bolivia
Telephone: +59(13) 370 13 23/24/25
Fax: +59(13) 312 11 34

TELECOMMUNICATIONS SECTOR

INTERNEXA
Main Offices
Calle 12 Sur No. 18 -168 Bloque 5
Medellin, Colombia
Telephone: +57(4) 317 11 11
Fax: +57(4) 317 22 00
http://www.internexa.com
E-mail: info@internexa.com
Customer Service: 018000 9145 43

FLYCOM
Main Offices
Calle 12 Sur No. 18 -168 Bloque 5
Medellin, Colombia
Telephone: +57(4) 317 41 41
Fax: +57(4) 317 20 50
www.flycom.net
E-mail: info@flycom.net
Customer Service: 01 8000 42 41 41



GRUPO

ISA

WE LINK COUNTRIES WITH ENERGY



VOLUME II
ANNUAL R
20
GRUPO
ISA

V I S I O N

In the year 2006, ISA will be recognized as Latin America's most efficient economic group in the provision of administration, operation and transport services in power markets integrated with telecommunications services.

M I S S I O N

Our mission as an economic group is to provide administration, operation and transport services in power markets integrated with telecommunications services, and grow profitably, so as to generate value to our shareholders.

We act with social responsibility and ethics based upon the integral development of our people and committed to the sustainable future and well being of our society.

Our success stems from our commitment to excellence and relentless efforts to build solid business relations with both customers and suppliers.

ANNUAL REPORT 2005

GRUPO ISA





CONSOLIDATED FINANCIAL STATEMENTS

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2004 AND 2005

Amounts expressed in million of Colombian pesos, except for net income from shares expressed in Colombian pesos)

	Notes	2004(*)	2005
OPERATING REVENUE	(20)		
Energy transmission services		840,780	846,350
Connection charges		95,167	102,405
CND dispatch and coordination (Centro Nacional de Despacho)		22,627	24,789
MEM services (STN, SIC, SDI)		32,377	21,633
Telecommunications		64,364	70,630
Conexus activities		17,266	10,688
		1,072,581	**1,076,495**
OPERATING COSTS AND EXPENSES			
Operating costs	(21)	314,600	374,871
Adminitrstive expenses	(22)	261,187	213,557
		575,787	**588,428**
Operating income		**496,794**	**488,067**
NON-OPERATING INCOME (EXPENSES)	(23)		
Non-operating income		150,834	170,204
Non-operating expenses		(397,220)	(365,868)
Non-operating loss		**(246,386)**	**(195,664)**
Income before taxes		**250,408**	**292,403**
Provision for income tax	(16.2)	(103,554)	(69,475)
Income before minority interests		**146,854**	**222,928**
Minority interests		**5,178**	**22,670**
Net income		**141,676**	**200,258**
Net income per share		**148**	**209**

See notes accompanying financial statements
(*) Reclassified for comparative effects. See Note 3.13

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 17, 2006)

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2004 AND 2005
(Amounts expressed in millions of Colombian pesos)

	NOTAS	2004(*)	2005
ASSETS			
CURRENT ASSETS			
Cash	(5)	176,286	227,789
Tradable investments	(5)	148,805	115,414
Accounts receivable - net	(7)	217,137	261,235
Inventories	(8)	14,916	14,564
Deferred charges and other assets	(10)	13,831	25,119
Total Current assets		**570,975**	**644,121**
NON-CURRENT ASSETS			
Long-term investments	(6)	14,714	42,863
Long-term accounts receivable	(7)	89,228	66,768
Inventories	(8)	63,868	35,594
Properties, plant and equipment - net	(9)	2,712,604	2,930,936
Deferred charges and other assets	(10)	792,731	870,545
Reapparaisals	(11)	1,298,221	1,282,216
Total Non-current assets		**4,971,366**	**5,228,922**
Total assets		**5,542,341**	**5,873,043**
Memorandum accounts			
Debit	(19)	1,375,835	2,086,736
Credit	(19)	1,993,976	1,876,856

See notes accompanying financial statements
(*) Reclassified for comparative effects. See Note 3.13

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 17, 2006)

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2004 AND 2005
(Amounts expressed in millions of Colombian pesos)

LIABILITY AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Oustanding bonds	(12)	-	142,434
Financial obligations	(13)	192,621	142,652
Accounts payable	(14)	153,757	189,133
Labor liabilities	(15)	9,993	10,980
Accrued liabilities and provisions	(16)	94,951	101,282
Other liabilities	(17)	129,154	165,095
Total Current liabilities		**580,476**	**751,576**
LONG-TERM LIABILITIES:			
Outstanding bonds	(12)	1,181,570	1,021,465
Financial obligations	(13)	502,638	591,726
Accounts payable	(14)	23,038	31,533
Labor liabilities	(15)	951	869
Accrued liabilities and provisions	(16)	130,724	126,794
Other liabilities	(17)	159,038	188,452
Total Long-term liabilities		**1,997,959**	**1,960,839**
TOTAL LIABILITIES		**2,578,435**	**2,712,415**
MINORITY INTERESTS		**320,733**	**374,398**
SHAREHOLDERS' EQUITY:			
Subscribed and paid capital	(18)	32,084	32,084
Capital surplus		350,540	350,545
Reserves		228,088	266,308
Priori year results		(13,076)	(13,080)
Net income		141,676	200,258
Exchange difference from translation		(1,311)	(471)
Equity revaluation		652,539	652,539
Surplu from reappraisals		1,144,975	1,133,961
Surplus from participation method		107,658	164,086
TOTAL SHAREHOLDERS' EQUITY:		**2,643,173**	**2,786,230**
Total liability, Minority interests and Sharehoplders' equity		**5,542,341**	**5,873,043**
Memorandum accounts			
Credit	(19)	1,993,976	1,876,856
Debit	(19)	1,375,835	2,086,736

See notes accompanying financial statements
(*) Reclassified for comparative effects. See Note 3.13

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 17, 2006)

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR-ENDED DECEMBER 31, 2004 AND 2005
(Amounts expressed in million of Colombian pesos, except for par value of shares expressed in Colombian pesos)

		Capital Surplus			Reserves										
	Subscribed and paid capital	Additional paid-in capital	Received from works	Total	Legal	From tax regulations	Reserve for Repurchase of shares	To reinforce equity	To rehabilitate and replace STN assets	To pay dividends	Total	Retained earnings	Equity revaluation	Surplus from revaluation and Participation method	Total
Balance at December 31, 2003	**32,084**	**332,744**	**17,381**	**350,125**	**16,042**	**-**	**51,706**	**133,162**	**37,435**	**-**	**238,345**	**66,937**	**652,539**	**1,042,561**	**2,382,591**
Transfer approved by the General Shareholders' Meeting						53,227	(5,106)	(58,378)		63,967	53,710	(53,227)			483
Payment of dividends to the Nation at $96 per share, liquidated over 960,341,683 ordinary shares paid in four quarterly installments in April June and October 2004 and January 2005										(63,967)	(63,967)	(28,226)			(92,193)
Collection from the additional paid-in Capital receivable		415		415											415
Difference from exchange translation												(521)			(521)
Net movement for the year												650		210,072	210,722
Net income for 2004												141,676			141,676
Balance at December 31, 2004	**32,084**	**333,159**	**17,381**	**350,540**	**16,042**	**53,227**	**46,600**	**74,784**	**37,435**	**-**	**228,088**	**127,289**	**652,539**	**1,252,633**	**2,643,173**
Transfer approved by the General Shareholders' Meeting						86,673		(48,453)		48,453	86,673	(88,338)			(1,665)
Payment of dividends to the Nation at $106 per share, liquidated over 960,341,683 ordinary shares paid in four quarterly installments in April June and October 2005 and January 2006										(48,453)	(48,453)	(53,342)			(101,795)
Collection from the additional paid-in Capital receivable		5		5											5
Difference from exchange translation												840			840
Net movement for the year														45,414	45,414
Net income for 2005												200,258			200,258
Balance at December 31, 2005	**32,084**	**333,164**	**17,381**	**350,545**	**16,042**	**139,900**	**46,600**	**26,331**	**37,435**	**0**	**266,308**	**186,707**	**652,539**	**1,298,047**	**2,786,230**

See notes that accompany the financial statements

JAVIER G. GUTIERREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 17, 2006)

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
DECEMBER 31, 2004 AND 2005
(Amounts expressed in millions of Colombian pesos)

	2004	**2005**
Financial resources generated for the year's operations:		
Net income	141,676	200,258
Expenses (income) not affecting working capital		
Minority interests	5,178	22,670
Depreciation of properties, plant and equipment	130,411	132,075
Amortization of deferred charges and other assets	33,919	40,551
Amortization of retirement pensions	21,878	9,737
Exchange difference	25,818	50,852
Loss from sale and retirement of properties, plant and equipment	1,056	952
Provision for the protection of properties, plant and equipment	4,682	-
Provision for the protection of other assets	4,394	1,299
Recovery of provisions	(123)	(1,025)
Total financial resources generated from the year's operations	**368,889**	**457,369**
Financial resources generated by other sources		
Increase in long-term financial obligations	15,104	144,604
Increase in long-term bonds	567,625	3,459
Increase in accounts payable	9,761	9,107
Increase in long-term liabilities	7,958	60,409
Sales price of properties, plant and equipment	-	1,428
Equity valuation	3,287	-
Increase in accrued liabilities	-	13,318
Decrease of deferred charges and other assets	58,855	-
Decrease of long-term accounts receivable	-	22,460
Retirement of investments of ISA Bolivia from equity method	-	56,428
Increase in equity from currency translation	-	61,061
Total financial resources generated by other sources:	**662,590**	**372,274**
Total financial resources generated	**1,031,479**	**829,643**

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts expressed in millions of Colombian pesos)

	2004	2005
Financial resources used:		
Increase of properties, plant and equipment	56,246	323,232
Increase of deferred charges and other assets	-	119,664
Acquisition of long-term investments	85,866	30,158
Acquisition of inventories	1,690	713
Decrease of financial obligations	253,283	82,917
Transfer of financial obligations at short-term	246,538	78,025
Transfer of bonds payable at short-term	-	142,434
Increase in debtors to long-term	7,920	-
Payment of bonds	-	21,130
Dividends decreed in cash	92,193	101,795
Equity variance	-	462
Decrease in labor liabilities and long-term	-	-
retirement pensions	20,796	27,067
Total financial resources used	**764,532**	**927,597**
Increase (decrease) in working capital	**266,947**	**(97,954)**
Decrease of the working capital variance		
Increase (decrease) in current assets		
Cash	11,511	51,503
Tradable investments	57,790	(33,391)
Accounts receivable - net	(48,562)	44,098
Inventaries	(3,383)	(352)
Deferred charges and other assets	(9,646)	11,288
Total decrease in current assets	**7,710**	**73,146**
Increase (decrease) in current liabilities		
Financial obligations	(184,070)	(49,969)
Outstanding bonds	-	142,434
Accounts payable	(23,684)	35,376
Labor liabilities	(323)	987
Accrued liabilities and provisions	4,498	6,331
Other liabilities	(55,658)	35,941
Total increase (decrease) in current liabilities	**(259,237)**	**171,100**
Increase (decrease) in working capital	**266,947**	**(97,954)**

See notes that accompany the financial statements.

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 17, 2006)

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2004 AND 2005
(Amounts expressed in Millions of Colombian pesos)

	2004	2005
Cash flows from operating activities:		
Net income	141,676	200,258
Add (less) - Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interests	5,178	22,670
Depreciation of properties, plant and equipment	130,411	132,075
Amortization of deferred charges and other assets	33,919	40,551
Provision for the protection of accounts receivable	8,111	5,323
Provision for the protection of properties, plant and equipment	4,682	-
Provision for the protection of other assets	4,394	1,299
Provision for doubtful accounts	2,166	-
Amortization of retirement pensions	21,878	9,737
Provision for the protection of inventories	1,202	750
Provision for income tax	103,554	69,475
Loss from the sale and retirement of properties, plant and equipment	1,056	952
Expenses from exchange differences	51,034	55,166
Recovery of provisions	(123)	(39,231)
Accrued interests and commissions	159,831	181,338
Total cash flows from operating activities:	**668,969**	**- 680,363**
Changes in operating assets and liabilities:		
Accounts receivable	3,288	(9,477)
Inventories	491	(1,111)
Deferred charges and other assets	61,961	(130,952)
Accounts payable	5,562	106,716
Labor liabilities	(214)	905
Accrued liabilities and provisions	(106,889)	(59,805)
Other liabilities	(47,700)	96,350
Cash flows from other operations		
Payment of retirement pensions	(15,238)	(17,006)
Payment of taxes	(66,902)	(67,609)
Net cash provided operating activities	**503,328**	**- 598,374**
Cash flows from investment activities:		
Acquisition of permanent and long-term investments	(81,520)	(30,158)
Retirement of inventories	-	56,428
Sales price of properties, plant and equipment	-	1,428
Acquisition of properties, plant and equipment	(56,246)	(320,182)
Net cash used in investment activities	**(137,766)**	**- (292,484)**
Cash flows from financing activities:		
Interests received (paid) in cash	41,966	22,071
Payment of interests	(175,360)	(183,616)
Dividends paid	(56,304)	(99,395)
Increase in financial obligations	73,104	215,741
Decrease of financial obligations	(741,891)	(282,048)
Increase in long-term bonds	563,604	-
Payment of long-term bonds	-	(21,130)
Increase in equity from currency exchange	-	61,061
Increase in equity	2,804	(462)
Net cash used in financiang activities	**(292,077)**	**- (287,778)**
Net increase in cash and cash equivalents	**73,485**	**18,112**
Cash and cash equivalents at beginning of year	**251,606**	**325,091**
Cash and cash equivalents at end of year	**325,091**	**- 343,203**

See notes that accompany the financial statements

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO A. ALZATE P.
Accountant
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 17, 2006)





NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2005

(Amounts expressed in millions of Colombian pesos and original currencies)



[illegible] NOTES

[illegible] ARY

[illegible] NATURE AND CORPORATE

PURPOSE

[illegible] E.S.P. – ISA (Head Office)

[illegible] on September 14, 1967 as a stock [illegible] by Public Deed No 3057, of Notary Eight [illegible]

[illegible] on April 4, 1995, by [illegible] by Public Notary 1 of [illegible]

Then, by Public Deed 808, of Notary Public office 1 of Sabaneta, the Company changed its legal nature to satisfy the provisions of Law 142/94. As a result ISA became a public utilities enterprise in the official sector, constituted by public entities as a stock corporation, a national order organization accountable to the Ministry of Mines and Energy, and subject to the Domiciliary Public Utilities Law (Law 142/94). Based on Law 142/94 the Company has amended its Articles of Incorporation, and changed its name to Interconexion Electrica S.A. E.S.P., and has the right to legally use ISA E.S.P. as its short name.

On November 22, 1996, by Public Deed 746 of Notary Public office 1 of Sabaneta, ISA transformed itself from a Governmental Utilities Service Company into a Quasi-governmental Utilities Service Company. This process was completed on January 15, 1997, with private investments.

At this time, and as a consequence of changes made to its regulations, Interconexion Electrica S.A. E.S.P., has become a Public Utility Service Company. The company became a nationwide Commercial Corporation, regulated under the jurisdiction of the Ministry of Mines and Energy, in accordance with Law 142/94 of 1994.

ISA main corporate purpose is: 1) the operation and maintenance of its own transmission network, 2) the expansion of the national interconnection network, 3) planning and coordination of the operation of the national grid resources, 4) administration of the system of exchange and sale of electricity in the wholesale market , 5) system development, activities and telecommunications services, 6) directly or indirectly participates in activities and services related with other energy transport, except for those limited by law, 7) render technical services related with its corporate purpose and with professionals required by the companies of the group, 8) Develop any other activity to third parties that are related with rendering electric energy and telecommunication services with regulations in force.

Group Enterprise

The Company was recorded in October 2001 as an Entrepreneurial Group at the Mercantile Register of the Chamber of Commerce of Medellín. For these effects the Parent Company is Interconexión Eléctrica S.A. E.S.P. ISA, and its subsidiarys are Transelca S.A. E.S.P, Interconexión Eléctrica ISA Perú S.A., Red de Energía de Perú S.A., Interconexión Eléctrica ISA Bolivia S.A, E.S.P., XM Compañía de Expertos en Mercados S.A. E.S.P., Internexa S.A. and Flycom Comunicaciones S.A. E.S.P.

We proceed to detail the date of incorporation, corporate purpose, main domicile and head office participation of the subsidiary companies:

Subsidiaries of the Energy Sector

Transelca S.A. E.S.P.

TRANSELCA S.A. E.S.P., is a quasi-governmental Utilities Services Company, incorporated on July 6, 1998, the Company's legal purpose is to act as a carrier for the transmission of energy, to provide coordination and control of the Central Regional Dispatch Office of the National Transmission System and to provide telecommunication services. The corporate address of the Company is the city of Barranquilla, Colombia and the company's life term is indefinite. The Parent Company owns 65%.

By means of Minute No. 6 of the meeting of June 11, 1999, the General Shareholders' Meeting of this subsidiary unanimously approved the project of decreasing the Company's capital up to $120,000, which was confirmed by Minute No. 22 of the General Shareholders' Meeting of March 30, 2005.

Interconexión Eléctrica ISA Perú S.A.

This Company was incorporated on February 16, 2001. Its main activity is the transmission of electric energy and the maintenance of transmission networks. Its legal domicile is in Lima, Peru. The Head Office is owner of 28.07% and the subsidiary Transelca of 54.86%

On September 4, 2002, the Head Office created a Branch in Peru, with the purpose to execute the operation and maintenance contract between ISA and ISA Peru. The Branch's life-term is indefinite, it has no legal representative nor does it develop independent activities from ISA, it is an extension of Peru's Head Office.

Red de Energía del Perú S.A. -REP-

The Company was incorporated on July 3, 2002, with a participation of Head Office, Transelca and Empresa de Energía de Bogotá –EEB-. Its corporate purpose is to operate and render maintenance services of the electric infrastructure of the Peruvian Government Transmission Systems (ETECEN and ETESUR) for 30 years. Its legal domicile is in Lima, Peru. The Head Office is owner of 30% and the subsidiary Transelca of 30%.

Interconexión Eléctrica ISA Bolivia S.A.

The Company was incorporated under Bolivian Laws by means of Public Deed N° 666/2003 of July 14, 2003. Its corporate purpose is the development activities of electric energy, the construction, operation and maintenance of electrical networks; develop telecommunication systems, activities and services, integral supply of technical, administrative and consulting services in these areas and regarding engineering in general, as well as all activities related with this work and/or that develop the Company's corporate purpose. This Company began operation on September 17, 2005. The Head Office has a direct participation of 51%, and indirectky through the subsidiaries Transelca and Internexa with 48.99% and 0.01%, respectively.

XM Compañía de Expertos en Mercados S.A. E.S.P.

Incorporated on September 1, 2005, by Public Deed No. 1.080 of Notary one of Sabaneta, beginning operations on October 1 as a Public Mixed Service Company. The Company's corporate purpose is to develop activities related with the planning and coordination of the operation of the national interconnected system resources and of the administration of the electric energy commercial interchange system of the wholesale market, as well as to liquidate and administrate charges for the use of the national interconnected system and the development of related activities or of the value aggregated to its corporate purpose. Head Office is owner of 99.73% of the subscribed and paid capital.

Subsidiarys of the telecommunications sector

Internexa S.A. E.S.P.

Is a quasi-governmental utility, incorporated on January 4, 2000. Internexa's business is the organization, administration and selling of telecommunications services. it began operations on January 1, 2001. Its registered office is in Medellin. ISA owns 99.9998% of this Company

Flycom Comunicaciones S.A. E.S.P

It is a Public Service Commercial Company incorporated on November 29, 1999. Its main object is to render communication, value aggregated and telematic services on its behalf or by third parties. Its life term is until November 29, 2049. on May 14, 2002, as noted in Public Deed No. 268 of Notary One of Sabaneta (Antioquia), the subsidiary changed its name from FIRTSMARK COMUNICATIONS COLOMBIA S.A. E.S.P. to FLYCOM COMUNICACIONES S.A. E.S.P. Head Office is owner of 75.04%.

By means of Public Deed No. 1643 of December 30, 2005, of Notary One of Sabaneta, by which the decision taken by the extraordinary General Shareholders' Meeting of December 13, 2005, as stated in Minute No. 20 of 2005, which approved to create the Company's second legal representative position to ease the ordinary process of the company's business in case the legal representative is absent, as well as to decrease the subscribed capital and the nominal value of the Company's shares.

The decision included in the statutory reform had the purpose to absorb the Company's losses in order to dissolve the Company's grounds of dissolution at cut-off date of November 30, 2005, date on which net equity was under 50% of subscribed capital, this situation fundamentally resulted from accumulated losses in the Company's consolidation process due to a highly competitive market. This operation did not compromise the Company's operations, the development of the business plans or the compliance of the budget approved by the Board of Directors for 2006.

Other investments

In November 2005 the affiliate ISA Capital Do Brasil Ltda. was created, domiciled in São Paulo, and its corporate purpose is the participation in other companies' or in other processes, acting as a partner or shareholder, joint venture, consortium member or any other form of entrepreneurial help. The Company's subscribed capital is for BRL 500,000, divided in 500,000 installments of BRL 1.00 each. The participation of Interconexión Eléctrica S.A. E.S.P. is for 499,999 quotas, for BRL 499.999. At year-end cut-off the contributions have not been disbursed.

In February 2005, ISA was accepted as a partner of the Empresa Propietaria de la Red –EPR-, incorporated in Panama in 1998. ISA's participation is of 12.5%. EPR is a company under the private right granted by "Treaty of the Central American Electric Market" and its protocol, by which each Government grants the related permit, authorization or concession, as the case might be, for the construction and exploitation of the first regional electric interconnection system, which will unite Honduras, Guatemala, El Salvador, Nicaragua, Costa Rica and Panama.

NOTE 2: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 CONSOLIDATION OF FINANCIAL STATEMENTS

2.1.1 CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of Interconexión Eléctrica S.A. E.S.P. (Head Office), of Transelca S.A. E.S.P., ISA Perú S.A., Red de Energía de Perú S.A. –REP-, ISA Bolivia S.A., XM Compañía de Expertos en Mercados S.A E.S.P., Internexa S.A. E.S.P. and Flycom Comunicaciones S.A. E.S.P., companies in which the Head Office has participation (hereinafter subsidiarys). All significant balances and operations between the Head Office and subsidiaries were eliminated from the consolidation. Consolidation is made through the global integration method and of minority interests related with equity, and the periods results are recognized and presented in the consolidated financial statements.

Investments in foreign subsidiary companies are recorded based on each year's December 31, financial statements, homologated under accounting regulations applicable to Parent Company and translated into Colombian pesos, using the US Dollar as the principle currency. Thereby, in order to translate the financial statements, the following is noted:

- Monetary items are computed by using the closing date exchange rate.
- Non-monetary items are computed by using the exchange rate of the transaction date.
- Statement of income items are computed by using each month's average exchange rate.

The adjusted figures of the subsidiaries in Peru and Bolivia are translated into Colombian pesos by using each year's representative exchange rate equivalent to $2,284.22 (2004 - $2,389.75) per US Dollar and the sol dollar for S/8.08 (2004 - S/ 8.06) per US Dollar.

The figures that appear below were taken from the Head Office's and its subsidiaries financial statements at December 31, reported in accordance with current regulations in force.

	2004					
	ISA	**TRANSELCA**	**ISA Perú**	**REP**	**INTERNEXA**	**FLYCOM**
Assets	4,525,552	908,224	137,814	687,471	152,988	58,614
Liabilities	1,869,653	341,677	90,574	416,728	36,661	38,021
Equity	2,655,899	566,547	47,240	270,743	116,327	20,593
Year's results	140,015	9,563	3,688	10,871	1,897	(13,055)

	2005							
	ISA	TRANSELCA	XM	ISA Perú	REP	ISA Bolivia	INTERNEXA	FLYCOM
Assets	4,529,459	984,873	160,477	144,077	716,363	193,020	131,033	55,464
Liabilities	1,742,757	348,578	145,619	78,255	380,028	139,700	32,420	48,070
Equity	2,786,702	636,295	14,858	65,822	336,335	53,320	98,613	7,394
Year's results	187,179	37,278	29	3,708	25,915	312	(12,714)	(13,197)

2.1.2 CONSOLIDATION EFFECTS IN ASSETS, LIABILITIES, EQUITY AND EARNING OF THE HEAD OFFICE.

	2004		2005	
	Figures before consolidation	Figures after consolidation	Figures before consolidation	Figures after consolidation
Assets	4,525,552	5,542,341	4,529,459	5,873,043
Liabilities	1,869,653	2,578,435	1,742,757	2,712,415
Equity	2,655,899	2,643,173	2,786,702	2,786,230
Minority interests – Equity	-	320,733	-	374,398
Income before minority interests	140,015	146,854	187,179	222,928
Minority interests – Results	-	5,178	-	22,670
Total results for the year	140,015	141,676	187,179	200,258

2.1.3 RECONCILIATION OF THE HEAD OFFICE'S NET INCOME WITH THE CONSOLIDATED NET INCOME

The reconciliation of the Head Office's net income with the consolidated net income at December 31, is as follows:

		2004	2005
Head Office's net income		**140,015**	**187,179**
Net results of the subsidiaries		12,964	41,331
Total net income of Head Office and subsidiaries		**152,979**	**228,510**
Elimination of amounts affecting consolidated results			
Equity method		(7,639)	(30,568)
Minority interests		(5,178)	(22,670)
Provisions for assets recorded in the equity section		(266)	-
Amortization of usufruct optic fiber and preoperative expenses	(1)	-	8,740
Amortization of elimination of previous year consolidations	(2)	1,780	13,080
Participation method in nonaffiliated companies.	(3)	-	3,166
Net consolidated income		**141,676**	**200,258**

(1) Relates to the transaction homologation effect with the subsidiaries that affect the participation method of 2005.

(2) Relates to non-homologated transactions with subsidiaries in 2002, as follows: $7,687 per usufruct Internexa

amortization, $5,159 preoperative accelerated amortization of ISA Peru and $234 amortization of premium cession from Internexa to Flycom, of adjustments completely made at the end of 2005.

(3) Until December 2004, investment in FEN S. A., was accounted by the cost method, but as of October 2005 it is accounted by the equity method as requested by CGN, which in accordance with regulations in force, establishes that there are controls when one or various companies of the public sector have in other companies the direct or indirect participation of 50% or more.

2.2 CLASSIFICATION OF ASSETS AND LIABILITIES

Assets and liabilities are classified by use or by degree of realization, enforceability or liquidation, in terms of time and amount.

Current assets and liabilities are those which should be received or paid within one year.

2.3 INFLATION ADJUSTMENTS

Until December 31, 2000, non-monetary assets and liabilities and shareholders' equity are monetarily updated, except for the surplus from asset reappraisals and income statement accounts by means of using the general consumer price index (or Porcentajes de Ajuste del Año Gravable - PAAG). As of January 1, 2001 the Colombian General Accounting Office, by means of Resolution No. 364 of November 29, 2001, suspended the integral inflation adjustment system for accounting effects, without reverting the inflation adjustments accounted until December 31, 2000.

According to Resolution No. 041 of 2004 and to External Circular No. 056 of 2004, issued by the Colombian General Accounting Office, inflation adjustment accounts were eliminated from the General Plan of Public Accounting as part of the cost, thereby obligating to incorporate accumulated amounts for adjustments until 2000. In order to attend regulations in force, as of 2001 the inflation adjustments are applied for tax effects, originating differences in the tax memorandum accounts.

2.4 MATERIALITY

Recognition and presentation of transactions are made according to its relative importance.

A transaction is material when, by considering circumstances, its nature or amount, its knowledge or unknowledgement, which may significantly change the economic decisions of the users of that information.

When financial statements are prepared, it was determined for presentation purposes that an event would be material if it represented 5% of total assets, current assets, current liabilities, working capital, equity, or income, as the case might be.

NOTE 3: SUMMARY OF MAIN ACCOUNTING POLICIES AND PRACTICES

For its accounting records and for the preparation of its financial statements, the Company, as required by law, observes accounting principles generally accepted in Colombia, as defined by Colombian General Accounting Office, accounting regulations used by the Superintendence of Public Utilities -SSPD, and other applicable regulations.

During the identification, classification, recording, reappraisal, preparation and disclosure process of its financial statements, the Company applies accounting principles established by CGN in Resolution 400 of December 1, 2000, thus the General Plan of Public Accounting was implemented.

The principal accounting policies and practices which the Company has adopted in accordance with foregoing legislation are as follows:

3.1 TRANSLATION OF FOREIGN CURRENCY TRANSACTIONS AND BALANCES

Transactions in foreign currency are accounted for at the applicable rates of exchange in force on the relevant dates. At the close of each year, balances of assets and liabilities are adjusted to current exchange rates (See Note 4). Exchange differences resulting from asset balances are included in the Statement of Income as financial income. For liability accounts, only exchange differences that are not attributable to the cost of acquiring assets are transferred to financial expenses. Exchange differences are attributable to the acquisition cost of assets while such assets are under construction or installation, and until they are in a condition to be used.

3.2 CASH EQUIVALENTS

For the purposes of presentation of the statements of cash flows, temporary investments redeemable within the next 90 days are considered to be cash equivalents.

3.3 INVESTMENTS

Investments are recognized at historic cost and are updated in accordance with the intention of realization, the availability of the markets information, the quantity of control held over the issuing entity by applying methodologies that are close to its economic reality. Among methods used to update its value, there is the stock exchange, current net value to determine the market's price or the security's internal profitability, the equity participation method and cost method.

Temporary investments

Until April 2005, investments are recorded at Head Office at market value, based on current amount of future capital flows and interests discounted at a market interest. As of May 2005, these are initially recorded at cost and are monthly adjusted at the Internal Return Rate (TIR), charged to the statement of income in accordance with parameters established by the CGN. The effect of this change is not material.

Long-term investments

Long-term investments in which the public sector has directly or indirectly 50% participation is accounted by the equity method as established in Resolution 364 of 2001 of the CGN. These investments are not consolidated, given that the participation is not greater than 50%.

Long-term investments are recorded at the equity method based on their cost and their participation in Company's equity variances, being charged or credited to income, in case of loss or income, and to the surplus from equity method account in case of the remaining variances. Once the investments book value is adjusted, it is compared with its intrinsic value, if the difference is lower a provision will be charged to income and if it is greater the valuation will be charged to Surplus from reappraisals.

The remaining long-term investments of variable companies where there is no control and that are not listed in the stock exchange, are recorded at cost plus dividends received from shares. If at year-end the investment's intrinsic value is superior or inferior to carrying value, credits are recorded to reappraisals with a counterpart to the surplus of reappraisals in the equity statement, or create an allowance charged to the statement of income, respectively.

Financial derivative instruments

In the normal course of business, the Head Office and its subsidiaries perform various transactions with financial derivative instruments, for commercial purposes or for the purpose of covering its exposure to market fluctuations of its products or investments, and interest rates of their foreign currency obligations. These instruments relate to forwards, swaps, options etc.

Although Colombian accounting principles do not indicate specific accounting rules for these transactions, the Head Office records the rights and obligations that result from such contracts in the balance sheet; the right relates to the foreign currency received by the Company and that compensates the financial liability of the exchange rate effect, and the obligations is the commitment acquired by the Company for the hedging operations.

During the valuation, Head Office and its subsidiarys have adopted the following policies by which derivative contracts, with liability coverage purposes, are adjusted by using the exchange at closing period; when the resulting adjustment is compared with the agreed values, this is charged in such a way to income in aliquots during the contract terms, so they compensate income, costs or expenses generated from the exchange rate variance of the covered items. In the case of the ISA Peru and REP subsidiarys, financial instruments are related with primary instruments, such as: cash and banks, accounts receivable and payable and long-term debts.

At year-end if the net value is negative, the accounting item of covered obligations are reclassified into an independent sub account.

3.4 PROVISION FOR DOUBTFUL ACCOUNTS

At the closing date of each quarter, the associated risk of the Accounts Receivable portfolio, and other debts, is examined in order to determine the respective provisions, which contemplate 10% and 100% in accordance with the type, age of account receivable and to the individual analysis of recovery.

3.5 INVENTORIES

Inventories are recorded at cost, and their value is reduced to the market value if it is lower, through a provision charged to the Statement of Income. Spare parts, materials and other consumer items are valued on the basis of weighted averages.

At December 31, 2005, as part of the amendment process made by the Company to its financial statements, the inventories made to properties, plant and equipment, spare parts were reclassified for $28,987, which as of January 1, 2006, fixed assets will be depreciated for their remaining useful life assigned in the aforementioned inventories.

3.6 PROPERTIES, PLANT AND EQUIPMENT

For Head Office and its subsidiarys in Colombia, properties, plant and equipment are recorded at cost, which include: (a) financing expenses and exchange differences on liabilities in foreign currencies, direct operating costs and administration costs. Capitalization is made until assets are in conditions to be used; and (b) until 2000, this included inflation adjustments over cost, excluding capitalized exchange differences and the portion of capitalized interest, which corresponded to inflation.

Sale and disposal of these assets are charged against their net adjusted cost, and the differences between the sales' price and net adjusted cost is charged to the Statement of Income.

Depreciation is charged on a straight-line method based on the asset's cost, and its estimated useful life. For the purpose of depreciation calculations, the following is the estimated useful life for assets:

ASSETS	USEFUL LIFE
Buildings	50
Lines	40
Substations	30
Optic fiber	25
Machinery and equipment	15
Telecommunication equipment	15
Furniture, office equipment, laboratory equipment	10
Communication equipment	10
Transport, traction and lifting equipment	10
National Dispatch Center Equipment (average)	8
Computer equipment and accessories	5

Repairs and maintenance of these assets are charged to income, while improvements and additions are added to their costs.

Regarding repairs required from attacks to the electric infrastructure, these are recorded as extraordinary expenses in the period when the attacks occur and do not increase the useful life originally assigned to the assets. Regarding the aforementioned assets the insurance companies do not cover these assets; according to the above, these damages are accrued in the financial statements as they occur and are not recorded over estimate basis. The administration, in accordance with their historical experience of losses and of political and security issues of the country, charge to the annual budget the resources considered necessary to cover these losses.

3.7 DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets include prepaid expenses, deferred charges and other assets. Prepaid expenses include mainly monetary items such as insurance premiums and interests, which are amortized over the term of the policy or the loan.

Deferred charges and other assets include the cost of acquisition of software and rights-of-way, the cost of preliminary studies and research, tax to preserve democratic security, commissions for the placement of bonds, and licenses, from which it is expected that future economic benefits will be obtained. It also includes the deferred tax originated from the temporary differences between accounting principles and legal provisions.

Software is amortized on a straight-line basis over a maximum of 3 years, except for the SAP Integrated System, which is being amortized over 10 years. Charges for studies and research are transferred to Construction in Progress when a project is determined to be viable; otherwise they are fully amortized in that year. Rights-of-way, commissions for bond placements and licenses are amortized on a straight-line basis during the periods over which their benefits are expected to be received, in accordance with feasibility studies for recovery. The Tax to Preserve Democratic Security is amortized over 5 years, the maximum term allowed by the CGN in accordance with Circular Setter 038 of 2003.

Costs associated with the availability of the use of optic fiber incurred during previous years by Internexa S.A., were amortized in 2005, because of the benefit was considered to have been generated in last years. This amortization generated a greater tax expense of $12,777 million at the subsidiary; however, this adjustment had been recognized during prior years for effects of the consolidated financial statements, as a consequence of the homologation of accounting policies. See Note 2.1.3, for the impact of the consolidated financial statements for this transaction.

Internexa, based on concept 2988 of 2005 set-forth by CGN, recorded as of 2005 over debit deferred tax for $3,162 million, originated from the difference of the tax effect between imputed taxable over ordinary taxable income and net income that could be probably reverted in the future within the legal period established by tax authorities. The Company has financial projections of taxable income for the following five years, which could foresee the recovery of deferred tax by generating enough taxable income in order to offset these excesses. When this benefit is used, it is reverted against income.

A deferred tax is also recorded for other differences between accounting and/or tax values, as indicated in Note 3.9.

3.8 REAPPRAISALS

Reappraisals that comprise equity include:

3.8.1 The excess of net book cost over the valuation of the main components of properties, plant and equipment, as valued by independent appraisers for real estate, for transporting equipment in accordance with market value and for the remaining assets based on technical studies of appraisers linked to the companies of the ISA Group. These valuations are made at least every 3 years, except for real estate that are made each 2 years, or when market conditions indicate that such amounts could have significantly changed. (See note 11)

3.8.2 Excess of permanent investments of equity (intrinsic) value over its net cost.

3.9 INCOME TAX AND DEFERRED TAX

The provision for income tax is determined by making the necessary clearings to compute taxable income.

The value related with a minor current tax computed during the year is accounted as a deferred tax, resulting from the excess of depreciation and of tax amortization over accounting, resulting from applying useful lives, depreciation methods and tax amortization different to accounting.

The debit deferred represents the temporary differences which generate a higher amount of the current tax liability, it is basically represented by tax inflation adjustments over depreciable and amortizable non-monetary assets and in the balances of provisions for accounts receivable, retirement pensions and health, education benefits and contributions to pensioners, among others.

According to the concept No. 20061-57086 of CGN of January 31, 2006, regarding deferred tax, every Company has autonomy in defining the accounting principles regarding deferred tax. According to the above, the Company has considered inflation adjustments recognized only for tax effects of depreciable fixed assets, as temporary differences that result in the accrual of deferred tax, as these generate a greater monetary correction income tax, increasing the income tax payable and are subsequently recovered during the following years as the fixed assets are depreciated. See Note 16.2

3.10 LABOR LIABILITIES

The Head Office's labor liabilities are adjusted at the end of each period on the basis of the law an of current labor agreements in force. An actuarial study is made each year to establish pension liability and future benefits for health, education and contributions for seniority. Pension Payments are charged directly to the Statement of Income.

In the subsidiary Transelca, retirement pensions acquired during the capitalization process are amortized in 100% and increase resulting from the new actuarial studies are directly charged to income; excess of increase resulting from the anticipated personnel retirement process, which are amortized for the remaining period of the employee so that the Social Security Institute assumes the employees pension.

Additionally, a valuation is made of the additional fringe benefits to which the pensioners have right that are amortized considering the parameters indeicated above.

3.11 SENIORITY COMPENSATION

Seniority compensation of the personnel (CTS) of the subsidiarys ISA Peru and REP, are computed according to the legislation in force for all indemnity employee rights and should be deposited in financial entities selected by the employee.

3.12 NET INCOME PER SHARE

Net income per share of the Head Office is calculated on the basis of the weighted-average number of shares outstanding during the year. There were 960,341,683 shares for 2005 and 2004.

3.13 RECLASSIFICATION TO THE FINANCIAL STATEMENTS

Some figures included in the Financial Statements, as of December 31, 2004, were reclassified in order to properly present them in the year 2005 Financial Statements.

3.14 MEMORANDUM ACCOUNTS

Memorandum accounts are mainly composed of loans contracted but not disbursed, the administration of third-party accounts, administration of the Commercial Interchange System -SIC- and the administration of charging accounts for the use of the STN-LAC, contingencies originated from claims of lawsuits and guarantees granted for contracts agreed by companies. These also include temporary and permanent differences between accounting and tax accounts, the first, which are reasonably reverted in time, and second allow to prepare reports with specific purposes.

Non-monetary memorandum accounts were adjusted for inflation until December 31, 2000, and charged to a matching memorandum account.

3.15 RECOGNITION OF INCOME, COSTS AND EXPENSES

Income, costs and expenses are recorded on an accrual basis. Income resulting from rendering services in Colombia is recognized during the contractual period or when services are rendered.

For ASIC and LAC's income, regulated by the Energy and Gas Regulation Commission -CREG-, the remuneration considers, among other aspects, costs incurred by the Company to render services, determined on the annual budgets approved by the control entity.

According to the above, and for the effects of obtaining an adequate association between income and expenses for the period, income amounts equivalent to unexecuted costs and expenses are recorded as deferred income and are amortized during the following year, once costs are incurred.

3.16 USE OF ESTIMATES

For the preparation of the consolidated financial statements and in accordance with generally accepted accounting principles, certain estimates must be made which affect assets, liabilities, income, expenses and costs reported for the period. The final result may be different from these estimates.

3.17 OPERATING OR ADMINISTRATIVE TYPE OF LIMITATIONS AND/OR DEFICIENCIES

During 2004 and 2005 no Operating or Administrative limitations and/or defaults were found that would significantly affect the normal accounting processes, or the consistency and reliability of the accounting figures.

3.18 ACCOUNTING CLEARANCE

In 2005, ISA finished the accounting clearance process that was established by a letter sent to the Congress of the Republic. This process consists in clearing the information in accordance with guidelines established in Law 716 of 2001, Law 901 of 2004 and other regulatory standards. The development of the clearance process at the Internexa and Flycom subsidiaries is for 90% and 80%, respectively, which have not presented limitations or inconveniences.

IL. SPECIFIC NOTES

NOTE 4: VALUATION OF ACCOUNTING INFORMATION

FOREIGN CURRENCY OPERATIONS

Basic regulations permit free negotiation of foreign currencies through banks and other financial intermediaries, at free exchange rates in accordance with the exchange market offer and demand. Debts, indebtedness transactions and demand in the foreign and domestic currency market require the approval of the Ministerio de Hacienda y Crédito Público.

Operations and balances in foreign currency are converted at the exchange rates in force, as certified by the Financial Superintendency, previously known as Banking Superintendency and the Banco Interamericano de Desarrollo-BID-, which were used for the preparation of the financial statements at December 31, 2004 and 2005. The exchange rates used, expressed in Colombian Pesos, were as follows:

CURRENCY	CODE	2004	2005
US Dollar	USD	2,389.75	2,284.22
Euro	EUR	3,251.97	2.693,55
Unit of account*	UAV	4,024.64	3,586.82
Nuevo Sol	PEN	728.58	664.21
Brazilian Real	BRL	899.42	980.77

* **Unit of Account:** this is the variation in the total value of the IDB basket of currencies, originating in market fluctuations of exchange rates in the currencies in the basket, with reference to the US Dollar.

At December 31, the Head Office and its subsidiaries had the following assets and liabilities in thousands of equivalent US Dollars:

	2004	2005 (*)
Assets		
Cash	26,013	29,358
Fixed-yield investment	2	7,223
Accounts receivable from related parties	5	-
Accounts receivable	34,434	35,620
Intangible assets and other assets	-	1,763
Total current assets	**60,454**	**73,964**
Debtors	3,509	-
Properties, plant and equipment	55,065	115,469
Investments in companies	23,266	10,274
Intangible assets and other assets	285,857	303,123
Total non-current assets	**367,697**	**428,866**
Total assets	**428,151**	**502,830**
Liabilities		
Current portion of financial obligations	72,754	50,544
Accounts payable	129,075	35,350
Accounts payable to related parties	3,828	-
Total current liabilities	**205,657**	**85,894**
Long-term liabilities	87,670	298,780
Accounts payable	36,561	23,375
Total non-current liabilities	**124,231**	**322,155**
Total liabilities	**329,888**	**408,049**
Net asset monetary position	**98,263**	**94,781**

(*) 2005 includes foreign currency assets and liabilities of the new subsidiaries ISA Bolivia and XM Compañía de Expertos en Mercados.

Regarding foreign currency financial obligations, Head Office has hedging contracts for USD77 million, from which USD76 million relate to capital hedging and USD1 million hedging interests (2004 – USD91 million), which are recorded as investments and financial obligations, as indicated in Note 3.3.

The application of accounting regulations over exchange difference adjustments gave rise to the following exchange rate differences in Colombian Pesos, which were accounted as shown below:

	2004	2005
Financial income	99,679	94,972
Financial expenses	(141,479)	(119,112)
Total net generated exchange difference	**(41,800)**	**(24,140)**

NOTE 5: CASH AND TRADABLE INVESTMENTS

Cash and tradable investments on December 31 were comprised as follows:

		2004	2005
CASH			
Cash and bank deposits, corporations and trust (1)		176,286	227,789
TRADABLE INVESTMENTS			
Investment deposits			-
Term deposits	(2)	137,791	109,792
Other investments		11,014	5,622
Total tradable investments		**148,805**	**115,414**
Total cash and tradable investments		**325,091**	**343,203**

(1) Cash at December 31, 2005, included resources from Head Office for $33,487 that may only be used for the delegate administration of IPSE, DISPAC, Caucheras, FAER and FAZNI projects (For 2004, there are resources for $48,425 that may only be used for the administration of the National Transmission System – STN - and for the Commercial Interchange System –SIC -, as a result of implementing Resolution CREG 070 of 1999 to handle guarantees, the balance in the bank account for the collection of the tax of Financial Support Fund to Energize Non-Interconnected Zones -FAZNI-, Financial Support Fund to Energize Interconnected Rural Zones -FAER- and the Social Energy Fund – FOES - destined to support the electrification of non-interconnected zones, the bank account balance to handle International Energy Transactions -TIES-).

(2) Include in 2005 funds subject to restriction for $7,995 of the subsidiary ISA Peru, which are related with a deposit made at the Banco de Crédito Panama Branch, which ensure financial obligations agreed by Interconexión Eléctrica S.A. E.S.P.

NOTE 6: PERMANENT INVESTMENTS

Permanent investments at December 31, were comprised as follows:

		2004	2005
Investments in shares			
FEN S.A.	(1)	5,879	9,045
ISA Bolivia S.A.	(2)	58,843	-
EPR S.A.	(3)	-	10,285
Transnexa		162	78
Others		14	19
Provision for protection of investments		-	(79)
Total investments in shares		**64,898**	**19,348**
Other long-term investments			
In trust rights	(4)	22,106	23,515
Hedging operations	(5)	(72,290)	-
Total other long-term investments		**(50,184)**	**23,515**
Total permanent investments		**14,714**	**42,863**

(1) The investment is represented in 33,160 shares equivalent to an interest of 0.7884% in the Company. FEN is a national-order financial entity incorporated by Law 11/82, a public stock corporation accountable to the Ministry of Mines and Energy, whose principal business is to act as the financial and credit arm of the energy sector.

(2) The subsidiary ISA Bolivia S.A. started operational activities in September 2005, therefore, its financial statements were consolidated at the end of 2005.

(3) Relates to the contribution made by the Head Office in order to participate as a partner in Empresa Propietaria de la Red – EPR of Central America. The Head Office with this participation may take part in the construction of an electrical infrastructure project of 1,830 kilometers of transmission lines at 230 thousand volts that should begin to operate before March 2008.

(4) Includes, among others the following Head Office values: $8,481 of autonomous equity to provide greater profitability to the privileged shares issued (2004 - $8,481), $8,993 of autonomous equity to ensure the payment of the audit of the UPME project 1 and 2 of 2003 (2004 - $11,728) and yields to collect this equity $5,136 (2004: $2,019). Yields generated during 2005 for this equity amounted to $4,005 and $726 respectively.

(5) At closing of 2005, financial hedging is reclassified to financial obligations due to the nature of a liability. See (2) in note 13.

NOTE 7: ACCOUNTS RECEIVABLE, NET

Accounts receivable at December 31 were comprised by:

		2004	2005
Clients			
Energy services	(1)	186,451	182,105
Telecommunications	(2)	49,323	45,478
Total clients		**235,774**	**227,583**
Interests receivable			
To clients		19,409	1,346
Over loans		-	1,143
Other interests receivable		-	137
Total interests receivable		**19,409**	**2,626**
Loans granted to employees	**(3)**	**19,340**	**18,867**
Prepayments and advances			
Taxes	(4)	26,259	27,001
To contractors		-	10,795
For the purchase of goods and services		1,572	4,080
Other		991	162
Total prepayments and advances		**28,822**	**42,038**
Other accounts receivable			
Related parties	(5)	12,019	32,652
Montelíbano municipality		6,102	4,533
Receivables		21,864	-
Accounts receivable from FAZNI, FAER and FESI		8,630	-
Loans to employees		4,546	4,475
Various debtors		2,437	14,344
Total other debtors		**55,598**	**56,004**
TOTAL ACCOUNTS RECEIVABLE		**358,943**	**347,118**
Less - Provision for doubtful accounts	(6)	(52,578)	(19,115)
TOTAL NET ACCOUNTS RECEIVABLE		**306,365**	**328,003**
LONG-TERM ACCOUNTS RECEIVABLE			
Customers	(1)	37,098	28,210
Loans granted	(3)	20,158	19,309
Related parties		-	16,242
Favorable VAT balance with a maturity greater than a year		9,491	-
Prepayments and advances for investments – other		617	-
Documents receivable		21,864	-
Other debtors		-	3,007
TOTAL LONG-TERM ACCOUNTS RECEIVABLE		**89,228**	**66,768**
TOTAL SHORT-TERM ACCOUNTS RECEIVABLE		**217,137**	**261,235**

(1) The Subsidiary Transelca, at December 31, 2005, recorded the recovery of capital and interests for $8,036, related with the accounts receivable balance provisioned by Electricaribe and Electrocosta, related with legal processes in course for the use of assets of tension inferior to 220 KV and of coordination activities and substation control equipment.

Likewise, accounts receivable related with the difference between the $8,036 budget and the total of doubtful accounts were written-off. This write-off was for $25,241.

The subsidiaries attorney's contracted for the recovery of accounts receivable have warned about the uncertainty of favorable sentences and risks regarding the solution of processes, and have considered wise to sign transaction contracts, which would certainly recover the agreed amounts. The balance of the accounts receivable recorded in this item should be considered as unrecoverable, given that the signature of the agreement would result in the extinction of obligations in force.

(2) In 1997 Head Office formed an alliance with telecommunications companies to undertake joint development of a fiber optic network between Bogotá, Cali and Medellin, to improve the national telecommunications system. Two phases of the project were implemented, the first phase began to operate in 1998 and the second phase in 2000. A high percentage of this installation was implemented with the use of Head Office's existing infrastructure, billing to the other members of the alliance the installation and use. Payments to Head Office for the rights of use were deferred during 10 mature years, with a three year grace. Therefore, the alliance companies have paid to Head Office, four years of phase 1 and two of phase 2.

(3) Employee receivables correspond to housing loans, vehicle-purchase loans and other general purpose loans, granted by the Head Office and subsidiaries to their employees.

(4) Includes prepayments of VAT for $17,394 of ISA Bolivia subsidiary, (2004 $9,289 Head Office); and Head Office and subsidiary tax prepayments for $7,595 (2004 $11,114).

(5) Relates to loans made by the subsidiary Transelca to Ecopetrol S.A.

(6) The decrease in the provision for doubtful accounts was made in accordance with the policies established by ISA. During 2005 the provision for doubtful accounts was affected by some additions which were charged to the final results for the year, for $5,323 (2004 - $8,111) represented basically by doubtful accounts of some companies of the energy sector. Additionally, accounts receivable were written-off during 2005 for $38,206 (2004 - $41,300).

The composition and due date for receivables from customers and shareholders' on December 31 (capital only) is as follows:

	2004	2005
Shareholders		
Empresas Públicas de Medellín (EEPPM)	10,778	9,535
Empresa de Energía de Bogotá (EEB)	27	6
Total shareholders'	**10,805**	**9,541**
Other customers	224,969	218,042
Total accounts receivable from customers	**235,774**	**227,583**

The classification of the accounts receivable from clients according to maturity date are:

	2004	2005
Current	**187,784**	**213,417**
Maturity		
Maturity between 1 and 90 days	2,931	2,101
Maturity between 91 and 180 days	965	523
Maturity between 181 and 360 days	32,434	2,173
Maturity greater than 360 days	11,660	9,369
Total maturity	**47,990**	**14,166**
Total accounts receivable from clients – by ages	**235,774**	**227,583**

Accounts receivable are mostly from electric distribution sector companies to whom Head Office mainly provides a connection service and the use of the National Transmission System. The Company invoices for interest on the past due accounts of its customers at the highest rate allowed by law; at December 2004 and 2005 the rates were for 29.24% and 26.24%, respectively.

The electricity companies Electribolivar, Caucasia and Electrotolima, are in the process of liquidation with the Superintendence of Public Utilities - SSPD, that owe to the Head Office at December 31, 2005 for $5,568 (2004 - $7,394 – including Electrochocó, which definite liquidation was declared in November 2005, and which debt was written-off for $1,461). Termocartagena, had a debt for $1,650 (2004 - $1,303) and is in Restructuring Law 550 of 1999, authorized and performed by SSPD. These obligations are provisioned in 100%.

Cedelca and Emcali were intervened by the Superintendent of Public Utilities SSPD and have agreements signed through which obligations are being paid to the Head Office for $5,428 (2004 - $7,296). However, the pending obligations are provisioned in 100%.

NOTE 8: INVENTORIES, NET

Inventories at December 31 were comprised by:

		2004	2005
Short-term inventories			
Material to render services	(1)	15,895	16,209
Constructions in process		235	87
Provision		(1,214)	(1,732)
Total short-term inventories		**14,916**	**14,564**
Long-term inventories			
Material to render services	(1)	63,868	35,594
Total long-term inventories		**63,868**	**35,594**
TOTAL INVENTORIES		**78,784**	**50,158**

(1) Because of the nature of ISA's assets, many spare parts are necessary to maintain them. Some of these spare parts are not easy to get in the market and have a long term delivery. Therefore, it is necessary to have a large stock of inventory in order to guaranty continuity of service and for the compliance of system availability indicators.

In 2005, during the accounting clearance process, fixed asset inventories were reclassified for $28,987 related with exclusive materials for fixed asset use.

NOTE 9: PROPERTIES, PLANT AND EQUIPMENT, NET

The net balance of properties, plant and equipment at December 31, were comprised as follows:

	2004	2005
Properties, plant and equipment		
Networks, lines and cables	1,892,813	2,027,471
Plants and ducts	1,628,932	1,721,656
Buildings	72,017	73,494
Machinery and equipment	84,365	66,096
Computer and communication equipment	34,884	34,279
Deposited material and equipment and stored goods	3,112	118
Transport, traction and lifting material	7,472	11,024
Furniture, fixture and office equipment	12,997	13,883
Roads	265	265
Lands	24,470	25,560
Subtotal properties, plant and equipment	**3,761,327**	**3,973,846**
Less – accumulated depreciation	1,122,786	1,226,782
Less – provisions	1,906	2,363
Total properties, plant and equipment in operation	**2,636,635**	**2,744,701**
Constructions in course	39,256	162,269
Machinery, plant and equipment in assembly	36,713	23,005
Machinery and equipment in transit		961
Total properties, plant and equipment, net	**2,712,604**	**2,930,936**

Retirement and sales of properties, plant and equipment during the year generated a net loss for $952 (2004 - $1,056). The movement of the accumulated depreciation during 2005 consisted in the accrual of depreciation for $133,966 (2004 - $132,048), charged to income (In 2004, constructions in course were capitalized for $100 and $ 131,948 to income). Besides, depreciation was retired for $28,037 (2004 - $13,259).

Assets have no restrictions, nor pledges or deliveries as guarantee for obligations.

NOTE 10: DEFERRED CHARGES AND OTHER ASSETS

The balance of deferred charges and other assets at December 31 were comprised as follows:

	2004	2005
Deferred charges and other short-term assets		
Prepaid expenses	11,245	13,788
Deferred tax	2,586	11,331
Total Deferred charges and other short-term assets	**13,831**	**25,119**

		2004	2005
Deferred charges and other long-term assets			
Deferred charges			
Deferred tax		72,555	97,824
Organization and start-up		11,879	11,754
Goods received in payment	(1)	8,287	9,922
Tax to preserve the democratic security		10,537	7,025
Studies and investigations		4,983	4,916
Other deferred charges		5,554	12,024
Accumulated amortization		(2,594)	-
Total deferred charges		**111,201**	**143,465**
Intangible assets			
Software	(2)	39,176	40,573
Licenses	(2)	43,469	43,925
Rights of way		25,892	26,483
Rights	(3)	658,094	741,613
Inflation adjusted intangible assets	(4)	5,887	5,468
Less – Amortization of intangible assets		(95,113)	(133,360)
Total Intangible assets		**677,405**	**724,702**
Miscellaneous		4,125	2,378
Total deferred charges and other long-term assets		**792,731**	**870,545**

(1) Relates to the value of shares of Electricaribe and Electrocosta received as cash payment, which were appraised on the basis of equity intrinsic value and provisions were recorded as a result of comparison with equity value. At December 31, 2005, the provision amounted to $5,126 (2004 - $3,827).

(2) Includes deferred charges and intangible assets of the subsidiary Flycom, for $41,790 (2004 - $46,388).

(3) Includes the payment made by REP to the Peruvian Government for the granting of the Concession of the Electric Transmission System of ETECEN-ETESUR. The concession will be amortized for a 30 year period. Additionally, this includes direct and indirect costs of the same subsidiary for the works of the Zorritos Zarumilla transmission line, change of conductors in the Lima-Chimbote transmission line and of the Reactive Compensation System 30MVA. At December 31, 2005, the subsidiary has mortgaged the right of concession and concession assets in guarantee for bank loans and bond holders.

(4) In 2005, inflation adjustments were incorporated to the costs of assets as a result of instructions from CGN.

NOTE 11: REAPPRAISALS

Reappraisals at December 31 were comprised by:

	2004	**2005**
Investments	1,660	1,062
Properties, plant and equipment	1,296,561	1,281,154
Total reappraisals	**1,298,221**	**1,282,216**

In 2005, the Head Office and the subsidiaries in Colombia performed economic appraisals valuation to the main components of properties, plant and equipment, except for real estate, which were appraised in 2004 in compliance with external Circular 045 of 2001 from CGN and updated in 2005.

Technical appraisals in 2005 were made by using the Depreciated Lineal Replacement Cost method, which consists in determining the current value of the equipment in use, based on the current cost of an asset that provides the same service (so to say, the new replacement value - VRN), proportionally affected by the remaining time of service (remaining useful life) related with the useful life established. This criterion is applied for all specialized assets that the Head Office and the subsidiaries in Colombia have operating, so to say, in transmission (use and connection).

NOTE 12: OUTSTANDING BONDS

Outstanding bond characteristics and balances at December 31 are detailed as follows:

Issuance	Series	Term (years)	Interest rates	2004	2005	Maturity
First	B	7	DTF + 3.4%	35,000	35,000	2006
Second	A	7	DTF + 2.4%	72,250	72,250	2006
Second	B	7	IPC + 10%	29,312	29,312	2006
Second	C	10	DTF + 2.5%	59,700	59,700	2009
Second	D	10	IPC + 10%	30,879	30,879	2009
Third	A	10	IPC +8.10%	130,000	130,000	2011
First	C	10	IPC + 7.5% AV	35,000	35,000	2012
First	C	10	IPC + 7.5% TV	62,000	62,000	2012
First	A	7	IPC + 7.0% TV	16,000	16,000	2009
First	A	10	IPC + 6.14% TV	50,000	50,000	2011
Second	B	10	IPC + 6.95% TV	50,000	50,000	2019
First	A	10	5.75%	71,693	66,658	2013
Second	Unique	10	5.125%	52,787	48,823	2013
Third	A	12	7,75%	33,934	45,684	2016
Third	B	12	7,625%	13,861	-	2016
Fifth	A	10	Libor + 2.56%	71,693	61,673	2014
Program section 1		7	IPC + 7.0%	100,000	100,000	2011
Program section 2		12	IPC + 7.3%	150,000	150,000	2016
Program section 3		15	IPC + 7.19%	108,865	108,865	2019
Capitalized interests				8,596	12,055	
Total Bonds				**1,181,570**	**1,163,899**	
Total long-terms bonds				**1,181,570**	**1,021,465**	
Total short-terms bonds					**142,434**	

Bonds accrued interests during 2005 for $127,824 (2004 - $100,733), which were recorded as financial expenses.

The following is the detail of maturity dates for the outstanding bonds:

Year	Capital	Interests	Total
2006	136,562	5,872	142,434
2009	106,579	6,183	112,762
2011	280,000	-	280,000
2012 onwards	628,703	-	628,703
	1,151,844	**12,055**	**1,163,899**

The issuance of bonds by the Head Office was as follows.

- The first issuance was made for $130,000 in 1998, which at December 31, 2005, had a balance for $35,000, and is destined to execute the investment plan and to attend corporate requirements.
- The second issuance for $180,000, series A, B, C and D, destined 50% for the cash flows of 1999 and the remaining 50% for the Investment Plan. At year-end 2005 the balance is for $204.196, as a result of the capitalization of the issued series IPC.
- Third issuance for $130,000, was destined to replace local and foreign currency loans, thus to reduce the risk in exchange and to extend the average life of the portfolio.
- The bond program for $450,000, from section 1, 2 and 3 for $358,865, which destined 50% to handling debt operations and the remaining 50% to finance cash flows and to make inventories.

The subsidiary Transelca, duly authorized by the General Shareholders' Meeting and by the Superintendency of Securities, issued bonds during 2002 and 2004 for $100,000 and $113,000, respectively, in order to finance expansion projects, working capital needs and corporate cash flows. At December 31, 2005, 100% of the securities were placed.

The bonds issued by the subsidiary REP, have the following characteristics:

The General Shareholders' Meeting of the subsidiary REP, on November 13, 2002, authorized the first program of Corporate Bond Issuance up to an amount equivalent to USD 130 million or its equivalent in new soles, individually or in one or various issuance programs. By means of Resolution of CONASEV's General Management No. 046-2003-EF/94.11 of June 23, 2003, that approved the anticipated process at the Unique Registration of Securities and registered the corporate bond issuance program "First Bond Program of the Energy Network of Peru" up to a maximum amount of USD 100 million or its equivalent in new soles.

On July 14, 2003, the subsidiary REP, made the first issuance of corporate bonds, Series A for USD 30 million, completely placed. These bonds are supported by the guarantees established in clause 4.15 of the Issuance Framework Contract. Resources obtained with this issuance were destined to pay a senior loan for USD 25 million and the amortization of the loan with Banco de Crédito for USD 5 million.

By means of Resolution of CONASEV's General Management No. 081-2003-EF/94.11 of October 23, 2003, that established the inscription of corporate bonds in the "Second issuance of the First Bond Program of the Energy Network of Peru" up to a maximum amount of new soles equivalent to USD 20 millions. On November 10, 2003, the subsidiary issued the second issuance of corporate bonds, Unique Series completely placed. The pending amortization balance is readjusted with the Current Constant Value. Resources obtained from the second issuance were destined to pay the first loan with Banco de Crédito for USD 20 million.

By means of Resolution of CONASEV's General Management No. 057-2004-EF/94.11 of June 23, 2004, that established the inscription of corporate bonds in the "Third issuance of the First Bond Program of the Energy Network of Peru" up to a maximum amount of new soles equivalent to USD 50 million. On July 19, August 20 and November 30, 2004, the subsidiary made a third and fifth issuance of corporate bonds series A and B, for USD14,2, USD5,8 and USD30 respectively, which were completely placed.

The securities of the REP subsidiary have options to recover them totally or partially as of the fourth year of the life term of each series, after the twelfth date of maturity has passed. Interests are paid on a quarterly basis.

The General Shareholders' Meeting of July 22, 2005, approved the second issuance of corporate bonds for the subsidiary REP up to USD 150 million or its equivalent in new soles, destined for prepayments of the syndicated loan and to finance the expansion plan.

The main financial commitments of the subsidiary REP regarding the first program of issuance of bonds are as follows:

- Maintain an indebtedness index lower than 1.55 times until 2004 and a minor of 1.20 times as of 2005;
- Maintain at all time a minimum net equity for USD 90 million;
- Maintain at all time a hedging index of indebtedness service greater than 1.3 times; and
- Maintain a hedging index for interest coverage greater than 3.0 times until 2004 and 3.5 times as of 2005.

At December 31, 2005 and 2004, the subsidiary complied satisfactorily with the mentioned commitments.

Bonds accrued interests during 2005 for $127,824 (2004 - $100,733), which were recorded as financial expenses.

NOTE 13: FINANCIAL OBLIGATIONS

The balance of financial obligations at December 31 was comprised as follows:

Credit lines		Interest rates	Credit lines	2004	2005
Domestic financial obligations					
ABN_AMRO.		COP	DTF + 0.85%	-	16,000
Banco Ganadero BBVA 07-2000		COP	DTF + 5.5%	-	15,000
Citibank		COP	DTF + 1.70%		13,194
Davivienda 01-2002		COP	DTF + 4.05%	26,000	11,000
Corficolombiana		COP	DTF + 5.5%	12,000	8,000
Corfinsura (today Bancolombia)		COP	DTF + 4.3% a 5%	6,500	6,500
Banco de Occidente		USD	DTF + 5.5%	-	4,075
Banco de Crédito		COP	DTF + 5% a 5.75%	5,200	3,040
Ministerio de Hacienda		USD	Libor + 1,25%	4,914	2,816
Banco Conavi (hoy Bancolombia)		COP	DTF + 5%	2,000	1,600
Bancolombia		COP	DTF + 3.5% a 5.5%	10,800	667
FEN 10514		COP	DTF + 4.1%	20,400	-
Lloyds		COP	DTF + 2,75%	11,000	-
Banco Popular		COP	DTF + 3.0%	10,300	-
Banco de Occidente		COP	DTF + 5.5%	10,149	-
Banco de Bogotá		COP	DTF + 5.5%	9,167	-
FEN		COP	DTF + 2.5% y 5.1%	7,216	-
Banco Santander		COP	DTF + 2,5%	5,000	-
Total domestic financial obligations				**140,646**	**81,892**
Foreign financial obligations					
BIRF-3955-CO.		USD	Libor 6 M + Spread	243,348	209,143
Banco Continental	(1)	USD	Libor + 3.75%	89,690	74,754
BID		USD	8.71%		70,816
CAF		USD	8.03%		52,532
IFC	(2)	USD	7.51% y 8.75%	55,610	49,584
BID 195 IC/CO.		Unit of account	7.42%	65,955	35,709
BIRF-3954-CO.		USD	Fixed section rates (6.32%)	44,820	26,952
FMO Holland	(2)	USD	8.42% y 8.5%	22,410	19,948
MEDIO CREDITO CENTRALE		ITL	Tasa Fija 1.75%	21,696	14,704
Banco Central del Perú – Sucursal Panamá			Libor 6M + 1%		7,994
Banco de Crédito del Perú	(1)	USD	Libor + 4%	7,967	6,599
Kreditanstalt Fur Wiederaufdau		USD	Libor + 1.5%	2,640	785
Bancolombia Panamá		USD	Libor + 5.75%	477	378
Total foreign financial obligations				**554,613**	**569,898**
Hedging operations	(3)			-	82,588
Total financial obligations				**695,259**	**734,378**
(Less) – Current part				**192,621**	**142,652**
Total long-term				**502,638**	**591,726**

1) On August 29, 2002, the subsidiary REP agreed a loan contract with Banco de Crédito Peru and Banco Continental known as "Syndicated loan" for USD 70 million. During the Director meeting of July 21, 2004, it was agreed to pay USD 20 million of the approved loan, by using resources obtained from the third issuance of bonds. This loan is guaranteed with a first and preferred mortgage over the concession right of the transmission system and of the concessioned assets. Likewise, it is collateral over the shares owned by shareholders'.

2) Financial obligations accrued interests during 2005 for $44,380 (2004 - $82,961), which were recorded as financial expenses. Additionally, hedging operations generated interests during the year for $14,422 (2004: $15,162) and an exchange difference for $28,625 (2004: $57,188).

3) At the closing of 2005, results from financial hedging were reclassified from long-term, investments to financial obligations. The amount recorded relates to the balance pending interests and exchange difference, resulting from swap operations in force with BNP and Bancolombia.

At December 31, 2005, the Head Office had two exchange rate swap contracts with Bancolombia with rights for USD32,750,483, from which USD31,648,750 relate to capital hedging and USD1,101,733 to hedging interests, (2004: USD46,941,331 per capital and USD1,840,987 per interests) and obligations for $129,747 (2004: $185,380) and a Cross Currency Swap contract (of interest rate) with BNP Paribas with a right for USD44,294,669 (2004: USD44,294,669) and obligations for $125,000 (2004: $125,000), under this contract the Company received a fixed interest rate of 13.7% and paid floating rates based on LIBOR + 0.265% determined with six months of interval.

At December 31, financial obligations were in the following currencies:

		Balance in original currency (1)		**Balances in domestic currency (millions)**	
Currency	**Interest rates**	**2004**	**2005**	**2004**	**2005**
US Dollar	Libor + Spread BIRF	185,329	222,550	471,873	604,889
Unit of account	Fixed rate 7.42%	16,388	9,955	65,955	35,709
Euros (liras)	Fixed rate 1.75%	6,672	5,459	21,697	14,704
Colombian Pesos	DTF + 3.15% a DTF + 4.1%	135,734	105,776	135,734	79,076
				695,259	**734,378**

(1) Amounts in original currency, different to the Colombian peso are expressed in thousands.

The maturity of the long-term obligations at December 31, 2005 is the following:

Years	**Valor**
2007	174,668
2008	71,435
2009	79,919
2010	70,292
2011 onward	195,412
Total long-term financial obligations	**591,726**

COMMITMENTS REGARDING LOANS

The Company has agreed to comply with the following covenants and indicators during the life of the loans:

Banco Interamericano de Desarrollo (BID):

- Head Office will not assume, without the Bank's approval, new financial obligations with a maturity greater than one year, as a result of which; a) The ratio between its own internal rate of return plus the set aside contribution of its shareholders for the debts is not lower than (1.2) and; b) the ratio between long term debts, excluding those that have to be covered by its shareholders, and equity capital exceeds 1.2 times, and

- Head short-term bank and commercial indebtedness are pending each year's payment and will not exceed 45% of the year's current asset.

Banco Internacional de Reconstrucción y Fomento - BIRF:

According to the letter of the World Bank at June 30, 2005, contractual financial obligations expired at this date.

Financiera Energética Nacional FEN:

The loan held by the Head Office with FEN was paid in October 2005, but during the first half of 2005, the following restrictions were held to the financial indicators:

- EBITDA/ Operating financial expenses not less than 2.0 times

- EBITDA/ Long-term debt balance not less than 0.17 times.

- AOM cash expenses/income from net exploitations, excluding FAER: Not greater than 23%. The decision to exclude FAER from the calculation of the AOM cash expense/income indicator from net exploitation was made official by FEN, in the communication P-02829 of October 23, 2003.

- Service collections (overdue + period maturity): not less than 0.90

At December 31, 2005, the Head Office had two exchange rate swap contracts with Bancolombia with rights for USD33 million, from which USD32 relate to capital hedging and USD1 to hedging interests, (2004: USD47) and obligations for $129,747 (2004: $185,380) and a Cross Currency Swap contract with BNP Paribas with a right of USD44 (2004: USD44) and obligations for $125,000 (2004: $125,000), under this contract the Company received a fixed interest rate of 13.7% and paid floating rates based on LIBOR + 0.265% determined with six months of interval.

At December 31, 2005 and 2004, the Head Office satisfactorily complied with the mentioned commitments.

IFC and FMO loans:

During the life of the contracts, the subsidiary ISA Peru may not, among others:

- Declare or pay a dividend or make any distribution of capital or purchase, redeem or acquire its own shares, if they do not comply with the indicators agreed in the contract.

- Make agreements with limited partnerships, distribute profits or royalties or any other similar agreement by which the income of the subsidiary are or could be shared with any other person.

- Establish or hold a subsidiary or start or permit a merger, spin-off or absorption by incorporation or reorganization.

- Engage, assume or allow any debt other than that specified in the contract.

Commitments acquired by the subsidiary REP:

- On August 29, 2002, a trust contract for cash flows was signed by the subsidiary (trust granter), Banco Continental (trustee) and Bank Boston, Peruvian Branch (Trust fund) to ensure the compliance of the obligations in favor of the preferential creditors (Banco Continental and Citibank N.A. Lima Branch). Likewise, with cut-off date of March 31, 2005, the cession of contractual position was signed in the Trust Contract of Cash Flows for Bank Boston, Peruvian Branch, in favor of Banque BNP Paribas Andes S.A.

Under this agreement funds deposited by the customers of the subsidiary in the collection accounts are transferred to the trust grantor's account on the next working day. In case of incompliance, the fund withholds 25% of flows from the collector accounts until the incompliance has been solved and if the subsidiary does not comply with any ensured obligation, the trust granter will withhold 100% of cash flows deposited in these accounts.

The term of the contract will be computed as of the date of signature and will be in force until the effective and integral cancellation of the ensured obligations are assumed by the trust grantor in favor of the creditors or on the contrary, when the extinction of the rights and goods comprising the trust funds equity.

NOTE 14: ACCOUNTS PAYABLE

The balance of accounts payable on December 31 was as follows:

		2004	2005
Related parties	(1)	9,268	8,630
Suppliers		49,809	81,160
Financial expenses		46,828	38,509
Creditors		11,981	14,116
Dividends	(2)	23,049	25,449
Other accounts payable		4,500	11,353
Other taxes		31,360	41,449
Total accounts payable		**176,795**	**220,666**
Less - Total long-terms accounts payable		**23,038**	**31,533**
Total short-term accounts payable		**153,757**	**189,133**

(1) Include accounts payable with the subsidiary REP and Empresa de Energía de Bogotá S.A.E.S.P.

(2) Relates to dividends of the Head Office for $101,795, decreed dividends by the General Shareholders' Meeting, agreed in March 2005; during the year dividends were paid for $99,395.

NOTE 15: LABOR LIABILITIES

Labor liabilities at December 31 were comprised as follows:

	2004	2005
Labor liabilities		
Severance payments and interests	3,751	4,358
Vacations	3,219	3,577
Extralegal benefits	3,265	3,136
Other	709	778
Total labor liabilities	**10,944**	**11,849**
Less – long-term portion	**951**	**869**
Short-term labor liabilities	**9,993**	**10,980**

According to Legislative Decree No. 677, the participation of the workers in the subsidiary REP income is of 5% of net income. This income is recorded as deductible expenses for income tax purposes.

NOTE 16: ACCRUED LIABILITIES AND PROVISIONS

Accrued liabilities and provisions at December 31 were as follows:

		2004	2005
Retirement pensions	(1)	148,008	127,346
Provision for income tax	(2)	57,893	43,677
Other provisions for conventional beneficial	(3)	-	24,134
Provision for bonds		-	5,792
Provision for social benefits		-	1,655
Provision for the recovery of towers	(4)	358	611
Other accrued liabilities and provisions	(3 y 5)	19,416	24,861
Total accrued liabilities and provisions		**225,675**	**228,076**
Less – short-term portion	(6)	**94,951**	**101,282**
Total accrued liabilities and long-term provisions		**130,724**	**126,794**

(1) Decrease in 2005 for the Head Office and the subsidiary Transelca regarding 2004, is explained, among other aspects, by the effect of the legislative act 001 of 2005, which eliminated the special retirement pension liability applied by both entities. See Note 23.

(2) Relates to the provision for income tax generated from Head Office and its subsidiaries (See Note 16.2).

(3) In 2005 Head Office and the subsidiary Transelca, started to recognize the liability originated by the present value of future payments for health, education and seniority plans currently agreed with pensioners, computed with the same pension liability methodology and recognized in the same percent amortized.

(4) Relates to the provision for the repair of collapsed towers that could not be repaired at the end of 2004 and 2005.

(5) 2005 includes $4,122 (2004 - $6,737) related to 2.5% of the commission over guarantees created with Bancolombia and BBVA Ganadero to develop the awards made to Head Office of the UPME 01 and 02 projects of 2003, which should be paid during its construction. Additionally, a provision for $6,245 is included for FAER (2004 - $5,759), and $781 related to the bonus for Head Office directives, as a result of the change of ordinary salary to an integral one, renouncing from the seniority premium that will be recognized for 3 years. Besides, provisions are included for miscellaneous costs and expenses of the subsidiary Transelca for $ 3,596 (2004 - $2,202)

(6) 2004 includes an accrued liability for the actuarial computation. In 2005, the accrued liability from actuarial computation is completely classified as long-term, in accordance with Circular No. 044 of 2003 of CGN.

16.1 RETIREMENT PENSIONS AND CONVENTIONAL BENEFITS

Retirement pensions

Under the Labor Code, Head Office and the subsidiaries Transelca and XM, are required to pay pensions to employees who satisfy certain conditions of age and length of service. However, the Social Security Institute (ISS) and the Pension Management Funds have assumed the greater part of this obligation.

The present value for retirement pensions as of December 31, 2004, and 2005, was determined using actuarial calculations comply with the law and specifically with the actual labor settlement agreements (agreement and convention). The estimates used were as follows:

Detail	**2004**		**2005**		
	ISA	**TRANSELCA**	**ISA**	**TRANSELCA**	**XM**
Actual interest rate	4.80%	4.80%	4.80%	4.80%	4.80%
Future increase of pensions and salaries	6.85%	6.85%	6.08%	6.08%	6.08%
Number of persons covered by the plan	926	277	525	182	19

At year-end 2005, the number of workers that would be pensioned in Head Office was decreased in 363 persons, passing from 501 in 2004 to 138 in 2005, because of 57 workers were transferred as a result of employer substitution to the affiliate XM Compañía de Expertos en Mercados and 306 workers of ISA that comply with pension extralegal benefits with ISA after July 31, 2010, thus being excluded in accordance with legislative act N° 01 of July 22, 2005.

As of December 31, 2005, Head Office amortized 83.28% and the subsidiary Transelca amortized 80.87% (2004 – 82.35% and 72.42%, respectively) of the projected obligation; the increase of the amortization percent was for 0.93% in accordance with Decree 051 of 2003, which allows to distribute the amortizable percent of the actuarial computation at December 31, 2002, until 2023 in a straight-line form.

The movements of the actuarial calculation and the deferred liability at December 31 are as follows:

	Projected liability	Deferred cost	Net liability
Balance at December 31, 2003	**188,571**	**44,722**	**143,849**
Add – increase of the actuarial computation and pension payments	13,756	16,236	(2,480)
Amortization of retirement pensions	-	(21,877)	21,877
Pension payments	(15,238)	-	(15,238)
Balance at December 31, 2004	**187,089**	**39,081**	**148,008**
Less – Decrease in the actuarial computation and retirement pension	(7,162)	2,817	(9,979)
Transfer of liability to XM projected obligation	(4,975)	-	(4,975)
Decrease of deferred cost effect of legislative act 001/2005	-	(4,298)	4,298
Decrease of actuarial computation – XM adjustment	(4,395)	(1,658)	(2,737)
Amortization of retirement pensions	-	(9,737)	9,737
Payment of pensions	(17,006)	-	(17,006)
Balance at December 31, 2005	**153,551**	**26,205**	**127,346**

Conventional benefits

On December 31, 2005, the Head Office and subsidiary prepared a calculation with Actuarios Asociados S. A., in order to determine the Head Office and the subsidiaries liabilities regarding conventional benefits received by pensioners, different to those required by legal regulations.

In order to prepare the computation, extralegal aids and benefits were included for present value of $28,979, included in the union labor contract to which the pensioners have right, such as: education and health (complementary plans and aid for health expenses) aid and pension contributions.

The amortization for this liability was estimated in 82.35% (amortized percent of the actuarial computation at December 31, 2004) and recorded as non-operating expenses because of are related with prior years and 0.93% (increase of the amortization percent in accordance with Decree 051 of 2003) of the current period as an operating expense in independent accounts to the actuarial computation.

Pending amortizable value will be recognized by the straight-line method until 2023, in accordance with the amortization plan of the pension liability.

The subsidiary Transelca's present value of these benefits is for $23,510, from which $6,604 were charged to the expenses in 2005 and the remaining $16,906, were amortized in an average of 8 years, in accordance with amortization scheme of the pensional liability applied by the subsidiary.

16.2 INCOME TAX

Tax regulations applicable to ISA's Group domestic companies are the following:

a) Taxable income is subject to a 35% income tax rate. As of 2004 and until 2006, such regulations set forth a surtax equivalent to 10% of the net income tax determined for each of these taxable years.

b) The basis to determine income tax cannot be lower than 6% of the Company's net tax equity on the last day of prior taxable year, cleared as established by tax regulations in force (imputed taxable).

c) As of 2003, tax losses arisen may be offset against ordinary net taxable income of the eight subsequent years provided they do not exceed 25% of the loss per annum, irrespectively of the year's presumptive income. Tax losses arisen up to 2002 may be offset against ordinary net taxable income of the five subsequent years provided they do not exceed the mentioned limitation. In all cases, tax losses are adjusted to reflect the effect of inflation.

d) Excesses of imputed taxable over ordinary income taxable generated up to 2000 may be deducted over the five subsequent years; for those generated in 2001 and 2002, the span is reduced to three years. Those generated from 2003 on may only be offset against net ordinary income taxable of the five subsequent years. In all cases, excesses of imputed taxable over ordinary income are adjusted to reflect the effect of inflation. On December 31, 2005, excesses of imputed taxable over ordinary income taxable of the subsidiaries Transelca, Internexa and Flycom are for $8,977, $10,903 and $36,605, respectively.

e) As of 2004, income tax payers performing transactions with foreign related or associated parties are obligated, for income tax purposes, to determine their ordinary and extraordinary revenues, costs and deductions, assets and liabilities, considering for these transactions the prices and profit margins that would have been used in comparable transactions with or between non-related parties. At this time the Head Office's management and its legal advisors have concluded the study for 2004, which did not require adjustments to the financial statements. Likewise, as a result of the study continued for 2005, the Head Offices management and its legal advisors consider that no adjustment is required as a result of the mentioned study.

f) Law 863 of 2003 established that income tax payers could deduce 30% of the effective cash investments made only from productive real fixed assets. After applying this regulation and based on investments made by the Head Office in 2005, the periods net taxable income was decreased in $31,216.

g) During 2005, Decision 578 of the Andean Nations Community (CAN) was set-forth, which seeks to avoid double taxation of the income obtained in any of the country members, by using an exoneration mechanism; based on this decision and on the concepts issued by tax authorities, the income obtained in countries that are members of the Andean community are tax exempt.

h) Temporary tax over net assets in Peru

The temporary tax over net assets began to operate as of January 1, 2005, which is applied over third category income generators subject to the income tax general regime. The tax basis is comprised by the value of net assets deposited in the adjusted balance sheet, in accordance with Legislative Decree No. 797 at December 31 of prior year, which relates to payments deduced from depreciations and amortizations. The obtained net assets value will be updated on an annual basis. The tax rate is for 0.6%.

i) ISA Peru, on March 29, 2001, made an agreement with the Peruvian Government of a Legal Stability Agreement under the Legislative Decrees No.662 and No.757 and Law No.27342. The Agreement's term began with the term of the Concession Contract and it is extended for the term of the Concession. See detail in Note 19.4

j) In 2004 and 2005, ISA recognized the deferred tax debit to reflect the temporary differences in the inflation adjustments of non-monetary assets which were subject to depreciation. This is an application of accounting principles and not a tax accounting methodology. This process generated lower tax expense for the period, resulting in a decrease in taxes, in the amount of $22,864 (2004 - $30,874).

k) Based on the concept issued by the CGN the subsidiary Internexa created a debit deferred tax as of 2005 over imputed taxable as it might be possible to be reverted in the future. Its effect could be a lesser tax expense for $3,162.

The income tax return of 2003 and 2004 of the Head Office and national subsidiaries are subject to the review and approval by the tax authorities. For the subsidiaries in Peru, the income tax returns of 2002, 2003, 2004 and 2005 are subject to audit in accordance with tax regulations.

NOTE 17: OTHER LIABILITIES

The balance of other liabilities at December 31 was comprised as follows:

Other short-term liabilities	**2004**	**2005**
Collection from third parties	7,548	96,604
Delegated administration	21,303	33,974
Collection from third parties – TIES	21,346	27,616
Deposits in guarantee – MEM	40,657	-
Collection in favor of third parties – FAZNI, FAER and FESI	33,060	-
Income received from advanced sales	5,240	6,901
Total other short-term liabilities	**129,154**	**165,095**
Other long-term liabilities		
Deferred tax	96,486	118,012
Deferred income	46,357	53,802
Accounts payable to related parties different to the Group	7,105	6,422
Deferred credits	4,844	4,287
Other minor	4,246	5,929
Total other long-term liabilities	**159,038**	**188,452**

NOTE 18: SHAREHOLDERS' EQUITY

SUBSCRIBED AND PAID CAPITAL

Subscribed and paid capital at December 31 was distributed as follows:

2004			
Shareholders'	**Number of Shares**	**Amount $ Million**	**% Participation**
Ordinary shares			
Government	569,472,561	18,679	59.2990%
Empresas Públicas de Medellín -EEPPM-	102,582,317	3,365	10.6819%
Empresa de Energía de Bogotá -EEB-	17,535,441	575	1.8261%
Central Hidroeléctrica de Caldas S.A. -CHEC-	1,460,366	48	0.1521%
Fondo de Pensiones Obligatorias Protección	28,177,314	924	2.9340%
Fondo de Pensiones Obligatorias Colfondos	12,509,059	410	1.3026%
Foreign investors	18,152,265	595	1.8902%
ISA ADR PROGRAM	4,285,000	141	0.446%
Other shareholders'	206,167,360	6,762	21,4682%
Outstanding subscribed capital	**960,341,683**	**31,499**	**100.0000%**
Reacquired own shares	17,820,122	585	
Total subscribed and paid capital	**978,161,805**	**32,084**	

2005			
Shareholders'	**Number of Shares**	**Amount $ Million**	**% Participation**
Ordinary shares			
Government	569,472,561	18,679	59.2990%
Empresas Públicas de Medellín -EPM-	102,582,317	3,365	10.6819%
Empresa de Energía de Bogotá -EEB-	17,535,441	575	1.8261%
Fondo de Pensiones Obligatorias Protección	39,441,754	1,294	4.1071%
Fondo de Pensiones Horizonte	14,256,324	468	1.4845%
Fondo de Pensiones Obligatorias			
Colfondos	13,537,750	444	1.4097%
Foreign investors	12,035,460	395	1.2532%
ISA ADR PROGRAM	4,560,600	150	0.47621%
Other shareholders'	186,919,476	6,129	19,46229%
Outstanding subscribed capital	**960,341,683**	**31,499**	**100.0000%**
Reacquired own shares	17,820,122	585	
Total subscribed and paid capital	**978,161,805**	**32,084**	

CAPITAL SURPLUS

- **ADDITIONAL PAID-IN CAPITAL**

The additional paid-in capital is the excess of the sales price over the par value of the Head Office's subscribed shares.

- **RECEIVED FOR PROJECTS**

This account represents amounts that the Government has delivered for the construction of the first circuit of the 500-kW line to the Caribbean Coast.

RESERVES

- **LEGAL RESERVE**

The law requires the Company to appropriate 10% of annual net income as a legal reserve until the balance of the reserve is equal to 50% of subscribed capital. This mandatory reserve may not be distributed prior to the liquidation of the Company, but may be used to absorb or reduce net losses. Any balance of the reserve in excess of 50% of subscribed capital is at the disposal of the shareholders.

- **RESERVE FOR PROVISIONS OF TAX LAW**

The General Meeting approved this reserve from net income, in compliance with Article 130 of the Tax Code, in order to obtain tax deductions for depreciation in excess of book depreciation. According to the regulations, this reserve may be released as, and when, the depreciation subsequently booked exceeds the depreciation charged each year for tax purposes, or the assets which generated the higher allowances are sold.

- **RESERVE TO REINFORCE EQUITY**

On March 26, 1999, the General Meeting approved this as a voluntary reserve in accordance with Article 47 of the Bylaws. This voluntary reserve was ordered so that the Company could retain its solid financial position, and maintain the financial indicators required by the rating agencies, in order to obtain the investment grade rating, and to comply with contractual commitments made with lenders. On March 2005, a dividend for $48,453 (2004 - $58,378) was approved to be distributed from this reserve.

- **RESERVE FOR REACQUISITION OF OWN SHARES**

Shareholders´ meeting of March 22, 2001 approved a special reserve for the repurchase of own shares, held by the Closed Value Fund, which was created to add liquidity to ISA shares, for Ps8,500 This is a special fund to repurchase shares held by EEPPM for $38,100.

- **RESERVE FOR REHABILITATION AND REPLACEMENT OF NATIONAL TRANSMISSION SYSTEM ASSETS**

The annual Shareholders meeting, held on March 30, 2000, approved a reserve of Ps24,933 for the rehabilitation and replacement of all the domestic transmission system assets, and as of March 18, 2002, they had approved an additional reserve of Ps12,502.

EQUITY REVALUATION

Inflation adjustments on equity accounts have been credited to this account, and charged to the income statement, they were recognized in Colombia by Head Office and subsidiaries until December 31, 2000. This amount will not be distributed to Shareholders, but can be used to increase the net capital.

SURPLUS FROM EQUITY METHOD

Relates to the counterpart of investments equity variances made in subordinates, as a consequence of applying the equity method. See Note 3.3.

This surplus includes the exchange translation effect from soles to US Dollars in Peru for $61,061, made as of January 1, 2005.

NOTE 19: MEMORANDUM ACCOUNTS

The balance of memorandum accounts at December 31 was comprised as follows:

		2004	2005
Debtors			
Excess of tax debtors		34,565	36,349
Other contingent rights		54,157	54,498
Other debtor control accounts	(1)	489,793	336,072
Effect from applying Resolution 364 of 2000	(2)	797,320	1,659,817
Total debtor memorandum accounts		**1,375,835**	**2,086,736**
Creditors			
Claims and lawsuits (See Note 20.1)		858,523	859,712
Effect from applying Resolution 364 of 2000		154,601	36,243
Taxes		180,030	307,262
Agreement for the availability of optic fiber	(3)	373,492	390,766
Other contingent responsibilities		424,089	281,503
Other creditor control accounts		3,241	1,370
Total creditor memorandum accounts		**1,993,976**	**1,876,856**

(1) Includes collections from third parties that in 2005 were charged to the subsidiary XM.

(2) Represents differences with accounting, which results from applying the inflation adjustment system for tax effects and differences in accounting and tax deductions to determine net income. In 2005, the tax cost for $673,552 was included in long-term investments.

(3) Includes the availability of optic fiber capacity agreement by which the Head Office granted to Internexa S.A E.S.P, their availability of optic fiber capacity that was installed in its infrastructure and of third parties, and is in quality of usufruct. This agreement was signed with the purpose that Internexa S.A E.S.P could attend coverage, quality, reliability and capacity requirements currently required by telecommunication operators and other customers that render these services. The annual invoicing basis will be as follows:

YEARS	AMOUNT
2006	8,841
2007	9,991
2008	11,290
2009	12,757
Following years	338,546
Total	**372,584**

19.1 CLAIMS AND LAWSUITS

Head Office currently appears as part, as a defendant, plaintiff or as an intervening third party, of judicial processes of administrative, civil and labor nature. It has been noted that any of the processes in which the Company appears as a defendant or as an intervening third party that could affect the Company's stability. Likewise, under its name the Company has performed the necessary legal actions to develop its corporate purpose and to defend its interests.

We proceed to detail the information related with legal actions in which the Head Office is currently involved:

a) At December 31, 2005, Head Office lodged a lawsuit against: Electrificadora del Atlántico, Electrificadora de Bolívar and Empresa de Energía de Magangué for delay interests of accounts for the use of STN and Bolsa de Energía, for $14,854 (2004 - $14,854).

b) Head lodged a civil lawsuit against Sistep Ltda and Aseguradora de Fianzas S.A., Trust, at the Civil Court No. 10° of Medellín, for USD1,936,618 plus $1,175 (2004 - $1,175), as a result of the incompliance in the delivery of equipment to the Yumbo and La Esmeralda substations, and to the prejudice that resulted from this and to the Trust of paying the compliance policy to ISA.

c) Cundinamarca Administrative Tribunal, first Section. Plaintiff: Head Office. Defendant: The Superintendency of Public Utilities has been sued for $1,424 (2004 - $1,424). as a result of issuing administrative acts which impede ISA (ASIC) from exercising its rights to limit power supplies and the collection of billings for the account of Empresas Públicas de Caucasia.

d) Administrative Tribunal of Antioquia, Head Office has lodged a Nullity and Reestablishment lawsuit against the Tax authorities Dirección de Impuestos y Aduanas Nacionales -DIAN, for $4.780, related with delay interests in favor of ISA, given that they did not timely receive the income tax paid in excess in 1995. The process is currently awaiting sentence from the Tribunal.

e) Head Office lodged a lawsuit at the Administrative Tribunal of Antioquia, by Resolutions 1233 and 1234 of 2001, by which the Municipality of San Carlos requested the payment of the public space occupation and disturbance for $1.839 and $554 of 2000 and 2001, respectively. The first process is awaiting sentence at the Tribunal and the second is in the second phase at the State Council, after a resource was lodged by the Municipality against the favorable sentence awarded to ISA during the first phase.

f) Flores III LTDA & CIA. S.C.A. E.S.P. lawsuit. Case 064, Nullity and reestablishment right process, plaintiff Flores III Ltda. and Cia. S.C.A-E.S.P, defendants: The Nation- Ministry of Mines and Energy, CREG, ISA and Electrificadora del Caribe S.A. E.S.P . Pretensions: Declare nullity of Resolution 031 of July 22, 1999 of CREG, by which the appeal of Electricaribe S. A. was accepted, exonerating the company from paying amounts invoiced by ISA for the restriction that resulted in the autotransformer 220-110 kV, and of the presumptive administrative writ resulting from the administrative silence, regarding the direct revocation request of the above Resolution, and sentences the amount of $2,343 (2004 - $2,343).

g) Termocandelaria is currently taking legal action against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and redress of Rights against ISA, the Nation, the Ministry of Mines and Energy the CREG, in the amount of Ps20,794 (2004 - $20,794), by application of resolutions CREG 034, 038 and 094 of 2001

h) Central Hidroeléctrica de Betania S.A. E.S.P. is taking legal action against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of $54,598 (2004 - $54,598) and USD 15,373,890, for charges of capacity, by application of resolutions CREG 077 and 111 of 2000.

i) Emgesa S.A. E.S.P. is taking legal actions against ISA in the Administrative Court of Antioquia. Administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of Ps193,662 (2004 - $193,662) and USD 82.4 million, by applying Resolutions CREG 077 and 111 of 2000.

j) Chivor S.A. E.S.P. has sued in the Administrative Tribunal of Antioquia for Administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy, in the amount of $89,008 (2004 - $89,008) and USD 32.5 million, for capacity charges, Resolutions CREG 077 and 111 of 2000.

k) Proeléctrica & CÍA. S.C.A. E.S.P. has sued in the Antioquia Administrative Tribunal for nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and CREG in the amount of $9,207 (2004 - $9,207), by applying Resolutions 034 and 038 of 2001.

l) Termotasajero S.A E.S.P. is taking legal actions in the Administrative Court of Antioquia for administrative lawsuits of Nullity and redress against ISA, the Nation, the Ministry of Mines and Energy and the CREG, in the amount of $128,848 (2004 - $128,848), by applying Resolution 034 and 038 of 2001 of CREG.

The lawsuits for application and charges against ISA as the Administrator of the Commercial Settlement System (ASIC) of CREG's Resolutions No 077 and No 111 of 2000, correspond to the change in methodology by CREG for its calculation, which according to the plaintiff companies, will prejudice them. The same happens with Resolution No 034 and 038 of 2001, the agents consider that this act considerably lowers their income. As a result of the above and ISA, as representative of third parties in these transactions, which in principal, its equity will not be at stake in those legal processes. According to the legal and technical analysis, ISA has enough arguments to consider that it will be exonerated from these processes, given that as Administrator of the Commercial Interchange System it should have applied the CREG regulations, function of which it could not be exonerated. Invoices and resolutions issued by ISA in order to solve the replacement resources lodged by brokers, strictly comply with the aforementioned resolutions; therefore, these may not be the causes of the supposed allegations made by the plaintiffs. Eventually, in case there are negative results, ISA could request compensation or matching of accounts between the transactions of the market brokers, which would not affect the Company's equity.

m) Gomez Cajiao y Asociados, has a contractual lawsuit, requesting the nullity of granting writ and of public bidding C002 and the nullity of contract BL98 and to reestablish the right as proponent for $ 2,000 (2004: $2,000).

n) Empresas Publicas de Medellín, nullity and reestablishment right against the Nation – Ministry of Mines – CREG, for the registration of commercial frontiers and have pretensions for $ 947 (2004: $947).

o) Claudia Andrea Córdoba y Fabiana Zanín Córdoba, have lodged a civil contractual liability lawsuit due to the accident of a family member during a contract for $4,000 (2004: 4,000).

On December 31, 2005, the subsidiary Transelca has claims and lawsuits for $4,357. The subsidiaries management and its legal advisors consider that the sentences of these cases will be favorable for Head Office or on the contrary will not significantly affect the company's equity.

There are other labor, civil and administrative lawsuits, related with the normal course of operations, which are pending to be sentenced at December 31, 2005, for approximately $295 (2004 - $295).

The Company's management and its legal advisors consider that the possibility of loss from these lawsuits is remote.

As a result of the audit to the 2002 income tax return of the subsidiary ISA Peru, SUNAt issued on August 26, 2004, Determination Resolution No.012-003-0004229, which returned the deduction of preoperative expenses related with Concession Contract. The return occurred due to a decrease in the Company's tax loss for the 2002 of S/.9,013,992 to S/.6,352,955, in favor of the subsidiary. On September 23, 2004, the subsidiary lodged a claim resource at SUNAT, which at this date is still pending solution. ISA Peru's management and legal advisors consider that there are solid legal arguments so that the resource could result in favor of the subsidiary.

19.2 COMMITMENTS

ISA Peru:

a) On June 24, 2002, the subsidiary agreed a Share Retention Agreement, with Head Office, Transelca, IFC, FMO and Citibank N.A., Lima Branch, by which the following limitations of the subsidiary's transfer of shares have the following limitations:

- During the following 36 months of the financial or technical date of ending, neither will the Head Office nor the subsidiary Transelca S.A. E.S.P., transfer the shares held of the preferential subscription rights to any person, except in the cases specifically established in the Contract.

- As defined in the Concession Contract, during the 10 year term after the date of closing, the Head Office may not transfer any of its shares if, after the transference has been made, Head Office is at least owner of 25% of the Company's shares, except in the case foreseen in paragraph (b) of the contract's clause 2.1.

- After the 36 months have expired as referred to in point (a), neither will the Head Office nor the subsidiary Transelca S.A. E.S.P., transfer its shares if (i) after the transference the Head Office or the subsidiary Transelca S.A. E.S.P. jointly be owner of at least 51% of the subordinates shares or (ii) do not conserve control over the subsidiary, except in the case foreseen in the contract.

b) On August 26, 2002, the subsidiary agreed with the Head Office, Transelca, IFC, FMO and Citibank N.A. Lima Branch, a Pledging Contract over Cash and Granting of Irrevocable Power. By this contract, the Bank will act as a collateral broker under the loan contracts with IFC and FMO. The cash pledge only and exclusively guarantees the payment of any obligation of IFC and FMO and mainly commits the subsidiary, among others, to:

- Transfer the complete amount of cash received by the subsidiary to all the, Citibank N.A., Lima Branch, bank accounts, including the rates or any other payment made from the Concession Contract.

- Citibank N.A., Lima Branch will be known as the only person or entity authorized to administrate the bank accounts and the amounts deposited.

- The subsidiary will not agree any legal action or operation regarding a part or all of the amounts deposited in the bank accounts, except it has the specific authorization from the ensured creditors (IFC and FMO) and/or of the collateral agent (as per instruction of the ensured creditors).

c) On September 2, 2002, the subsidiary ISA Peru agreed a Shared Withholding Contract with Interconexión Eléctrica ISA S.A. E.S.P. (ISA), Transelca S.A. E.S.P. (Transelca), International Finance Corporation (IFC), Nederlandse Financierings - Maatshappij Voor Ontwikkelingslanden N.V. (FMO) and Citibank N.A., Lima Branch (collateral agent). This contract ensures the total and timely payment and the fair compliance of all and each of the obligations with IFC and FMO and mainly establishes with the following:

- The shareholders' created a first and preferential pledge of all the owned shares in favor of the collateral agent, as well as of all the shares that after the contract are acquired or owned by the shareholders'.

- Pledged shares include all rights, titles and interests that could be acquired by shareholders' and each of the shares with or without the representative voting rights of the Company's social capital.

- The pledges of shares include political or economic rights corresponding to the shareholders in condition of the owners of the pledged rights.

d) On July 3, 2003, the subsidiary requested authorization from IFC and FMO to agree a Loan Contract with the Banco de Crédito of Perú (BCP). On July 4, 2003, the subsidiary agreed an Adhesion Contract with BCP, IFC, FMO and Citibank N.A., Lima Branch (collateral agent) that recognizes the BCP as an ensured creditor. On July 9, 2003 Isa Peru signed a Loan Contract with Banco de Crédito Peru for US$4,000,000, which constituted a financing replacement in order to pay the loans with Transelca S.A. E.S.P. Likewise, by this contract the subsidiary granted to BCP collaterals that support the compliance of the obligations assumed by the Company.

Agreement on Rights to Use the Underwater Cable "ARCOS 1"

The subsidiary Internexa participation percentage in the cable system is of 1,041666% by means of a property agreement. This underwater cable is called ARCOS, which designed topographically in the form of a ring as it connects 8,600 km of fiber optical cable to the United States, Bahamas, Turku & Caicos, Dominican Republic, Puerto Rico, Curacao, Venezuela, Colombia, Panama, Costa Rica, Honduras, Nicaragua, Guatemala, Belize and México. The initial investment was for USD 400 million.

"TRANSNEXA S.A. EMPRESA MULTINACIONAL ANDINA" AGREEMENT

TRANSNEXA S.A. ANDEAN MULTINATIONAL COMPANY, began its commercial operations in June 2003, in which the subsidiary Internexa S.A. participates with 50% of capital and the Ecuadorian company TRANSELECTRIC participates with the remaining 50%.

Agreement for the use of infrastructures – Joint project between INTERNEXA S.A. E.S.P., Empresa de Telecomunicaciones de Bogotá S.A. E.S.P. and ORBITEL S.A. E.S.P.

On January 7, 2003, the subsidiary Internexa S.A. E.S.P. signed an agreement for the use of infrastructure with Empresa de Telecomunicaciones de Bogota S.A. E.S.P. and ORBITEL S.A. E.S.P. The object of this agreement is to construct, equip and commission a fiber optic ring to the Caribbean Coast, for the joint use, operation, and maintenance of the three companies, which will determine the basis for free commercial use. With the money contributed for the use of this additional capacity, it was decided to create rotatory fund RCA. This fund is to be used for maintenance in the event that an occurrence takes place which would constitute a fortuite case.

Service Carrier Agreement between Internexa S.A. E.S.P. and ETB

On December 2, 1998, Internexa executed an agreement to offer fiber optic connection services, under a plan of national carrier rights. The term of this agreement is for a fifteen year period of use.

The services will be provided by Internexa by means of delivering a band or optical channel to ETB with a maximum capacity of 2.5 Gbps or in capacities of STM1 configured in a physical fiber optic ring that connects Bogota, Medellín and Cali

Contract for Leasing the Cartagena – Riohacha stations for the ARCOS project

On June 16, 2004, the subsidiary Internexa executed a Leasing Contract with New Network of Colombia Ltda. in which Internexa is committed to lease space in their Cartagena and Riohacha facilities for a period of 25 years.

Infrastructure Leasing Obligations:

The leasing obligations of the subsidiaries, Flycom, and Internexa, are guaranteed with the license for use of the radio wave frequency and the establishment of the radio network.

On March 22, 2002, the subsidiary Flycom subscribed by means of Suleasing Internacional an international leasing contract for a 12 year term, the use of the telecommunications network service and other equipment.

The total value of the leasing contract amounts to USD$2,753,863. According to contract terms, the subsidiary should pay leasing amounts for a 7 year term, with a 2 year period of grace for the amortization of capital. The current net value of rentals pending payment at December 31, 2003 is for USD$2,519,797.

On September 12, 2003, the subsidiary signed a leasing contract for $2,213, with Bancolombia, for the rental during a 12 year term, of a telecommunications network and other equipment, with a 2 year period of grace. The first payment charged to capital will only be made until March 2006.

On December 30, 2004, the subsidiary signed a leasing contract for $2,090 with leasing de Crédito, for a 12 year term, with two year grace period.

Leasing amounts vary each 6 months in accordance with the behavior of DTF, likewise, the leasing has the same operative characteristics.

19.3 GUARANTEES IN FORCE

At year-end 2005 the following bank guarantees were in force:

a) Guarantees created in 2003, as a support for the affiliates of ISA Peru, and REP in order to contract loans and to comply with concession contracts:

Ensured subsidiary	Beneficiary of the guarantee	AMOUNT (USD)	COMMISSION COLOMBIAN ENTITY	Annual Comiss (%)	Correspondent bank	ANNUUAL CORRESP COMMIS (%)	INITIAL	DATE MATURITY	OBJECT
ISA Perú	CitibankPerú	852.973	Corfivalle	1,80%	UBS AG (Stamford)	1,50%	29/8/05	29/8/06	Compliance with debt service of IFC and FMO loans.
REP	Banco Continental	734.129	Bancolombia	1,50% Crédito del Perú	Banco de	1,25%	15/9/05	15/9/06	Ensure compliance for the payment of the each quarter's debt with the Union of Banco Continental and Banco de Crédito del Perú

b) Guarantees incorporated in development of the offer and granting of the UPME 01 and 02 projects of 2003:

Ensured affiliate	Beneficiary of the guarantee	AMOUNT (USD)	COLOMBIAN COMMISION ENTITY	ANNUAL COMIS. (%)	MATURITY	OBJECT
ISA (UPME 1)	UPME	13.720.000	Bancolombia	2,50%	oct-07	Compliance guarantee UPME 1
ISA (UPME 2)	UPME	21.660.000	BBVA	2,50%	oct-07	Compliance guarantee UPME 2

Additionally, there was a guarantee in force that was incorporated in 2004 in which ISA supports Flycom Comunicaciones S.A. E.S.P.'s obligations of payments of the financial leasing operations and infrastructure leasing granted by Leasing de Crédito. The amount is for $1.568 MM, related with 75.04% of the complete operation. This guarantee will be in force until September 17, 2013.

Guarantees that required authorizations were previously approved by ISA's Board of Directors and by the entities that regulate Public Debt.

The guarantees and collaterals granted by Head Office and the subsidiary Transelca, comprise:

a) Pledge 100% of the shares current and future value in subsidiaries of Red de Energía de Peru and ISA Peru in favor of bank investors; this will be in force for the time of the loan. This was approved by the Board of Director's and require a favorable concept from the National Planning Department (DNP) and the authorization resolution from Ministerio de Hacienda y Crédito Público.

b) The subsidiary Transelca pledged the contract agreed between ISA-Bolivia and Siemens for US$22.5 million, in order to construct some assets that comprise the license contract in Bolivia and a promissory note that supports 99.9% of the same. This guarantee is supported by the Company's Shareholders' Agreement, which compromises to assume the payment obligation in accordance with participation percent in the Company in case the guarantee is made effective.

c) Head Office and the subsidiary Transelca provided as guarantees and collateral the credit letters of Stand By issued to support the subsidiaries, in the loan and compliance of the concession contract signed by the Bolivian Government.

19.4 AGREEMENT FOR LEGAL STABILITY OF ISA PERU

On March 29, 2001, the subsidiary signed a legal stability agreement with the Peruvian government in the context of Decrees 662 and 757 and Law 27342. The agreement comes into force at the same time as the concession, and continues throughout the life of same.

In virtue of this agreement, the subsidiary is committed and complied in 2003 with certain requirements.

During the term of this agreement, the Peruvian Government is committed to ensure the legal stability for the subsidiary in the following terms:

- Stability in the tax regime referred to income tax, which conserve regulations in force at the time of celebrating the agreement.

- Stability in the contracting regime of the Company's employees.

As of the date of the agreement of the contract the following aliquots will be considered, over which 2% of income tax will be added:

- In 2001 a 30% income tax was applied, which could be reduced to 20% and it will be computed over the reinverted net income. The non reinverted income will be subject to a 30% tax rate.

- As of 2002 and until the maturity of this agreement, the 20% income tax rate will be applied.

19.5 AGREEMENT FOR LEGAL STABILITY OF REP

On July 26, 2002, the subsidiary signed a legal stability agreement with the Peruvian government in the context of Decrees 662 and 757 and Law 27342. The agreement comes into force at the same time as the concession, and continues throughout the life of same.

In this agreement, the subsidiary is committed to:

- Issue representative capital shares in favor of investors for USD 20,000,000 against receipt of contributions which should have been made by September 2, 2002.

- Ensure that investor contributions are canalized through the national financial system and that capital contributions are used to expand production capacity.

  While this agreement remains in force, the Peruvian State guarantees the Company legal stability in the following terms:

- Stability in the tax regime referred to income tax, which conserve regulations in force at the time of celebrating the agreement.

- Stability in the contracting regime of the Company's employees.

19.6 DELEGATED ADMINISTRATION OF THE COMMERCIAL SETTLEMENT SYSTEM

According to CREG Resolution 024 of 1995, ISA was responsible for the functions of Management of the Commercial Settlement System -ASIC-. Therefore, Head Office is responsible for recording long-term energy contracts; liquidation, invoicing, collection and payment of electricity exchange transactions between generators and sellers; maintain information systems and software; and arrange financial guarantees and the application of procedures to limit supplies.

As remuneration for these activities the Head Office bills the wholesale market generators and sellers as regulated by the commission. Resolution 116 of December 18, 2003 sets Regulated Revenues for services provided by the CND, ASIC and LAC for 2004. ISA is not responsible for the credit risk in exchange transactions.

As of October 1, 2005, these functions are made through the subsidiary XM, Compañía de Expertos en Mercados S.A.ESP.

NOTE 20: OPERATING INCOME

This is income from services rendered by the companies of the ISA Group per concept of: Transmission of Electric Energy (use of STN), connection to the National Transmission System and Energy Transport Services (administration operation and maintenance, specialized technical services, special studies, availability of infrastructure and project management) that result from the following customers:

	2004	2005
CODENSA	90,766	105,194
EEPPM	90,599	98,795
ELECTRICARIBE	70,310	83,713
ELECTROCOSTA	58,791	70,310
Other clients with invoicing less than 5% of the total	762,115	718,483
Total operating income	**1,072,581**	**1,076,495**

Delegated Administration of the National Transmission System STN

By CREG Resolution 001 of 1994, the Regulatory Entity required Head Office to liquidate and manage the accounts for the use of the STN. In compliance with this, Head Office mainly performed two activities: 1) Determination of the regulated income of transmission companies, being the basis of charges payable by sellers and generators for the use of the STN network, and 2) administrate the accounts resulting from the previous point.

Additionally, Resolution CREG-061 of 2000 required LAC to determine the compensations associated with the incompliance of the quality of the service of Transporting Electric Energy at STN.

As of October 1, 2005, these functions are made through the subsidiary XM.

REP CONCESSION CONTRACT

On September 5, 2002, the subsidiary, REP executed with the Peruvian Government, through the Ministry of Energy and Mines, a Contract of Concession of the Systems of Electrical Transmission with the State. This contract establishes that the system of electrical transmission given in the concession will be annually remunerated through Guaranteed Annual

Remuneration (RAG). The same initially fixed to US$ 58.6 million. The guaranteed annual remuneration will have validity for the period of use of the concession and will annually be readjusted according to the variation in the "Finished Good Less Food and Energy". The Peruvian Government through the Ministry of Energy and Mines guarantees that the Supervisor of the Concession (OSINERG) and/or whoever happens to be in this function will establish necessary the tariff mechanisms and the corresponding values to assure that the RAG of the subsidiary is completely paid every year.

In Peru the Electrical sector is governed by the Law of Electrical Concessions, Legal Decree No. 25844, promulgated on November 19, 1992, and Supreme Decree No. 009-93-EM, promulgated on February 19,1993; as modified and amended. In accordance with this Law, the operation of the power stations and transmission systems are subject to the jurisdiction of the Committee for the Economic Operation of the National Interconnected System –COES-SINAC -, with the purpose to coordinate its operation at minimum cost, ensuring the supply of electrical energy and to use the available power resources to their best advantage. The COES-SINAC regulates the transfer prices of power and energy between the generators, as well as, the compensation to the incumbent holders of the transmission systems.

Concession contract of ISA Peru

On February 16, 2001 Interconexión Eléctrica S.A. E.S.P. was awarded the International Public Bidding Process for the Awarding to the Private Sector of the concession of Electric Line Oroya - Carhuamayo – Paragsha – Derivation Antamina and Aguaytía Pucallpa (the project). On April 26, 2001, the subsidiary subscribed with the Peruvian Government, through the Ministry of Energy and Mines, a Concession Contract to provide goods and services by designing, constructing and operating the electric lines of communication and the service of transmission of electricity for a term of 32 years, During the term of the Contract, the subsidiary will be the owner of the facilities and will be able to use the facilities of the concession for the benefit of the transmission of electric service.

Investment Contract of ISA Peru:

On November 19, 2001, ISA Peru signed an investment contract with the Ministry of Mines and Energy and the Foreign Investment and Technology Commission CONITE, in order to gain the benefits of Decree 818 and subsequent regulations with regard to project investments. Under the Contract the subsidiary undertakes to make investments totaling US$ 51,828,515 over a two year period from April 26, 2001. At this time, the investment has been totally completed.

License Contract of ISA BOLIVIA

On July 31, 2003, the Company signed with the Superintendency of Electricity the license contract to exercise transmission activities in the electrical industry, for the 230 KV lines of Santiváñez-Sucre, Sucre-Punutuma and Carrasco-Urubó, for a 30 year period as of the commercial installation of the lines. This document was incorporated on August 29, 2003, before the Government's Notary.

On September 17, 2005, the Company has been enabled by Resolution N° 186/2005-5 of CNDC as a Wholesaler Electric Market agent.

NOTE 21: OPERATING COSTS

Operating costs for the years-ended December 31 are detailed as follows:

	2004	2005
Personnel expenses	63,876	77,973
Taxes	67,468	72,987
Utilities	17,999	15,998
Material and maintenance	23,834	29,150
Insurance	16,936	15,857
Communications	4,220	22,776
Fees	4,127	4,657
Leasing	713	827
Advertising and publications	607	916
Miscellaneous	17,134	15,256
Total costs before depreciation,		
amortizations and transfers	**216,914**	**256,397**
Depreciations	89,917	109,586
Amortizations	5,638	6,131
Transfers	2,131	2,757
Total depreciation, amortizations and transfers	**97,686**	**118,474**
Total operating costs	**314,600**	**374,871**

NOTE 22: ADMINISTRATIVE EXPENSES

Administrative expenses at December 31 were comprised as follows:

	2004	2005
Personnel expenses	75,768	84,688
Material and maintenance	21,757	8,011
Taxes	16,360	12,179
Communications	15,378	126
Fees	9,939	11,297
Insurance	6,782	6,075
Leasing	6,758	1,140
Utilities	6,334	4,185
Advertising and publications	4,524	4,117
Miscellaneous	5,661	7,264
Total administrative expenses before depreciation,		
amortization and provisions	**169,261**	**139,082**
Depreciations	41,639	31,438
Amortizations	29,731	34,420
Provisions	20,556	8,617
Total depreciations, amortizations and provisions	**91,926**	**74,475**
Total administrative expenses	**261,187**	**213,557**

The Head Office and its subsidiaries to record its operating or production costs used the costing methods and procedures established in Resolution 001417 of 1997 of the Superintendency of Domiciliary Utilities.

The costing system is known as "Costing Based on Activities", which tends to a correct relation of operating or production costs, with a specific service in joint services or business unit, in the use of a conductor or distribution basis and its fair measure.

This system considers that the expenses accrued in each of the areas of the administrative responsibilities should be assigned to the Business or Service Unit, in accordance with the activities (support process) developed by such areas.

NOTE 23: NON-OPERATING INCOME (EXPENSES)

Non-operating income (expenses) at December 31 was comprised by:

		2004	2005
Financial income			
Interests			
Over mature accounts receivable and other loans		10,069	5,288
Monetary readjustment yields		2,678	3,552
Investment reappraisal		3,733	4,148
Commercial, conditioned and agreement discounts		711	1,355
Miscellaneous		5,154	5,388
Total Interests		**22,345**	**19,731**
Exchange difference			
Cash		77,383	32,945
Accounts receivable		11,808	1,884
Foreign investments		-	816
Other assets		7,969	4,882
Accounts payable		559	612
Financial obligations		1,960	53,833
Total exchange difference		**99,679**	**94,972**
Total financial income		**122,024**	**114,703**
Extraordinary expenses			
Indemnities		7,372	887
Rentals		886	1,412
Recoveries	(1)	11,056	49,127
Inter-administrative agreement - Internexa		3,116	1,326
Income from previous years		4,062	1,125
Other		2,318	1,624
Total extraordinary income		**28,810**	**55,501**
Total non-operating income		**150,834**	**170,204**

(1) 2005 includes $25,206 per effect of Legislative Writ 001 of 2005, which eliminated special retirement pension regimes and $9,775 for the recovery of the provision for income tax 2004.

Non-operating expenses for years-ended December 31 were comprised by:

		2004	2005
Financial			
Interests and commissions			
Over financial obligations		98,123	58,802
Interests and commissions over bonds		100,733	127,824
Administration of issuance of bonds		8,626	7,696
Loss from valuation and sale of investments		1,656	849
Miscellaneous		900	876
Total Interests and commissions		**210,038**	**196,047**
Exchange difference			
Assets		9,006	2,773
Investments		28,614	7,617
Accounts payable		16,297	3,425
Financial obligations		30,374	54,917
Hedging		57,188	50,380
Total exchange difference		**141,479**	**119,112**
Total financial expenses		**351,517**	**315,159**
Other expenses			
Loss from damages	(1)	13,981	17,575
Loss from assets write-off		1,056	1,058
Other		1,927	5,308
Total extraordinary expenses		**16,964**	**23,941**
Prior year adjustments	(2)	28,739	26,768
Total other expenses		**45,703**	**50,709**
Total non-operating expenses		**397,220**	**365,868**

(1) During 2005 and 2004, the Company was affected by terrorist attacks made to the electric infrastructure, which implies to assume extraordinary expenses for its recovery, including personnel expenses related with this work.

(2) 2004 includes $12,536, equivalent to 40% of the greater income tax of taxable year 2002. 2005 includes $23,864 related with the present value for future payments of health, education benefits and seniority contributions to pensioned employees that have not been provisioned in previous years (See Note 16.1).

NOTE 24: FINANCIAL INDICATORS

Some financial indicators at December 31 are as follows:

	2004	2005
ASSETS PROFITABILITY	10.75%	10.45%
Operating income/net average of fixed assets in service (%)		
EQUITY PROFITABILITY	5.64%	7.36%
Income /average equity (Accounting income) (%)		
EBITDA/ operating interests (times)	3.71	3.72
EBITDA/ long-term debts (times)	0.37	0.39
LIQUIDITY	98.36%	85.70%
Current asset/ current liabilities		
INDEBTEDNESS	46.52%	45.36%
Liabilities / Assets		

NOTE 25: SUBSEQUENT EVENTS

At the 2005 year end the subsidiary Transelca, according to the opinion of the attorney's and the signature on January 16, 2006 of the transaction contract by Electrificadoras and Transelca S. A. E.S.P., recorded the recovery of capital and interests for $7,900 and $136 respectively, in accordance with agreed conditions. See Note 7.

PRICEWATERHOUSECOOPERS

STATUTORY AUDITOR'S REPORT

To the Shareholders of
Interconexión Eléctrica S.A. E.S.P.

February 17, 2006

1. I have audited the accompanying consolidated balance sheets of Interconexión Eléctrica S.A. E.S.P. and of its subsidiaries at December 31, 2005 and the related consolidated statements of income, of changes in shareholders' equity, of changes in the financial position of of cash flows for the year then ended. These financial statements are the responsibility of the Company's management, since they reflect its performance; my responsibilities include auditing them and expressing an opinion thereon. I did not audit the financial statements of the subsidiary companies at December 31, 2005, included in these consolidated statements, which disclose, before elimination, total assets for $2,385,307 million and a total net income for $41,331 million of the year ended at this date. These financial statements were audited by other public accountants, members of PricewaterhouseCoopers, except for the subsidiary Interconexión Eléctrica ISA Bolivia S.A., which reports were provided to me, and my opinion expressed herein, of the amounts included that are related with the subsidiaries of Interconexión Eléctrica S.A. E.S.P., is exclusively based on other public accountant's reports. The consolidated financial statements of Interconexión Eléctrica S.A. E.S.P. for 2004 were audited by another statutory auditor, who in report of February 25, 2005, expressed an unqualified opinion of the same, with emphasis made in some paragraphs.

2. I obtained the information necessary to comply with my statutory audit function and I conducted my examinations in accordance with auditing standards generally accepted in Colombia. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements present fairly the financial position and the results of the operations. An audit includes, among others things, examining, on a test basis, evidence supporting the amount and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audits provide a reasonable basis for the opinion on the financial statements which I express in the following paragraph.

3. In my opinion, based on my audit and on the reports of other public accountants, as mentioned in the first paragraph of this report, the aforementioned consolidated financial statements, present fairly the financial position of Interconexión Eléctrica S.A. E.S.P. and its subsidiary companies at December 31, 2005, the consolidated statements of its operations, the changes in its financial position and of its chash flows fro the year the ended, in conformity with accounting principles generally accepted in Colombia for companies under the surveillance of the Colombian General Accounting Office and of regulations of the Public Domicile Utilities Superintendency, as indicated in Note 3 to the financial statements, applied on a consistent basis with the prior year.

4. As indicated in Note 10 to the financial statements, at December 31, 2005 the subsidiary Flycom Comunicaciones S.A. E.S.P. recorded deferred charges and intangible assets for $9,590 and 32,200 million, respectively, that is expected to be recovered during the following years. Even though, the Company has financial income projections for future years, the recovery of these deferred charges and intangible assets depend on the compliance of these projections.

Carlos Enrique Gordillo B.
Statutory auditor of Interconexión Eléctrica S.A. E.S.P.
Professional Card No. 33537-T



SUPPLEMENTARY INFORMATION

Consolidated Financial Statements expressed in US Dollars



INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
YEARS ENDED DECEMBER 31, 2004 AND 2005
(Expressed in thousands of US Dollars, except for net income per share which is expressed in Dollars)

	2004(*)	2005
OPERATING REVENUES		
Energy transmission services	351,828	370,520
Connection charges	39,823	44,831
Dispatch and CND coordination (Energy Control Center)	9,468	10,852
MEM services (STN-SIC-SDI)	13,548	9,471
Telecommunications	26,933	30,921
Other operating revenues	7,225	4,679
Toal operating revenues	**448,826**	**471,275**
OPERATING COSTS AND EXPENSES		
Operating costs	131,646	164,113
Administrative expenses	109,295	93,492
Toal operating costs and expenses	**240,940**	**257,606**
Operating income	**207,885**	**213,669**
NON-OPERATING REVENUES (EXPENSES)		
Non-operating revenues	63,117	74,513
Non-operating expenses	(166,218)	(160,172)
Non-operating loss	**(103,101)**	**(85,659)**
Income before taxes	**104,784**	**128,010**
Income tax provision	(43,333)	(30,415)
Income before minority interest	**61,452**	**97,595**
Minority interest	**2,167**	**9,925**
Net Income	**59,285**	**87,670**
Net income per share	**62**	**91**

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
YEARS ENDED DECEMBER 31, 2004 AND 2005
(Expressed in thousands of US Dollars)

	2004(*)	2005
ASSETS		
CURRENT ASSETS		
Cash	73,768	99,723
Temporary investments	62,268	50,527
Accounts receivable, net	90,862	114,365
Inventories	6,242	6,376
Deferred charges and other assets	5,788	10,997
Total current assets	**238,927**	**281,987**
Permanent investments	6,157	18,765
Long-term accounts receivable	37,338	29,230
Inventories	26,726	15,583
Property, plant and equipment, net	1,135,099	1,283,123
Deferred charges and other assets	331,721	381,113
Reappraisal of assets	543,246	561,336
Total non-current assets	**2,080,287**	**2,289,150**
TOTAL ASSETS	**2,319,214**	**2,571,137**
Memorandum accounts:		
Debtor accounts	575,723	913,544
Contra creditor accounts	834,387	821,662
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Outstanding bonds	-	62,356
Financial liabilities	80,603	62,451
Accounts payable	64,340	82,800
Labor liabilities	4,182	4,807
Estimated liabilities and provisions	39,733	44,340
Other liabilities	54,045	72,276
Total current liabilities	**242,902**	**329,030**
LONG-TERM LIABILITIES		
Outstanding bonds	494,432	447,183
Financial liabilities	210,331	259,049
Accounts payable	9,640	13,805
Labor liabilities	398	380
Estimated liabilities and provisions	54,702	55,509
Other liabilities	66,550	82,502
Total long-term liabilities	**836,054**	**858,428**
TOTAL LIABILITIES	**1,078,956**	**1,187,458**
MINORITY INTEREST	**134,212**	**163,906**
SHAREHOLDERS' EQUITY		
Subscribed and paid-in capital	13,426	14,046
Capital surplus	146,685	153,464
Reserves	95,444	116,586
Previous years results	(5,472)	(5,726)
Net income	59,285	87,670
Exchange difference on translation	(549)	(206)
Equity Revaluation	273,057	285,673
Reappraisal surplus	479,119	496,432
Equity method surplus	45,050	71,835
TOTAL SHAREHOLDER'S EQUITY	**1,106,046**	**1,219,773**
Total liabilities, minority interest and shareholders' equity	**2,319,214**	**2,571,137**
Memorandum accounts:		
Creditor accounts	834,387	821,662
Contra debtor accounts	575,723	913,544

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2004 AND 2005
(Expressed in thousands of US Dollars)

	2004	2005
Financial resources generated from year's operations:		
Net income	59,285	87,670
Expenses (revenues) not affecting working capital:		
Minority interest	2,167	9,925
Depreciation of property, plant and equipment	54,571	57,821
Amortization of deferred charges and other assets	14,194	17,753
Amortization of retirement pensions	9,155	4,263
Exchange difference	(5,375)	22,262
Loss on sale and retirement of property, plant and equipment	442	417
Provision for protection of property, plant and equipment	1,959	-
Provision for protection of other assets	1,839	569
Recovery of provisions	(51)	(449)
Total financial resources generated from year's operations:	**138,184**	**200,230**
Financial resources generated by other sources:		
Increase in long-term financial liabilities	6,320	63,306
Increase in long-term bonds	237,525	1,514
Increase in accounts payable	4,085	3,987
Increase in long-term liabilities	3,330	26,446
Sale price of property, plant and equipment	-	625
Equity variation	1,375	-
Increase in estimated liabilities	-	5,830
Decrease in deferred charges and other assets	24,628	-
Decrease in long-term accounts receivable	-	9,833
Retirement of ISA Bolivia investment by equity method	-	24,703
Equity increase from currency translation	-	26,732
Total financial resources generated by other sources	**277,263**	**162,976**
Total financial resources generated	**415,447**	**363,206**

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (Continued)
YEARS ENDED DECEMBER 31, 2004 AND 2005
(Expressed in thousands of US Dollars)

	2004	2005
Financial resources used:		
Increase in property, plant and equipment	23,536	141,507
Increase in deferred charges and other assets	-	52,387
Increase in permanent investments	35,931	13,203
Purchase of inventories	707	312
Decrease in financial liabilities	105,987	36,300
Transfer of short-term liabilities	103,165	34,158
Transfer of short-term bonds payable	-	62,356
Increase in long-term accounts receivable	3,314	-
Payment of bonds	-	9,250
Cash dividends declared	38,579	44,564
Equity variation	-	202
Decrease in long-term labor liabilities and payment of retirement pensions	8,702	11,850
Total financial resources used:	**319,921**	**406,089**
Increase (decrease) in working capital	**95,526**	**(42,883)**

Changes in components of working capital		
Increase (decrease) in currents assets		
Cash	4,817	22,547
Temporary investments	24,182	(14,618)
Accounts receivable - net	(20,321)	19,305
Inventories	(1,416)	(154)
Deferred charges and other assets	(4,036)	4,942
Total increase in currents assets	**3,226**	**32,022**
Increase (decrease) in current liabilities		
Financial liabilities	(60,846)	(21,876)
Outstanding bonds	-	62,356
Accounts payable	(9,911)	15,487
Labor liabilities	(135)	432
Estimated liabilities and provisions	1,882	2,772
Other liabilities	(23,290)	15,734
Total increase (decrease) in current liabilities	**(92,300)**	**74,905**
Increase (decrease) in working capital	**95,526**	**(42,883)**

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2005
(Expressed in thousands of US Dollars)

	2004	2005
Cash flows from operating activities:		
Net income	**59,285**	**87,670**
Plus (minus) - Adjustments to reconciliate net income with net cash provided by operations:		
Minority interest	2,167	9,925
Depreciation of property, plant and equipment	54,571	57,821
Amortization of deferred charges and other assets	14,194	17,753
Allowance for doubtful accounts	3,394	2,330
Provision for protection of property, plant and equipment	1,959	-
Provision for protection of other assets	1,839	569
Provision for accounts payable	906	-
Amortization of retirement pensions	9,155	4,263
Provision for protection of inventories	503	328
Income tax provision	43,333	30,415
Loss on sale and retirement of property, plant and equipment	442	417
Exchange difference expense	21,355	24,151
Recovery of provisions	(51)	(17,175)
Accrued interests and commissions	66,882	79,387
Total cash flows from operating activities:	**279,933**	**297,854**
Changes in operating assets and liabilities:		
Accounts receivable	1,376	(4,149)
Inventories	205	(486)
Deferred charges and other assets	25,928	(57,329)
Accounts payable	2,327	46,719
Labor liabilities	(90)	396
Estimated liabilities and provisions	(44,728)	(26,182)
Other liabilities	(19,960)	42,181
Cash flows in other operations:		
Payment of retirement pensions	(6,376)	(7,445)
Payment of taxes	(27,995)	(29,598)
Net cash provided by operating activities	**210,620**	**261,960**
Cash flows from investment activities:		
Purchase of long-term investments	(34,112)	(13,203)
Retirement of investments	-	24,703
Sale price of property, plant and equipment	-	625
Purchase of property, plant and equipment	(23,536)	(140,171)
Net cash used in investment activities	**(57,649)**	**(128,045**
Cash flows from financing activities:		
Interest received (paid) in cash	17,561	9,662
Payment of interest	(73,380)	(80,385)
Dividends paid	(23,561)	(43,514)
Increase in financial liabilities	30,591	94,448
Decrease in financial liabilities	(310,447)	(123,477)
Increase in outstanding bonds	235,842	-
Payment of outstanding bonds	-	(9,250)
Equity increase from change of currency	-	26,732
Increase in equity	1,173	(202)
Net cash used in financing activities	**(122,221)**	**(125,985)**
Net increase in cash and cash equivalents	**30,750**	**7,929**
Cash and cash equivalents at beginning of year	**105,285**	**142,320**
Cash and cash equivalents at end of year	**136,036**	**150,250**

GRUPO

ISA

ISA
Main Offices
Calle 12 Sur No. 18 -168
Medellin - Colombia
Telephone: +57(4) 325 22 70
Fax: +57(4) 317 08 48
http:// www.isa.com.co
E-mail: isa@isa.com.co

Shareholder Service Offices:
Calle 12 Sur No. 18- 168
Bloque 3 - piso 2, Medellin - Colombia
Telephone: +57(4) 325 22 70 Ext. 74 979
Shareholder Service: 01 8000 11 5000 and +57(4) 360 24 72

Cra. 69 No. 25 B 45 Of. 1002, Bogota - Colombia
Telephone: +57(1) 416 55 96 Ext. 71706

AFFILIATES

POWER SECTOR

XM, Compañia de Expertos en Mercados
Main Offices
Calle 12 Sur Nº. 18-168 Bloque 2
Medellin, Colombia
Telephone: + 57 (4) 317 22 44
Fax: + 57 (-4) 317 08 33
Customer Service: + 57 (4) 317 29 29
www.xm.com.co
E.mail: info@xm.com.co

TRANSELCA
Main Offices
Carrera 55 No. 72-109
Piso 10, Centro Ejecutivo II
Barranquilla, Colombia
Telephone: +57(5) 371 72 00
Fax: +57(5) 3 71 72 82
www.transelca.com.co

Rep de Energía del Perú -REP-
Main Offices
Avenida Canaval y Moreyra 522,
Piso 11, San Isidro, Lima 27
Peru
Telephone: +51(1) 712 66 00
Fax: 51(1) 712 68 40
www.rep.com.pe
E-mail: rep@rep.com.pe

ISA PERÚ S.A.
Main Offices
Avenida Canaval y Moreyra 522, Piso 11
San Isidro, Lima 27
Peru
Telephone: +51(1) 712 67 83
Fax: 51(1) 712 68 85

ISA Bolivia
Main Offices
Urubo - Puerto Ichilo
Santacruz - Bolivia
Telephone: +59(13) 370 13 23/24/25
Fax: +59(13) 312 11 34

TELECOMMUNICATIONS SECTOR

INTERNEXA
Main Offices
Calle 12 Sur No. 18 -168 Bloque 5
Medellin, Colombia
Telephone: +57(4) 317 11 11
Fax: +57(4) 317 22 00
http://www.internexa.com
E-mail: info@internexa.com
Customer Service: 018000 9145 43

FLYCOM
Main Offices
Calle 12 Sur No. 18 -168 Bloque 5
Medellin, Colombia
Telephone: +57(4) 317 41 41
Fax: +57(4) 317 20 50
www.flycom.net
E-mail: info@flycom.net
Customer Service: 01 8000 42 41 41


GRUPO
ISA
WE LINK COUNTRIES WITH ENERGY